   As filed with the Securities and Exchange Commission on December 1, 2000
                                                     Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                         WESTERN MULTIPLEX CORPORATION
            (Exact Name of Registrant as Specified in its Charter)

            Delaware                              3679                           52-219-8231
 (State or Other Jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
 Incorporation or Organization)       Classification Code Number)            Identification No.)

                                ---------------
           1196 Borregas Avenue, Sunnyvale, CA 94089, (408) 542-5200 (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                ---------------
                                Jonathan Zakin
                            Chief Executive Officer
                         Western Multiplex Corporation
       1196 Borregas Avenue, Sunnyvale, California 94089, (408) 542-5200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                                ---------------
                                  Copies to:

               Daniel Clivner, Esq.                              Kenneth Guernsey, Esq.
            Simpson Thacher & Bartlett                             Jamie Chung, Esq.
       10 Universal City Plaza, Suite 1850                         Cooley Godward LLP
         Universal City, California 91608                    One Maritime Plaza, 20th Floor
                  (818) 755-7000                            San Francisco, California 94111
                                                                     (415) 693-2000

                                ---------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.
   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                                ---------------
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
                                           Proposed       Proposed
 Title of Each Class of                    Maximum        Maximum     Maximum Amount
    Securities to be      Amount to be  Offering Price   Aggregate    of Registration
       Registered         Registered(1)   Per Share       Price(2)        Fee(2)
-------------------------------------------------------------------------------------
 Class A Common Stock,
  par value $0.01
  per share............    51,012,830   Not applicable Not applicable     $72,125
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

(1) Based on the maximum number of shares of Western Multiplex common stock to be issued in connection with the merger, calculated as the sum of (i) the product of (A) 37,698,723, the aggregate number of shares, par value
    $0.10 per share, of Adaptive Broadband common stock outstanding as of November 30, 2000 and (B) 1.345, the number of shares of common stock of the Registrant issuable in respect of each share of Adaptive Broadband common stock and (ii) an estimated 229,032 shares of Adaptive Broadband common stock to be issued in connection with the termination of Adaptive Broadband's Phantom Stock Plan.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rules 457(f) and 457(c) of the Securities Act of 1933, as amended and based upon the average of the high and low per share prices of Adaptive Broadband common stock as reported on the Nasdaq National Market ($7.20313) on November 30, 2000.

                                ---------------
   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION--DATED DECEMBER 1, 2000

                            [Western Multiplex Logo]

                         Western Multiplex Corporation
                              1196 Borregas Avenue
                          Sunnyvale, California 94089

                                        , 2000

Dear Stockholder:

   You are cordially invited to attend a special meeting of stockholders of
Western Multiplex Corporation, which we will hold on                , 2001, at
     , local time at                  , Sunnyvale, California.

   At the special meeting, you will be asked to vote on the issuance of Western Multiplex common stock under an Agreement and Plan of Merger pursuant to which a subsidiary of Western Multiplex will merge into Adaptive Broadband Corporation, with Adaptive Broadband continuing as the surviving corporation and becoming a subsidiary of Western Multiplex. The combined company will continue to be called Western Multiplex Corporation.

   This merger is an initial step toward the consolidation of the wireless infrastructure industry. By combining with Adaptive Broadband, we will have a deeper management and technical team, have the ability to deliver an integrated and broader product offering and have a leading position in the broadband fixed wireless equipment industry.

   When the merger is completed, each share of Adaptive Broadband common stock will be canceled and converted into 1.345 shares of Western Multiplex common stock. After the merger, the current stockholders of Western Multiplex will own approximately 52% of the combined company.

   Adaptive Broadband common stock is listed on the Nasdaq National Market
under the trading symbol "ADAP." On       , 2000, Adaptive Broadband common
stock closed at $      per share.

   We cannot complete the merger unless holders of a majority of the Western Multiplex shares represented in person or by proxy and entitled to vote at the special meeting at which a quorum is present vote for these proposals. WMC Holding LLC, which owns Western Multiplex common stock entitled to cast a majority of the total votes at the special meeting, has agreed to vote in favor of the proposal. Thus, we expect the proposal to be approved by our stockholders regardless of how other stockholders vote.

   Before voting, you should carefully review all the information contained in the attached proxy statement/prospectus and in particular you should consider the matters discussed under "Risk Factors" beginning on page 19.

   After careful consideration, your board of directors has unanimously determined that the merger is in the best interests of Western Multiplex and its stockholders. Your board of directors unanimously recommends that you vote FOR the issuance of Western Multiplex shares in the merger.

   Whether or not you expect to attend the meeting, please complete, date, sign and promptly return the accompanying proxy in the enclosed postage paid envelope so that your shares may be represented at the meeting, regardless of the number of shares you own.

                                         Sincerely,

                                         Jonathan N. Zakin
                                         Chairman and Chief Executive Officer


    Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the merger described in this proxy statement/prospectus or the Western Multiplex capital stock to be issued in connection with the merger, or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


   This proxy statement/prospectus is dated         , 2000 and is first being
mailed to stockholders on or about         , 2000.

                 SUBJECT TO COMPLETION--DATED DECEMBER 1, 2000

                            Adaptive Broadband Logo

                         Adaptive Broadband Corporation
                              1143 Borregas Avenue
                          Sunnyvale, California 94089

                                        , 2000

Dear Stockholder:

   You are cordially invited to attend a special meeting of the stockholders of
Adaptive Broadband Corporation, which we will hold on       , 2001, at 10:00
a.m., local time, at the Sheraton Four Points Sunnyvale Hotel, 1250 Lakeside Drive, Sunnyvale, California 94086.

   At the special meeting, you will be asked to vote on the approval of an Agreement and Plan of Merger, pursuant to which a subsidiary of Western Multiplex will merge into Adaptive Broadband, with Adaptive Broadband continuing as the surviving corporation and becoming a wholly owned subsidiary of Western Multiplex. The combined company will continue to be called Western Multiplex Corporation.

   This merger is an initial step toward the consolidation of the wireless infrastructure industry. By combining with Western Multiplex, we will accelerate the development of our sales channel, have a deeper management and technical team, have the ability to deliver an integrated and broader product offering and have a leading position in the broadband fixed wireless equipment industry.

   When the merger is completed, each share of Adaptive Broadband common stock will be canceled and converted into 1.345 shares of Western Multiplex common stock. After the merger, Adaptive Broadband stockholders will own approximately 48% of the shares of the combined company.

   Western Multiplex common stock is listed on the Nasdaq National Market under
the trading symbol "WMUX." On       , 2000, Western Multiplex common stock
closed at $        per share.

   We cannot complete the merger unless holders of shares of Adaptive Broadband common stock representing a majority of the votes entitled to be cast at the special meeting at which a quorum is present vote to adopt the merger agreement.

   Before voting, you should carefully review all the information contained in the attached proxy statement/prospectus and in particular you should consider the matters discussed under "Risk Factors" beginning on page 19.

   After careful consideration, your board of directors has unanimously determined that the merger is in the best interests of Adaptive Broadband and its stockholders. Your board of directors unanimously recommends that you vote FOR the adoption of the merger agreement.

   Whether or not you expect to attend the meeting, please complete, date, sign and promptly return the accompanying proxy in the enclosed postage paid envelope so that your shares may be represented at the meeting, regardless of the number of shares you own. If you do not vote, it will have the same effect as voting against the merger.

                                         Sincerely,

                                         Frederick D. Lawrence
                                         Chairman and Chief Executive Officer


    Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved the merger described in this proxy statement/prospectus or the Western Multiplex capital stock to be issued in connection with the merger, or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.


   This proxy statement/prospectus is dated       , 2000 and is first being
mailed to stockholders on or about       , 2000.

                 SUBJECT TO COMPLETION--DATED DECEMBER 1, 2000

                         WESTERN MULTIPLEX CORPORATION

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                       TO BE HELD ON              , 2001

To the Stockholders of Western Multiplex Corporation:

   A special meeting of stockholders of Western Multiplex Corporation will be
held at            , Sunnyvale, California on               , 2001 at
local time, for the following purposes:

   To consider and vote upon a proposal to approve the issuance of Western Multiplex common stock in connection with an Agreement and Plan of Merger, dated as of November 12, 2000, among Adaptive Broadband Corporation, Western Multiplex Corporation and WA Merger Sub, Inc., a wholly owned subsidiary of Western Multiplex, under which:

  . WA Merger Sub will be merged into Adaptive Broadband, with Adaptive
    Broadband continuing as the surviving corporation and becoming a subsidiary of Western Multiplex;

  . each issued and outstanding share of Adaptive Broadband common stock will be canceled and converted into 1.345 shares of Western Multiplex common stock.

   Our board of directors has unanimously approved the merger agreement and the merger and recommends that you vote FOR approval of the issuance of shares of Western Multiplex common stock in the merger. The proposals are described in more detail in the accompanying proxy statement/prospectus, which you should read in its entirety before voting. A copy of the merger agreement is attached as Annex A to the accompanying proxy statement/prospectus.

   Only stockholders of record at the close of business on         , 2000 are
entitled to notice of the special meeting, and to vote at the special meeting and at any adjournments thereof. For ten days prior to the special meeting, a complete list of Western Multiplex stockholders entitled to vote at the special meeting will be available for examination by any stockholder for any purpose germane to the special meeting, during ordinary business hours at the principal executive offices of Western Multiplex located in Sunnyvale, California.

   All Western Multiplex stockholders are cordially invited to attend the special meeting in person. However, to ensure your representation at the special meeting, you are urged to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope. You may revoke your proxy in the manner described in the accompanying proxy statement/prospectus at any time before it is voted at the special meeting.

   We cannot complete the merger unless holders of a majority of the Western Multiplex shares represented in person or by proxy and entitled to vote at the special meeting at which a quorum is present vote FOR the proposal. WMC Holding LLC, which owns Western Multiplex common stock entitled to cast a majority of the total votes at the special meeting, has agreed to vote in favor of the proposal. Thus, we expect the proposal to be approved by our stockholders regardless of how other stockholders vote.

                                          By order of the board of directors,

                                          Nancy Huber
                                          Chief Financial Officer, Vice
                                           President of Finance and Secretary

Sunnyvale, California
      , 2000

                 SUBJECT TO COMPLETION--DATED DECEMBER 1, 2000

                         ADAPTIVE BROADBAND CORPORATION

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON          , 2001

To the Stockholders of Adaptive Broadband Corporation:

   A special meeting of stockholders of Adaptive Broadband Corporation will be held at Sheraton Four Points Sunnyvale Hotel, 1250 Lakeside Drive, Sunnyvale,
California on          , 2001 at 10:00 a.m. local time, for the following
purposes:

   1. To consider and vote upon a proposal to adopt an Agreement and Plan of Merger, dated as of November 12, 2000 among Western Multiplex Corporation, WA Merger Sub, Inc., a wholly owned subsidiary of Western Multiplex, and Adaptive Broadband Corporation under which:

  . WA Merger Sub will be merged into Adaptive Broadband, with Adaptive
    Broadband continuing as the surviving corporation and becoming a wholly owned subsidiary of Western Multiplex;

  . each issued and outstanding share of Adaptive Broadband common stock will be canceled and converted into 1.345 shares of Western Multiplex common stock; and

   2. To transact any other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

   Our board of directors has unanimously approved the merger agreement and the merger and recommends that you vote FOR adoption of the merger agreement. The proposal is described in more detail in the accompanying proxy statement/prospectus, which you should read in its entirety before voting. A copy of the merger agreement is attached as Annex A to the accompanying proxy statement/prospectus.

   Only stockholders of record at the close of business on          , 2000 are
entitled to notice of the special meeting, and to vote at the special meeting and at any adjournments thereof.

   Holders of Adaptive Broadband common stock are not entitled to appraisal rights under Section 262 of the Delaware General Corporation Law because the conditions set forth in Section 262 have not been met.

   All Adaptive Broadband stockholders are cordially invited to attend the special meeting in person. However, to ensure your representation at the special meeting, we urge you to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope. You may revoke your proxy in the manner described in the accompanying proxy statement/prospectus at any time before it is voted at the special meeting. If you fail to return a properly executed proxy card or to vote in person at the special meeting, the effect will be a vote against the proposal to approve the merger agreement and the merger.

   We cannot complete the merger unless holders of shares of Adaptive Broadband common stock representing a majority of the votes entitled to be cast at the special meeting at which a quorum is present, voting together as a single class, vote to adopt the merger agreement.

   Please do not send any stock certificates at this time.

                                         By order of the board of directors,

                                         Kenneth J. Wees
                                         Vice President, General Counsel and
                                          Secretary

Sunnyvale, CA
         , 2000

   The information in the accompanying proxy statement/prospectus is not complete and may be changed. Western Multiplex may not sell its securities pursuant to the proposed merger until the registration statement filed with the Securities and Exchange Commission is effective. The accompanying proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                      REFERENCE TO ADDITIONAL INFORMATION

   This proxy statement/prospectus "incorporates by reference" important business and financial information about Adaptive Broadband from documents that are not included in or delivered with this proxy statement/prospectus. You may obtain documents incorporated by reference in this proxy statement/prospectus without charge by requesting them in writing or by telephone from Adaptive Broadband at the following address:

                         Adaptive Broadband Corporation
                              1143 Borregas Avenue
                          Sunnyvale, California 94089
                              Tel: (408) 732-4000
                           Attn: Corporate Secretary

   If you would like to request any documents, please do so by      , 2000 in
order to receive them before the special meeting.

   For a more detailed description of the information incorporated by reference into this proxy statement/prospectus and how you may obtain it, see "Summary of the Proxy Statement/Prospectus--Where You Can Find More Information" on page 11.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
QUESTIONS AND ANSWERS ABOUT THE MERGER...................................    1

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS................................    5
The Companies............................................................    5
Summary of the Merger....................................................    5
Where You Can Find More Information......................................   11
Information on Western Multiplex's Web Sites.............................   12
Information on Adaptive Broadband's Web Sites............................   12
SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION...................   13
Summary Historical Financial Data of Western Multiplex...................   13
Summary Historical Consolidated Financial Data of Adaptive Broadband ....   14
Summary Unaudited Pro Forma Combined Financial Data......................   15
COMPARATIVE PER SHARE DATA...............................................   16
MARKET PRICE AND DIVIDEND DATA...........................................   17

RISK FACTORS.............................................................   19

FORWARD-LOOKING STATEMENTS...............................................   32

THE WESTERN MULTIPLEX SPECIAL MEETING....................................   33

THE ADAPTIVE BROADBAND SPECIAL MEETING...................................   36

THE PROPOSED MERGER......................................................   40
The merger...............................................................   40
Merger consideration.....................................................   40
Effective time of the merger.............................................   40
Treatment of Adaptive Broadband stock options............................   40
Background of the merger.................................................   40
Joint reasons for the merger.............................................   43
Western Multiplex's reasons for the merger...............................   44
Recommendation of Western Multiplex's board of directors.................   45
Opinion of Western Multiplex's financial advisor.........................   46
Adaptive Broadband's reasons for the merger..............................   51
Recommendation of Adaptive Broadband's board of directors................   53
Opinion of Adaptive Broadband's financial advisor........................   53
Material United States Federal Income Tax Consequences of the Merger.....   58
Exchange of Adaptive Broadband stock certificates for Western Multiplex
 stock certificates......................................................   60
No dividends.............................................................   60
Regulatory matters; HSR Act and antitrust................................   61
Accounting treatment.....................................................   61
Restrictions on sales of shares by affiliates............................   61
Interests of certain directors, officers and affiliates in the merger....   62
Employment Arrangements..................................................   62
Material contacts between Adaptive Broadband and Western Multiplex.......   66
Indemnification and insurance............................................   66
No appraisal rights......................................................   66
Listing on the Nasdaq National Market of Western Multiplex common stock
 to be issued in the merger..............................................   67
Delisting and deregistration of Adaptive Broadband common stock after the
 merger..................................................................   67

THE MERGER AGREEMENT.....................................................   68
General..................................................................   68
Representations and warranties...........................................   68

                                                                          Page
                                                                          ----
Conditions to the completion of the merger...............................  69
No solicitation..........................................................  70
Termination..............................................................  72
Termination fees.........................................................  73
Covenants; Conduct of business pending the merger........................  74
Other agreements.........................................................  76
Amendment; extension and waiver..........................................  77
Expenses.................................................................  77

AGREEMENTS RELATED TO THE MERGER.........................................  78
WMC Holding voting agreement.............................................  78
Reciprocal Stock Option Agreements.......................................  78
Affiliate Agreements.....................................................  82

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION.............  87

COMPARISON OF RIGHTS OF HOLDERS OF WESTERN MULTIPLEX COMMON STOCK AND
 ADAPTIVE BROADBAND COMMON STOCK.........................................  89

PRINCIPAL STOCKHOLDERS OF WESTERN MULTIPLEX..............................  97

PRINCIPAL STOCKHOLDERS OF ADAPTIVE BROADBAND.............................  99

WESTERN MULTIPLEX CORPORATION EXECUTIVE COMPENSATION..................... 102
Summary Compensation Table............................................... 102
Options Granted in Last Fiscal Year...................................... 102
Aggregate Option Exercises and Fiscal Year-End Option Values............. 103
Director Compensation.................................................... 103
Employment Agreements.................................................... 104
Incentive Plan........................................................... 106
Western Multiplex Employee Stock Purchase Plan........................... 107
Western Multiplex 2000 Stock Option Plan For Non-Employee Directors...... 107
Western Multiplex 401(k) Profit Sharing Plan............................. 108
Ubiquity Communication Plans............................................. 108
Limitations on Directors' and Executive Officers' Liability and
 Indemnification......................................................... 109
Compensation Committee Interlocks and Insider Participation.............. 110
Compensation Committee's Report on Executive Compensation................ 110

ADDITIONAL INFORMATION REGARDING WESTERN MULTIPLEX....................... 111
Western Multiplex Business............................................... 111
Products................................................................. 111
Technology............................................................... 113
Customers................................................................ 114
Research and Development................................................. 114
Manufacturing............................................................ 114
Competition.............................................................. 115
Intellectual Property.................................................... 116
Government Regulation.................................................... 116
Employees................................................................ 117
Properties of Western Multiplex.......................................... 117
Legal Proceedings........................................................ 117
Dividend Policy.......................................................... 117

                                                                          Page
                                                                          ----

WESTERN MULTIPLEX SELECTED HISTORICAL FINANCIAL DATA..................... 118

WESTERN MULTIPLEX MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS..................................... 120

MANAGEMENT AND DIRECTORS OF WESTERN MULTIPLEX AND THE COMBINED COMPANY... 131

WESTERN MULTIPLEX TRANSACTIONS WITH RELATED PARTIES...................... 134

ADAPTIVE BROADBAND SELECTED HISTORICAL FINANCIAL DATA.................... 136

ADAPTIVE BROADBAND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS..................................... 138

DESCRIPTION OF WESTERN MULTIPLEX CAPITAL STOCK........................... 148
General.................................................................. 148
Class A Common Stock..................................................... 148
Class B Common Stock..................................................... 148
Preferred Stock.......................................................... 148
Warrants................................................................. 148
Registration Rights...................................................... 148
Anti-Takeover Provisions in Delaware Law................................. 150

SUBMISSION OF STOCKHOLDER PROPOSALS...................................... 151

EXPERTS.................................................................. 151

LEGAL MATTERS............................................................ 151

INDEX TO WESTERN MULTIPLEX FINANCIAL STATEMENTS.......................... F-1

                                                                            Page
                                                                            ----

INDEX TO ADAPTIVE BROADBAND FINANCIAL STATEMENTS........................... F-1

ANNEX A (Merger Agreement)................................................. A-1

ANNEX B (Adaptive Broadband Option Agreement).............................. B-1

ANNEX C (Western Multiplex Option Agreement)............................... C-1

ANNEX D (Opinion of Credit Suisse First Boston Corporation)................ D-1

ANNEX E (Opinion of Dain Rauscher Wessels)................................. E-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: What is the merger?

A: The merger will combine the businesses of Western Multiplex and Adaptive
   Broadband. Upon consummation of the merger, Adaptive Broadband will become a wholly owned subsidiary of Western Multiplex. After the merger, the current stockholders of Adaptive Broadband will own approximately 48% of the combined company.

Q: Why are Adaptive Broadband and Western Multiplex proposing the merger?

A: We believe this merger is an initial step toward the consolidation of the wireless infrastructure industry. The combined company will have world-class products and a leading position in the broadband fixed wireless equipment industry. The combination will allow both companies to accelerate product development and deployment and provides the potential for stronger combined operating and financial results than either company could achieve on its own.

Q: What will Adaptive Broadband stockholders receive in the merger?

A: If we complete the merger, in exchange for each share of Adaptive Broadband common stock held by them on the date of the merger, holders of Adaptive Broadband common stock will receive 1.345 shares of Western Multiplex common stock. We will make a cash payment to Adaptive Broadband stockholders in lieu of issuing fractional shares in the merger. For example, if you own 100 shares of Adaptive Broadband common stock, you will receive 134 shares of Western Multiplex common stock in exchange for your Adaptive Broadband shares and a cash payment equal to the value of 0.5 of a share of Western Multiplex common stock. The number of shares of Western Multiplex common stock to be issued for each share of Adaptive Broadband common stock is fixed and will not be adjusted based upon changes in the values of Western Multiplex or Adaptive Broadband common stock. As a result, the value of the Western Multiplex shares you will receive in the merger will not be known before the merger and will go up and down as the market price of Western Multiplex common stock goes up or down. We encourage you to obtain current market quotations for Western Multiplex and Adaptive Broadband common stock.

Q: Will Adaptive Broadband stockholders recognize a taxable gain or loss for U.S. Federal income tax purposes in the merger?

A: We expect that, if the merger is completed, you should not recognize gain or loss for United States federal income tax purposes, except with respect to the cash, if any, received instead of fractional shares of Western Multiplex common stock. However, we strongly encourage you to consult your own tax advisor to determine your particular tax consequences.

  For a more complete description of the tax consequences of the merger, see the section entitled "The Proposed Merger--Material United States Federal Income Tax Consequences" on page 58.

Q: Are there risks I should consider in deciding whether to vote for the merger agreement and the merger or the issuance of Western Multiplex common stock?

A: Yes. In evaluating the merger agreement and the merger or the issuance of Western Multiplex common stock, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled "Risk Factors" beginning on page 19.

Q: What vote is required by Western Multiplex stockholders to approve the issuance of Western Multiplex common stock?

A: The affirmative vote of the holders of a majority of the Western Multiplex shares represented in person or by proxy and entitled to vote at the Western Multiplex special meeting at which a quorum is present is required to approve the issuance of Western Multiplex common stock in the merger. WMC Holding LLC, which owns Western Multiplex common stock entitled to cast a majority of the total votes at the Western Multiplex special meeting, has agreed to vote in favor of the issuance of Western Multiplex common stock in connection with the merger. Thus, we expect the proposal to be approved by Western Multiplex stockholders regardless of how other Western Multiplex stockholders vote.

Q: What vote is required by Adaptive Broadband shareholders to adopt the merger agreement?

A: The affirmative vote of holders of Adaptive Broadband common stock representing a majority of the votes entitled to be cast at the Adaptive Broadband special meeting, at which a quorum is present, is required to adopt the merger agreement.

Q: Does Western Multiplex's board of directors recommend voting in favor of the issuance of Western Multiplex common stock in the merger?

A: Yes. After careful consideration, Western Multiplex's board of directors unanimously determined that the merger is in the best interests of Western Multiplex and its stockholders and has declared the merger advisable. Western Multiplex's board of directors unanimously recommends that you vote FOR the issuance of Western Multiplex common stock in the merger.

Q: Does Adaptive Broadband's board of directors recommend voting in favor of the merger?

A: Yes. After careful consideration, Adaptive Broadband's board of directors unanimously determined that the merger is in the best interests of Adaptive Broadband and its stockholders and has declared the merger advisable. Adaptive Broadband's board of directors unanimously recommends that Adaptive Broadband stockholders vote FOR adoption of the merger agreement.

Q: When do you expect to complete the merger?

A: We are working to complete the merger as quickly as possible. We expect to complete the merger during the first calendar quarter of 2001.

  For a description of the conditions to completion of the merger, see the section entitled "The Merger Agreement--Conditions to the Completion of the Merger" on page 69.

Q: Under what circumstances can the merger be terminated?

  The merger may generally be terminated:

  (i) by mutual written consent of the parties;

  (ii) by a party, if the merger has not been consummated by June 30, 2001;

  (iii) by a party, if a governmental agency permanently restricts or enjoins consummation of the merger;

  (iv) by a party, if the other party is in material breach of any representation, warranty or covenant in the merger agreement (subject to certain conditions);

  (v) by a party, if the other party's board fails to recommend the merger agreement or withdraws or amends its recommendation;

  (vi) by a party, if the other party's stockholder approval is not obtained;

  (vii) by a party, if the other party fails to hold a stockholders meeting;

  (viii) by either party, if either of the following conditions is satisfied:
         (A) the average Western Multiplex closing price for ten trading days prior to the anticipated closing date is less than or equal to

      $10.00; or (B) Western Multiplex common stock under-performs an agreed-upon market index of comparable company stocks by more than 30 percent between signing and the proposed closing date; provided, however, that this termination right shall not be available to the party that has made a public announcement (other than an announcement of the transaction) prior to the closing following which either party's stock price declines by more than 20%; or

  (ix) by a party, if the other party seeks an alternative transaction in breach of the merger agreement.

Q: Are Adaptive Broadband stockholders entitled to appraisal rights?

A: No. Under Delaware law, holders of Adaptive Broadband stock do not have the right to an appraisal of the value of their shares of Adaptive Broadband common stock in connection with the merger. See "The Proposed Merger--No Appraisal Rights" on page 66.

Q: Are Western Multiplex stockholders entitled to appraisal rights?

A: No. Under Delaware law, holders of Western Multiplex stock do not have the right to an appraisal of the value of their shares of Western Multiplex common stock in connection with the merger. See "The Proposed Merger--No Appraisal Rights" on page 66.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement/ prospectus, please complete and sign your proxy and return it in the enclosed return envelope as soon as possible so that your shares may be represented at your special meeting.

Q: Should Adaptive Broadband stockholders send in their stock certificates now?

A: No. Adaptive Broadband stockholders should not send in their stock certificates now. After the merger is completed, we will send Adaptive Broadband stockholders written instructions for exchanging their Adaptive Broadband stock certificates. Western Multiplex stockholders will keep their existing share certificates.

Q: How do I vote?

A: Simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the special meeting. If you return your proxy card but do not include instructions on how to vote your proxy, we will vote your shares "FOR" the proposals being made at your special meeting unless your shares are held in "street name" in a brokerage account.

  The Adaptive Broadband special meeting will take place on         , 2001
  and the Western Multiplex special meeting will take place on         ,
  2001. You may attend your respective special meeting and vote your shares in person rather than voting by proxy.

Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A: Your broker will vote your shares only if you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker. If you are a holder of Adaptive Broadband common stock and you do not instruct your broker to vote your shares, it will be equivalent to voting against the proposals being made at your special meeting.

  For a more complete description of voting shares held in "street name," see the sections entitled "The Western Multiplex Special Meeting" on page 33 and "The Adaptive Broadband Special Meeting" on page 36.

Q: Can I change my vote after I have mailed my signed proxy?

A: If you want to change your vote, send the corporate secretary of Western
   Multiplex or Adaptive Broadband, as relevant, a later-dated, signed proxy card before the applicable special meeting or attend the applicable special meeting and vote in person. You may also revoke your proxy by sending written notice to the relevant corporate secretary before the applicable special meeting.

Q: Whom should I call with questions?

A: If you have any questions about the merger or if you need additional copies of this proxy statement/prospectus or the enclosed proxy, you should contact:

         Western Multiplex stockholders:            Adaptive Broadband stockholders:
      Computershare Investor Services, LLC             Innisfree M&A Incorporated
           88 Pine Street, 19th Floor                501 Madison Avenue, 20th Floor
               New York, NY 10005                          New York, NY 10022
               Tel: (800) 245-7630                         Tel: (212) 750-5833
                       or                                          or
          Western Multiplex Corporation              Adaptive Broadband Corporation
              1196 Borregas Avenue                        1143 Borregas Avenue
           Sunnyvale, California 94089                 Sunnyvale, California 94089
               Tel: (408) 542-5200                         Tel: (408) 732-4000
            Attn: Corporate Secretary                   Attn: Corporate Secretary

   You may also obtain additional information about Western Multiplex and Adaptive Broadband from documents filed with the Securities and Exchange Commission by following the instructions in the section entitled "Summary of the Proxy Statement/Prospectus--Where You Can Find More Information" on page 11.

                   SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

   We are sending this proxy statement-prospectus to Western Multiplex and Adaptive Broadband stockholders. This summary highlights selected information from this proxy statement/prospectus and may not contain all the information that is important to you. To better understand the merger, you should read this entire document carefully, including the Agreement and Plan of Merger attached as Annex A, the Adaptive Broadband Option Agreement attached as Annex B, the Western Multiplex Option Agreement attached as Annex C, the opinion of Credit Suisse First Boston attached as Annex D, the opinion of Dain Rauscher Wessels attached as Annex E, and the other documents to which we refer. In addition, we incorporate by reference in this proxy statement/prospectus important business and financial information about Adaptive Broadband. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled "--Where You Can Find More Information" on page 11. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

The Companies

  WESTERN MULTIPLEX CORPORATION
  1196 Borregas Avenue
  Sunnyvale, California 94089
  (408) 542-5200

   Western Multiplex is a leader in broadband fixed-wireless communication systems used by leading Internet Service Providers, telecommunications carriers and corporations worldwide. Western Multiplex's fixed-wireless telco and IP based systems address the growing need of service providers and end-users to rapidly and cost-effectively deploy high-speed communication networks for mobile communication backhaul, fiber extension, multi-tenant/multi-dwelling unit Internet access, enterprise, government and education campus connectivity and enable last mile access.

  ADAPTIVE BROADBAND CORPORATION
  1143 Borregas Avenue
  Sunnyvale, California 94089
  (408) 732-4000

   Adaptive Broadband is a data networking solutions company that is developing leading-edge technology for the deployment of broadband wireless communication over the Internet. Adaptive Broadband's AB-Access product platform is a leading commercial choice for fixed broadband wireless communication. Spanning the frequency range from 2 to 42 GHz, AB-Access provides high-capacity, last-mile point-to-multipoint data links, and currently is being deployed by carriers such as Internet Service Providers and competitive local exchange carriers, as well as traditional telecommunications providers.

Summary of the Merger (see page 68)

 The Merger

   In the merger, WA Merger Sub, a newly formed wholly owned subsidiary of Western Multiplex formed for the sole purpose of consummating the merger, will merge into Adaptive Broadband, and Adaptive Broadband will be the surviving corporation. As a result, Adaptive Broadband will become a subsidiary of Western Multiplex. At the effective time of the merger, each share of Adaptive Broadband common stock will be converted into 1.345 shares of Western Multiplex common stock. After the merger, each share of Western Multiplex common stock will remain outstanding.

   Holders of Adaptive Broadband common stock will receive cash for any fractional Western Multiplex shares they would otherwise be entitled to receive in the merger. The amount of cash paid to each Adaptive Broadband stockholder will be calculated by multiplying the fractional Western Multiplex share interest each holder of Adaptive Broadband common stock would otherwise be entitled to receive by the closing price per share of Western Multiplex common stock on the trading day following completion of the merger.

   Based on the number of shares of Adaptive Broadband common stock and Western Multiplex common stock outstanding on the date of this proxy statement/prospectus, Adaptive Broadband stockholders will be entitled to receive shares of Western Multiplex common stock representing approximately 48% of the total number of shares of Western Multiplex common stock outstanding following the merger. On November 30, 2000, the last trading day before the date of this proxy statement/prospectus, Western Multiplex common stock closed at $5.78125 per share on NASDAQ.

   We have attached the merger agreement, which is the legal document that governs the merger, to this proxy statement/prospectus as Annex A. We incorporate the merger agreement by reference into this proxy statement/prospectus. We encourage you to read the merger agreement carefully.

 Vote Required for Approval of the Merger

   The holders of a majority of the shares of Western Multiplex common stock present in person or by proxy and entitled to vote at the special meeting at which a quorum is present must approve the issuance of Western Multiplex common stock in the merger. Western Multiplex stockholders are entitled to cast one vote per share of Western Multiplex common stock owned as of the record date.

   The holders of shares of Adaptive Broadband common stock representing a majority of the votes entitled to be cast at the special meeting at which a quorum is present must adopt the merger agreement. Adaptive Broadband stockholders are entitled to cast one vote per share of Adaptive Broadband common stock owned as of the record date.

 Conditions to completion of the merger (see page 69)

   Western Multiplex's and Adaptive Broadband's obligations to complete the merger are subject to satisfaction or waiver of closing conditions, including the following:

  . Adaptive Broadband stockholders must approve the merger agreement and Western Multiplex stockholders must approve the issuance of Western Multiplex common stock in the merger;

  . the waiting period applicable to the merger under the Hart-Scott-Rodino
    Act must have expired or been terminated;

  . there must not be any injunction or order in effect that makes the merger illegal or otherwise prohibits the completion of the merger;

  . the shares of Western Multiplex common stock issued in the merger must be approved for listing on NASDAQ, subject to official notice of issuance;

  . the Form S-4 must be declared effective by the Securities and Exchange
    Commission under the Securities Act and no stop order suspending the effectiveness of the S-4 may have been issued by the SEC and no proceedings for that purpose may have been initiated or threatened by the SEC.

   In addition, Western Multiplex's and Adaptive Broadband's obligation to effect the merger is further subject to the satisfaction or waiver of the following additional conditions:

  . the representations and warranties of the other party in the merger agreement must be true and correct in all material respects;

  . the other party must have complied in all material respects with all agreements and covenants in the merger agreement;

  . such party must have received an opinion from its tax counsel to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

  . each of Adaptive Broadband's affiliates must have entered into an affiliate agreement.

   If either Adaptive Broadband or Western Multiplex waives any condition, we will each consider the facts and circumstances at that time and make a determination whether a resolicitation of proxies from its stockholders is necessary or appropriate.

 Termination of the merger agreement (see page 72)

   Western Multiplex and Adaptive Broadband have the right to terminate the merger agreement before the merger is completed:

  . by mutual written consent of the parties;

  . by either party, if the merger has not been consummated by June 30, 2001;

  . by Western Multiplex or Adaptive Broadband, if the shareholders of either
    Western Multiplex or Adaptive Broadband have not approved the merger proposal at its special meeting;

  . by either party, if a governmental agency permanently restricts or enjoins consummation of the merger or if required antitrust approvals are not obtained;

  . by a party, if the other party is in material breach of any representation, warranty or covenant in the merger agreement (subject to certain conditions);

  . by a party, if the other party's board fails to recommend the merger agreement or withdraws or amends its recommendation;

  . by a party, if the other party's stockholder approval is not obtained or if the other party fails to hold a stockholders meeting;

  . by either party, if either of the following conditions is satisfied: (A) the average Western Multiplex closing price for the ten trading days prior to the scheduled closing date is less than or equal to $10.00; or
    (B) Western Multiplex common stock under-performs an agreed-upon index of comparable company stocks by more than 30 percent between signing and closing; provided, however, that this termination right shall not be available to any party that has made an announcement (other than announcement of the transaction) prior to the closing following which either party's stock price declines by more than 20%; or

  . by a party, if the other party seeks an alternative transaction in breach of the merger agreement.

 Termination fees (see page 73)

   Western Multiplex or Adaptive Broadband may be required to pay a termination fee to the other as follows:

  . Western Multiplex may be obligated to pay to Adaptive Broadband a termination fee of $27.5 million if the merger agreement is terminated in connection with a proposal for an alternative transaction involving Western Multiplex. The payment of the $27.5 million fee will depend on the particular circumstances of the termination and such fee will be reduced by the amount of any other termination fee paid by Western Multiplex to Adaptive Broadband.

  . if Western Multiplex terminates the merger pursuant to a specified decline in the price of its common stock, then Western Multiplex must reimburse Adaptive Broadband for transactional expenses up to

   $6 million; however, if Western Multiplex engages in an alternative transaction within nine months of such termination, then it must pay Adaptive Broadband a termination fee of $27.5 million (less any expense reimbursement previously paid).

  . if the stockholders of Western Multiplex approve the issuance of Western
    Multiplex common stock in the merger but the stockholders of Adaptive Broadband do not approve the merger agreement, then Adaptive Broadband must reimburse Western Multiplex up to $6 million in expenses unless Western Multiplex is in material breach of the merger agreement.

  . Adaptive Broadband may be obligated to pay to Western Multiplex a termination fee of $27.5 million if the merger agreement is terminated under certain circumstances in connection with a proposal for an alternative transaction involving Adaptive Broadband. Such fee will be reduced by any other termination fee paid by Adaptive Broadband to Western Multiplex.

  . if Adaptive Broadband terminates the merger pursuant to a specified decline in the price of Western Multiplex's common stock, then Adaptive Broadband must reimburse Western Multiplex for transactional expenses up to $6 million, however, if Adaptive Broadband engages in an alternative transaction within nine months of such termination, then Adaptive Broadband must pay Western Multiplex a termination fee of $27.5 million (less any expense reimbursement previously paid).

  . costs related to the merger, such as legal, accounting, financial advisor and printing fees, must be paid even if the merger is not completed.

 WMC Holding Voting Agreement (see page 78)

   As more fully described in this proxy statement/prospectus, WMC Holding LLC, a principal stockholder of Western Multiplex that owns approximately 39 million shares of Western Multiplex common stock, which at the special meeting will represent approximately 71% of the aggregate voting power of all Western Multiplex capital stock, has entered into a voting agreement with Adaptive Broadband under which WMC Holding agreed to vote all of its shares of Western Multiplex common stock in favor of the issuance of Western Multiplex common stock in the merger. Because WMC Holding owns shares representing a majority of the voting power of Western Multiplex capital stock, we expect the issuance proposal to be approved by Western Multiplex stockholders regardless of how other stockholders vote.

   We have filed the WMC Holding voting agreement as an exhibit to Western Multiplex's registration statement for the shares of Western Multiplex common stock to be issued in the merger. Please see the section entitled "--Where You Can Find More Information" on page 11, for instructions on how to obtain copies of this agreement.

 Option Agreements (see page 78)

   In connection with the merger, Western Multiplex and Adaptive Broadband entered into reciprocal stock option agreements, each dated as of November 12, 2000, pursuant to one of which Western Multiplex has the right, under certain circumstances, to purchase up to 19.9% of the issued and outstanding shares of common stock of Adaptive Broadband, at a price per share equal to $17.15, and pursuant to the other of which Adaptive Broadband has the right, under certain circumstances, to purchase up to 19.9% of the issued and outstanding shares of common stock of Western Multiplex, at a price per share equal to $12.75.

 Directors and executive officers of the combined company after the merger (see page 131)

   After the merger, the board of directors of Western Multiplex will include two members designated by Adaptive Broadband. We expect that Adaptive Broadband will designate Frederick D. Lawrence, the chairman and chief executive officer of Adaptive Broadband, and Daniel L. Scharre, president and chief operating officer of Adaptive Broadband.

   After the merger, Jonathan N. Zakin, the current chairman and chief executive officer of Western Multiplex, will be chairman and chief executive officer of the combined company and Dr. Scharre will be president and chief operating officer of the combined company.

 Opinions of Western Multiplex's and Adaptive Broadband's financial advisors (see pages D-1 and E-1)

   In deciding to approve the issuance of Western Multiplex common stock in connection with the merger, Western Multiplex's board of directors considered the opinion of Credit Suisse First Boston Corporation, its financial advisor, as to the fairness, from a financial point of view, to Western Multiplex of the exchange ratio provided for in the merger.

   In deciding to approve the merger, Adaptive Broadband's board of directors considered an opinion dated as of November 12, 2000 from Dain Rauscher Wessels, its financial advisor, as to the fairness as of that date, from a financial point of view, to the holders of Adaptive Broadband common stock, of the exchange ratio.

   The written opinions of Credit Suisse First Boston and Dain Rauscher Wessels are attached to the back of this proxy statement/prospectus as Annex D and Annex E, respectively, and should be read carefully in their entireties for a description of the assumptions made, matters considered and limitations on the review undertaken. The opinion of Credit Suisse First Boston is directed to the Western Multiplex board, and the opinion of Dain Rauscher Wessels is directed to the Adaptive Broadband board. These opinions do not address the prices at which Western Multiplex common stock will trade after the proposed merger, nor do they constitute a recommendation as to how any stockholder should vote with respect to any matter relating to the proposed merger.

 Material United States Federal Income Tax Consequences (see page 58)

   We have structured the merger so that Adaptive Broadband stockholders who exchange their Adaptive Broadband common stock for shares of Western Multiplex common stock will not recognize gain or loss for United States federal income tax purposes in connection with the merger, except for taxes payable because of cash received by Adaptive Broadband stockholders instead of fractional shares.

   Tax matters can be complicated, and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your own tax advisor to fully understand the tax consequences of the merger to you.

 Accounting treatment of the merger (see page 61)

   The acquisition will be accounted for using the purchase method of accounting with Western Multiplex having acquired Adaptive Broadband.

 Interests of certain persons in the merger (see page 62)

   When considering the recommendation of Adaptive Broadband's board of directors, you should be aware that certain Adaptive Broadband directors, officers and stockholders have interests in the merger that are different from, or are in addition to, yours. These interests include options held by various executive officers and directors and the acceleration of those options immediately prior to the completion of the merger, the post-merger membership of two current Adaptive Broadband directors on the board of directors of the combined company, and the indemnification of directors and officers of Adaptive Broadband against certain liabilities both before and after the merger.

 No appraisal rights (see page 66)

   Under Delaware law, neither stockholders of Western Multiplex nor stockholders of Adaptive Broadband are entitled to appraisal rights in connection with the merger.

 Restrictions on the ability to sell Western Multiplex stock (see page 61)

   All shares of Western Multiplex common stock received by Adaptive Broadband stockholders in connection with the merger will be freely transferable unless the holder is considered an affiliate of either Western Multiplex or Adaptive Broadband under the Securities Act of 1933. Shares of Western Multiplex held by such affiliates may only be sold pursuant to Rule 144 or 145 of the Securities Act or pursuant to a registration statement or an exemption from the requirements of the Securities Act.

 Comparative market price information (see page 17)

   Western Multiplex common stock is listed on the Nasdaq National Market. On November 10, 2000, the last full trading day prior to the public announcement of the proposed merger, Western Multiplex's common stock closed at $12.75 per share. On November 30, 2000, the last trading day prior to the date of this proxy statement/prospectus, Western Multiplex's common stock closed at $5.78125 per share.

   Shares of Adaptive Broadband common stock are listed on the Nasdaq National Market. On November 10, 2000, the last full trading day prior to the public announcement of the proposed merger, Adaptive Broadband common stock closed at $12.8125 per share. On November 30, 2000, the last trading day prior to the date of this proxy statement/prospectus, Adaptive Broadband common stock closed at $7.0625 per share.

   Stockholders of both companies should obtain current market quotations.

 Regulatory approval (see page 61)

   The merger is subject to review by the Department of Justice and the Federal Trade Commission to determine whether it is in compliance with applicable antitrust laws.

 Recommendation of Western Multiplex's board of directors (see page 45)

   After careful consideration, Western Multiplex's board of directors unanimously determined that the merger is in the best interests of Western Multiplex and its stockholders and has declared the merger advisable. Western Multiplex's board of directors unanimously recommends you vote FOR the issuance of Western Multiplex common stock in the merger.

 Recommendation of Adaptive Broadband's board of directors (see page 53)

   After careful consideration, Adaptive Broadband's board of directors unanimously determined that the merger is in the best interests of Adaptive Broadband, its stockholders and has declared the merger advisable. Adaptive Broadband's board of directors unanimously recommends you vote FOR adoption of the merger agreement.

 Nasdaq National Market listing

   It is a condition to the closing of the merger that the shares of Western Multiplex common stock that will be issued in the merger be authorized for listing on the Nasdaq National Market, subject to official notice of issuance.

Where You Can Find More Information

   Western Multiplex and Adaptive Broadband file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms at the following locations:

  Public Reference Room      New York Regional Office Chicago Regional Office
  450 Fifth Street, N.W.     7 World Trade Center     Citicorp Center Room 1024
  Washington, D.C. 20549     Suite 1300               500 West Madison Street
                             New York, NY 10048       Suite 1400
                                                      Chicago, IL 60661-2511

   Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Western Multiplex's and Adaptive Broadband's SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at www.sec.gov.

   As allowed by SEC rules, this proxy statement/ prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

   The SEC allows Adaptive Broadband to "incorporate by reference" information into this proxy statement/prospectus, which means that Adaptive Broadband can disclose important information to you by referring you to another document filed separately with the SEC. Because of the proximity of this proxy statement/prospectus to the initial public offering of Western Multiplex, the SEC does not allow Western Multiplex to "incorporate by reference." The information incorporated by reference is deemed to be a part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Adaptive Broadband has previously filed with the SEC. These documents contain important information about Adaptive Broadband and its financial condition.

     Adaptive Broadband SEC Filings
          (File No. 000-7428)                          Period
     ------------------------------                    ------
 Proxy Statement for the Special
  Meeting of Shareholders.............. As Filed February 18, 2000

 Proxy Statement for the Annual Meeting
  of Shareholders......................  Year ended June 30, 2000, filed
                                         September 29, 2000

 Annual Report on Form 10-K............   Year ended June 30, 2000, filed
                                           August 29, 2000

 Quarterly Report on Form 10-Q......... Quarter ended September 30, 2000, filed November 3, 2000

 Current Reports on Form 8-K........... Filed:

                                          . July 25, 2000

                                          . August 10, 2000

                                          . November 14, 2000

 Form 8-A under the Exchange Act....... Filed November 24, 1993.

 Form 8-A/A under the Exchange Act..... Filed December 9, 1993.

   Adaptive Broadband also incorporates by reference into this proxy statement/prospectus additional documents that may be filed with the SEC from the date of this proxy statement/prospectus to the date of its special meeting. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

   Adaptive Broadband has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Adaptive Broadband.

   You may have previously received some of the documents incorporated by reference in this proxy statement/prospectus, but you can obtain any of them through Adaptive Broadband, the SEC or the SEC's Internet world wide web site as described above. Documents incorporated by reference are available from Adaptive Broadband without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this proxy statement/prospectus. You may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from Adaptive Broadband at the following address:

                         Adaptive Broadband Corporation
                              1143 Borregas Avenue
                          Sunnyvale, California 94089
                              Tel: (408) 732-4000
                           Attn: Corporate Secretary

   If you would like to request documents from Adaptive Broadband, please do so
by        , 2000 to receive them before the special meeting.

   You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on adoption of the merger agreement or the issuance of Western Multiplex common stock in connection with the merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This
proxy statement/prospectus is dated         , 2000. You should not assume that
the information contained in the proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to stockholders nor the issuance of Western Multiplex common stock in the merger shall create any implication to the contrary.

Information on Western Multiplex's Web Sites

   Information on any Western Multiplex Internet web site or the web site of any subsidiary of Western Multiplex is not part of this document, and you should not rely on that information in deciding whether to approve the merger unless that information is also in this document or in a document that is incorporated by reference into this document.

Information on Adaptive Broadband's Web Sites

   Information on any Adaptive Broadband Internet web site or the web site of any subsidiary of Adaptive Broadband is not part of this document, and you should not rely on that information in deciding whether to approve the merger unless that information is also in this document or in a document that is incorporated by reference into this document.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

   The following tables present summary historical financial data, summary unaudited pro forma combined financial data, market price and dividend data and comparative per share data for Western Multiplex and Adaptive Broadband. The summary unaudited combined pro forma data includes the results of operations and financial data of Western Multiplex and Adaptive Broadband and should be read in conjunction with the introduction to pro forma financial information, pro forma financial statements and related notes included elsewhere in this proxy statement/prospectus. This information has been derived from the sections entitled "Western Multiplex Selected Historical Financial Data" and "Adaptive Broadband Selected Historical Consolidated Financial Data" included elsewhere in this proxy statement/prospectus.

   You should read the following summary financial data together with the sections entitled "Western Multiplex Management's Discussion and Analysis of Financial Condition and Results of Operations," "Adaptive Broadband Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this proxy statement/prospectus.

             SUMMARY HISTORICAL FINANCIAL DATA OF WESTERN MULTIPLEX
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                    Nine Months
                                 Years ended December 31,              Ended
                          --------------------------------------- ---------------
                           1995    1996    1997    1998    1999   9/30/99 9/29/00
                          ------- ------- ------- ------- ------- ------- -------
                            (unaudited)                             (unaudited)
Statements of Operations
 Data:
Revenue.................  $18,259 $28,012 $32,108 $32,903 $44,750 $29,133 $67,873
Gross profit............    9,510  15,742  16,069  15,200  22,280  14,305  36,033
Income from operations..    2,315   7,513   5,065   3,004   4,376   3,948   8,777
Net income from
 continuing operations..    1,751   5,944   3,488   1,835   1,177   2,313   3,398
Basic earnings per share
 from continuing
 operations.............  $  0.02 $  0.07 $  0.04 $  0.02 $  0.02 $  0.03 $  0.08
Diluted earnings per
 share from continuing
 operations.............  $  0.02 $  0.07 $  0.04 $  0.02 $  0.02 $  0.03 $  0.07
Shares used in computing
 basic earnings per
 share from continuing
 operations.............   80,000  80,000  80,000  80,000  73,000  80,000  44,226
Shares used in computing
 diluted earnings per
 share from continuing
 operations.............   80,000  80,000  80,000  80,000  73,000  80,000  50,016

                                        December 31,
                         ------------------------------------------- September 29,
                          1995      1996      1997    1998    1999       2000
                         ------- ----------- ------- ------- ------- -------------
                                 (unaudited)                          (unaudited)
Balance Sheets Data:
Cash.................... $ 1,429   $ 2,384   $ 3,057 $ 1,377 $ 1,913   $ 59,364
Working capital.........   7,282    11,416    10,266   9,835   4,481     83,951
Total assets............  32,950    34,083    34,937  35,146  43,322    133,322
Long-term obligations,
 less current portion...     --        --        --      --   19,153         38
Total stockholders'
 equity.................  30,398    34,597    31,845  30,719  11,006    117,594
Dividends per common
 share.................. $   --    $   --    $  0.15 $   --  $   --    $    --

      SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF ADAPTIVE BROADBAND
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                           Three Months
                                                                               Ended
                                      Years ended June 30,                 September 30,
                          ----------------------------------------------  ----------------
                            1996     1997     1998    1999(B)   2000(A)    1999     2000
                          -------- -------- --------  --------  --------  -------  -------
                                                                            (unaudited)
Statements of Operations
 Data:
Revenue.................  $    --  $    --  $    --   $    --   $ 28,704  $ 1,102  $24,209
Operating loss from
 continuing operations..       --       --   (14,827)  (25,373)  (39,608)  (7,143)  (5,329)
Net income (loss) from
 continuing operations..       --       --   (11,937)  (20,794)  (26,705)  (4,758)   2,647
Basic net income (loss)
 per share from
 continuing operations..  $    --  $    --  $  (0.36) $  (0.70) $  (0.80) $ (0.16) $  0.07
Diluted net income
 (loss) per share from
 continuing operations..  $    --  $    --  $  (0.36) $  (0.70) $  (0.80) $ (0.16) $  0.07
Shares used in computing
 basic net income (loss)
 per share from
 continuing operations..    32,400   32,452   32,726    29,774    33,424   29,439   37,597
Shares used in computing
 diluted net income
 (loss) per share from
 continuing operations..    32,400   32,452   32,726    29,774    33,424   29,439   39,080

                                            June 30,
                          ----------------------------------------------   September 30,
                            1996     1997     1998      1999      2000         2000
                          -------- -------- --------  --------  --------  ----------------
                                                                            (unaudited)
Balance Sheets Data:
Cash, cash equivalents
 and short-term
 investments............  $  6,064 $  7,071 $ 27,226  $ 48,887  $ 16,486     $120,345
Working capital (C).....   141,452  111,506   73,380    82,041    73,104      125,414
Total assets............   280,622  220,909  161,079   171,333   198,848      190,179
Long-term obligations,
 less current portion...    77,133   73,190   59,500    59,090       --           --
Total stockholders'
 equity.................  $170,012 $118,024 $ 84,553  $ 84,993  $151,062     $155,168

--------
(A) In fiscal year 2000, the loss from continuing operations included pre-tax non-recurring charges of $1.1 million for premium paid on conversion of notes, $2.2 million related to the realignment of resources driven by the divestiture of the legacy business businesses, and $1.8 million for the write-off of an investment. Excluding these items, fiscal year 2000 loss from continuing operations, after tax, was $23.5 million, or $0.70 per share on a diluted basis.

(B) In fiscal year 1999, the loss from continuing operations included a pre-tax charge of $8.2 million for write off of in-process research and development costs. Excluding this item, fiscal year 1999 loss from continuing operations was $13.5 million, or $0.46 per share on a diluted basis.

(C) Working capital is current assets less current liabilities.

                      SUMMARY UNAUDITED PRO FORMA COMBINED
                FINANCIAL DATA OF WESTERN MULTIPLEX CORPORATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

   The summary unaudited pro forma combined financial data below presents Western Multiplex summary statements of operations and certain balance sheet data on a pro forma basis to reflect Western Multiplex's proposed acquisition of Adaptive Broadband as though such transaction had occurred at the beginning of the periods presented. The summary unaudited pro forma combined financial data should be read in conjunction with the respective audited and unaudited financial statements and related notes of Western Multiplex and audited and unaudited consolidated financial statements and related notes of Adaptive Broadband included elsewhere in this proxy statement/prospectus.

   You should not rely on the selected unaudited pro forma combined financial information as an indication of the results of operations or financial position that would have been achieved if this merger had taken place earlier or of the results of operations or financial position of Western Multiplex after completion of the merger.

   We have included detailed unaudited pro forma condensed combined financial data beginning on page 83 of this proxy statement/prospectus.

                                                                   Nine Months
                                                      Year Ended      Ended
                                                     December 31, September 29,
                                                         1999         2000
                                                     ------------ -------------
                                                     (unaudited)   (unaudited)
Statements of Operations Data:
Revenue............................................   $  48,050     $117,486
Gross profit.......................................      21,805       45,984
Amortization of goodwill and other intangibles ....      84,991       64,850
Amortization of deferred stock compensation........         --         2,914
Operating loss from continuing operations..........    (105,829)     (82,806)
Net loss from continuing operations................    (101,573)     (72,468)
Basic and diluted net loss per share from
 continuing operations ............................   $   (0.82)    $  (0.76)
Shares used in computing basic and diluted net loss
 per share from continuing operations..............     124,013       95,239
Earnings before interest, taxes, depreciation and
 amortization (EBITDA) (as adjusted)(/1/)..........   $  (5,239)    $    755
Diluted EBITDA per share...........................   $   (0.04)    $   0.01
Shares used in computing diluted EBITDA............     124,013      101,029

--------
/(1)/EBITDA)is defined as net income from continuing operations plus: (a) provision/(benefit) for income taxes, (b) interest and (c) depreciation and amortization. Western Multiplex considers EBITDA to be an important indicator of the operational strength and performance of its business. EBITDA, however, should not be considered an alternative to operating or net income as an indicator of Western Multiplex's performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, this definition of EBITDA may not be comparable to similarly titled measures reported by other companies.

                                                                   September 29,
                                                                       2000
                                                                   -------------
                                                                    (unaudited)
Balance Sheet Data:
Cash and cash equivalents.........................................   $152,778
Working capital...................................................    183,134
Goodwill and other intangible assets, net.........................    444,909
Total assets......................................................    715,001
Long-term obligations, less current portion.......................         38
Total stockholders' equity........................................   $664,962

                           COMPARATIVE PER SHARE DATA

   The information below reflects:

  . the historical net income from continuing operations and book value per share of Western Multiplex common stock and the historical net income
    (loss) from continuing operations and book value per share of Adaptive Broadband common stock in comparison with the unaudited combined pro forma loss from continuing operations and book value per share of Western Multiplex after giving effect to the proposed merger of Western Multiplex with Adaptive Broadband as though such transaction had occurred at the beginning of each of the periods presented, using the purchase method of accounting for business combinations; and

  . the unaudited combined pro forma net loss from continuing operations and book value per share attributable to 1.345 of a share of Western Multiplex common stock which will be received for each share of Adaptive Broadband common stock.

   You should read the tables below in conjunction with the respective audited and unaudited financial statements and related notes of Western Multiplex and audited and unaudited consolidated financial statements and related notes of Adaptive Broadband and the unaudited pro forma combined financial information and notes related to these financial statements included elsewhere in this proxy statement/prospectus.

                                                                   Nine Months
                                                      Year Ended      Ended
                                                     December 31, September 29,
                                                         1999         2000
                                                     ------------ -------------
                                                                   (unaudited)
Historical per share data--Western Multiplex
Basic net income per share from continuing
 operations........................................     $ 0.02       $ 0.08
Diluted net income per share from continuing
 operations........................................       0.02         0.07
Book value per share...............................       0.29         2.12
                                                                  Three Months
                                                      Year Ended      Ended
                                                       June 30,   September 30,
                                                         2000         2000
                                                     ------------ -------------
                                                                   (unaudited)
Historical per share data--Adaptive Broadband
Basic net income (loss) per share from continuing
 operations........................................     $(0.80)      $ 0.07
Diluted net income (loss) per share from continuing
 operations........................................      (0.80)        0.07
Book value per share...............................       4.03         4.12
                                                                   Nine Months
                                                      Year Ended      Ended
                                                     December 31, September 29,
                                                         1999         2000
                                                     ------------ -------------
                                                     (unaudited)   (unaudited)
Pro Forma per share data--Combined
Basic and diluted net loss from continuing
 operations per Western Multiplex share............     $(0.82)      $(0.76)
Basic and diluted net loss from continuing
 operations per equivalent Adaptive Broadband
 share(1)..........................................      (1.10)       (1.02)
Book value per Western Multiplex share.............                    6.24
Book value per equivalent Adaptive Broadband
 share(1)..........................................                    8.39

--------
(1) The equivalent combined pro forma loss and book value per Adaptive Broadband share is calculated by multiplying the combined pro forma per share amounts by the exchange ratio of 1.345 shares of Western Multiplex common stock for each share of Adaptive Broadband common stock.

                         MARKET PRICE AND DIVIDEND DATA

   Shares of Western Multiplex and Adaptive Broadband common stock are listed on the Nasdaq National Market. Public trading of Western Multiplex's common stock under the symbol "WMUX" commenced on August 1, 2000. Public trading of Adaptive Broadband common stock commenced on October 31, 1972 under its prior name, California Microwave, and began trading under the symbol "ADAP" on April 29, 1999 in connection with the Company's name change.

   The following table sets forth, for the fiscal quarters indicated, the high and low sales prices for a share of Western Multiplex and Adaptive Broadband common stock as reported on NASDAQ.

                                                        Western      Adaptive
                                                       Multiplex    Broadband
                                                     Common Stock  Common Stock
                                                     ------------- ------------
                                                      High   Low    High   Low
                                                     ------ ------ ------ -----
   1998
   First Quarter....................................    --     --  $11.13 $8.25
   Second Quarter...................................    --     --   12.13  7.19
   Third Quarter....................................    --     --    8.88  3.50
   Fourth Quarter...................................    --     --    7.00  3.38

   1999
   First Quarter....................................    --     --    7.00  4.19
   Second Quarter...................................    --     --   10.94  4.78
   Third Quarter....................................    --     --   19.25  8.25
   Fourth Quarter...................................    --     --   38.31 15.69

   2000
   First Quarter....................................    --     --  104.88 33.25
   Second Quarter...................................    --     --   55.00 17.13
   Third Quarter (see note below)................... $21.44 $12.00  50.19 19.50
   Fourth Quarter (through November 30, 2000).......  17.13   5.38  19.63  6.75

   The market information for the third quarter of 2000 includes market price information for Western Multiplex common stock from August 1, 2000 (the first trading day following its initial public offering) through September 29, 2000, the last trading day of the period.

   The following table sets forth the closing prices per share of Western Multiplex common stock and Adaptive Broadband common stock as reported on NASDAQ on:

  . November 10, 2000, the last full trading day prior to the public announcement of the proposed merger; and

  . November 30, 2000, the last full trading day for which closing prices were available prior to the printing of this proxy statement/prospectus.

   The following table also sets forth the equivalent prices per share of Adaptive Broadband common stock. The equivalent price per share of Adaptive Broadband common stock is equal to the closing price of a share of Western Multiplex common stock on the applicable date multiplied by 1.345, the number of shares of Western Multiplex common stock to be issued in the merger in exchange for each share of Adaptive Broadband common stock. The equivalent per share prices reflect the market value of Western Multiplex common stock that Adaptive Broadband stockholders would receive for each share of Adaptive Broadband common stock if the merger were completed on the specified dates. Because the market price of Western Multiplex common stock may increase or decrease before the merger is completed, Adaptive Broadband stockholders are urged to obtain current market quotations.

                                                                   Equivalent
                                                                 price per share
                                         Western      Adaptive     of Adaptive
                                        Multiplex    Broadband      Broadband
        Date                           Common Stock Common Stock  Common Stock
        ----                           ------------ ------------ ---------------
     November 10, 2000................    $12.75       $12.81        $17.15
     November 30, 2000................      5.78         7.06          7.78

   Western Multiplex's fiscal year ends on December 31 of each year and until June 30, 2000 Adaptive Broadband's fiscal year ended on June 30 of each year. In 1997, Western Multiplex declared and paid an $11.6 million dividend to GTI Acquisition Corp., its parent company at that time. Western Multiplex has never paid dividends with respect to any shares of its capital stock since that time. In March 2000, Adaptive Broadband effected a stock split in the form of a one-for-one common stock dividend. Following the merger, Western Multiplex common stock will continue to be listed on NASDAQ and there will be no further market for the Adaptive Broadband common stock.

                                  RISK FACTORS

   The proposed merger involves a high degree of risk. By voting in favor of the merger, current Adaptive Broadband stockholders will be choosing to invest in Western Multiplex common stock, and current Western Multiplex stockholders will face dilution of their ownership interest in Western Multiplex. An investment in Western Multiplex common stock involves a high degree of risk. In addition to the other information contained in this proxy statement/prospectus or incorporated by reference, you should carefully consider the following risk factors in deciding whether to vote for the merger or for the issuance of Western Multiplex common stock in connection with the merger.

                 General risks relating to the proposed merger

Adaptive Broadband and Western Multiplex may not achieve the benefits they expect from the merger, which may have a material adverse effect on the combined company's business, financial condition and operating results and/or could result in loss of key personnel.

   The combined company will need to overcome significant issues in order to realize any benefits or synergies from the merger, including the timely, efficient and successful execution of a number of post-merger events, including:

  . integrating the operations of the two companies;

  . retaining and assimilating the key personnel of each company;

  . retaining existing customers of both companies and attracting additional customers;

  . retaining strategic partners of each company and attracting new strategic partners; and

  . creating uniform standards, controls, procedures, policies and information systems.

   The successful execution of these post-merger events will involve considerable risks and may not be successful. These risks include:

  . the potential disruption of the combined company's ongoing business and distraction of its management;

  . unanticipated expenses and potential delays related to integration of technology and other resources of the two companies;

  . the impairment of relationships with employees, suppliers and customers as a result of any integration of new management personnel; and

  . potential unknown liabilities associated with the merger and the recent disposition of some of Adaptive Broadband's business divisions.

   The combined company may not succeed in addressing these risks or any other problems encountered in connection with the merger.

Adaptive Broadband stockholders will receive a fixed number of shares of Western Multiplex common stock despite changes in market value of Western Multiplex common stock.

   Upon completion of the merger, each share of Adaptive Broadband common stock will be exchanged for 1.345 shares of Western Multiplex common stock. We will not adjust the exchange ratio for changes in the market price of Western Multiplex common stock or Adaptive Broadband common stock. As a result, the specific dollar value of Western Multiplex common stock that Adaptive Broadband stockholders will receive and that Western Multiplex stockholders will retain upon completion of the merger will depend on the market value of Western Multiplex common stock when the merger is completed and may increase or decrease from the date you submit your proxy. The share prices of Western Multiplex common stock and Adaptive Broadband common stock are subject to the general price fluctuations in the market for publicly traded equity securities and have experienced significant volatility. We urge you to obtain recent market quotations for Western Multiplex common stock and Adaptive Broadband common stock. We cannot predict or give you any assurances as to the market price of Western Multiplex common stock at any time before or after the completion of the merger and therefore, we cannot value with any degree of certainty the Western Multiplex common stock you will receive in the merger.

The merger could harm the financial results of the combined company.

   Adaptive Broadband and Western Multiplex expect to incur transaction costs of approximately $24.0 million in connection with the merger. If the benefits of the merger do not exceed the associated costs, including costs associated with integrating the two companies and dilution to Western Multiplex's stockholders resulting from the issuance of shares in connection with the merger, the combined company's financial results, including earnings per share, could be materially harmed.

   Western Multiplex will account for the merger using the purchase method of accounting. After the completion of the merger, the results of operations of Adaptive Broadband will be included in the consolidated financial statements of Western Multiplex. The purchase price will be allocated to Adaptive Broadband's assets and liabilities based on the fair values of the assets acquired and the liabilities assumed. Any excess of cost over the fair value of the net tangible assets of Adaptive Broadband acquired will be recorded as goodwill and other intangible assets and will be amortized by charges against results of operations under generally accepted accounting principles. These allocations will be made based upon valuations and other studies that have not yet been finalized.

The market price of the combined company's common stock may decline as a result of the merger.

   The market price of the combined company's common stock may decline as a result of the merger for a number of reasons, including if:

  . the integration of Adaptive Broadband and Western Multiplex is unsuccessful;

  . the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts; or

  . the effect of the merger on the combined company's financial results is not consistent with the expectations of financial or industry analysts.

Failure to complete the merger could harm Adaptive Broadband's and/or Western Multiplex's stock price, future business and operations.

   If the merger is not completed for any reason, Adaptive Broadband and Western Multiplex may be subject to a number of material risks, including the following:

  . Western Multiplex may be obligated to pay to Adaptive Broadband a termination fee of $27.5 million if the merger agreement is terminated in connection with a proposal for an alternative transaction involving Western Multiplex. The payment of the $27.5 million fee will depend on the particular circumstances of the termination and such fee will be reduced by the amount of any other termination fee paid by Western Multiplex to Adaptive Broadband;

  . if Western Multiplex terminates the merger because of a specified decline in the price of its common stock or because the Western Multiplex common stock under-performs an index of comparable company stocks between signing and closing, then Western Multiplex would be required to reimburse Adaptive Broadband for transactional expenses up to $6 million; however, if Western Multiplex engages in an alternative transaction within nine months of such termination, then it must pay Adaptive Broadband a termination fee of $27.5 million (less any expense reimbursement previously paid);

  . if the stockholders of Western Multiplex approve the issuance of Western
    Multiplex common stock in the merger but the stockholders of Adaptive Broadband do not approve the merger agreement, then Adaptive Broadband must reimburse Western Multiplex up to $6 million in expenses unless Western Multiplex is in material breach of the merger agreement;

  . Adaptive Broadband may be obligated to pay to Western Multiplex a termination fee of $27.5 million if the merger agreement is terminated in connection with a proposal for an alternative transaction involving Adaptive Broadband. The payment of the $27.5 million fee will depend on the particular circumstances of the termination and such fee will be reduced by any other termination fee paid by Adaptive Broadband to Western Multiplex;

  . if Adaptive Broadband terminates the merger because of a specified decline in the price of Western Multiplex's common stock or because the Western Multiplex common stock under-performs an index of comparable company stocks between signing and closing, then Adaptive Broadband would be required to reimburse Western Multiplex for transactional expenses up to $6 million, however, if Adaptive Broadband engages in an alternative transaction within nine months of such termination, then Adaptive Broadband must pay Western Multiplex a termination fee of $27.5 million (less any expense reimbursement previously paid);

  . in the case that a $27.5 million termination fee becomes payable to either party as described above (other than solely because of a stock price drop or stock price under performance), then the party that is owed the fee will also be able to exercise an option to purchase up to 19.9% of the other company's stock at a specified price pursuant to its stock option agreement. Depending on the facts and circumstances at the time of exercise, this exercise price may be at a significant discount to the then-prevailing market price and could be very dilutive to the stockholders of the party whose stock is subject to the option; and

  . costs related to the merger, such as legal, accounting, financial advisory and printing fees, must be paid even if the merger is not completed.

Failure to retain or attract key employees could diminish anticipated benefits of the merger.

   The successful combination of Western Multiplex and Adaptive Broadband will depend in part on the retention and attraction of personnel critical to the business and operations of the combined company due to, for example, unique technical skills or management expertise. The combined company may be unable to retain or attract key management, sales, marketing or technical personnel. This could result in a disruption of the integration of the companies or operations, loss of key information, expertise or know-how and unanticipated additional recruitment and training costs or otherwise diminish anticipated benefits of the merger.

Sales of Western Multiplex and Adaptive Broadband products could decline if customer relationships are disrupted by the merger.

   The merger may have the effect of disrupting customer relationships. Western Multiplex and Adaptive Broadband customers may not continue their current buying patterns during the pendency of, and following, the merger. Customers may defer purchasing decisions as they evaluate the likelihood of successful integration of the combined company or may instead purchase products of competitors. Any significant delay or reduction in orders for Western Multiplex or Adaptive Broadband products could cause sales of the combined company's products to decline.

During the pendency of the merger, Western Multiplex and Adaptive Broadband may not be able to enter into a merger or business combination with another party at a favorable price because of restrictions in the merger agreement.

   Covenants in the merger agreement may impede the ability of Adaptive Broadband to make acquisitions or complete other transactions that are not in the ordinary course pending completion of the merger, and Western Multiplex can only make acquisitions during the pendency of the merger if such acquisitions would not materially delay or impede the merger. As a result, if the merger is not consummated, the parties may be at a disadvantage to their competitors. Further, if the merger is terminated and either company's board of directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner or negotiate terms as attractive as those provided for in the merger agreement. In addition, while the merger agreement is in effect and subject to very narrowly defined exceptions, each party is prohibited from soliciting, initiating or encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party. Any such transactions could be favorable to such party's stockholders.

Some of Western Multiplex's and Adaptive Broadband's officers and directors have conflicts of interest.

   The directors and officers of Adaptive Broadband participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from yours, including the following:

  . Except for options granted to Daniel L. Scharre and Donna S. Birks on
    November 10, 2000, current Adaptive Broadband directors and officers will have all of the Adaptive Broadband options previously granted to them fully accelerated upon completion of the merger.

  . Western Multiplex has agreed to indemnify each present and former
    Adaptive Broadband officer and director against liabilities arising out of such person's services as an officer or director. Western Multiplex will maintain such officers' and directors' liability insurance to cover any such liabilities for the next six years.

  . Adaptive Broadband and Western Multiplex have agreed that Adaptive
    Broadband shall be entitled to designate two individuals to the combined company's board of directors. Western Multiplex has agreed to increase the size of its board by two directorships and to appoint Frederick D. Lawrence and Dr. Scharre to its board of directors following the merger.

  . Adaptive Broadband and Western Multiplex have agreed that Jonathan N.
    Zakin, Western Multiplex's chairman and chief executive officer, will be chairman and chief executive officer of the combined company and Dr. Scharre, Adaptive Broadband's president and chief operating officer, will be president and chief operating officer of the combined company.

Regulatory agencies may impose conditions on consents relating to the merger.

   A condition to completing the merger is the termination or expiration of the waiting period under the Hart-Scott-Rodino Act. We cannot assure you that the Department of Justice or Federal Trade Commission will not try to prevent the merger or seek to impose restrictions or conditions on the combined company as a condition of their not challenging the merger. Depending on the nature of any restrictions or conditions, these restrictions or conditions may jeopardize or delay completion of the merger, or lessen the anticipated benefits of the merger.

                     Risks relating to the combined company

Western Multiplex and Adaptive Broadband have limited operating histories with some of their current product lines, which makes your evaluation of the combined company difficult and will affect many aspects of the combined company's business.

   Adaptive Broadband has been producing its current products for a limited amount of time, and Western Multiplex has a limited history producing some of its current products. The combined company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in developing industries, particularly companies in relatively new and rapidly evolving markets. These risks include:

  . an evolving and unpredictable business model;

  . uncertain acceptance of new services and products;

  . competition; and

  . challenges in managing growth.

   We cannot assure you that the combined company will succeed in addressing these risks. If the combined company fails to do so, its revenue and operating results could be materially harmed.

The combined company is not profitable on a pro forma basis and may not be profitable in the future.

   On a pro forma basis, the combined company had a net loss from continuing operations of $101.6 million for the year ended December 31, 1999 and a net loss from continuing operations of $72.5 million for the nine months ended September 29, 2000. We cannot assure you that the combined company's revenue will increase or continue at their current level or growth rate or that the combined company will achieve profitability or generate cash from operations in future periods. In view of the rapidly evolving nature of the combined company's business and the limited operating histories of Western Multiplex and Adaptive Broadband in producing some or all of their current products, period-to-period comparisons of operating results are not necessarily meaningful and you should not rely on them as indicating what the combined company's future performance will be.

   We expect that the combined company will continue to incur significant sales and marketing, product development and administrative expenses, as well as significant amortization of goodwill created in the merger. As a result, the combined company will need to generate significant revenue to maintain profitability before amortization of goodwill, and it is unlikely to generate profits after inclusion of the goodwill amortization until the goodwill is fully amortized. The combined company cannot be certain that it will achieve profitability in the future, with or without goodwill amortization. Any failure to significantly increase its revenue as the combined company implements its product and distribution strategies would materially harm the combined company's business, operating results and financial condition.

Recent dispositions by Adaptive Broadband will subject the combined company to risks and potential liabilities that are difficult to quantify.

   In the past three years, Adaptive Broadband has made seven divestitures, including the legacy satellite and terrestrial microwave product businesses and certain other businesses, receiving aggregate consideration of $279.1 million in cash.

   These recent dispositions may harm the combined company's future business, financial condition, results of operations and prospects. Adaptive Broadband has retained certain tax and other liabilities relating to its former divisions and businesses and may also be liable for certain contingent liabilities relating to such businesses. While Adaptive Broadband believes that it has established adequate reserves for such liabilities, such contingent liabilities are inherently uncertain and it is possible that such liabilities could be materially greater than expected and have a material adverse effect on the combined company's financial condition and results of operations.

The combined company may experience fluctuations in operating results and may not be able to adjust spending in time to compensate for any unexpected revenue shortfall.

   The combined company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which will be outside its control. The combined company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to planned expenditures could materially reduce the combined company's operating results and materially harm its financial condition.

   Factors that may harm operating results include:

  . the combined company's ability to manage effectively its development of new business segments and markets;

  . the combined company's ability to successfully manage the integration of operations and technology acquisitions and other business combinations;

  . the combined company's ability to upgrade and develop its systems and infrastructure;

  . technical difficulties, system downtime, or other similar attacks;

  . general economic conditions and economic conditions specific to the broadband wireless industry; and

  . difficulties in conducting international operations.

   Due to all of the foregoing factors, the combined company's operating results may fall below its expectations or the expectations of securities analysts or investors. If this happens, the trading price of the combined company's common stock could decline significantly.

Competition within the combined company's industry is intense and is expected to increase significantly. The combined company's failure to compete successfully could materially harm its prospects and financial results.

   The market for broadband wireless systems and products is intensely competitive and rapidly evolving and we expect the competition to increase significantly. In addition, current and new competitors can launch new competitive lines of business and products. Several large telecommunications equipment suppliers, including Alcatel, Cisco Systems, Inc., Ericsson Business Networks AB, Lucent Technologies Inc. and Nortel Networks Corporation, as well as a number of smaller companies, including BreezeCOM Ltd., P-Com, Inc., Proxim Inc., Netro Corporation and Wi-LAN Inc., have developed or are developing products that will compete with one or more of the products of the combined company. We cannot assure you that the combined company will compete successfully with current or future competitors. Moreover, increased competition could result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our future revenue and profits. If the combined company does not compete successfully, its financial results may be materially and adversely affected.

To remain competitive, the combined company will need to expand its operations. Failure to effectively manage growth could result in the combined company's inability to support and maintain its operations.

   We anticipate that the combined company will need to expand its operations in order to address new market opportunities for its products. This growth will place a significant strain on the management, operational and financial resources of the combined company. We cannot assure you that:

  . Western Multiplex's and Adaptive Broadband's current personnel, systems, procedures and controls will be adequate to support the combined company's future operations;

  . management of the combined company will be able to identify, hire, train, motivate or manage required personnel; and

  . management of the combined company will be able to successfully identify and exploit existing and potential market opportunities.

   In addition, the combined company could experience lower earnings as a result of expenses associated with growing its operations, whether through internal development or through acquisitions.

The combined company's business will depend on rapidly evolving telecommunications and Internet industries.

   Our future success is dependent upon the continued growth of the data communications and wireless industries, particularly with regard to Internet usage. The global data communications and Internet industries are evolving rapidly and it is difficult to predict potential growth rates or future trends in technology development. We cannot assure you that the deregulation, privatization and economic globalization of the worldwide telecommunications market that has resulted in increased competition and escalating demand for new technologies and services will continue in a manner favorable to the combined company or its business strategies. In addition, there can be no assurance that the growth in demand for wireless and Internet services and the resulting need for high speed or enhanced data communications products and wireless systems will continue at its current rate or at all.

Adaptive Broadband has been dependent on, and the combined company may be dependent on, and receive a significant percentage of its revenue from, a limited number of customers.

   A relatively small number of customers may contribute a significant percentage of the combined company's pro forma revenue. Adaptive Broadband's top four customers accounted for approximately 85.8% of revenue in 1999 and its top nine customers accounted for approximately 82.2% of revenue in the first nine months of 2000. These customers may not continue to use the combined company's services to the same extent, or at all, in the future. A significant reduction in demand by one or more of the combined company's largest customers could seriously harm the combined company's financial condition and results of operations.

Western Multiplex depends on limited suppliers for key components that are difficult to manufacture, and because the combined company may not have long-term arrangements with these suppliers, it could experience disruptions in supply that could decrease or delay the recognition of revenues.

   Western Multiplex and its contract manufacturers depend on single or limited source suppliers for several key components used in their products. Following the merger, any disruptions in the supply of these components could delay or decrease the revenues of the combined company. In addition, even for components with multiple sources, there have been, and may continue to be, shortages due to capacity constraints caused by high demand. The combined company may not have any long-term arrangements with its suppliers. If, for any reason, a supplier fails to meet its quality and quantity requirements or stops selling components to it or its contract manufacturers at commercially reasonable prices, the combined company could experience significant production delays and cost increases, as well as higher warranty expenses and product image problems. Because the key components of Western Multiplex's and Adaptive Broadband's products are complex, difficult to manufacture and require long lead times, the combined company may have difficulty finding alternative suppliers to produce its components on a timely basis. Western Multiplex has experienced shortages of some of these components in the past, which delayed related revenue, and the combined company may experience shortages in the future. In addition, because the majority of Western Multiplex's products have a short sales cycle of between 30 and 90 days, the combined company may have difficulty in making long term forecasts of product needs. As a result, the combined company could experience shortages in supply, which could delay or decrease revenue because our customers may cancel their orders or choose a competitor for their future needs.

Western Multiplex currently derives a substantial portion of its revenue from a limited number of distributors. Therefore, a decrease or loss in business from any of them may cause a significant delay or decline in the revenue of the combined company and could harm its reputation.

   Western Multiplex currently generates a significant amount of revenue from a few distributors. The loss of business from any of these distributors or the delay of significant orders from any of them, even if only temporary, could significantly reduce the combined company's revenue, delay recognition of revenue, harm its reputation or reduce its ability to accurately predict cash flow. Western Multiplex does not have long-term contracts with any of these distributors. While the combined company will have a more diversified and expansive customer base, the future success of the combined company will depend significantly on the timing and size of future purchase orders, if any, from a limited number of distributors.

The combined company may have difficulties collecting payment from customers, which could adversely affect its growth and financial condition.

   The combined company may, under certain circumstances, be unable to enforce a policy of receiving payment within a limited number of days of issuing invoices. For example, customers may be unwilling or unable to pay for products on a timely basis if they are dissatisfied with the product or if they are experiencing financial difficulties. Any inability to timely collect receivables could cause the combined company to be short of cash to fund operations or could ultimately require the combined company to write-off as uncollectible certain accounts receivable, which could have a material adverse effect on its business, results of operations and financial condition.

The average selling prices of Western Multiplex's products have been declining, and the combined company may be unable to achieve the manufacturing cost reductions and improvements required in order to remain profitable.

   The average selling prices of Western Multiplex's products have been declining in recent years. If the combined company does not reduce production costs and other expenses, it may not be able to offset this continuing decline and remain profitable. The combined company also must develop and introduce on a timely basis new systems that can be sold at higher average selling prices. Failure to develop these new systems would cause the revenue of the combined company to decline or to increase more slowly.

   We expect that average selling prices of the combined company's products will continue to decrease because one of its strategies will be to increase the percentage of domestic and international sales being made through distributors and value-added resellers, which involve lower prices than our direct sales. This risk from declining average selling prices may also intensify because we expect that market conditions, particularly falling prices for competing broadband solutions, will force the combined company to reduce prices over time. Under some circumstances, the combined company may be forced to reduce prices even if it causes it to decrease gross profit or to take a loss on its products. The combined company may also be unable to reduce sufficiently the cost of its products to enable them to compete with other broadband access technologies with lower product costs. In order to remain competitive, the combined company will need to design its products so that they can be manufactured with low-cost, automated manufacturing, assembly and testing techniques. We cannot assure you that the combined company will be successful in designing its products to allow contract manufacturers to use these low-cost, automated techniques. In addition, any redesign may fail to result in sufficient cost reductions to allow the combined company to significantly reduce the price of its products or prevent its gross profit from declining as prices decline.

Because many of the current and planned products of Western Multiplex and Adaptive Broadband are or will be highly complex, they may contain defects or errors that are detected only after deployment in complex networks and which, if detected, could harm the reputation of the combined company and result in a decrease in revenue.

   The complex products of Western Multiplex and Adaptive Broadband can only be fully tested when deployed in commercial networks. As a result, end-users may discover defects or errors or experience breakdowns in their networks after the products have been deployed. The occurrence of any defects or errors in these products could result in:

  . failure to achieve market acceptance and loss of market share;

  . cancellation of orders;

  . increased service and warranty costs;

  . diversion of resources, legal actions by customers and end-users; and

  . increased insurance costs and other losses to the combined company or to end-users.

   End-users have discovered errors in the products of Western Multiplex and Adaptive Broadband in the past and may discover errors in these products in the future. Because customers often delay deployment of a full system until the products have been tested by them and any defects have been corrected, these software revisions caused delays in orders by our customers for our systems. Because the strategy of the combined company will be to introduce more complex products in the future, this risk will intensify over time.

If the combined company's products are not accepted or maintained, its financial results could be harmed.

   If customers do not perceive Western Multiplex's or Adaptive Broadband's existing products and services to be of high quality, or if the combined company introduces new products or services or enters into new business ventures that are not favorably received by customers, the combined company will not be successful in promoting and maintaining its product brands and its revenues and financial condition will be materially harmed. Further, if the market demand for the combined company's broadband wireless systems declines and the combined company fails to market or develop any new or enhanced products in a timely and cost-effective manner, it may not be able to continue operating its business. If the prices of existing broadband access solutions, including wire line technologies, continue to decline, demand for our products is likely to decrease. In addition, the introduction of new products or alternative technologies by our competitors, many of whom have more extensive research and development capabilities than we do, could render our products obsolete. As a result, the combined company may not be able to generate revenue and continue its operations.

Inability to attract and retain key personnel could hinder the combined company's ability to operate.

   The combined company's success depends to a large extent on the continued services of Mr. Zakin, Dr. Scharre and other members of Western Multiplex's and Adaptive Broadband's senior management teams. The loss of the services of any of these management members could harm the combined company because of the crucial role each of them is expected to play in its strategic development. The combined company's success is also dependent on our ability to identify, attract, retain and motivate other highly skilled officers, key employees and personnel in a very competitive job environment. Western Multiplex and Adaptive Broadband do not have long-term employment agreements with any of their key personnel and do not maintain "key person" life insurance policies on any of their officers or other employees. If the combined company does not attract, retain and motivate the necessary technical, managerial, editorial and sales personnel, its business and operating results could be seriously harmed.

The combined company may have difficulties with its acquisitions and investments, which could adversely affect its growth and financial condition.

   From time to time, the combined company may consider new business opportunities and ventures, including acquisitions, in a broad range of areas. Any decision by the combined company to pursue a significant business expansion or new business opportunity would be accompanied by risks, including, among others:

  . requiring the combined company to invest a substantial amount of capital, which could materially harm its financial condition and its ability to implement its existing business strategy;

  . requiring the combined company to issue additional equity interests, which would be dilutive to its stockholders;

  . placing additional and substantial burdens on the combined company's management personnel and its financial and operational systems;

  . the difficulty of assimilating the operations, technology and personnel of the acquired companies;

  . the potential disruption of the ongoing business of the combined company;

  . the possible inability to retain key technical and managerial personnel;

  . potential additional expenses associated with amortization of goodwill and other purchased intangible assets;

  . additional expenses associated with the activities and expansion of the acquired businesses; and

  . the possible impairment of relationships with existing employees, customers and suppliers.

   In addition, we cannot assure you that the combined company will be successful in overcoming these risks or any other problems encountered in connection with any acquisitions or other investments that it may make in the future.

The combined company plans to expand its international operations and may encounter a number of problems doing so. There are also a number of risks associated with international operations that could harm the combined company's business.

   One component of the combined company's growth strategy will be to further expand into international markets. The combined company's international operations will be into markets where technology and online industries are less well developed than in the United States.

   There are certain risks inherent in doing business in international markets, including the following:

  . uncertainty of product acceptance by customers in foreign countries;

  . unforeseen changes in regulatory requirements;

  . difficulties in staffing and managing multinational operations;

  . governmental restrictions on the repatriation of funds into the United
    States;

  . foreign currency fluctuations;

  . difficulties in finding foreign licensees or joint venture partners; and

  . potential adverse tax consequences from operating in foreign countries.

   There is a risk that such factors will harm the combined company's ability to successfully operate internationally.

   The failure of the combined company to successfully manage its international expansion could lead to delays in sales and delivery of its products, unanticipated costs and the diversion of management attention and resources from its U.S. sales, which could cause its U.S. business and profitability to decline. To successfully expand international sales, the combined company will need to recruit additional international sales and support personnel and expand its relationships with international distributors and value-added resellers. The combined company will also need to comply with additional regulatory requirements with which Western Multiplex and Adaptive Broadband have little experience. This expansion will require significant management attention and financial resources. We also expect that it will be more difficult to manage geographically dispersed operations. The combined company may incur these additional costs and add these management burdens without successfully expanding sales. This failure would cause its profitability to decline.

If the combined company fails to protect its intellectual property rights or if such rights are not adequately protected under current law, competitors may be able to use its technology or trademarks and this could weaken the combined company's competitive position, reduce its revenue and increase costs.

   The combined company will rely on intellectual property laws to protect the products that it owns, develops and licenses. The combined company will also rely on confidentiality agreements with some of its licensees and other third parties and confidentiality agreements and policies covering its employees. We cannot assure you that such laws and measures will provide sufficient protection, that other companies will not develop technologies that are similar or superior, or that third parties will not copy or otherwise obtain and use the combined company's technologies without authorization.

Possible third-party claims of infringement of proprietary rights against the combined company could have a material adverse effect on its business, results of operation and financial condition.

   The communications industry is characterized by a relatively high level of litigation based on allegations of infringement of proprietary rights. While to date, neither Western Multiplex nor Adaptive Broadband has been subject to any material claims of infringement or misappropriation of intellectual property of third parties, there can be no assurance that third parties will not assert infringement claims against the combined company, that any such assertion of infringement will not result in litigation or that the combined company would prevail in such litigation. Furthermore, any such claims, with or without merit, could result in substantial cost to the combined company and diversion of its personnel, require the combined company to develop new technology, or require the combined company to enter into royalty or licensing arrangements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the combined company, or at all. In the event of a successful claim of infringement or misappropriation against the combined company and its failure or inability to develop non-infringing technology or to license the infringed, misappropriated or similar technology at a reasonable cost, the combined company's business, results of operations and financial condition would be materially adversely affected. In addition, the combined company will indemnify its customers against claimed infringement of patents, trademarks, copyrights and other proprietary rights of third parties. Any requirement for the combined company to indemnify a customer could have a material adverse effect on its business, results of operations and financial condition.

Changes in regulations could adversely affect the way that the combined company operates.

   It is possible that the United States and other jurisdictions will adopt new laws and regulations covering issues important to the combined company's business, including:

  . intellectual property;

  . pricing, characteristics and quality of broadband wireless systems and products; and

  . availability of frequencies in the radio spectrum.

   Increased government regulation could:

  . decrease the growth of the broadband wireless industry;

  . hinder the combined company's ability to conduct business internationally;

  . reduce the combined company's revenues;

  . increase the combined company's operating expenses; and

  . expose the combined company to significant liabilities.

   Any of these events or circumstances could seriously harm the combined company's business and results of operations.

The price of Western Multiplex common stock following the merger may be subject to wide fluctuation, and you may lose all or part of your investment in Western Multiplex common stock.

   The trading price of Western Multiplex common stock has been subject to wide fluctuations, which are likely to continue following the merger. The trading price of Western Multiplex common stock may fluctuate in response to a number of events and factors, including:

  . quarterly variations in revenues and operating results;

  . announcements of innovations and new products;

  . strategic developments or business combinations by Western Multiplex or its competitors;

  . changes in Western Multiplex's expected operating expense levels;

  . changes in financial estimates and recommendations of financial and industry analysts;

  . the operating and securities price performance of comparable companies;
    and

  . news reports relating to trends in the broadband wireless industry.

   In addition, the stock market in general, and the market prices for wireless-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may influence the trading price of Western Multiplex common stock, both before and after the merger. These trading price fluctuations may make it more difficult to use Western Multiplex common stock as currency to make acquisitions following the merger that might otherwise be advantageous, or to use stock options as a means to attract and retain employees. In addition, you may lose all or part of your investment in Western Multiplex common stock.

There is a substantial number of shares of Western Multiplex common stock that may be sold into the public market, which could depress the trading price of Western Multiplex common stock.

   Starting January 27, 2001, 44,166,351 shares of Western Multiplex common stock, or approximately 79.5% of the common stock of Western Multiplex as of the date of this proxy statement/prospectus, will be released from lock-up restrictions relating to its initial public offering and will become eligible for resale into the public market, subject in some cases to the volume and manner of sale restrictions of Rule 144 of the Securities Act. Sales of a large number of shares of Western Multiplex common stock, or the perception that such sales could occur, may depress the prevailing market price for Western Multiplex's common stock.

Provisions of Western Multiplex's certificate of incorporation, bylaws and Delaware law could deter takeover attempts.

   Some provisions in Western Multiplex's certificate of incorporation and bylaws, which will be the certificate of incorporation and bylaws of the combined company following the merger, could delay, prevent or make more difficult a merger, tender offer, proxy contest or change of control of the combined company. The stockholders of the combined company might view any transaction of this type as being in their best interest since the transaction could result in a higher stock price than the then-market price of its common stock. Among other things, Western Multiplex's certificate of incorporation and bylaws:

  . authorize its board of directors to issue preferred stock with the terms of each series to be fixed by the board of directors;

  . divide its board of directors into three classes so that only approximately one-third of the total number of directors is elected each year;

  . permit directors to be removed only for cause; and

  . specify advance notice requirements for stockholder proposals and director nominations.

   In addition, with some exceptions, the Delaware General Corporation Law will restrict or delay mergers and other business combinations between the combined company and any stockholder that acquires 15% or more of the combined company's voting stock.

Adaptive Broadband is a defendant in a lawsuit that could materially harm the business, financial condition and results of operations of the combined company.

   In July 1999, Northrop Grumman filed a lawsuit against Adaptive Broadband alleging that Adaptive Broadband failed to disclose certain events and information as required by the terms of the agreement pursuant to which Northrop Grumman acquired Adaptive Broadband's Government Division in April 1999. No damages have been specified. In September 1999, Adaptive Broadband filed a cross-complaint against Northrop Grumman seeking to recover in excess of $3.7 million, which represents the amount that Adaptive Broadband contends Northrop Grumman appropriated from its bank accounts following the acquisition. Adaptive Broadband is vigorously defending this lawsuit, but there can be no assurance that it will prevail.

                           FORWARD-LOOKING STATEMENTS

   This proxy statement/prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to the financial condition, results of operations, cash flows, dividends, financing plans, business strategies, operating efficiencies or synergies, budgets, capital and other expenditures, competitive positions, growth opportunities for existing products, benefits from new technology, plans and objectives of management, markets for Adaptive Broadband's and Western Multiplex's stock, and other matters. Statements in this document that are not historical facts are identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933.

   These forward-looking statements, including statements relating to future business prospects, revenues, working capital, liquidity, capital needs, interest costs and income, wherever they occur in this proxy statement/prospectus, are estimates reflecting the best judgment of the senior management of Western Multiplex and Adaptive Broadband, respectively. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this proxy statement/prospectus. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

  . the effects of vigorous competition in the markets in which Western
    Multiplex and Adaptive Broadband operate;

  . the ability to enter into agreements, and the cost of entering new territories necessary, to provide international services;

  . changes in technology that may increase the number of competitors Western
    Multiplex or Adaptive Broadband faces or require significant capital expenditures to provide competitive products and services;

  . general economic or business conditions that may be less favorable than expected, resulting in, among other things, lower than expected revenues;

  . costs or difficulties related to the integration of the businesses of Western Multiplex and Adaptive Broadband may be greater than expected;

  . legislative or regulatory changes may adversely affect the businesses in which Western Multiplex and Adaptive Broadband are engaged;

  . adverse changes may occur in the securities markets;

  . the other risk factors described under "Risk Factors" beginning on page
    19 in this proxy statement/prospectus; and

  . other factors, including, but not limited to, economic, key employee, competitive, regulatory, governmental and technological factors, which may affect Western Multiplex or Adaptive Broadband.

  When we use the words "estimate," "project," "intend," "expect," "believe" and similar expressions, we are making forward-looking statements. These forward-looking statements are found at various places throughout this proxy statement/prospectus and the other documents we incorporate by reference in this proxy statement/prospectus. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date they were made. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

                     THE WESTERN MULTIPLEX SPECIAL MEETING

   We are furnishing this proxy statement/prospectus to stockholders of Western Multiplex as part of the solicitation of proxies by Western Multiplex's board of directors. The Western Multiplex board will use the proxies at the Western Multiplex special meeting and at any adjournment or postponement thereof. We are first mailing this proxy statement/prospectus and the accompanying form of
proxy to Western Multiplex stockholders on or about        , 2000.

Date, Time and Place

   We will hold the Western Multiplex special meeting on                   ,
2001, at     p.m., local time, at              , Sunnyvale, California.

Purpose of Western Multiplex Special Meeting

   At the Western Multiplex special meeting, we are asking holders of Western Multiplex common stock to approve the issuance of Western Multiplex common stock in a merger pursuant to which a newly formed, wholly owned Western Multiplex subsidiary will merge into Adaptive Broadband, with Adaptive Broadband continuing as the surviving corporation and becoming a wholly owned subsidiary of Western Multiplex.

Record Date and Outstanding Shares

   Only holders of record of Western Multiplex common stock at the close of
business on       , 2000, the Western Multiplex record date, are entitled to notice of and to vote at the Western Multiplex special meeting. On the Western
Multiplex record date, there were approximately        shares of Western
Multiplex common stock issued and outstanding and held by approximately holders of record.

Person Making the Solicitation

   The proxy accompanying this proxy statement/prospectus is solicited on behalf of the Western Multiplex board of directors for use at the Western Multiplex special meeting.

Quorum and Voting Required

   At the Western Multiplex special meeting, holders of Western Multiplex common stock on the Western Multiplex record date will be entitled to one vote per share of common stock on the proposals to approve the issuance of shares of Western Multiplex common stock in the merger.

   A quorum of stockholders is necessary to hold a valid meeting. Attendance at the meeting in person or by proxy of a majority of the outstanding Western Multiplex common stock is required for a quorum to be present. Abstentions and "broker non-votes" count as being present and are included to establish a quorum. A "broker non-vote" occurs when a broker is not permitted to vote because the broker has not received instructions from the beneficial owner of the shares.

   The issuance of shares of Western Multiplex common stock in the merger requires the affirmative vote of a majority of the Western Multiplex shares represented in person or by proxy and entitled to vote at the special meeting.

   WMC Holding, a principal stockholder of Western Multiplex that owns approximately 39 million shares of Western Multiplex common stock, which at the special meeting will represent approximately 71% of the aggregate voting power of all Western Multiplex capital stock, has entered into a voting agreement with Adaptive Broadband under which WMC Holding agreed to vote its shares of Western Multiplex common stock in favor of the issuance of Western Multiplex common stock in the merger. Because WMC Holding owns shares representing a majority of the voting power of Western Multiplex capital stock, we expect a quorum to be present and the issuance proposal to be approved by Western Multiplex stockholders regardless of how other stockholders vote.

Voting of Proxies

   All shares represented by properly executed proxies received in time for the Western Multiplex special meeting (and not revoked) will be voted at the Western Multiplex special meeting in the manner specified by the grantors of those proxies. Properly executed proxies that do not contain voting instructions will be voted FOR the approval of the issuance of Western Multiplex common stock in connection with the merger, and the proxy holder may vote the proxy in its discretion as to any other matter which may properly come before the meeting.

   If you are a record holder of shares of Western Multiplex common stock, in order for your shares to be included in the vote, you must vote your shares by one of the following means:

  . in person or

  . by proxy by completing, signing and dating the enclosed proxy and returning it in the enclosed postage-paid envelope.

   Shares of Western Multiplex common stock represented at the Western Multiplex special meeting but not voting, including shares of Western Multiplex common stock for which proxies have been received but for which holders of shares have abstained, will be treated as present at the Western Multiplex special meeting to determine the presence or absence of a quorum for the transaction of all business.

   Only shares affirmatively voted for approval of the issuance of shares of Western Multiplex common stock in the merger, including properly executed proxies that do not contain voting instructions, will be counted as votes in favor of the approval of the issuance of such shares of Western Multiplex common stock. Brokers who hold shares of Western Multiplex common stock in street name for customers who are the beneficial owners of those shares may not give a proxy to vote those shares without specific instructions from those customers.

Expenses; Solicitation of Proxies

   Western Multiplex will mail a copy of this proxy statement/prospectus to each holder of record of Western Multiplex common stock on the Western Multiplex record date.

   Western Multiplex will pay the expenses of soliciting proxies to be voted at the meeting, except that Adaptive Broadband will share equally the expenses incurred in connection with filing and printing this proxy statement/prospectus. Following the original mailing of the proxies and other soliciting materials, Western Multiplex will request brokers, custodians, nominees and other record holders of Western Multiplex common stock to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of Western Multiplex common stock and to request authority for the exercise of proxies. In such cases, upon the request of the record holders, Western Multiplex will reimburse such holders for their reasonable expenses.

   In addition to solicitation by mail, directors, officers and key employees of Western Multiplex may solicit proxies in person or by telephone, telegram or other means of communication. These persons will not receive additional compensation for solicitation of proxies, but may be reimbursed for reasonable out-of-pocket expenses.

Proxies; Revocability

   The proxy accompanying this proxy statement/prospectus is solicited on behalf of the Western Multiplex board of directors for use at the Western Multiplex special meeting. Please complete, date and sign the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to Western Multiplex.

All properly signed proxies that Western Multiplex receives prior to the vote at the meeting that are not revoked will be voted at the meeting according to the instructions indicated on the proxies or, if no direction is indicated, to approve the issuance of Western Multiplex common stock in the merger. You may revoke your proxy at any time before it is exercised by taking any of the following actions:

  . delivering a written notice to the corporate secretary of Western
    Multiplex by any means, including facsimile, bearing a date later than the date of the proxy, stating that the proxy is revoked,

  . signing and delivering a proxy relating to the same shares and bearing a later date prior to the vote at the meeting, or

  . attending the meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must bring to the meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares.

   Western Multiplex's board of directors does not know of any matter that is not referred to in this proxy statement/prospectus to be presented for action at the meeting. If any other matters are properly brought before the meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment.

No Appraisal Rights

   Appraisal rights are not available to holders of Western Multiplex common stock.

Recommendation of Western Multiplex's Board of Directors

   Western Multiplex's board of directors has adopted the merger agreement and approved the issuance of Western Multiplex common stock in the merger, and has determined that the merger is in the best interests of Western Multiplex and its stockholders. The Western Multiplex board of directors recommends that Western Multiplex stockholders vote FOR the issuance of shares of Western Multiplex common stock in the merger.

   To assure that your shares of Western Multiplex common stock are represented at the Western Multiplex special meeting, please complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the meeting. You may revoke your proxy at any time before it is voted.

                     THE ADAPTIVE BROADBAND SPECIAL MEETING

   We are furnishing this proxy statement/prospectus to stockholders of Adaptive Broadband as part of the solicitation of proxies by the Adaptive Broadband board of directors. Adaptive Broadband's board will use the proxies at the Adaptive Broadband special meeting and at any adjournment or postponement thereof. We are first mailing this proxy statement/prospectus and the accompanying form of proxy to Adaptive Broadband stockholders on or about
       , 2000.

Date, Time and Place

   We will hold the Adaptive Broadband special meeting on          , 2001, at
10:00 a.m., local time, at the Sheraton Four Points Sunnyvale Hotel, 1250 Lakeside Drive, Sunnyvale, California 94086.

Purpose of Adaptive Broadband Special Meeting

   At the special meeting, we are asking holders of Adaptive Broadband common stock to approve and adopt the merger agreement and the merger pursuant to which a newly formed, wholly owned subsidiary of Western Multiplex will merge into Adaptive Broadband, with Adaptive Broadband continuing as the surviving corporation and becoming a wholly owned subsidiary of Western Multiplex.

Record Date and Outstanding Shares

   Only holders of record of Adaptive Broadband common stock at the close of
business on        , 2000, the Adaptive Broadband record date, are entitled to notice of and to vote at the Adaptive Broadband special meeting. On the
Adaptive Broadband record date, approximately        shares of Adaptive
Broadband common stock were issued and outstanding and held by approximately holders of record.

Person Making the Solicitation

   The proxy accompanying this proxy statement/prospectus is solicited on behalf of the Adaptive Broadband board of directors for use at the Adaptive Broadband special meeting.

Quorum and Voting Required

   At the Adaptive Broadband special meeting, holders of record of Adaptive Broadband common stock on the Adaptive Broadband record date will be entitled to cast one vote per share of Adaptive Broadband common stock owned as of the record date on the proposal to approve the merger agreement and the merger.

   A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present at the Adaptive Broadband special meeting if shares representing a majority of the votes entitled to be cast are represented in person or by proxy. If a quorum is not present at the Adaptive Broadband special meeting, we expect that the meeting will be adjourned or postponed to solicit additional proxies. Abstentions and "broker non-votes" count as being present to establish a quorum. A "broker non-vote" occurs when a broker is not permitted to vote because the broker does not have instructions from the beneficial owner of the shares.

   As of November 30, 2000, directors and executive officers of Adaptive Broadband as a group beneficially owned an aggregate of approximately 5.3% of the outstanding shares of Adaptive Broadband.

   The adoption of the merger agreement requires the affirmative vote of holders of shares representing a majority of the total voting power of Adaptive Broadband common stock entitled to vote at the special meeting. If an Adaptive Broadband stockholder abstains from voting or does not vote (either in person or by proxy), it will have the same effect as a vote against the adoption of the merger agreement.

Voting of Proxies

   All shares represented by properly executed proxies received in time for the Adaptive Broadband special meeting (and not revoked) will be voted at the Adaptive Broadband special meeting in the manner specified by the grantors of those proxies. Properly executed proxies that do not contain voting instructions will be voted FOR the approval of the merger agreement and the merger, and the proxy holder may vote the proxy in its discretion as to any other matter which may properly come before the meeting.

   If you are a record holder of shares of Adaptive Broadband common stock, in order for your shares to be included in the vote, you must vote your shares by one of the following means:

  . in person or

  . by proxy by completing, signing and dating the enclosed proxy and returning it in the enclosed postage-paid envelope.

   Shares of Adaptive Broadband common stock represented at the Adaptive Broadband special meeting but not voted, including shares of Adaptive Broadband common stock for which proxies have been received but for which holders of shares have abstained, will be treated as present at the Adaptive Broadband special meeting to determine the presence or absence of a quorum for the transaction of all business.

   Only shares affirmatively voted for the approval of the merger agreement, including properly executed proxies that do not contain voting instructions, will be counted as votes in favor of the approval of the merger agreement. Brokers who hold shares of Adaptive Broadband common stock in street name for customers who are the beneficial owners of those shares may not give a proxy to vote those shares without specific instructions from those customers. These non-voted shares are referred to as "broker non-votes" and have the same effect as a vote against the approval of the merger agreement.

   The persons named as proxies by a Adaptive Broadband stockholder may propose and vote for one or more adjournments of the Adaptive Broadband special meeting, including adjournments to permit further solicitations of proxies. No proxy voted against the proposal to approve the merger agreement will be voted in favor of any such adjournment or postponement.

   Adaptive Broadband does not expect that any matter other than the proposal to approve the merger agreement will be brought before the Adaptive Broadband special meeting. If, however, Adaptive Broadband's board of directors properly presents other matters, the persons named as proxies will vote in accordance with their judgment.

Expenses; Solicitation of Proxies

   Adaptive Broadband will mail a copy of this proxy statement/prospectus to each holder of record of Adaptive Broadband common stock on the Adaptive Broadband record date.

   Adaptive Broadband will pay the expenses of soliciting proxies to be voted at the meeting, except that Western Multiplex will share equally the expenses incurred in connection with filing and printing this proxy statement/prospectus. Following the original mailing of the proxies and other soliciting materials, Adaptive Broadband will request brokers, custodians, nominees and other record holders of Adaptive Broadband common stock to forward copies of the proxy and other soliciting materials to persons for whom they hold shares of Adaptive Broadband common stock and to request authority for the exercise of proxies. In such cases, upon the request of the record holders, Adaptive Broadband will reimburse such holders for their reasonable expenses.

   In addition to solicitation by mail, directors, officers and key employees of Adaptive Broadband may solicit proxies in person or by telephone, telegram or other means of communication. These persons will receive no additional compensation for solicitation of proxies, but may be reimbursed for reasonable out-of-pocket expenses.

   Innisfree M&A Incorporated will assist in the solicitation of proxies by Adaptive Broadband. Adaptive Broadband will pay Innisfree M&A Incorporated fees estimated at $15,000, plus reimbursement of out-of-pocket expenses, and will indemnify Innisfree M&A Incorporated against any losses arising out of its proxy soliciting services on behalf of Adaptive Broadband.

   Adaptive Broadband stockholders should not send stock certificates with their proxies. A transmittal form with instructions for the surrender of Adaptive Broadband common stock certificates will be mailed to Adaptive Broadband stockholders as soon as is practicable after the completion of the merger.

Proxies; Revocability

   The proxy accompanying this proxy statement/prospectus is solicited on behalf of the Adaptive Broadband board of directors for use at the Adaptive Broadband special meeting. Please complete, date and sign the accompanying proxy and promptly return it in the enclosed envelope or otherwise mail it to Adaptive Broadband. All properly signed proxies that Adaptive Broadband receives prior to the vote at the meeting that are not revoked will be voted at the meeting according to the instructions indicated on the proxies or, if no direction is indicated, to approve the merger agreement. You may revoke your proxy at any time before it is exercised by taking any of the following actions:

  . delivering a written notice to the corporate secretary of Adaptive
    Broadband by any means, including facsimile, bearing a date later than the date of the proxy, stating that the proxy is revoked,

  . signing and delivering a proxy relating to the same shares and bearing a later date prior to the vote at the meeting, or

  . attending the meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must bring to the meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares.

   Adaptive Broadband's board of directors does not know of any matter that is not referred to in this proxy statement/prospectus to be presented for action at the meeting. If any other matters are properly brought before the meeting, the persons named in the proxies will have discretion to vote on such matters in accordance with their best judgment.

No Appraisal Rights

   Appraisal rights are not available to holders of Adaptive Broadband common stock.

Directors of the Surviving Corporation and Western Multiplex

   Upon completion of the merger, Western Multiplex will remove all of the current members of the Adaptive Broadband board of directors and expects to appoint Jonathan N. Zakin and Daniel L. Scharre as directors of Adaptive Broadband. Mr. Zakin is currently the chairman and chief executive officer of Western Multiplex. Dr. Scharre is currently the president and chief operating officer of Adaptive Broadband.

   After the merger, Frederick D. Lawrence, currently the chairman and chief executive officer of Adaptive Broadband, and Dr. Scharre will be appointed to the board of directors of Western Multiplex.

Recommendation of Adaptive Broadband's Board of Directors

   Adaptive Broadband's board of directors has approved the merger agreement, and has determined that the merger is in the best interests of Adaptive Broadband and its stockholders. The Adaptive Broadband board of directors recommends that Adaptive Broadband stockholders vote FOR adoption of the merger agreement.

   To assure that your shares of Adaptive Broadband common stock are represented at the Adaptive Broadband special meeting, please complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the meeting. You may revoke your proxy at any time before the meeting.

                              THE PROPOSED MERGER

   This section of the proxy statement/prospectus describes the material aspects of the proposed merger and the related transactions, but it may not contain all of the information that is important for you to know. For a more complete understanding of the merger, you should carefully read this entire proxy statement/prospectus and the other documents to which we refer.

The merger

   In accordance with the merger agreement and Delaware law, WA Merger Sub will be merged with and into Adaptive Broadband. As a result of the merger, the separate corporate existence of WA Merger Sub will cease and Adaptive Broadband will survive the merger as a wholly owned subsidiary of Western Multiplex.

Merger consideration

   In the merger, Adaptive Broadband stockholders will receive 1.345 shares of Western Multiplex common stock for each share of Adaptive Broadband common stock they hold. The number of shares of Western Multiplex common stock that Adaptive Broadband stockholders will receive in the merger will be appropriately adjusted for any stock splits, combinations and other similar events that occur between the date of the merger agreement and the completion of the merger. We will not issue fractional shares of Western Multiplex common stock in the merger. Instead, each Adaptive Broadband stockholder otherwise entitled to a fractional share will receive cash, without interest, in lieu of a fraction of a share of Western Multiplex common stock. Specifically, the exchange agent in the merger will, as promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, notify Western Multiplex of such amount, and Western Multiplex will deposit such amount with the exchange agent and will cause the exchange agent to forward payments to the owners of fractional interests.

Effective time of the merger

   The merger will become effective when a certificate of merger is filed with the Delaware Secretary of State or at a later time as may be specified in the certificate of merger. The effective time of the merger will occur as soon as practicable after the last of the conditions in the merger agreement has been satisfied or waived. We expect the merger to occur in the first quarter of 2001. However, because the merger is subject to governmental approvals and other customary conditions, we cannot predict the exact timing.

Treatment of Adaptive Broadband stock options

   At the effective time of the merger, each outstanding Adaptive Broadband stock option will cease to represent a right to acquire shares of Adaptive Broadband common stock and will be converted into an option to purchase a number of shares of Western Multiplex common stock equal to the number of shares of Adaptive Broadband common stock subject to such option times 1.345, at a per share exercise price equal to the per share exercise price of such option divided by 1.345.

Background of the merger

   Western Multiplex routinely evaluates its businesses and strategic options. In August 2000, following its initial public offering, Western Multiplex considered how best to accelerate its point-to-multipoint product strategy, including through acquisitions. Western Multiplex identified several companies with market leadership, sufficient critical mass and product offerings that could fit well with Western Multiplex's existing business. One of the companies identified was Adaptive Broadband.

   On August 29, 2000, Jonathan N. Zakin, chairman and chief executive officer of Western Multiplex, and Jeffrey M. Hendren, a director of Western Multiplex and a representative of Ripplewood Holdings LLC, met with Frederick D. Lawrence, chairman and chief executive officer of Adaptive Broadband, Daniel L. Scharre, president and chief operating officer of Adaptive Broadband, and Donna S. Birks, chief financial officer and executive vice president of Adaptive Broadband, to discuss Western Multiplex's and Adaptive Broadband's corporate strategy and vision regarding the broadband wireless equipment industry. Ripplewood Holdings LLC and its affiliates own indirectly a majority of the common stock of Western Multiplex and provide advisory services to Western Multiplex.

   On September 6, 2000, Mr. Zakin and Dr. Scharre met in New York and discussed each company's strategy and the benefits of a business combination between the two entities. Following that meeting, Western Multiplex and Adaptive Broadband entered into a reciprocal confidentiality agreement.

   On September 13, 2000, Messrs. Zakin and Hendren discussed an outline of a preliminary structure of a merger of Western Multiplex and Adaptive Broadband with Mr. Lawrence, Dr. Scharre, and Ms. Birks. Also on September 13, 2000, and at other times during the month of September, representatives of Western Multiplex and Adaptive Broadband continued to discuss the possibility of a business combination and exchanged confidential information regarding their respective companies. Western Multiplex also conducted preliminary due diligence investigations relating to the technology and products of Adaptive Broadband.

   In mid-September 2000, Dain Rauscher Wessels was asked by Adaptive Broadband to assist with the proposed transaction and, if requested, to render its opinion as to the fairness, from a financial point of view, of the consideration to be paid in the merger. Representatives of Dain Rauscher Wessels participated in the discussions with Adaptive Broadband and Western Multiplex.

   Also in mid-September 2000, Credit Suisse First Boston was asked to assist Western Multiplex in connection with the proposed transaction. Representatives of Credit Suisse First Boston thereafter participated in the discussions with Western Multiplex and Adaptive Broadband.

   On September 20, 2000, the Adaptive Broadband board of directors held a telephonic meeting to review the potential business combination of Adaptive Broadband and Western Multiplex. Among other things, the board discussed the positions of both companies in the wireless infrastructure industry, the technologies and products of both companies and the issues associated with a business combination. The board authorized management to continue discussions with Western Multiplex.

   On September 20, 2000, Messrs. Zakin, and Hendren and Michael C. Duran, a representative of Ripplewood Holdings LLC, met with Mr. Lawrence, Dr. Scharre, and Ms. Birks to discuss preliminary ideas regarding the structure of a business combination between the companies. Mr. Lawrence and Ms. Birks also identified and discussed issues that would have to be resolved in order for a transaction to occur.

   On October 5, 2000, Messrs. Zakin and Hendren again met with Mr. Lawrence and Ms. Birks to attempt to resolve issues that had been discussed at the September 20 meeting. During this meeting, the representatives of Adaptive Broadband invited Messrs. Zakin and Hendren to have lunch with the board of directors of Adaptive Broadband on October 25, 2000, after the Adaptive Broadband annual meeting of stockholders.

   On October 12, 2000, representatives of Western Multiplex and Adaptive Broadband held a joint meeting with their respective financial advisors to discuss the structure of a business combination between the companies and discussed issues that would need to be resolved in order for a transaction to occur.

   On October 24 to 25, 2000, the Adaptive Broadband board of directors held a regularly scheduled meeting. Among other items of business, the board reviewed the proposed transaction with Western Multiplex. Representatives from Cooley Godward LLP, Adaptive Broadband's outside counsel and Dain Rauscher Wessels also participated in this portion of the meeting. The board discussed the major terms and conditions of the proposed transaction, the status of negotiations between the companies and a tentative schedule for completing the transaction. Also, Dain Rauscher Wessels reviewed with the board the financial aspects of the transaction, including customary control premiums and a range of exchange ratios.

   At the October 25 board meeting of Adaptive Broadband, Messrs. Zakin and Hendren discussed Western Multiplex's corporate strategy, vision regarding the prospects of the broadband wireless equipment industry, and the benefits of a business combination with Adaptive Broadband.

   On October 26, 2000, Messrs. Zakin, Hendren and Duran met with Mr. Lawrence, Dr. Scharre and Ms. Birks to further discuss the structure of a business combination and determine a preliminary exchange ratio in the merger. At that time, the parties determined what the proposed exchange ratio would be if the parties reached agreement to merge and assuming the absence of material issues arising from further due diligence or from negotiation of the definitive merger agreement. The parties also discussed how the management team of the combined company could be assembled from among executives of Adaptive Broadband and Western Multiplex.

   Following this meeting, Western Multiplex directed its legal counsel, Simpson Thacher & Bartlett, to commence preparation of definitive documentation for the proposed transaction to determine, in the context of negotiations over definitive documentation, whether agreement could be reached on a number of material terms, including the precise terms of termination rights and termination fees, representations and warranties, voting and stock option agreements, and the conduct of each party's operations between signing and closing of the merger.

   From October 28, 2000, through the announcement of the transaction, representatives of Western Multiplex continued to conduct a due diligence review of Adaptive Broadband, and representatives of Adaptive Broadband continued to conduct a due diligence review of Western Multiplex. On October 30, 2000, a preliminary draft of the merger agreement was circulated to all parties.

   On November 3, 2000, the Western Multiplex board of directors held a telephonic meeting to review, among other things, principal terms of the proposed transaction, the status of negotiations, and a proposed timetable for negotiating and completing the proposed transaction. Representatives of Credit Suisse First Boston and Simpson Thacher & Bartlett also participated in this meeting. The Western Multiplex board authorized Mr. Zakin to continue negotiations with Adaptive Broadband on certain terms. On November 4, 2000, the parties and their representatives continued their discussions.

   On November 7, 2000, Mr. Zakin met with Mr. Lawrence and Ms. Birks in an attempt to resolve the remaining open issues. Based on the progress made at that meeting, representatives of Western Multiplex's and Adaptive Broadband's management and their financial and legal advisors participated in a telephonic meeting on November 8, 2000, to continue negotiations of the outstanding issues.

   On November 10, 2000, after the close of the stock market, Western Multiplex's board held a telephonic meeting to discuss the status of the merger agreement and outstanding due diligence and other issues. Mr. Zakin reviewed the plans for the proposed combined entity and answered questions from the Western Multiplex board regarding the combination. Representatives of Credit Suisse First Boston also reviewed with the Western Multiplex board the financial aspects of the transaction, including the proposed exchange ratio, and the valuation methodologies being utilized by Credit Suisse First Boston in connection with its financial analysis of the proposed exchange ratio. At this board meeting, a representative of Simpson Thacher & Bartlett discussed the board's fiduciary duties when considering the proposed merger and reviewed the material terms of the merger agreement, the voting agreement, the stock option agreements and related documents. Among other matters, Western Multiplex's board determined that Western Multiplex's management should continue due diligence and negotiations with Adaptive Broadband.

   Also on November 10, 2000, after the close of the stock market, Adaptive Broadband's board, together with Adaptive Broadband's management and its financial and legal advisors, held a telephonic special meeting to discuss the merger. At this meeting, Adaptive Broadband's management and its financial and legal advisors updated the Adaptive Broadband board on the status of negotiations. Mr. Lawrence briefed the Adaptive Broadband board on the exchange ratio that had been negotiated, as well as other key issues under discussion and the relative position of the parties with respect to such issues. During this meeting, Dain Rauscher Wessels, financial advisor to Adaptive Broadband, updated the Adaptive Broadband board with respect to its financial analysis of the proposed transaction and delivered its opinion that, as of such date and based upon and subject to certain matters stated in such opinion, the exchange ratio in the merger was fair, from a financial point of view, to the stockholders of Adaptive Broadband. After deliberation of these issues by the Adaptive Broadband board, the directors discussed with Mr. Lawrence acceptable parameters within which management was authorized to resolve the open issues and authorized management to complete negotiations of the merger agreement. The Adaptive Broadband board found that the merger agreement and the transactions related thereto were fair and in the best interest of the stockholders of Adaptive Broadband, and unanimously approved the merger agreement and the related transactions.

   On November 12, 2000, the Western Multiplex board of directors again held a telephonic special meeting to consider the proposed merger agreement. At this meeting, Mr. Zakin, together with members of Western Multiplex's management and Western Multiplex's financial and legal advisors, reviewed the final results of their due diligence investigations and the terms of the proposed merger agreement. A representative of Simpson Thacher & Bartlett updated the board on the status of negotiations and again discussed the board's fiduciary duties. In addition, Credit Suisse First Boston rendered its oral opinion, which opinion was confirmed by delivery of a written opinion dated November 12, 2000, to the effect that, as of that date and based on and subject to the matters described in that opinion, the exchange ratio in the merger was fair, from a financial point of view, to Western Multiplex. After discussions, the Western Multiplex board determined that the merger agreement and the related transactions were fair and in the best interests of the stockholders of Western Multiplex and unanimously approved the merger agreement and authorized Western Multiplex to enter into the merger agreement.

   Preparation of final versions of the merger agreement and related documents continued through the evening of November 12. On the evening of November 12, 2000, the merger agreement and related documents were executed and delivered. Before the market opened on November 13, 2000, Western Multiplex and Adaptive Broadband issued a joint public announcement of the merger and the related transactions.

   On November 30, 2000, the Adaptive Broadband board of directors again held a telephonic special meeting to ratify the final versions of the merger agreement and related documents that were executed and delivered on November 12. The board also confirmed its determination that the merger is advisable and in the best interests of the stockholders and fair to Adaptive Broadband and its stockholders. Representatives from Cooley Godward and Dain Rauscher Wessels also participated in this portion of the meeting.

Joint reasons for the merger

   The proposed merger combines a leading point-to-point fixed wireless company with a leading point-to-multipoint fixed wireless company. The combination enables each company to take advantage of the complimentary strengths of Western Multiplex and Adaptive Broadband, will provide the combined company significant potential advantages, and is expected to enable the combined company to address strategic opportunities more quickly and effectively. The combination provides the potential for stronger combined operating and financial results than either company could achieve on its own.

   The combined company will have the following advantages, among others:

  . The opportunity to leverage research and development capabilities of the two companies and to share technology, which will allow duplicate resources to be re-deployed to facilitate faster introduction and additional feature developments of the products of the combined company;

  . The broadening and integration of the companies' product lines, which provides the opportunity to cross-market the two companies' products to a larger customer base and to offer their customers a more complete solution to such customers' broadband wireless system;

  . The opportunity to expand the worldwide sales and support organization for their Lynx, Tsunami, and AB-Access products;

  . The ability to achieve cost reductions through economies of scale and operating synergies;

  . The combination of the two companies' technical expertise, which may enable the combined entity to respond more quickly to technological change and evolving standards;

  . More substantial resources and a larger capital base to enable faster growth and expansion in the rapidly-evolving wireless communications equipment market;

  . The broadened product lines and greater financial resources of the combined company will mitigate the business cycle risks associated with both the introduction of new products and the emerging, high growth broadband communications market; and

  . The opportunity to attract larger strategic partners by providing a more complete network solution for the delivery of high-speed data and other communication needs worldwide.

Western Multiplex's reasons for the merger

   In unanimously approving the merger agreement and in recommending that Western Multiplex's stockholders approve the merger, the Western Multiplex board of directors consulted with Western Multiplex's management, as well as its financial and legal advisors, and considered a number of factors. The material factors considered by the Western Multiplex Board in reaching the foregoing conclusion are described below.

  . The reasons described under the section entitled "--Joint reasons for the merger;"

  . The competitive advantage of offering a more comprehensive product line including both Western Multiplex's Lynx and Tsunami products and Adaptive Broadband AB-Access products;

  . Western Multiplex's ability to sell many of its products to Adaptive
    Broadband customers through Adaptive Broadband's direct sales force and indirect channel;

  . Western Multiplex's ability to sell Adaptive Broadband's AB-Access products through Western Multiplex's traditional value added reseller and distributor channels as well as Western Multiplex's direct sales force and indirect channel;

  . Western Multiplex's desire to add an experienced engineering team that would continue to develop new broadband wireless access products and would work with Western Multiplex's engineering staff to integrate Adaptive Broadband's products with Western Multiplex's current products;

  . The benefits of becoming a larger organization with access to greater financial, development, distribution channel and other resources to address the access requirements of end-users;

  . Information concerning the historical financial performance, business operations, financial condition and prospects of Western Multiplex including Western Multiplex's periodic reports filed with the Securities and Exchange Commission;

  . The financial condition, results of operations and business of Adaptive
    Broadband, including the prospects of Adaptive Broadband, as well as current industry, economic and market conditions;

  . The historical market prices of and trading information with respect to Western Multiplex common stock and Adaptive Broadband common stock;

  . Management's view that significant consolidation would occur in the industry and that Western Multiplex must acquire additional products and gain critical mass in order to maintain its position as a leading source for broadband wireless equipment with a broad array of products;

  . The financial terms of the merger, including the proposed structure as a tax-free reorganization, and the exchange ratio, including the continuing approximately 52% ownership interest in Western Multiplex by Western Multiplex stockholders resulting from the merger;

  . The financial presentation and written opinion of Credit Suisse First
    Boston to the Western Multiplex board of directors dated November 12, 2000 as to the fairness, from a financial point of view, to Western Multiplex of the exchange ratio in the merger;

  . The fact that WMC Holding LLC has agreed to vote its shares in favor of the issuance of shares in connection with the merger and the likelihood the merger will receive the necessary regulatory approvals, as well as the termination provisions of the merger agreement that permit Western Multiplex, under specified circumstances, to terminate the merger agreement and the size and impact of termination fees associated with a termination, as well as the advice of Western Multiplex's financial and legal advisors concerning such provisions; and

  . The interests of the officers and directors of Western Multiplex and Adaptive Broadband in the merger, including the matters described under "--Interests of certain directors, officers and affiliates in the merger," and the impact of the merger on Western Multiplex's stockholders, customers and employees.

   The Western Multiplex board of directors considered these benefits as well as the potentially adverse consequences of other factors on the proposed merger, including:

  . the potential dilutive affect on Western Multiplex's common stock price if revenue and earnings expectations for Adaptive Broadband are not met;

  . the accounting treatment of the transaction as a purchase transaction, including the negative effect on future earnings per share that will result from amortizing goodwill and other intangibles that will be recorded on the financial statements of Western Multiplex;

  . the potential loss of key Adaptive Broadband and Western Multiplex employees critical to the ongoing success of Adaptive Broadband's and Western Multiplex's products and to the successful integration of the AB-Access and Lynx/Tsunami product lines;

  . the general difficulties of integrating broadband wireless access products, technologies, and companies;

  . the possibility of cultural conflicts;

  . the risk of contingent liabilities associated with the businesses previously owned and recently divested by Adaptive Broadband;

  . the risk that the merger may not be consummated, even if approved by Western Multiplex's and Adaptive Broadband's stockholders; and the fact that, because WMC Holding LLC has agreed to vote for the merger but there is no controlling stockholder of Adaptive Broadband to enter into a similar agreement, the Western Multiplex stockholder approval is assured while the Adaptive Broadband stockholder approval is not;

  . the risk that the benefits sought to be achieved by the merger will not be realized; and

  . the other risks and uncertainties discussed above under "Risk Factors" beginning on page 19.

   The discussion of the information and factors considered by Western Multiplex is not intended to be exhaustive, but includes the material factors considered. The Western Multiplex board did not assign particular weight or rank to the factors it considered in approving the merger. In considering the factors described above, individual members of the Western Multiplex board may have given different weight to different factors. The Western Multiplex board considered all of these factors as a whole, and concluded that, on balance, the potential benefits of the merger to Western Multiplex and its stockholders, outweighed the risks.

Recommendation of Western Multiplex's board of directors

   After careful consideration, Western Multiplex's board of directors unanimously determined that the merger is in the best interests of Western Multiplex and its stockholders and has declared the merger advisable. Western Multiplex's board of directors unanimously approved the merger agreement and unanimously recommends that Western Multiplex stockholders vote FOR the issuance of Western Multiplex common stock in the merger.

Opinion of Western Multiplex's financial advisor

   Credit Suisse First Boston has acted as Western Multiplex's financial advisor in connection with the merger. Western Multiplex selected Credit Suisse First Boston based on Credit Suisse First Boston's experience, expertise and reputation. Credit Suisse First Boston is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

   In connection with Credit Suisse First Boston's engagement, Western Multiplex requested that Credit Suisse First Boston evaluate the fairness, from a financial point of view, to Western Multiplex of the exchange ratio provided for in the merger. On November 12, 2000, at a meeting of the Western Multiplex board of directors held to evaluate the merger, Credit Suisse First Boston rendered to the Western Multiplex board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated November 12, 2000, to the effect that, as of that date and based on and subject to the matters described in its opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to Western Multiplex.

   The full text of Credit Suisse First Boston's written opinion, dated November 12, 2000, to the Western Multiplex board of directors, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex D and is incorporated into this document by reference. Holders of Western Multiplex common stock are urged to, and should, read this opinion carefully and in its entirety. Credit Suisse First Boston's opinion is addressed to the Western Multiplex board of directors and relates only to the fairness of the exchange ratio from a financial point of view, does not address any other aspect of the proposed merger or any related transaction and does not constitute a recommendation to any stockholder as to any matter relating to the merger. The summary of Credit Suisse First Boston's opinion in this document is qualified in its entirety by reference to the full text of the opinion.

   In arriving at its opinion, Credit Suisse First Boston reviewed the merger agreement and related documents, as well as publicly available business and financial information relating to Western Multiplex and Adaptive Broadband. Credit Suisse First Boston also reviewed other information relating to Western Multiplex and Adaptive Broadband, including financial forecasts, which Western Multiplex and Adaptive Broadband provided to or discussed with Credit Suisse First Boston, and met with the managements of Western Multiplex and Adaptive Broadband to discuss the businesses and prospects of Western Multiplex and Adaptive Broadband. Credit Suisse First Boston also considered financial and stock market data of Western Multiplex and Adaptive Broadband and compared those data with similar data for other publicly held companies in businesses similar to Western Multiplex and Adaptive Broadband and considered, to the extent publicly available, the financial terms of other business combinations and transactions which in the past have been effected. Credit Suisse First Boston also considered other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant.

   In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the information that was provided to or otherwise reviewed by it and relied on that information being complete and accurate in all material respects. With respect to financial forecasts, Credit Suisse First Boston was advised, and assumed, that the forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of Western Multiplex's and Adaptive Broadband's managements as to the future financial performance of Western Multiplex and Adaptive Broadband. In addition, Credit Suisse First Boston relied on, without independent verification, the assessments of the managements of Western Multiplex and Adaptive Broadband as to the existing and future technology and products of Western Multiplex and Adaptive Broadband and the risks associated with their technology and products, the potential cost savings and synergies, including the amount, timing and achievability of those cost savings and synergies, and strategic benefits anticipated to result from the merger, Western Multiplex's and Adaptive Broadband's ability to integrate the businesses of Western Multiplex and Adaptive Broadband and Western Multiplex's and Adaptive Broadband's ability to retain key employees of Western Multiplex and Adaptive Broadband.

Credit Suisse First Boston also assumed, with the consent of the Western Multiplex board of directors, that the merger would be treated as a tax-free reorganization for federal income tax purposes. In addition, Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Western Multiplex and Adaptive Broadband, nor was Credit Suisse First Boston furnished with any evaluations or appraisals.

   Credit Suisse First Boston's opinion was necessarily based upon information available to it, and financial, economic, market and other conditions as they existed and could be evaluated, on the date of the Credit Suisse First Boston opinion. Credit Suisse First Boston did not express any opinion as to what the value of Western Multiplex common stock actually would be when issued in the merger or the prices at which Western Multiplex common stock would trade at any time. Although Credit Suisse First Boston evaluated the exchange ratio in the merger from a financial point of view, Credit Suisse First Boston was not requested to, and did not, recommend the specific consideration payable in the merger, which consideration was determined between Western Multiplex and Adaptive Broadband. No other limitations were imposed on Credit Suisse First Boston with respect to the investigations made or procedures followed in rendering its opinion.

   In preparing its opinion to the Western Multiplex board of directors, Credit Suisse First Boston performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse First Boston's analyses described below is not a complete description of the analyses underlying Credit Suisse First Boston's opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Credit Suisse First Boston made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

   In its analyses, Credit Suisse First Boston considered industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Western Multiplex and Adaptive Broadband. No company, transaction or business used in Credit Suisse First Boston's analyses as a comparison is identical to Western Multiplex and Adaptive Broadband or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in Credit Suisse First Boston's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Credit Suisse First Boston's analyses and estimates are inherently subject to substantial uncertainty.

   Credit Suisse First Boston's opinion and financial analyses were only one of many factors considered by the Western Multiplex board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of the Western Multiplex board of directors or management with respect to the merger or the exchange ratio.

   The following is a summary of the material financial analyses underlying Credit Suisse First Boston's opinion dated November 12, 2000 delivered to the Western Multiplex board of directors in connection with the merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse First Boston's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse First Boston's financial analyses.

   Pro Forma Impact Analysis. Credit Suisse First Boston analyzed the potential pro forma effect of the merger on Western Multiplex's estimated revenue per share and estimated earnings per share for the estimated calendar year 2001, excluding goodwill, based on research analysts' estimates for Western Multiplex and three scenarios for Adaptive Broadband. The first scenario, the street case, was based on research analysts' estimates. The second scenario, the alternate case, was based on estimates of Western Multiplex's management for Adaptive Broadband. The third scenario, the alternate case with synergies, was based on the alternate case after giving effect to potential synergies anticipated by Western Multiplex's management to result from the merger. Based on a merger exchange ratio of 1.345, this analysis indicated the following accretion/(dilution) to Western Multiplex's estimated revenue per share and estimated earnings per share:

                                              Calendar Year 2001
                                 ---------------------------------------------
                                   Western Multiplex      Western Multiplex
                                   Revenue per Share      Earnings per Share
                                 Accretion / (Dilution) Accretion / (Dilution)
                                 ---------------------- ----------------------
   Street Case..................          22.1%                  11.7 %
   Alternate Case...............           6.2%                 (32.1)%
   Alternate Case with Syner-
    gies........................          20.4%                   4.7 %

   Peer Group Comparison. Credit Suisse First Boston compared financial, operating and stock market data of Western Multiplex and Adaptive Broadband to corresponding data of the following 10 publicly traded companies in the fixed wireless point-to-multipoint and point-to-point communications industries:

                     Fixed Wireless Communication Companies

   Point-to-Multipoint                   Point-to-Point
   -------------------                   --------------
   . Netro Corporation                   .DMC Stratex Networks, Inc.
   . VYYO Inc.                           .P-Com, Inc.
   . BreezeCOM Ltd.                      .Ceragon Networks Ltd.
   . Floware Wireless Systems Ltd.       .Triton Network Systems, Inc.
   . Airspan Networks Inc.
   . Telaxis Communications Corporation

   Credit Suisse First Boston compared fully diluted aggregate values, calculated as fully diluted equity market value, plus debt, less cash, as a multiple of estimated calendar year 2000 and 2001 revenues and stock prices as a multiple of estimated calendar year 2000 and 2001 earnings per share. All multiples were based on closing stock prices on November 8, 2000. Estimated financial data for Western Multiplex, Adaptive Broadband and the selected companies were based on research analysts' estimates. This analysis indicated the following median and mean implied multiples for the selected groups of companies, as compared to the implied multiples for Western Multiplex and Adaptive Broadband:

                                         Aggregate Value as      Price as a
                                            a Multiple of        Multiple of
                                               Revenue            Earnings
                                         ------------------- -------------------
                                         Estimated Estimated Estimated Estimated
                                         Calendar  Calendar  Calendar  Calendar
                                         Year 2000 Year 2001 Year 2000 Year 2001
                                         --------- --------- --------- ---------
   Western Multiplex....................    8.1x     5.0x     127.8x     61.4x
   Adaptive Broadband...................    5.3x     2.1x       NM       35.6x
   Point-to-Multipoint
     Median.............................    5.1x     2.9x      46.6x     30.5x
     Mean...............................    5.9x     3.2x      46.6x    109.8x
   Point-to-Point
     Median.............................    7.7x     3.7x      76.8x     57.4x
     Mean...............................   16.4x     5.5x      76.8x     57.4x

   Credit Suisse First Boston also reviewed fully diluted aggregate values as a multiple of Adaptive Broadband's estimated calendar year 2001 revenue, based on the three scenarios described above under the heading "Pro Forma Impact Analysis," for four of the selected point-to-multipoint companies. Estimated financial data for the selected companies were based on research analysts' estimates. Credit Suisse First Boston then applied the fully diluted aggregate value multiples derived from the four selected companies to corresponding financial data of Adaptive Broadband in order to derive implied per share equity values for Adaptive Broadband under the three scenarios. This analysis indicated the following implied Adaptive Broadband prices per share, as compared to the price for Adaptive Broadband common stock implied by the 1.345 merger exchange ratio of $19.50 per share:

                                                    Calendar 2001
                                      Aggregate Value as a Multiple of Revenue
                                      -----------------------------------------
                                                                 Alternate Case
                                      Street Case Alternate Case with Synergies
                                      ----------- -------------- --------------
   Netro Corporation.................   $22.44        $17.85         $21.88
   BreezeCOM Ltd.....................   $88.50        $68.17         $86.02
   Floware Wireless Systems Ltd......   $34.76        $27.23         $33.84
   Airspan Networks Inc..............   $16.95        $13.66         $16.55

   Contribution Analysis. Credit Suisse First Boston analyzed the relative contributions of Western Multiplex and Adaptive Broadband to, among other things, the estimated revenue and gross profit of the combined company for calendar year 2001, based on research analysts' estimates for Western and the three scenarios described above under the heading "Pro Forma Impact Analysis" for Adaptive Broadband. Credit Suisse First Boston then analyzed the primary and fully diluted pro forma ownership of Adaptive Broadband's stockholders in the combined company implied by Adaptive Broadband's relative contribution. This analysis indicated the following:

                                                             Implied Adaptive
                                                            Broadband Ownership
                                                           ---------------------
                                                           Primary Fully Diluted
                                                           ------- -------------
   Street Case
     Revenue, Calendar Year 2001..........................  58.6%      57.0%
     Gross Profit, Calendar Year 2001.....................  55.8%      54.1%

   Alternate Case
     Revenue, Calendar Year 2001..........................  52.8%      51.1%
     Gross Profit, Calendar Year 2001.....................  49.7%      48.0%

   Alternate Case with Synergies
     Revenue, Calendar Year 2001..........................  58.0%      56.4%
     Gross Profit, Calendar Year 2001.....................  55.5%      53.9%

   Credit Suisse First Boston noted that the pro forma fully diluted ownership of Adaptive Broadband's stockholders in the combined company implied by the exchange ratio was 46.3%.

   Exchange Ratio Analysis. Credit Suisse First Boston reviewed the ratio of the closing price of Adaptive Broadband common stock to the closing price of Western Multiplex common stock on November 8, 2000, referred to as the current market, and the average of this ratio computed over various periods ended November 8, 2000. Credit Suisse First Boston then calculated the pro forma fully diluted ownership of Adaptive Broadband's stockholders in the combined company implied by these ratios and the premium/(discount) of the exchange ratio in the merger to the average exchange ratio over each period. This analysis indicated the following:

                                                               Premium /(Discount)
                                                                    of Merger
                                             Implied Adaptive    Exchange Ratio
                              Average Market  Broadband Fully      to Average
   Period Prior to            Exchange Ratio Diluted Ownership   Market Exchange
   November 8, 2000            Over Period      Percentage      Ratio Over Period
   ------------------------   -------------- ----------------- -------------------
   Current market..........       0.980x           38.3%               37.3 %
   Last 5 trading days.....       1.018x           39.3%               32.1 %
   Last 10 trading days....       1.062x           40.3%               26.6 %
   Last 15 trading days....       1.093x           41.0%               23.1 %
   Last 20 trading days....       1.081x           40.8%               24.4 %
   Last 30 trading days....       1.106x           41.3%               21.6 %
   Last 45 trading days....       1.214x           43.7%               10.8 %
   Last 60 trading days....       1.379x           47.0%               (2.5)%
   Since August 1, 2000....       1.518x           49.4%              (11.4)%

   Transaction Multiples Analysis. Credit Suisse First Boston reviewed the purchase prices and implied transaction multiples paid in the following three publicly announced transactions involving companies in the communications equipment industry:

     Acquiror                          Target
     --------                          ------
     . Cisco Systems, Inc.             Aironet Wireless Communications, Inc.
     . Newbridge Networks Corporation  Stanford Telecommunications, Inc.
     . ADC Telecommunications, Inc.    PairGain Technologies, Inc.

   Credit Suisse First Boston in particular focused on the transaction involving Cisco Systems, Inc. and Aironet Wireless Communications, Inc. and the transaction involving Newbridge Networks Corporation and Stanford Telecommunications, Inc. Credit Suisse First Boston compared aggregate values in the selected transactions as a multiple of Adaptive Broadband's next 12 months revenues and equity values as a multiple of Adaptive Broadband's next 12 months net income. All multiples for the selected transactions were based on information available at the time of the relevant transaction. Estimated financial data for Adaptive Broadband were based on the three scenarios described above under the heading "Pro Forma Impact Analysis" and estimated financial data for the selected transactions were based on research analysts' estimates. Credit Suisse First Boston then compared the results of this analysis to corresponding data for Adaptive Broadband based on the exchange ratio in the merger and closing stock prices for Western common stock on November 8, 2000. The results of this analysis are as follows:

                         Aggregate Value as a Multiple      Equity Value as a Multiple of
                         of Next Twelve Months Revenue      Next Twelve Months Net Income
                         ---------------------------------  --------------------------------
                                                Alternate                         Alternate
                         Street     Alternate   Case with   Street    Alternate   Case with
                          Case         Case     Synergies    Case        Case     Synergies
                         ---------  ----------  ----------  --------- ----------  ----------
Western Multiplex
 November 8, 2000
 Closing Price.........       3.1x         4.1x        3.2x     49.4x         NM       56.4x
Cisco Systems,
 Inc./Aironet Wireless
 Communications,
 Inc. .................      13.7x        13.7x       13.7x     48.4x      48.4x       48.4x
Newbridge Networks
 Corporation/Stanford
 Telecommunications,
 Inc. .................       1.8x         1.8x        1.8x     31.6x      31.6x       31.6x
ADC Telecommunications,
 Inc./PairGain
 Technologies, Inc. ...       5.1x         5.1x        5.1x    851.6x     851.6x      851.6x

   Other Factors. In the course of preparing its opinion, Credit Suisse First Boston also reviewed and considered other information and data, including:

  . the potential effects of the business combination on the implied value per share of Western Multiplex common stock on a stand-alone and pro forma basis, both before and after giving effect to various levels of potential synergies anticipated to result from the merger, assuming the merger is completed;

  . the mean and median premiums of the exchange ratio in each transaction to the ratio of the stock prices for acquirors and targets in 144 precedent merger transactions over various periods prior to the announcement of the transaction;

  . premiums paid in 23 selected merger transactions involving companies in the communications equipment industry, as compared to the premium implied for Adaptive Broadband by the exchange ratio in the merger; and

  . selected research analysts' reports for Adaptive Broadband and Western
    Multiplex, including earnings per share estimates of those analysts.

   Miscellaneous. Western Multiplex has agreed to pay Credit Suisse First Boston for its financial advisory services customary fees based on the aggregate value of the merger. Western Multiplex also has agreed to reimburse Credit Suisse First Boston for its out-of-pocket expenses, including fees and expenses of legal counsel and any other advisor retained by Credit Suisse First Boston, and to indemnify Credit Suisse First Boston and related parties against liabilities, including liabilities under the federal securities laws, arising out of its engagement.

   Credit Suisse First Boston and its affiliates have in the past provided financial services to an affiliate of Western Multiplex unrelated to the proposed merger, for which services Credit Suisse First Boston and its affiliates have received compensation. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of Western Multiplex and Adaptive Broadband for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in those securities.

Adaptive Broadband's reasons for the merger

   In unanimously approving the merger agreement and in recommending that Adaptive Broadband's stockholders approve the merger, the Adaptive Broadband board consulted with Adaptive Broadband's management, as well as its financial and legal advisors, and considered a number of factors. The material factors considered by the Adaptive Broadband Board in reaching the foregoing conclusion are described below.

  . The reasons described under the section entitled "--Joint reasons for the merger" beginning on page 43.

  . The ability to quickly respond to customer requests for an integrated system including both point-to-point and point-to-multipoint products.

  . The accelerated development of sales channels. For example, Adaptive
    Broadband, which currently uses one value added reseller, may be able to sell its products through the approximately 120 value added resellers currently used by Western Multiplex. Adaptive Broadband's management estimates that establishing such channels as a stand-alone entity could take significantly longer than through the proposed business combination.

  . The opportunity to expand the worldwide sales and support organization for the AB-Access products, opening new market opportunities such as in the enterprise/campus market. Adaptive Broadband's management estimates that it could take nine to 12 months to establish a presence in the enterprise/campus market on its own.

  . The strengthening of the management team that will result from the combination. Western Multiplex brings experience and expertise in sales and marketing, product development, technology, business development and consolidation.

  . The opportunity to leverage Western Multiplex's research and development, engineering and technical capabilities to facilitate faster product introduction, accelerated cost reduction and additional development of product features. The combination of the two companies' technical expertise may enable the combined entity to respond more quickly to technological change and evolving standards.

  . Based on the exchange ratio and the closing price of Western Multiplex's common stock on November 10, 2000 (the last trading day prior to the public announcement of the merger), the holders of Adaptive Broadband common stock would receive a premium over the closing price of Adaptive Broadband common stock on November 10, 2000.

  . The benefits of becoming a wholly owned subsidiary of Western Multiplex, including giving Adaptive Broadband access to the greater financial, development, personnel and other resources of a larger consolidated organization that should enable it to more effectively address the broadband wireless equipment market.

  . Information concerning the historical financial performance, business operations, and financial condition and prospects of Western Multiplex. In addition, Adaptive Broadband's board met with Western Multiplex's management and discussed, among other topics, Western Multiplex's view of the business strategy and prospects for the combined entity.

  . The financial condition, results of operations and business of Adaptive
    Broadband, on both a historical and prospective basis, as well as current industry, economic, and market conditions. In particular, the Adaptive Broadband Board considered management's view that significant consolidation would occur in the industry and its view that Adaptive Broadband should merge with another entity to gain critical mass in order to maintain its position as a leading source for broadband wireless equipment.

  . The financial terms of the merger, including the proposed structure as a tax-free reorganization, and the exchange ratio.

  . The financial presentation and opinion of Dain Rauscher Wessels rendered to the Adaptive Broadband Board at its November 10, 2000 meeting to the effect that as of the date of such opinion and based upon and subject to certain matters stated therein, the exchange ratio was fair, from a financial point of view, to the holders of Adaptive Broadband common stock.

  . Current industry and financial market conditions and historical market prices, volatility and trading information with respect to Western Multiplex and Adaptive Broadband common stock.

  . The terms of the merger agreement relating to Adaptive Broadband's right to consider and negotiate other strategic transaction proposals and termination fees as well as the stock option agreement.

  . The terms of the merger agreement relating to the ability of either party to terminate the merger agreement if Western Multiplex's stock price is below certain levels.

  . The accounting treatment of the transaction as purchase transaction, including the negative effect on future earnings per share that will result from amortizing goodwill and other intangibles that will be recorded on the financial statements of Western Multiplex.

  . The fact that WMC Holding LLC has agreed to vote its shares in favor of the issuance of shares in connection with the merger.

   .The expected tax-free treatment of the merger for U.S. federal income tax purposes.


   The Adaptive Broadband board of directors also considered potential negative factors relating to the merger, including:

  . The risk that, because the exchange ratio under the merger agreement will not be adjusted for changes in the market price of Western Multiplex common stock, the per share value of the consideration to be received by Adaptive Broadband stockholders might be significantly less than the per share value implied by the exchange ratio immediately prior to the announcement of the merger;

  . the risks that the benefits sought in the merger would not be fully achieved;

  . the risk that the merger would not be consummated;

  . the effect of the announcement of the merger on Adaptive Broadband's sales and operating results and its ability to attract and retain key engineering and sales personnel;

  . the impact of the loss of Adaptive Broadband's status as an independent company on its stockholders and employees; and

  . other risks described above under "Risk Factors" beginning on page 19.

   The foregoing discussion of the items that the Adaptive Broadband board considered is not intended to be exhaustive, but includes all material items that the Adaptive Broadband board considered. In view of the complexity and wide variety of factors, both positive and negative, that the Adaptive Broadband board considered, the Adaptive Broadband board did not find it practical to quantify, rank or otherwise weight the factors considered. In considering the various factors, individual members of the Adaptive Broadband board considered all of these factors as a whole and concluded that, on balance, the benefits of the merger to Adaptive Broadband and its stockholders outweighed the negative factors.

Recommendation of Adaptive Broadband's board of directors

   After careful consideration, Adaptive Broadband's board of directors unanimously determined the merger to be in the best interests of Adaptive Broadband and its stockholders and has declared the merger advisable. Adaptive Broadband's board unanimously approved the merger agreement and unanimously recommends that Adaptive Broadband's stockholders vote FOR adoption of the merger agreement.

   In considering the recommendation of Adaptive Broadband's board of directors relating to the merger agreement and the merger, Adaptive Broadband stockholders should be aware that some of its directors and officers have interests in the merger that are different from, or are in addition to, the interests of Adaptive Broadband stockholders generally. Please see the section entitled "--Interests of Certain Directors, Officers and Affiliates in the Merger" below for additional information regarding these interests.

Opinion of Adaptive Broadband's financial advisor

   Pursuant to an engagement letter dated September 25, 2000, Adaptive Broadband retained Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, to act as financial advisor to Adaptive Broadband and to furnish to Adaptive Broadband an opinion as to the fairness, from a financial point of view, of the exchange ratio provided for in the merger.

   On November 10, 2000, Dain Rauscher Wessels rendered its oral opinion to Adaptive Broadband's board of directors (subsequently confirmed in writing on November 12, 2000) that, as of such date and based on the procedures followed, factors considered and assumptions made by Dain Rauscher Wessels and certain other limitations, the exchange ratio was fair to the holders of Adaptive Broadband common stock, from a financial point of view. A copy of Dain Rauscher Wessels' written opinion is attached as Annex E to this document. Adaptive Broadband stockholders are urged to read the Dain Rauscher Wessels opinion in its entirety. This summary of the opinion is qualified in its entirety by reference to the full text of Dain Rauscher Wessels' opinion.

   Dain Rauscher Wessels' opinion applies only to the fairness to the holders of the common stock of Adaptive Broadband, from a financial point of view, of the exchange ratio. Dain Rauscher Wessels' opinion was provided for the information and assistance of Adaptive Broadband's board of directors in connection with its consideration of the business combination. Dain Rauscher Wessels' opinion does not address the merits underlying the decision by Adaptive Broadband to engage in the transaction or the relative merits of the transaction compared to any alternative business strategy or transaction in which Adaptive Broadband might engage. Dain Rauscher Wessels was not authorized to solicit, and did not solicit other potential parties with respect to a business combination with Adaptive Broadband. Dain Rauscher Wessels' opinion addresses solely the fairness of the exchange ratio, and does not address any other terms or agreements relating to the Merger. Further, Dain Rauscher Wessels does not express any opinions to the price at which Adaptive Broadband common stock or Western Multiplex common stock has traded or may trade at any time in the future. The opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the business combination.

   In rendering its opinion, Dain Rauscher Wessels assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided by Adaptive Broadband and Western Multiplex (including, without limitation, the financial statements and related notes of Adaptive Broadband and Western Multiplex). Dain Rauscher Wessels did not assume responsibility for independently verifying and did not independently verify this information. With respect to the data and discussions relating to the business prospects and financial outlook of Adaptive Broadband and Western Multiplex, upon advice of Adaptive Broadband and Western Multiplex, Dain Rauscher Wessels assumed that such data was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Adaptive Broadband and Western Multiplex as to the future financial performance of Adaptive Broadband and Western Multiplex and that Adaptive Broadband and Western Multiplex will perform substantially in accordance with such financial data and estimates. Dain Rauscher Wessels expressed no opinion as to such financial data and estimates or the assumptions on which they were based.

   Additionally, Dain Rauscher Wessels was not asked to and did not consider the possible effects of any litigation or other legal claims. Dain Rauscher Wessels did not assume responsibility for and did not perform any independent evaluation or appraisal of any of the respective assets or liabilities of Adaptive Broadband or Western Multiplex, nor was Dain Rauscher Wessels furnished with any evaluations or appraisals. Dain Rauscher Wessels did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of Adaptive Broadband or Western Multiplex. Dain Rauscher Wessels assumed that the business combination will be treated as a purchase under generally accepted accounting principles and as a reorganization for U.S. federal income tax purposes. Dain Rauscher Wessels' opinion was based on the economic, market and other conditions as they existed and the information supplied to Dain Rauscher Wessels as of the date of its opinion. Events occurring after the date of Dain Rauscher Wessels' opinion may materially affect the assumptions used in preparing the opinion, and Dain Rauscher Wessels assumed no obligation to update, revise or reaffirm its opinion.

   In arriving at its opinion, Dain Rauscher Wessels:

  . reviewed the financial terms of the merger agreement;

  . reviewed and analyzed certain publicly available financial and other data with respect to Adaptive Broadband and Western Multiplex and certain other historical relevant operating data relating to Adaptive Broadband and Western Multiplex made available to it from published sources and from the internal records of Adaptive Broadband and Western Multiplex;

  . conducted discussions with members of the senior management of Adaptive
    Broadband with respect to the business prospects and financial outlook of Adaptive Broadband and the combined company;

  . conducted discussions with members of the senior management of Western
    Multiplex with respect to the business prospects and financial outlook of Western Multiplex and the combined company;

  . reviewed the reported prices and trading activity for Adaptive Broadband common stock and Western Multiplex common stock;

  . compared the premium implied by the exchange ratio with the premiums paid in selected precedent transactions deemed comparable;

  . compared each company's relative contribution to various income statement parameters with their pro-forma ownership in the combined company;

  . analyzed the pro forma earnings per share for the combined company;

  . compared the financial performance of Adaptive Broadband and the prices of Adaptive Broadband common stock with that of certain other comparable publicly traded companies and their securities; and

  . reviewed the financial terms, to the extent publicly available, of selected precedent transactions.

   In addition, except as noted below, Dain Rauscher Wessels conducted such other analyses and examinations and considered such other financial, economic and market criteria as Dain Rauscher Wessels deemed necessary in arriving at its opinion. Dain Rauscher Wessels was not provided with long-term projections by Adaptive Broadband and, thus, Dain Rauscher Wessels did not prepare a discounted cash flow analysis for purposes of its opinion.

   The following is a summary of the financial analyses performed and other information deemed material by Dain Rauscher Wessels in connection with the delivery of its opinion. These summaries of financial analyses include information presented in tabular format. In order to fully understand the summary of the financial analyses used by Dain Rauscher Wessels, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analysis.

   Implied Consideration. Giving effect to the exchange ratio, resulting implied value of Western Multiplex consideration of $17.15 per share of Adaptive Broadband common stock (based on the closing trading price for Western Multiplex common stock on November 10, 2000 of $12.75) and the outstanding Adaptive Broadband common stock on a fully diluted basis, Dain Rauscher Wessels calculated the aggregate implied value of the stock consideration payable in the transaction for Adaptive Broadband common stock on a fully diluted basis to be approximately $720 million.

   Exchange Ratio Analysis. Dain Rauscher Wessels presented a graph illustrating the relative ratio at which the common stock of Adaptive Broadband and Western Multiplex traded since Western Multiplex's initial public offering on August 2, 2000. Dain Rauscher Wessels noted that the 30 day average ratio of trading prices was 1.088, the 10 day average ratio of trading prices was 1.038 and the most recent ratio was 1.005. The ratios were computed ending with November 10, 2000 trading information.

   Comparable Company Analysis. Dain Rauscher Wessels compared Adaptive Broadband's financial information and valuation ratios with those of Western Multiplex and a group of publicly traded companies that operate in the broadband wireless access industry that Dain Rauscher Wessels deemed for purposes of its analysis to be comparable to Adaptive Broadband. In this analysis, Dain Rauscher Wessels compared the enterprise value of Adaptive Broadband implied by the exchange ratio expressed as a multiple of projected revenue for calendar years 2000 and 2001, to the range, mean and median multiples of enterprise values of comparable companies implied by the public trading price of their common stock, expressed as a multiple of the same operating data, as well as to multiples for Western Multiplex. Enterprise value is defined as market capitalization, or implied transaction equity value, plus debt less cash and cash equivalents.

   Dain Rauscher Wessels also compared the price to 2000 and 2001 earnings ratio of Adaptive Broadband implied by the exchange ratio to the range, mean and median price to 2000 and 2001 earnings ratios for the same comparable companies and to the ratios for Western Multiplex. Multiples of future revenue and earnings per share were based on publicly available projected revenue and earnings per share estimates. The comparable companies used by Dain Rauscher Wessels in this analysis were: Airspan Networks Inc.; BreezeCOM Ltd.; Ceragon Networks Ltd.; DMC Stratex Networks, Inc.; ECI Telecom Ltd.; Floware Wireless Systems Ltd.; Netro Corporation; P-Com, Inc.; Proxim, Inc.; and Triton Network Systems, Inc.

   The following table presents, as of November 10, 2000, Adaptive Broadband's implied enterprise value to 2000 and 2001 revenue and price to 2000 and 2001 earnings multiples and the range, mean and median enterprise value to 2000 and 2001 revenue and price to 2000 and 2001 earnings multiples for the aforementioned comparable companies and for Western Multiplex:

                           Comparable Companies    Adaptive Broadband
                         ------------------------- (as implied by the  Western
                          Low   High  Mean  Median   Exchange Ratio)  Multiplex
                         ----- ------ ----- ------ ------------------ ---------
Enterprise value as a
 ratio of:
  Projected calendar
   year 2000 revenue....  1.6x  11.7x  5.2x  4.6x         7.1x           7.0x
  Projected calendar
   year 2001 revenue....  1.3x   4.9x  2.7x  2.5x         2.8x           4.3x
Price as a ratio of:
  Project 2000 Earnings
   per Share............ 22.0x 111.5x 58.0x 49.2x           NM         111.7x
  Project 2001 Earnings
   per Share............ 18.1x  71.5x 37.2x 31.2x        42.9x          54.1x

   Dain Rauscher Wessels also presented selected stock market price and volume distribution data and illustrated the relative stock performance of Adaptive Broadband against the comparable companies described above, the NASDAQ Composite Index and Western Multiplex.

   Precedent Transaction Analysis. Dain Rauscher Wessels compared transaction value to revenue multiples relating to the proposed combination of Adaptive Broadband and Western Multiplex with transaction value to revenue multiples paid in selected business combination and acquisition transactions since 1998 involving companies in the communication technology industry. For the purpose of calculating multiples, revenue values were taken as the actual or estimated revenue of the target companies in the last twelve months prior to the announcement of the transaction, or LTM revenue. Financial data regarding the precedent transactions was taken from SEC filings, press releases and Dain Rauscher Wessels estimates.

   The following table presents the transaction value to revenue multiple for Adaptive Broadband and the low, high, mean and median for the selected comparable transactions:

                                                 Comparable          Proposed
                                                Transactions         Adaptive
                                            -----------------------  Broadband
                                            Low  High  Mean  Median Transaction
                                            ---  ----  ----  ------ -----------
Proposed transaction value at announcement
 as a ratio of LTM Revenues:                1.6x 15.0x 4.8x   3.3x     13.9x

   Relative Contribution Analysis. Dain Rauscher Wessels analyzed the relative contribution of each of Adaptive Broadband and Western Multiplex in calendar years 2000 and 2001 in terms of various income statement categories relative to the pro forma combined financial statements where the two stand-alone companies were combined assuming no synergies. Dain Rauscher Wessels compared the relative contributions to the pro forma ownership percentage of Adaptive Broadband and Western Multiplex security holders in the pro forma post-business combination combined company based on the fully diluted, calculated using the Treasury Stock Method of accounting, ownership of the combined entity on an equity and enterprise value basis. Dain Rauscher Wessels observed that, based upon the exchange ratio set forth in the merger agreement, the relative ownership of the combined company by Adaptive Broadband and Western Multiplex security holders, on a fully diluted Treasury Stock Method basis, would be 46.3% and 53.7%, respectively, at the close of the business combination. Dain Rauscher Wessels also noted that the implied Adaptive Broadband and Western Multiplex pro forma ownership, on an enterprise value basis, would be 44.7% and 55.3%, respectively. The following is a summary of this analysis:

                                        Projected Calendar     Projected Calendar
                                           Year 2000(1)           Year 2001(1)
                                        --------------------   -------------------
                                        Adaptive    Western    Adaptive   Western
                                        Broadband  Multiplex   Broadband Multiplex
                                        ---------  ---------   --------- ---------
Revenue................................   44.4%      55.6%       55.6%     44.4%
Gross Profit...........................   29.1%      70.9%       52.3%     47.7%
Operating Income.......................     NM(2)    >100%(2)    41.0%     59.0%
Net Income.............................     NM(2)    >100%(2)    44.2%     55.8%

--------
(1) Based on published research analyst estimates.

(2) Adaptive Broadband is anticipated to incur losses in 2000.

   Premiums Paid Analysis. Dain Rauscher Wessels compared the implied premium payable to holders of Adaptive Broadband common stock based on the exchange ratio to the announced premiums in selected public-to-public, stock-for-stock transactions announced since January 1, 1998. The selected transactions comprised three groups: (i) technology industry transactions, (ii) communications technology industry transactions, and (iii) transactions where the target's common shareholders would own greater than 40% of the combined entity and the board representation in the combined entity from target and acquirer would differ by more than two board seats. In this analysis, Dain Rauscher Wessels assumed an announcement date of November 13, 2000 for the proposed combination of Adaptive Broadband and Western Multiplex. Dain Rauscher Wessels compared price at announcement implied by the exchange ratio to price one day, one week and one month prior to announcement for Adaptive Broadband and price at announcement implied by the exchange ratio to price for the same periods for the targets in the selected transactions. Dain Rauscher Wessels observed that the one day, one week and one month implied premiums paid to Adaptive Broadband were 34%, 22% and 8%, respectively. The following table summarizes this analysis:

                             Announcement Price vs. Price at Period
                                      Prior to Announcement
                            -------------------------------------------------
                               One Day         One Week         One Month
                            ---------------  ---------------  ---------------
                            Mean    Median   Mean    Median   Mean    Median
                            ------  -------  ------  -------  ------  -------
Technology Transactions....   34.8%    29.1%   43.7%    35.4%   58.0%    49.1%
Communications Technology
 Transactions..............   28.8%    25.3%   40.7%    36.6%   55.9%    58.3%
Transactions Where Target
 Owns Over 40% of
 New Entity................   20.5%    21.1%   27.3%    29.3%   34.6%    33.3%

   Analysis of Western Multiplex. Dain Rauscher Wessels reviewed general background information concerning Western Multiplex, including recent financial and operating results and outlook, recommendations of securities analysts, the price performance of Western Multiplex common stock since its initial public offering on August 2, 2000 to the NASDAQ Composite Index, and the comparable company group described above, and the stock price and volume over selected periods. Dain Rauscher Wessels noted that because Western Multiplex is a recent public company, it has a trading volume and float in the public markets that could result in increased price volatility.

   Merger Analysis. Dain Rauscher Wessels analyzed the pro forma impact of the transaction on the projected earnings per share of the combined company for fiscal 2001 using published research analyst estimates for Adaptive Broadband and Western Multiplex and Adaptive Broadband management estimates for potential synergies for the combined company. Dain Rauscher Wessels noted that an analysis of earnings, excluding the impact of goodwill amortization and one-time transaction related costs, was most relevant for examining the financial impact of the transaction. Excluding goodwill amortization and one-time transaction-related costs, but including Adaptive Broadband management estimates of synergies, Dain Rauscher Wessels estimated that the impact of the transaction on the combined company's earnings per share would be non-dilutive for fiscal 2001.

   The preparation of a fairness opinion is a complex process that involves the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial consideration of the analyses or summary description. Dain Rauscher Wessels believes that its analyses must be considered as a whole and that selecting portions of the analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete or misleading view of the processes underlying its opinion. In arriving at its fairness determination, Dain Rauscher Wessels considered the results of all of its analyses as well as qualitative factors, including the enhanced competitive position of the combined company from a broader suite of products, the management team of Western Multiplex, and the greater size and critical mass of the combined company. In view of the wide variety of factors considered in connection with its evaluation of the fairness of the merger consideration from a financial point of view, Dain Rauscher Wessels did not find it practicable to assign relative weights to the factors considered in reaching its opinion.

   No single company or transaction used in the above analyses as a comparison is identical to Adaptive Broadband or Western Multiplex or the proposed business combination. The analyses were prepared solely for purposes of Dain Rauscher Wessels providing an opinion as to the fairness to Adaptive Broadband and its stockholders of the business combination consideration and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty.

   In connection with its analyses, Dain Rauscher Wessels made, and was provided by Adaptive Broadband's management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Adaptive Broadband's or Western Multiplex's control. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Adaptive Broadband, Western Multiplex or their advisors, none of Adaptive Broadband, Dain Rauscher Wessels or any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

   Dain Rauscher Wessels is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with business combinations and acquisitions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Dain Rauscher Wessels regularly publishes research reports regarding the broadband wireless industry and the businesses and securities of publicly owned companies in that industry. In the ordinary course of business, Dain Rauscher Wessels and its affiliates may actively trade securities of Adaptive Broadband for their own account or the account of their customers and, accordingly, may from time to time hold a long or short position in those securities. Adaptive Broadband selected Dain Rauscher Wessels to render its opinion based on Dain Rauscher Wessels' knowledge of the communications industry and its experience in business combinations and acquisitions and in securities valuation generally.

   Pursuant to an engagement letter, Adaptive Broadband paid Dain Rauscher Wessels a nonrefundable fee of $750,000 upon the rendering of its opinion. Payment of this fee to Dain Rauscher Wessels was not contingent upon the closing of the business combination. For investment banking and financial advisory services, Adaptive Broadband has also agreed to pay Dain Rauscher Wessels a transaction fee of 0.5% of the total consideration paid in the proposed business combination, against which the opinion fee would be credited. The transaction fee is contingent upon the closing of the business combination before September 25, 2001. The contingent nature of the transaction fee may have created a potential conflict of interest in that Adaptive Broadband would be unlikely to consummate the merger unless it had received the opinion of Dain Rauscher Wessels. Whether or not the transaction closes, Adaptive Broadband has agreed to reimburse Dain Rauscher Wessels for its reasonable out-of-pocket expenses and to indemnify Dain Rauscher Wessels against liabilities incurred. These include liabilities under the federal securities laws in connection with the engagement of Dain Rauscher Wessels by Adaptive Broadband's board of directors. The terms of the engagement letter, which Adaptive Broadband believes are customary for transactions of this nature, were negotiated at arms'-length between Adaptive Broadband and Dain Rauscher Wessels, and the Adaptive Broadband board of directors was aware of this fee arrangement at the time of its approval of the merger agreement.

Material United States Federal Income Tax Consequences of the Merger

   The following summary discusses the material United States federal income tax consequences of the merger to U.S. holders of Adaptive Broadband stock. This discussion does not address any tax consequences arising under the laws of any state, locality or foreign jurisdiction. Nor does this discussion address tax consequences of transactions effectuated before, after or as of the same time as the merger, whether or not they are in connection with the merger. This discussion is not a comprehensive summary of all of the tax consequences that may be relevant to you. For example, while we have addressed the tax consequences that arise from rules that are expected to apply generally to holders of Adaptive Broadband stock, we have not addressed the tax consequences to certain classes of taxpayers. We have also not discussed tax consequences that we assume to be generally known by investors. This discussion is based upon the Internal Revenue Code, the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect on the date of this prospectus. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

   This discussion assumes that you hold your shares of Adaptive Broadband common stock as a capital asset and does not address the tax consequences that may be relevant to you in light of your particular circumstances. In addition, it does not present a summary of the United States federal income tax laws applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

  . a financial institution;

  . a tax-exempt organization;

  . an S corporation or other pass-through entity;

  . an insurance company;

  . a mutual fund;

  . a dealer in securities or foreign currencies;

  . a trader in securities that elects the mark-to-market method of accounting for your securities;

  . an Adaptive Broadband stockholder whose shares are qualified small business stock for purposes of Section 1202 of the Internal Revenue Code or who may otherwise be subject to the alternative minimum tax provisions of the Internal Revenue Code;

  . an Adaptive Broadband stockholder who received your Adaptive Broadband common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

  . an Adaptive Broadband stockholder that receives Western Multiplex common stock for services rendered;

  . a person that has a functional currency other than the U.S. dollar;

  . a holder of options granted under any Adaptive Broadband benefit plan; or

  . an Adaptive Broadband stockholder who holds Adaptive Broadband common stock as part of a hedge against currency risk, straddle or a constructive sale or conversion transaction.

   It is a condition to the merger that each of Western Multiplex and Adaptive Broadband receive an opinion from its tax counsel that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The opinions will be based on customary assumptions and factual representations contained in updated representation letters provided by Western Multiplex and Adaptive Broadband, all of which must continue to be true and accurate in all material respects as of the effective time and will assume that the merger will be completed according to the terms of the merger agreement.

   Subject to these assumptions and factual representations contained in representation letters provided by Western Multiplex and Adaptive Broadband, all of which must continue to be true and accurate in all material respects as of the effective time, it is the opinion of Simpson Thacher & Bartlett and Cooley Godward LLP that:

  . the merger will be dated as a reorganization within the meaning of
    Section 368(a) of the Internal Revenue Code;

  . you will not recognize gain or loss when you exchange your Adaptive
    Broadband common stock solely for Western Multiplex common stock;

  . you will recognize capital gain or loss on any cash received in lieu of a fractional share of Western Multiplex common stock equal to the difference between the amount of cash received and the basis allocated to such fractional share; the gain or loss will constitute long-term capital gain or loss if the U.S. holder's holding period in Adaptive Broadband common stock surrendered in the merger is greater than 12 months as of the date of the merger; for non-corporate U.S. holders, this long-term capital gain generally will be subject to tax at a maximum U.S. federal income tax rate of 20%; the deductibility of capital losses is subject to limitations;

  . the aggregate tax basis of Western Multiplex common stock you receive will be the same as the aggregate tax basis of the Adaptive Broadband common stock you surrender in exchange, decreased by the tax basis allocated to any fractional share interest with respect to which the U.S. holder receives cash;

  . the holding period of Western Multiplex common stock you receive will include the holding period of shares of Adaptive Broadband common stock you surrender in the exchange; and

  . you will be required to retain records and file with your United States federal income tax return a statement setting forth facts relating to the merger.

   Western Multiplex and Adaptive Broadband have not and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described below.

   Backup Withholding. If you are a noncorporate holder of Adaptive Broadband common stock you may be subject to backup withholding at a 31% rate on any cash payments received in lieu of a fractional share interest in Western Multiplex common stock. You will not be subject to backup withholding, however, if you:

  . furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to you following the completion of the merger;

  . provide a certification of foreign status on Form W-8 or a successor form; or

  . are otherwise exempt from backup withholding.

   Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your United States federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

   This summary does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, the summary does not address any non-income tax or any foreign, state or local tax consequences of the merger. The summary does not address the tax consequences of any transaction other than the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. We encourage you to consult your own tax advisors regarding the specific tax consequences of the merger, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws.

Exchange of Adaptive Broadband stock certificates for Western Multiplex stock certificates

   When the merger is completed, Western Multiplex's exchange agent will mail to Adaptive Broadband stockholders a letter of transmittal and instructions for use in surrendering Adaptive Broadband common stock certificates in exchange for Western Multiplex stock certificates. When Adaptive Broadband stockholders deliver their Adaptive Broadband common stock certificates to the exchange agent along with an executed letter of transmittal and any other required documents, the Adaptive Broadband common stock certificates will be canceled and holders of Adaptive Broadband stock common certificates will receive the number of shares of Western Multiplex common stock and any cash payment in lieu of fractional shares that they are entitled to receive under the merger agreement.

   Holders of Adaptive Broadband common stock certificates should not submit their stock certificates for exchange until they receive the transmittal instructions and a letter of transmittal from the exchange agent.

No dividends

   Until they have exchanged their certificates for Western Multiplex stock certificates, Adaptive Broadband stockholders are not entitled to receive any dividends or other distributions on Western Multiplex common stock.

   Subject to applicable laws, promptly following the surrender of Adaptive Broadband common stock certificates, Adaptive Broadband stockholders will be paid the amount of any dividends or other distributions declared on shares of Western Multiplex common stock held of record after the effective date of the merger, without interest.

   Western Multiplex will only issue Western Multiplex stock certificates or checks in lieu of fractional shares to the person in whose name the surrendered Adaptive Broadband common stock certificate is registered. If Adaptive Broadband stockholders wish to have their certificates issued in the name of a transferee that has not been recorded in the transfer records of Adaptive Broadband, they must present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that any applicable stock transfer taxes have been paid.

Regulatory matters; HSR Act and antitrust

   The merger is subject to the requirements of the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated under that act by the Federal Trade Commission, which prevent some transactions from being completed until required information and materials are furnished to the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission and the waiting periods end or expire. On November 20, 2000, we filed the requisite Pre-Merger Notification and Report Forms with the U.S. Federal Trade Commission and the U.S. Department of Justice. The Antitrust Division of the Department of Justice, the Federal Trade Commission and others may challenge the merger on antitrust grounds either before or after expiration of the applicable waiting periods. Accordingly, at any time before or after the completion of the merger, the Antitrust Division of the Department of Justice, the Federal Trade Commission or others could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the merger or permitting completion subject to regulatory concessions or conditions. We cannot assure you that a challenge to the merger will not be made or that, if a challenge is made, it will not prevail.

Accounting treatment

   The merger will be accounted for as a "purchase" transaction for accounting and financial reporting purposes, in accordance with accounting principles generally accepted in the United States. After the merger, the results of operations of Adaptive Broadband will be included in the consolidated financial statements of Western Multiplex. The purchase price will be allocated based on the fair values of the assets acquired and the liabilities assumed. Any excess of cost over fair value of the net tangible assets of Adaptive Broadband acquired will be recorded as goodwill and other intangible assets and will be amortized by charges to operations under U.S. generally accepted accounting principles. These allocations will be made based upon valuations and other studies that have not yet been finalized.

Restrictions on sales of shares by affiliates

   The shares of Western Multiplex common stock to be issued in the merger will be registered under the Securities Act. These shares will be freely transferable under the Securities Act, except for shares of Western Multiplex common stock issued to any person who is an affiliate of Adaptive Broadband. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with Adaptive Broadband and may include some of their respective officers and directors, as well as their respective principal stockholders. Affiliates may not sell their shares of Western Multiplex common stock acquired in the merger except pursuant to (i) an effective registration statement under the Securities Act covering the resale of those shares, (ii) an exemption under paragraph (d) of Rule 145 under the Securities Act or (iii) any other applicable exemption under the Securities Act.

   As an inducement to Western Multiplex to enter into the merger agreement, Adaptive Broadband has agreed to use its reasonable best efforts to cause its affiliates to execute affiliate agreements not less than

30 days prior to the closing of the merger. Pursuant to these affiliate agreements, Western Multiplex will be entitled to place appropriate legends on the certificates evidencing any Western Multiplex common stock to be received by these persons, or entities, and to issue stop transfer instructions to the transfer agent for the Western Multiplex common stock received by the affiliates. Further, these individuals have also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act on shares of Western Multiplex common stock to be received by them in the merger.

Interests of certain directors, officers and affiliates in the merger

   When considering the recommendation of Adaptive Broadband's board of directors, you should be aware that certain of Adaptive Broadband's directors, officers and stockholders have interests in the merger that are different from, or are in addition to, yours. These interests include options held by various executive officers and directors and the acceleration of those options immediately prior to the completion of the merger, the post-merger membership of two current Adaptive Broadband directors on the board of directors of Western Multiplex, and the indemnification of directors and officers of Adaptive Broadband against certain liabilities both before and after the merger.

   Adaptive Broadband and Western Multiplex have agreed that Adaptive Broadband shall be entitled to designate two individuals to the combined company's board of directors.

   Adaptive Broadband and Western Multiplex have agreed that Daniel L. Scharre, Adaptive Broadband's president and chief operating officer, will be president and chief operating officer of the combined company and that Donna S. Birks, Adaptive Broadband's executive vice president and chief financial officer, will be executive vice president and chief financial officer of the combined company. Ms. Birks' service will continue until the earlier of July 31, 2001 or the hiring of a new executive vice president and chief financial officer.

Employment arrangements

   Frederick D. Lawrence. Mr. Lawrence currently has an employment letter agreement with Adaptive Broadband, under which Mr. Lawrence will be entitled to certain payments and benefits upon the occurrence of the merger including without limitation, (i) the forgiveness by Adaptive Broadband of the balance of any outstanding loans made by Adaptive Broadband to Mr. Lawrence (including a loan in the amount of $150,000), (ii) the payment of a bonus equal to the amount of ordinary state and federal income taxes payable by Mr. Lawrence in respect of the income he recognizes as a result of the forgiveness of the loans and (iii) upon the termination of his employment with Adaptive Broadband, the payment of three years of his initial base salary (for a total amount equal to $1,350,000), to be paid in equal installments over three years.

   In connection with the merger, Western Multiplex has entered into an agreement with Mr. Lawrence, under which, effective as of the date of the merger, Mr. Lawrence will resign from all positions with Adaptive Broadband that he currently holds. Under the Lawrence agreement, Mr. Lawrence will serve as an active member of the board of directors of Western Multiplex after the Merger, and at such time as he ceases to be an active member of the board of directors, he will be appointed, for life, as a director emeritus of the board. Under the Lawrence agreement, Mr. Lawrence will receive his payments and benefits provided for under the letter agreement, as described in the previous paragraph. In addition, any options to purchase the common stock of Adaptive Broadband (which shall be converted into options to purchase common stock of Western Multiplex) that are not already vested as of the date of the merger, will become fully vested and all such options shall remain outstanding and exercisable for a period of ten years from the date the options were originally issued, regardless of any other provision contained in any agreement evidencing the grant of the options. Mr. Lawrence will also receive continued medical and dental benefits, which are substantially similar to those benefits provided to senior executives of Western Multiplex until the earlier to occur of (x) the date he begins receiving comparable benefits from a new employer and (y) Mr. Lawrence's 65th birthday. After Mr. Lawrence's 65th birthday, Western
Multiplex will provide Mr. Lawrence with supplemental Medicare/Medicaid benefits, which benefits, in conjunction with Mr. Lawrence's Medicare/Medicaid benefits, will be substantially similar to those benefits provided senior executives of Western Multiplex from time to time. Mr. Lawrence will share in the costs of the foregoing benefits to the extent that senior executives of Western Multiplex share in the costs of their medical and dental benefits from time to time.

   Under the Lawrence agreement, Mr. Lawrence will be subject to a covenant not to disclose confidential information of Western Multiplex and its affiliates, and will also be subject to a covenant not to compete with, or solicit employees of, Western Multiplex or its subsidiaries while he is a director and for one year thereafter.

   Daniel L. Scharre. In connection with the merger, Western Multiplex has entered into an employment agreement with Dr. Scharre, to become effective on the date of the merger, under which Dr. Scharre will serve as president and chief operating officer of Western Multiplex. The agreement does not have a fixed term. During his employment under the Scharre agreement, Dr. Scharre will receive a base salary of $375,000 per year and may be awarded an annual cash bonus equal to a percentage of his base salary in the discretion of the board, although with respect to fiscal year 2001, Dr. Scharre will receive an annual bonus amount, based on the achievement by Western Multiplex of certain revenue and EBITDA targets, which could result in Dr. Scharre receiving a total annual bonus payment in excess of $900,000 for fiscal year 2001. In addition, Dr. Scharre will be eligible to participate in all welfare and pension programs, which Western Multiplex makes available to its senior executives. The Scharre agreement also provides that Dr. Scharre will receive an option to purchase 70,000 shares of common stock of Western Multiplex, pursuant to the Western Multiplex Stock Incentive Plan.

   In the event of the termination of Dr. Scharre's employment (i) by Western Multiplex other than for cause (as defined in the Scharre agreement) or (ii) by Dr. Scharre for good reason (as defined in the Scharre agreement), Western Multiplex will pay or otherwise provide Dr. Scharre with the following:

     (i) continued payment of his base salary for a period of 36 months (which amount cannot be less than $375,000 per year);

     (ii) a cash lump sum payment in respect of all earned but unpaid vacation and other compensation;

     (iii) continued coverage under all medical, disability and life insurance plans until the earlier to occur of (x) the third anniversary of the date of termination of employment and (y) the date on which Dr. Scharre receives comparable benefits under a new employer's benefit plans;

     (iv) acceleration of vesting of 100% of any unvested portion of the option to purchase 70,000 shares of Western Multiplex common stock provided for under the Scharre Agreement; and

     (v) a pro rata portion of the target annual bonus amount for the fiscal year in which Dr. Scharre's termination of employment occurs.


   In the event of the termination of Dr. Scharre's employment (i) by Western Multiplex for cause or (ii) by Dr. Scharre without good reason, Western Multiplex will be obligated to pay or otherwise provide Dr. Scharre with the following:

     (i) continued payment of his base salary for a period of 12 months (which amount cannot be less than $375,000 for the period);

     (ii) a cash lump sum payment in respect of all earned but unpaid vacation and other compensation;

     (iii) continued coverage under all medical, disability and life insurance plans until the earlier to occur of (x) the first anniversary of the date of termination of employment and (y) the date on which Dr. Scharre receives comparable benefits under a new employer's benefit plans;

     (iv) continued vesting the stock option to purchase 70,000 shares of Western Multiplex common stock provided for under the Scharre agreement, through the first anniversary of the date of termination of his employment; and

     (v) a pro-rata portion of the target annual bonus amount for the fiscal year in which Dr. Scharre's termination of employment occurs.

   In addition to the foregoing, in the event that any payment or other benefit provided for under the Scharre agreement or otherwise constitutes a "parachute payment" within the meaning of section 280G of the Internal Revenue Code and will be subject to the 20% excise tax payment imposed by section 4999 of the Internal Revenue Code, Western Multiplex will pay to Dr. Scharre an amount sufficient to pay such excise tax and all other taxes arising from the payments made by Western Multiplex to Dr. Scharre, as described in this paragraph.

   Under the Scharre agreement, in the event that Dr. Scharre's employment is terminated without cause by Western Multiplex, for a period of three years thereafter, Dr. Scharre will be subject to a covenant not to disclose confidential information of Western Multiplex and its affiliates, and a covenant not to compete with, or solicit employees of, Western Multiplex or its subsidiaries. In the event that Dr. Scharre terminates his employment without good reason within the first 12 months after the date of the merger, Dr. Scharre will be subject to the covenants described in the preceding sentence for a period of one year. Dr. Scharre is also generally obligated to assign all intellectual property and proceeds therefrom during his employment with Western Multiplex, and to waive all rights to any copyrightable or patentable applications resulting from his employment, to Western Multiplex.

   Donna S. Birks. Currently, Ms. Birks has a retention agreement with Adaptive Broadband under which she serves as its executive vice president and chief financial officer. Under the terms of the Birks agreement, upon the occurrence of a change of control of Adaptive Broadband she has the right to terminate her employment with Adaptive Broadband and receive specified salary, bonus and benefits through February 10, 2003, plus a final payment of $159,861. In addition, she would provide up to 40 hours per calendar quarter of transition and consulting services through February 10, 2003 for an additional $10,000 per quarter and agree not to compete with Adaptive Broadband during that period.

   On November 12, 2000, the Birks agreement was amended to provide that if the merger with Western Multiplex occurs prior to July 31, 2001, then Ms. Birks will agree to continue as the executive vice president and chief financial officer of the combined company until a new executive vice president and chief financial officer is appointed or until July 31, 2001, whichever is earlier. At such time she will receive a pro-rata portion of her current year target bonus ($151,250) and all accrued vacation. Her full salary ($275,000) and all benefits, including vesting of stock options, will be continued through August 10, 2003, at which time she will receive a final payment of $159,861. This represents a six-month extension to the original terms of the Birks agreement. In addition, the repayment date of the $500,000 housing loan granted to Ms. Birks on January 20, 1998 will be extended on its same terms until August 10, 2003. Ms. Birks will be required to provide the same transition and consulting services set forth above through the new term date and agree not to compete with the combined company, for an additional $10,000 per quarter.

   Amir Zoufonoun. Currently, Mr. Zoufonoun has an employment agreement with Western Multiplex, under which he serves as its president and chief operating officer. Under the Zoufonoun agreement, Mr. Zoufonoun has, among other things, the right to terminate his employment for good reason and receive certain payments and other benefits. Under the Zoufonoun agreement, the definition of good reason includes any material and adverse diminution in his duties or responsibilities.

   Upon the occurrence of the merger, Mr. Zoufonoun will no longer be president and chief operating officer, but instead will have the title of executive vice president, marketing and research development, having duties and responsibilities consistent with such title. In connection with this change in duties and responsibilities, Western Multiplex has agreed to employ Mr. Zoufonoun in his new role pursuant to the terms of the Zoufonoun agreement, and Mr. Zoufonoun has agreed to waive any right he may have to terminate his employment for good reason pursuant to the definition set forth in the preceding paragraph. Western Multiplex has also agreed to grant Mr. Zoufonoun an option to purchase 200,000 shares of common stock of Western Multiplex and has agreed to waive the transfer restrictions to which all other shares of common stock of Western Multiplex held by Mr. Zoufonoun are currently subject. An agreement reflecting these arrangements between Western Multiplex and Mr. Zoufonoun is currently in draft form.

   Nancy Huber. Currently, Ms. Huber has an employment agreement with Western Multiplex under which she serves as chief financial officer, vice president, finance and secretary. Under the Huber agreement, Ms. Huber has the right to terminate her employment for good reason and receive certain payments and other benefits. Under the agreement, the definition of good reason includes any material and adverse reduction in her duties, responsibilities and other requirements, inconsistent with her position as chief financial officer.

   In connection with the merger, Western Multiplex and Ms. Huber have entered into an amendatory agreement, under which certain agreements related to Ms. Huber's acquisition and ownership of common stock of Western Multiplex and WMC Holding LLC will be amended. Under the amendatory agreement, Ms. Huber has agreed to waive any right she may have to terminate her employment for good reason pursuant to the definition set forth in the preceding paragraph under the Huber agreement and has agreed to continue her employment with Western Multiplex until such time as she and the board of directors reasonably agree that she has provided all needed transition and other related services to Western Multiplex and her employment terminates, after which time she shall be entitled to receive all severance payments and benefits to which she would have been entitled if she had terminated her employment for good reason. In consideration of the foregoing, pursuant to the amendatory agreement, Western Multiplex, Western Multiplex and WMC Holding have agreed to waive the transfer restrictions to which all shares of common stock of Western Multiplex and WMC Holding held by Ms. Huber are currently subject. Western Multiplex has also agreed to fully vest the stock options granted to Ms. Huber as of February 28, 2000 upon the occurrence of the merger, and has extended the period of exercisability of such options from 90 days to one year following her termination of employment.

   Hanan Cohen. In March 2000, Western Multiplex entered into an employment agreement with Mr. Cohen, under which Mr. Cohen has agreed to serve as vice president of operations. Effective as of January 5, 2001, Mr. Cohen will resign from his employment with Western Multiplex. In connection with his resignation, Western Multiplex and Mr. Cohen entered into a Confidential Resignation Agreement and General Release of Claims on October 31, 2000, pursuant to which
(i) WMC Holding has agreed to purchase the 127,000 shares of common stock of WMC Holding held by Mr. Cohen for $100,221.51, (ii) Western Multiplex has agreed to forgive the $93,000 loan originally made to Mr. Cohen on January 31, 2000, and (iii) both WMC Holding and Western Multiplex have agreed to amend Mr. Cohen's Management Stockholder's Agreement to provide that as of February 5, 2001, all shares of common stock held by Mr. Cohen under that agreement will become free of any transfer restrictions. In addition, Mr. Cohen will receive an annual bonus payment for the year ending December 31, 2000 and a severance payment equal to nine months of his annual base salary (instead of twelve months, as originally provided under his employment agreement). Mr. Cohen has also executed a general release of Western Multiplex and WMC Holding from any and all claims.

 Stock-based rights

   In the merger, each outstanding option to purchase shares of Adaptive Broadband common stock will be converted into an option to acquire, on substantially the same terms and conditions as applied to the Adaptive Broadband option, a number of shares of Western Multiplex common stock to be determined by multiplying the number of shares of Adaptive Broadband common stock subject to such option immediately prior to the merger by the exchange ratio of 1.345 Western Multiplex shares (rounded down to the nearest whole share), at a price per share (rounded up to the nearest one-hundredth of a cent) equal to the aggregate exercise price of such option divided by the exchange ratio of 1.345. As a result of the merger, all Adaptive Broadband options, including options held by Adaptive Broadband's directors and executive officers (except the options granted to Dr. Scharre and Ms. Birks in November 2000) will accelerate and become fully exercisable. The following table sets forth information as of November 30, 2000, with respect to the options held by Adaptive Broadband's directors and executive officers and the numbers of Western Multiplex shares into which such options will be converted as a result of the merger.

                                   Shares Covered by  Shares to be Covered by
   Name of Director or Executive   Adaptive Broadband    Western Multiplex
   Officer                              Options               Options
   -----------------------------   ------------------ -----------------------
   Frederick D. Lawrence..........      900,000              1,210,500
   Leslie G. Denend...............       27,000                 36,315
   James C. Granger...............       20,000                 26,900
   William L. Martin III..........       20,000                 26,900
   James T. Richardson............       20,000                 26,900
   Daniel L. Scharre..............      657,880                884,848
   Donna S. Birks.................      520,500                700,072
   Kenneth J. Wees................       90,000                121,050

Material contacts between Adaptive Broadband and Western Multiplex

   Western Multiplex and Adaptive Broadband have proposed to enter into a reseller agreement pursuant to which Western Multiplex would purchase and re-sell to its customers and distributors equipment offered by Adaptive Broadband. The parties believe that any such agreement will contain normal business terms and conditions, negotiated at an arm's-length basis. As of the date of this proxy statement/prospectus, neither Adaptive Broadband nor Western Multiplex is aware of any other past, present or proposed material relationship between Adaptive Broadband or its directors, executive officers or affiliates, on the one hand, and Western Multiplex or its directors, executive officers or affiliates, on the other hand, except as contemplated by the merger, since the beginning of 1995.

Indemnification and insurance

   The merger agreement provides that, following the merger:

  . Western Multiplex and the surviving entity in the merger will indemnify and hold harmless, and advance expenses, including fees of counsel to Adaptive Broadband's present and former officers and directors, against all liabilities for acts or omissions in those capacities occurring at or prior to the completion of the merger, to the fullest extent permitted under applicable law.

  . For at least six years after the merger is completed, Western Multiplex is required to cause the surviving entity in the merger to maintain in effect Adaptive Broadband's existing officers' and directors' liability insurance, or to provide insurance containing terms and conditions which are not materially less advantageous, covering matters or events occurring prior to completion of the merger. However, the surviving entity in the merger is not required to pay an annual premium for this insurance in excess of 200% of Adaptive Broadband's current premiums.

No appraisal rights

   Appraisal rights under Delaware law are not available to stockholders of a Delaware corporation if:

  . the securities of the corporation are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, and

  . in the case of stockholders of the corporation who are required to take consideration different from that previously held by them, such stockholders receive in exchange for their stock (a) stock in the surviving corporation or shares of stock of another corporation that are listed on a national securities exchange or designated as a National Market System security on an interdealer quotation system by the National Association of Securities Dealers and (b) cash in lieu of fractional shares.

   Adaptive Broadband's stockholders will not have appraisal rights under Delaware law with respect to the merger because:

  . Adaptive Broadband common stock is traded on the Nasdaq National Market;
    and

  . Adaptive Broadband stockholders are being offered only shares of common stock of Western Multiplex, and cash in lieu of fractional shares.

   Western Multiplex's stockholders will not have appraisal rights under Delaware law with respect to the merger because Western Multiplex is not a constituent corporation in the merger.

Listing on the Nasdaq National Market of Western Multiplex common stock to be issued in the merger

   Western Multiplex has agreed to cause the shares of common stock to be issued in the merger to be approved for listing as a National Market System security on the Nasdaq National Market, subject to official notice of issuance prior to the effective time of the merger, as defined in the merger agreement.

Delisting and deregistration of Adaptive Broadband common stock after the merger

   If the merger is completed, Adaptive Broadband common stock will be delisted from the Nasdaq National Market and will no longer be registered under the Securities and Exchange Act of 1934.

                              THE MERGER AGREEMENT

   The following description summarizes the material provisions of the merger agreement. You are urged to read carefully the merger agreement in its entirety, a copy of which is attached as Annex A and incorporated by reference to this proxy statement/prospectus.

General

   The merger agreement provides that WA Merger Sub, a wholly owned subsidiary of Western Multiplex, will merge with and into Adaptive Broadband. Adaptive Broadband will survive the merger as a wholly owned subsidiary of Western Multiplex.

   The closing of the merger will occur on the third business day after the last of the conditions to the merger have been satisfied or waived, or at another time as Adaptive Broadband and Western Multiplex agree. As soon as practicable after the closing, Adaptive Broadband and Western Multiplex will deliver certificates of merger to the Secretary of State of the State of Delaware for filing. The merger will become effective upon the filing of these certificates or at another time as Western Multiplex, WA Merger Sub and Adaptive Broadband agree. Although no assurances can be given, we currently expect that the closing of the merger will take place in the first calendar quarter of 2001. However, because the merger is subject to governmental and stockholder approvals and other customary conditions, we cannot predict exactly when the closing will occur.

Representations and warranties

   The merger agreement contains customary representations and warranties of Adaptive Broadband and Western Multiplex relating to, among other things:

  . corporate organization and power and similar corporate matters;

  . significant subsidiaries;

  . capital structure;

  . authorization, execution, delivery, performance and enforceability of, and required consents, approvals, orders and authorizations of governmental authorities or third parties relating to, the merger agreement and related matters;

  . the absence of any conflicts or violations of each party's governing documents or agreements as a result of the merger or the merger agreement;

  . documents filed with the Securities and Exchange Commission, the accuracy of information contained in those documents and the absence of undisclosed liabilities;

  . the accuracy of information supplied in connection with this proxy statement/prospectus and the registration statement of which it is a part;

  . the approval of the merger and related matters by the boards of directors of Western Multiplex, WA Merger Sub and Adaptive Broadband;

  . absence of material changes or events;

  . the relationship between each party and its material customers and suppliers;

  . compliance with applicable laws;

  . filing of tax returns and payment of taxes;

  . required stockholder votes;

  . the engagement and payment of fees of brokers, investment bankers, finders and financial advisors;

  . the receipt of fairness opinions from financial advisors;

  . employee benefits and related matters;

  . maintenance of insurance;

  . validity of material contracts to which the parties or their subsidiaries are a party and the absence of conflicts between such contracts and the merger;

  . intellectual property;

  . ownership and condition of material properties and assets; and

  . outstanding and pending litigation.

   The merger agreement also contains customary representations and warranties exclusive to Adaptive Broadband relating to, among other things:

  . environmental matters;

  . the terms on which Adaptive Broadband has disposed of its government, military and satellite communications businesses; and

  . amendments to Adaptive Broadband's Rights Agreement to allow Western
    Multiplex to acquire Adaptive Broadband's common stock.

   The representations and warranties made by the parties to the merger agreement will not survive the merger, but their accuracy forms the basis of one of the conditions to the obligations of Western Multiplex and Adaptive Broadband to complete the merger.

Conditions to the completion of the merger

   Each party's obligation to effect the merger is subject to the satisfaction or waiver of various conditions, which include the following:

  . holders of shares of Western Multiplex common stock representing a majority of the votes present and entitled to vote at the Western Multiplex special meeting at which a quorum is present having approved the issuance of Western Multiplex common stock pursuant to the merger;

  . holders of shares of Adaptive Broadband common stock representing a majority of all the votes entitled to be cast at the Adaptive Broadband special meeting at which a quorum is present having voted to adopt the merger agreement;

  . the waiting period applicable to the merger under the Hart-Scott-Rodino
    Act having expired or having been terminated;

  . no laws being adopted or promulgated and no temporary restraining order, preliminary or permanent injunction or other order issued by any court or other governmental entity of competent jurisdiction being in effect that makes the merger illegal or otherwise prohibits the consummation of the merger;

  . the shares of Western Multiplex common stock to be issued in the merger and the other shares of Western Multiplex common stock to be reserved for issuance in connection with the merger having been approved for listing on NASDAQ, subject to official notice of issuance; and

  . the registration statement on Form S-4, of which this prospectus/proxy statement is a part, having been declared effective by the SEC under the Securities Act of 1933 and not having been the subject of any stop order and no proceedings seeking a stop order having been initiated or threatened.

   In addition, each party's obligation to effect the merger is further subject to the satisfaction or waiver of the following additional conditions:

  . the representations and warranties of the other party set forth in the merger agreement that are qualified as to material adverse effect (as defined in the merger agreement) being true and correct with the same force and effect as if made on the date of the merger agreement and on the date on which the merger is to be completed or, if such representations and warranties expressly relate to an earlier date, then as of that earlier date;

  . the representations and warranties of the other party set forth in the merger agreement that are not qualified as to material adverse effect being true and correct in all respects on the date of the merger agreement and on the date on which the merger is to be completed or, if such representations and warranties expressly relate to an earlier date, then as of that earlier date, except where the failure of these representations and warranties to be true and correct, individually or in the aggregate, does not have, and is not reasonably expected to have, a material adverse effect on the party making the representations and warranties, and the party making the representations and warranties having provided to the other party a certificate of a senior executive and a senior financial officer to that effect;

  . the other party to the merger agreement having performed or complied in all material respects with all material agreements and covenants required to be performed or complied with by it on or before the date on which the merger is to be completed, and that party having provided to the other party a certificate of a senior executive and a senior financial officer to that effect;

  . with respect only to Western Multiplex's obligation to effect the merger, Western Multiplex having received from Simpson Thacher & Bartlett, counsel to Western Multiplex, on the date on which the merger is to be completed, a written opinion to the effect that, for federal income tax purposes, the merger will qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code; and

  . with respect only to Adaptive Broadband's obligation to effect the merger, Adaptive Broadband having received from Cooley Godward LLP, counsel to Adaptive Broadband, on the date on which the merger is to be completed, a written opinion to the effect that, for federal income tax purposes, the merger will qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code.

   Each of the conditions listed in the previous two paragraphs is waivable by the party or parties whose obligations to complete the merger are so conditioned, except to the extent the condition must be satisfied in order to comply with applicable law.

   The merger agreement provides that a "material adverse effect" means, when used with respect to Adaptive Broadband or Western Multiplex, any event, change, circumstance or effect that is or is reasonably likely to be materially adverse to (i) the business, assets, liabilities, prospects, financial condition or results of operation of such entity and its subsidiaries taken as a whole or (ii) the ability of such entity to consummate the transactions contemplated by the merger agreement; provided, however, that the term "material adverse effect" shall not include the impact of any of the following:

  . employee attrition caused by the announcement of the merger agreement or the transactions contemplated by the merger agreement;

  . the economy or the financial markets in general;

  . general industry conditions not specifically relating to one of the parties or having a materially disproportionate effect on one of the parties; or

  . a reduction of the trading price of the common stock of Western Multiplex or Adaptive Broadband, unless such price reduction occurred in connection with another event that constituted a "material adverse effect" on one of the parties.

No solicitation

   In the merger agreement, each of Adaptive Broadband and Western Multiplex has agreed that it will not, nor will it permit any of its subsidiaries nor any of the officers and directors of it or its subsidiaries to, and it shall direct and use its reasonable best efforts to cause its and its subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly through another person:

  . solicit, initiate, encourage or knowingly facilitate an acquisition proposal (as defined in the merger agreement);

  . have a discussion with or provide confidential information or engage in negotiations regarding an acquisition proposal;

  . approve or recommend or publicly propose an acquisition proposal; and

  . approve, recommend, propose or enter into a letter of intent or similar arrangement relating to an acquisition proposal.

   The foregoing restrictions will not restrict Western Multiplex's or Adaptive Broadband's board of director's ability to comply with applicable securities laws.

   An "acquisition proposal" includes:

  . a transaction to effect a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Adaptive Broadband or Western Multiplex or any of either company's significant subsidiaries;

  . any purchase or sale of 10% or more of the consolidated assets of either
    Western Multiplex or Adaptive Broadband and their subsidiaries, taken as a whole; and

  . any purchase or sale of, or tender or exchange offer for, the equity securities of such party that, if consummated, would result in any person (or the stockholders of such person) beneficially owning securities that represent 20% or more of the total voting power of Adaptive Broadband or Western Multiplex (or of the surviving parent entity in such transaction) or any of their significant subsidiaries.

   Further, each of Western Multiplex and Adaptive Broadband or their respective board of directors will be permitted to (i) have a discussion with or provide confidential information or engage in negotiations regarding an acquisition proposal, (ii) approve or recommend or publicly propose an acquisition proposal or (iii) approve or recommend, or propose to approve or recommend an acquisition proposal, if and only to the extent that:

  . such party's stockholders meeting to approve the merger agreement shall not have occurred;

  . such party's board of directors, after consultation with outside counsel, concludes in good faith that such acquisition proposal constitutes a superior proposal (as defined in the merger agreement);

  . such acquisition proposal was not solicited by such party and such party's board of directors, after consultation with outside counsel, concludes that such action is necessary in order for it to comply with its fiduciary obligations; and

  . such party obtains a customary confidentiality agreement covering any nonpublic information to be disclosed to the third party.

   A "superior proposal" means an acquisition proposal that is:

  . for a transaction to effect a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving such party as a result of which the other party thereto or its stockholders will own 40% or more of the voting power of the combined entity;

  . on terms that such party's board of directors concludes in good faith, following receipt of advice from its financial advisors and outside counsel, would be more favorable to such party's stockholders; and

  . in the good faith opinion of such party's board of directors, reasonably capable of being completed.

   The merger agreement also provides that each party will promptly advise the other of the status and terms of any competing proposal or any inquiry or request for information relating to that competing proposal and the status and terms of any such discussions or negotiations.

Termination

   The merger agreement may be terminated at any time before the completion of the merger, whether before or after the stockholder approvals have been obtained at the special meetings:

  . by mutual written consent of Western Multiplex and Adaptive Broadband;

  . by Western Multiplex or Adaptive Broadband, if the merger has not been completed by June 30, 2001; but this right to terminate the merger agreement will not be available to any party whose failure to fulfill its obligations under the merger agreement is the reason that the merger cannot be completed by June 30, 2001;

  . by Western Multiplex or Adaptive Broadband, if the shareholders of Western Multiplex have not approved the issuance of Western Multiplex common stock in the merger or if the shareholders of Adaptive Broadband have not approved the merger agreement, in each case at the applicable shareholders meeting or at any adjournment or postponement of the applicable meeting;

  . by Western Multiplex or Adaptive Broadband, if (i) any governmental entity issues an order, decree or ruling or takes any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the merger agreement and such order, decree, ruling or other action has become final and nonappealable, or (ii) any governmental entity has failed to issue an order, decree or ruling or take any other action, in each case which is necessary to fulfill the conditions to the merger with respect to the HSR Act, approval of shares for listing on NASDAQ and the effectiveness of the registration statement on Form S-4 of which this prospectus/proxy statement forms a part and such denial of a request to issue such order, decree, ruling or take such other action shall have become final and nonappealable. The right to terminate the merger agreement under this provision will not be available to any party whose failure to comply with its obligations under the merger agreement has caused or resulted in such action or inaction;

  . by Western Multiplex or Adaptive Broadband, if the other party has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement, and such breach has not been or cannot be cured on or before June 30, 2001;

  . by Western Multiplex, if Adaptive Broadband's board has failed to make the recommendation to its stockholders for adoption of the merger agreement or materially breached its obligations under the merger agreement by failing to call the Adaptive Broadband special meeting of stockholders, or to prepare and mail to its stockholders this proxy statement/prospectus;

  . by Adaptive Broadband, if Western Multiplex's board has failed to make the recommendation to its stockholders of the approval of the issuance of Western Multiplex common stock or materially breached its obligations under the merger agreement by failing to call the Western Multiplex special meeting of stockholders or to prepare and mail to its stockholders this proxy statement/prospectus; or

  . by Western Multiplex or Adaptive Broadband, on the business day immediately preceding the scheduled closing date, if either:

   --the average closing price for the Western Multiplex common stock for the ten trading days immediately prior to such date is less than or equal to $10.00 or

   --the product of (x) 0.7 and the number obtained by dividing the average closing prices of an index of comparable company stocks for the ten trading days immediately prior to such date by the average closing price for the same group of stocks for the ten days beginning on the day following the announcement of the transaction is greater than (y) the number obtained by dividing the average closing price for the Western Multiplex common stock for the ten trading days immediately prior to such date by the average closing price for the Western Multiplex common stock for the ten days beginning on the day following the announcement of the transaction.

   However, neither party may exercise the termination right set forth in the previous paragraph if it has made a news release, announcement (other than announcement of the transaction) or other public statement following which either party's stock price following such statement (based on a five-day average) falls more than 20% from such price prior to such statement (based on a five-day average).

Termination fees

 Fees payable by Adaptive Broadband

   If the merger agreement is terminated by Western Multiplex because any of the following events occurs, Adaptive Broadband will pay Western Multiplex a termination fee of $27.5 million:

  . the Adaptive Broadband board of directors fails to recommend the merger to its stockholders;

  . Adaptive Broadband materially breaches its obligation by failing to call the Adaptive Broadband special meeting of stockholders; or

  . Adaptive Broadband fails to prepare and mail to its stockholders this proxy statement/prospectus.

   Adaptive Broadband will also pay Western Multiplex a termination fee of $27.5 million if either party terminates the merger agreement because the merger is not consummated by June 30, 2001 and the Adaptive Broadband stockholders meeting has not been held by that date, or if Adaptive Broadband's stockholders do not approve the merger agreement, and:

  . prior to the termination of the merger agreement, a third party has publicly announced an acquisition proposal for Adaptive Broadband; and

  . within nine months following the termination of the merger agreement
    Adaptive Broadband enters into a definitive agreement providing for, or consummates, an acquisition proposal.

   If the merger agreement is terminated by Western Multiplex or Adaptive Broadband because Adaptive Broadband's shareholders fail to approve the merger agreement, Adaptive Broadband will reimburse Western Multiplex for its out-of-pocket expenses in connection with the merger up to a maximum of $6 million, provided that such payment will correspondingly reduce any subsequent $27.5 million payment described above.

   Adaptive Broadband will also pay Western Multiplex a termination fee of $27.5 million if Adaptive Broadband terminates the merger agreement because the stock price of Western Multiplex falls below $10.00 and has under-performed a comparable company index group by more than 30% (as such right is described under "Termination," above) and, within nine months of such termination by Adaptive Broadband, Adaptive Broadband enters into an agreement relating to, or consummates a transaction resulting in:

   . the purchase of more than 50% of the consolidated assets of Adaptive
     Broadband or

   . a third party beneficially owning 50% or more of the voting power of Adaptive Broadband.

   If Adaptive Broadband terminates the Merger Agreement because the stock price of Western Multiplex falls below $10.00 and has under-performed a comparable company index group by more than 30%, Adaptive Broadband will reimburse Western Multiplex for its out-of-pocket expenses in connection with the merger up to a maximum of $6 million, provided that such payment will correspondingly reduce any subsequent $27.5 million payment described above.

 Fees payable by Western Multiplex

   If the merger agreement is terminated by Adaptive Broadband because any of the following events occurs, Western Multiplex will pay Adaptive Broadband a termination fee of $27.5 million:

  . the Western Multiplex board of directors fails to recommend the merger to its stockholders;

  . Western Multiplex materially breaches its obligation by failing to call the Western Multiplex special meeting of stockholders; or

  . Western Multiplex fails to prepare and mail to its stockholders this proxy statement/prospectus.

   Western Multiplex will also pay Adaptive Broadband a termination fee of $27.5 million if either party terminates the merger agreement because the merger is not consummated by June 30, 2001 and the Western Multiplex stockholders meeting has not been held by that date, or if Western Multiplex's stockholders do not approve the merger agreement, and:

  . prior to the termination of the merger agreement, a third party has publicly announced an acquisition proposal for Western Multiplex; and

  . within nine months following the termination of the merger agreement
    Western Multiplex enters into a definitive agreement providing for, or consummates, an acquisition proposal.

   Western Multiplex will also pay Adaptive Broadband a termination fee of $27.5 million if Western Multiplex terminates the merger agreement because the stock price of Western Multiplex falls below $10.00 and has under-performed a comparable company index group by more than 30% (as such right is described under "Termination," above) and, within nine months of such termination by Western Multiplex, Western Multiplex enters into an agreement relating to, or consummates a transaction resulting in:

   . the purchase of more than 50% of the consolidated assets of Western
     Multiplex or

   . a third party beneficially owning 50% or more of the voting power of Western Multiplex.

   If Western Multiplex terminates the Merger Agreement because the stock price of Western Multiplex falls below $10.00 and has under-performed a comparable company index group by more than 30%, Western Multiplex will reimburse Adaptive Broadband for its out-of-pocket expenses in connection with the merger up to a maximum of $6 million, provided that such payment will correspondingly reduce any subsequent $27.5 million payment described above.

Covenants; Conduct of business pending the merger

   Both Western Multiplex and Adaptive Broadband agreed that they will:

  . confer on a reasonable basis with the other with respect to operational matters and proposals to engage in new contracts and transactions;

  . report to the other to the extent permitted by law or regulation or any applicable confidentiality agreement on operational matters;

  . file all reports required to be filed with the SEC; and

  . if requested by the other party and to the extent permitted by law or regulation or any applicable confidentiality agreement, deliver to the other party copies of all reports, announcements and publications promptly after such request.

   Western Multiplex agreed that it will:

  . carry on its business diligently and consistent with past practice;

  . preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings;

  . appoint Frederick D. Lawrence and Daniel L. Scharre to the board of directors of Western Multiplex, effective as of the effective time of the merger;

  . appoint Dr. Scharre as the president and chief operating officer of Western Multiplex, and appoint Donna S. Birks as the chief financial officer and executive vice president of Western Multiplex, in each case effective as of the effective time of the merger;

  . maintain for a period of three years, starting upon the completion of the merger, employment compensation and benefit plans that will provide benefits to each employee of Adaptive Broadband who continues employment with Western Multiplex after the merger that are no less favorable than those provided to similarly situated Western Multiplex employees; and

  . maintain in effect for a period of six years the directors' and officers' insurance policies of Adaptive Broadband, provided that Western Multiplex shall not be required to expend on an annual basis more than 200% of the current premiums paid by Adaptive Broadband.

   Western Multiplex also agreed that it would conduct its business in compliance with specific restrictions relating to:

  . dividends or other distributions;

  . any split, combination or reclassification of any of its capital stock;

  . its ability to repurchase, redeem or otherwise acquire any shares of its capital stock;

  . the issuance of securities, other than in connection with previously-issued and certain newly-issued options, issuances by a wholly owned subsidiary to such subsidiary's parent or another wholly owned subsidiary;

  . any modification of its charter documents and bylaws;

  . any merger, consolidation or similar transaction with another entity or the acquisition of assets or other entities, other than in the ordinary course of business and to the extent that such acquisition could reasonably be expected to materially delay or interfere with the consummation of the merger;

  . the sale, lease and disposition of assets, except for sales in the ordinary course of business;

  . any incurrence or guarantee indebtedness other than in the ordinary course of business or in excess of $1.0 million;

  . actions jeopardizing the tax-free status of the merger;

  . entering into or amending any employment or severance agreement, increase the salary of any of its employees, increasing any employee benefits or bonuses or, other than pursuant to the terms of its stock option plans, accelerating the terms of any existing stock options; and

  . any income tax elections that would be material to Western Multiplex.

   Adaptive Broadband agreed that it will:

  . carry on its business diligently and consistent with past practice;

  . preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings, to the extent necessary to prevent any material impairment of its business; and

  . retain the services of its officers, key employees and consultants, to the extent necessary to prevent any material impairment of its business.

   Adaptive Broadband agreed that it would conduct its business in compliance with certain specific restrictions relating to:

  . entrance into a new material line of business;

  . commitment to any capital expenditures, obligations or liabilities;

  . dividends or other distributions or changes in share capital;

  . any split, combination or reclassification of any of its capital stock;

  . its ability to repurchase, redeem or otherwise acquire any shares of its capital stock;

  . the issuance of securities, other than in connection with previously-issued and certain newly-issued options, issuances by a wholly owned subsidiary to such subsidiary's parent or another wholly owned subsidiary;

  . any modification of charter documents and bylaws;

  . any merger, consolidation or similar transaction with another entity or the acquisition of assets of other entities;

  . the sale, lease and disposition of assets, except for sales in the ordinary course of business;

  . the incurrence or guarantee of indebtedness, other than in the ordinary course of business or in excess of $1.0 million;

  . actions jeopardizing the tax-free status of the merger;

  . entering into or amending any employment or severance agreement, increase the salary of any of its employees, increasing any employee benefits or bonuses or, other than pursuant to the terms of its stock option plans, accelerating the terms of any existing stock options;

  . actions affecting accounting methods and tax elections;

  . entering into, amending or terminating any material customer contract, other than in the ordinary course of business or with the express approval of Dr. Scharre after consultation with Western Multiplex;

  . the entrance into agreements which grant of exclusive rights to third parties or which could reasonably be expected to limit or restrict Western Multiplex or any of its affiliates from engaging or competing in any line of business or in any geographic area; and

  . settlement of material claims.

Other agreements

   Each of Western Multiplex and Adaptive Broadband has agreed to use its reasonable best efforts to:

  . take all actions and do all things necessary, proper or advisable under applicable laws and regulations to complete the merger;

  . obtain and maintain all approvals, consents, waivers, registrations, permits, authorizations, clearances and other confirmations required to be obtained from any third party and/or any governmental entity that are reasonably necessary to complete the merger;

  . cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party;

  . promptly inform the other party of any communication received from or given by such party to the Antitrust Division of the Department of Justice, the Federal Trade Commission or any other governmental entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any transactions contemplated by the merger agreement;

  . consult with each other in advance of any meeting or conference with the DOJ, FTC or other governmental entity to the extent practicable and to the extent permitted by the DOJ, FTC or other governmental entity;

  . contest and resist any administrative or judicial action or proceeding, including any proceeding by a private party, that is instituted, or threatened to be instituted, challenging any transaction contemplated by the merger agreement or any statute, rule, regulation, executive order, decree, injunction or administrative order that is enacted, entered, promulgated or enforced by a governmental entity which would make the merger illegal or would otherwise prohibit or materially impair or delay the completion of the merger; and

  . if any state takeover statute or similar statute becomes applicable to this merger, ensure that the merger and other transactions contemplated by the merger agreement are consummated as promptly as practicable on the terms contemplated by the merger or otherwise minimize the effect of such statute or regulation would have on the merger.

Amendment; extension and waiver

   Subject to applicable law:

  . the merger agreement may be amended by the parties in writing at any time, except that after the merger agreement has been approved by the Western Multiplex and Adaptive Broadband shareholders, no amendment which by law or in accordance with the rules of the NASDAQ or the New York Stock Exchange requires further approval by Western Multiplex or Adaptive Broadband shareholders shall be made without such further approval; and

  . at any time prior to the completion of the merger, a party may, by written instrument signed on behalf of such party, extend the time for performance of any of the obligations or acts of the other party to the merger agreement, waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any related document and waive compliance with any agreement or condition in the merger agreement.

Expenses

   Whether or not the merger is completed, all fees and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring such fees or expenses, except that (i) Adaptive Broadband will pay any and all property or transfer taxes imposed in connection with the merger upon consummation of the merger and (ii) Western Multiplex and Adaptive Broadband will share equally the expenses incurred in connection with filing, printing and mailing of this proxy statement/prospectus and the registration statement of which it is a part.

                        AGREEMENTS RELATED TO THE MERGER

   This section of the proxy statement/prospectus describes certain agreements related to the merger agreement, including the WMC Holding voting agreement and the reciprocal stock option agreements. While we believe that these descriptions cover the material terms of these agreements, these summaries may not contain all of the information that is important to you. We encourage you to read these agreements in their entirety.

WMC Holding voting agreement

   As an inducement for Adaptive Broadband to enter into the merger agreement, Adaptive Broadband and WMC Holding entered into a voting agreement in which WMC Holding agreed to vote its shares of Western Multiplex common stock in favor of the merger agreement and the merger. WMC Holding also granted Adaptive Broadband a proxy with the limited right to vote the shares of Western Multiplex common stock beneficially owned by WMC Holding if WMC Holding fails for any reason to vote its shares (including any additional shares of Western Multiplex common stock acquired after the date of the voting agreement) in favor of the approval of the merger agreement.

   As of November 12, 2000, WMC Holding beneficially owned 39,796,351 shares of Western Multiplex common stock, all of which shares, representing approximately 71.6% of the outstanding Western Multiplex common stock are subject to the voting agreement. The votes represented by the WMC Holding shares will be sufficient to constitute a quorum and to approve the merger agreement at the special meeting regardless of the votes cast by any other stockholder of Western Multiplex. WMC Holding was not paid additional consideration in connection with the voting agreement.

   Pursuant to the voting agreement, WMC Holding agreed not to sell the Western Multiplex common stock and options owned, controlled or acquired, either directly or indirectly, by it until the earlier of the termination of the merger agreement or the completion of the merger, unless the transfer is in accordance with the voting agreement and each person to which any shares or any interest in any shares is transferred agrees to be bound by the terms and provisions of the voting agreement. The voting agreement will terminate upon the earliest to occur of the termination of the merger agreement, a determination by the board of directors of Adaptive Broadband that an acquisition proposal (as defined in the merger agreement) constitutes a superior proposal (as defined in the merger agreement) and the completion of the merger.

   We have filed the WMC Holding voting agreement as an exhibit to Western Multiplex's registration statement for the shares of Western Multiplex common stock to be issued in the merger, of which this proxy statement/prospectus is a part. Please see the section entitled "Summary of the Proxy Statement/Prospectus--Where You Can Find More Information," on page 11, for instructions on how to obtain copies of these agreements.

Reciprocal Stock Option Agreements

   In connection with the execution and delivery of the merger agreement, the parties entered into the following stock option agreements:

  . the Adaptive Broadband stock option agreement, under which Western
    Multiplex granted to Adaptive Broadband an irrevocable option to purchase, in whole or in part, an aggregate of up to 11,057,319 shares of Western Multiplex common stock at a price of $12.75 per share, exercisable as described below; and

  . the Western Multiplex stock option agreement, under which Adaptive
    Broadband granted to Western Multiplex an irrevocable option to purchase, in whole or in part, an aggregate of up to 7,502,021 shares of Adaptive Broadband common stock at a price of $17.15 per share, exercisable as described below.

 When the options may be exercised

   The option holder under a stock option agreement may exercise the option to purchase shares of common stock of the option issuer, in whole or in part, at any time following the date on which an event occurs the result of which the option holder becomes unconditionally entitled to receive a termination fee of $27.5 million under the merger agreement, other than as a result of the option issuer's termination of the merger agreement as a result of Western Multiplex's stock falling below $10.00 per share or Western Multiplex's stock under-performing an index of comparable stocks by more than 30%.

   The right of the option holder to purchase shares of common stock under the applicable stock option agreement will expire on the first to occur of:

  . the completion of the merger;

  . twelve months following the date on which the option first became exercisable;

  . written notice of termination of the option agreement by the option holder; and

  . the termination of the merger agreement, provided that no event has occurred or could occur during a specified future period that would entitle the option holder to a termination fee under the merger agreement, in which case the option shall not expire until the earlier to occur of (x) 15 business days from the date on which the termination fee under the merger agreement becomes unconditionally payable and (y) the expiration of such future period.

 Adjustments upon change in capitalization and substitute option

   The number and kind of securities subject to each stock option agreement and the exercise price will be adjusted for any change in the number of issued and outstanding shares of common stock of the option issuer in the event of any stock dividend, subdivision, spin-off, stock split, split-up, merger, consolidation, recapitalization, combination, exchange of shares or dividend or distribution, other than regular cash dividends. Accordingly, the option holder will receive, upon exercise of the option, the number and class of shares or other securities or property that the option holder would have received if the option had been exercised immediately before the event or record date for the event, as applicable. In addition, if additional shares of common stock of the option issuer become outstanding after the date of the applicable stock option agreement, the total number of shares of the option issuer's common stock subject to the option will be automatically increased to 19.9% of all the issued and outstanding shares of that option issuer's common stock, excluding any shares previously issued upon exercise of the option.

   In the event that the option issuer enters into any agreement:

  . to consolidate with or merge into any person other than the option holder, and the option issuer will not be the continuing or surviving corporation in the consolidation or merger;

  . to permit any person, other than the option holder, to merge into the option issuer and the option issuer will be the continuing or surviving or acquiring corporation but, in connection with the merger;

  . in which the outstanding shares of common stock of the option issuer will be changed into or exchanged for stock or other securities of any other person or cash or any other property;

  . in which the outstanding shares of common stock of the option issuer will, after the merger, represent less than 50% of the outstanding voting securities of the merged company; or

  . to sell or otherwise transfer all or substantially all of its assets or all of the assets of its subsidiaries, taken as a whole, to any person other than the option holder;

then, in each case, the agreement governing the transaction must contain a provision that the option granted under the stock option agreement will upon completion of the transaction be converted into, or exchanged for, a substitute option with substantially identical terms to acquire shares of the surviving corporation or a person that controls the surviving corporation and at a price intended to preserve the economics of the option, except that the substitute option will be immediately exercisable if the original option was at that time exercisable and will be subject to provisions regarding repurchase of the substitute option specified in the stock option agreement.

 Repurchase of the Option

  Repurchase at the option of the holder

   After an option becomes exercisable, the option holder has the right to require the option issuer to repurchase the option, in whole or in part, and any shares acquired upon exercise of the option at any time. The repurchase price for any such repurchase will equal:

  . the excess of the market/offer price referred to below over the exercise price times the number of shares with respect to which the option has not been exercised; and

  . the market/offer price multiplied by the number of shares purchased by the option holder upon exercise of the option.

   The term "market/offer price" is defined in the stock option agreements to mean the highest of:

  . the highest price per share at which a tender offer or exchange offer for the option issuer's common stock has been made; or

  . the highest closing price for shares of the issuer's common stock for the six months prior to the exercise of the repurchase right by the option holder.

  Repurchase at the Option of the Issuer

   If the option holder has purchased shares of issuer common stock pursuant to a stock option agreement, then the option issuer may, between six and twelve months after the option originally became exercisable, repurchase such shares held by the option holder. The repurchase price for any such purchase will equal the number of shares to be repurchased multiplied by the market/offer price referred to above.

 Right of First Refusal

   Each option agreement provides that the option issuer shall have a right of first refusal with respect to any shares of the option issuer's common stock purchased by the option holder pursuant to the stock option agreement. This right of first refusal shall not apply to any sales by the option holder:

  . to an affiliate that agrees to be bound by the terms of the stock option agreement;

  . to a transferee that would beneficially own less than five percent of the option issuer's voting power following such transfer; or

  . in a registered underwritten offering.

 Registration Rights

   Each of the stock option agreements provides that the option holder has the right, on three separate occasions, to require the option issuer to register, under the Securities Act and any applicable state laws, all shares purchased by the option holder under the stock option agreement. The option holder also has the right to sell its shares purchased under the stock option agreement in connection with registrations initiated by the issuer, subject to customary cutback provisions.

 Profit Limitations

   Each of the stock option agreements provides that in no event will the option holder's total profit, as defined below, together with any termination fees paid to the holder under the merger agreement, exceed in the aggregate, $27.5 million. If the option holder's total profit would otherwise exceed $27.5 million, the option holder, at its sole discretion, will either (a) reduce the number of shares subject to the option, (b) deliver to the option issuer for cancellation shares of the option issuer's common stock, (c) pay cash to the option issuer, (d) reduce the amount payable by the option issuer upon repurchase of the option and/or the option shares or (e) any combination of the above, so that the option holder's actually realized total profit does not exceed $27.5 million after taking into account the above actions.

   In addition, the option may not be exercised for a number of shares that would result in a "notional total profit," as defined below, together with any termination fees paid to the holder under the merger agreement, of more than $27.5 million. If exercise of the option would otherwise result in the notional total profit exceeding that amount, the option holder, in its discretion, may take any of the actions specified above so that the notional total profit does not exceed $27.5 million.

   For purposes of the option agreements, "total profit" means the aggregate amount (before taxes) of:

  . any amounts received by the option holder upon repurchase of the option by the option issuer;

  . the excess of (x) amounts received by the option holder upon repurchase by the issuer of shares of issuer common stock purchased by the holder under the stock option agreement over (y) the exercise paid for such shares of issuer common stock; and

  . the excess of (x) the net cash received by the option holder for third-party, arm's length sales of issuer common stock purchased by the holder under the stock option agreement over (y) the exercise paid for such shares of issuer common stock.

   For purposes of the stock option agreements, "notional total profit" with respect to any number of shares the option holder proposes to purchase under the option means the total profit on the proposed purchase date assuming that those shares were purchased and, together with all other shares received upon exercise of the option and held by the option holder and its affiliates as of that date, were sold for cash at the closing market price for the option issuer's common stock as of the close of business on the preceding trading day, less customary brokerage commissions.

 Assignment

   Neither of the stock option agreements, nor any of the rights, interests or obligations under them, may be assigned by either of the parties without the prior written consent of the other party.

 Effect of Stock Option Agreements

   The stock option agreements are intended to increase the likelihood that the merger will be completed on the terms set forth in the merger agreement and to compensate the option holder for the efforts undertaken and the expenses and losses incurred by it if the merger is not completed. The stock option agreements may prevent a third party from completing a pooling of interests transaction with Western Multiplex or Adaptive Broadband, as the case may be, for a period of two years and could make any business combination with a third party more expensive than would otherwise be the case.

   Consequently, the stock option agreements may discourage persons who might be interested in acquiring all or a significant interest in Western Multiplex or Adaptive Broadband before completion of the merger from considering or proposing an acquisition, even if those persons were prepared to offer higher consideration per share of Adaptive Broadband common stock or Western Multiplex common stock than the consideration implicit in the merger.

Affiliate Agreements

   As a condition to Western Multiplex's obligation to complete the merger, each of Adaptive Broadband's affiliates must execute an affiliate agreement. Under this type of affiliate agreement, Western Multiplex will be entitled to place appropriate legends on the certificates evidencing any Western Multiplex common stock to be received by these persons and to issue stop transfer instructions to the transfer agent for Western Multiplex common stock. Further, these persons have also acknowledged the resale restrictions imposed by Rule 145 under the Securities Act of 1933 on shares of Western Multiplex common stock to be received by them in the merger. Adaptive Broadband has agreed to use its reasonable best efforts to cause its affiliates to execute affiliate agreements not less than 30 days prior to the closing of the merger.

           INTRODUCTION TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

   On November 12, 2000, Western Multiplex entered into an agreement and plan of merger to purchase Adaptive Broadband. Under the terms of the agreement, Western Multiplex will purchase Adaptive Broadband for consideration of approximately 51.0 million shares of Western Multiplex's common stock, based on the number of shares of Adaptive Broadband common stock issued and outstanding as of November 9, 2000 and the estimated number of shares of Adaptive Broadband common stock to be issued in connection with the termination of Adaptive Broadband and subsidiary's Phantom Stock Plan upon the consummation of the merger. Additionally, Western Multiplex will assume the outstanding options to purchase Adaptive Broadband common stock except (a) each Adaptive Broadband option will be exercisable for that number of whole shares of Western Multiplex common stock equal to the product of the number of shares of Adaptive Broadband common stock that were issuable upon exercise of such Adaptive Broadband option immediately prior to the merger multiplied by 1.345, rounded down to the nearest whole number of shares of Western Multiplex common stock and (b) the per share exercise price for the shares of Western Multiplex common stock issuable upon exercise of such assumed Adaptive Broadband option will be equal to the quotient determined by dividing the exercise price per share of Adaptive Broadband common stock at which such Adaptive Broadband option was exercisable immediately prior to the merger by 1.345, rounded up to the nearest whole cent. The value of the stock options to be assumed by Western Multiplex has been estimated at approximately $22.1 million, and this amount has been included in the purchase price for pro forma purposes.

   The acquisition of Adaptive Broadband will be accounted for under the purchase method of accounting whereby the total cost of the acquisition, including related fees and expenses, is allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the effective date of the acquisition. Such allocation has been made based upon currently available information and management's estimates. Final allocations will be determined upon completion of the analysis of the assets acquired and liabilities assumed at the effective date of the acquisition. Since the acquisition of Adaptive Broadband has not been completed, the actual consideration cannot yet be determined. For the purpose of the pro forma financial information included herein, the number of shares of Western Multiplex common stock issued in the acquisition of Adaptive Broadband, has been estimated based on the number of shares of Adaptive Broadband common stock outstanding on November 9, 2000 and the estimated number of shares of Adaptive Broadband common stock to be issued in connection with the termination of Adaptive Broadband and subsidiary's Phantom Stock Plan upon the consummation of the merger. The actual number of Western Multiplex common shares to be issued will be based on the actual shares outstanding as of the completion of the merger and the actual number of shares of Adaptive Broadband common stock to be issued in connection with the termination of Adaptive Broadband and subsidiary's Phantom Stock Plan upon the consummation of the merger.

   The unaudited pro forma condensed combined balance sheet gives effect to the merger as if it had occurred on September 29, 2000, and includes Western Multiplex's balance sheet as of September 29, 2000, and the balance sheet as of September 30, 2000 for Adaptive Broadband. The unaudited pro forma condensed combined statements of operations give effect to the proposed merger as if it had occurred at the beginning of the periods presented. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 1999, includes the results of operations of Western Multiplex for the year ended December 31, 1999, combined with the results of operations of Adaptive Broadband for the year ended December 31, 1999. The unaudited pro forma condensed combined statement of operations for the nine months ended
September 29, 2000, includes the results of operations for Western Multiplex for the nine months ended September 29, 2000 combined with the results of operations of Adaptive Broadband for the nine months ended September 30, 2000.

   The unaudited pro forma condensed combined financial statements do not purport to represent what the results of operations or financial position of Western Multiplex would actually have been if the transaction had occurred on such date or to project the results of operations or financial positions of Western Multiplex for any future date or period. Furthermore, the unaudited pro forma condensed combined statements of operations set forth below are based on assumptions that Western Multiplex believes are reasonable and should be read in conjunction with the respective financial statements and related notes thereto included elsewhere in this proxy statement/prospectus, and "Western Multiplex Management's Discussion and Analysis of Financial Condition and Results of Operations."

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                            AS OF SEPTEMBER 29, 2000
                                 (IN THOUSANDS)

                                   Historical Historical
                                    Western    Adaptive  Pro Forma(a) Pro Forma
                                   Multiplex  Broadband   Adjustment  Combined
                                   ---------- ---------- ------------ ---------
             ASSETS
Cash and cash equivalents........   $ 59,364   $120,345    $(26,931)  $152,778
Accounts receivable, net.........     26,022     27,102         --      53,124
Inventory........................     11,495      4,613         --      16,108
Prepaid expenses and other.......      1,703      1,672         --       3,375
Deferred tax assets..............      1,057      6,693         --       7,750
                                    --------   --------    --------   --------
  Total current assets...........     99,641    160,425     (26,931)   233,135
Equipment and leasehold
 improvements, net...............      4,093     10,180         --      14,273
Deferred tax assets..............      3,447     14,235         --      17,682
Goodwill and other intangible
 assets, net.....................     23,641      2,837     418,431    444,909
Other assets.....................      2,500      2,502         --       5,002
                                    --------   --------    --------   --------
  Total assets...................   $133,322   $190,179    $391,500   $715,001
                                    ========   ========    ========   ========
  LIABILITIES AND STOCKHOLDERS'
             EQUITY
Liabilities
Accounts payable.................   $  8,924   $  7,167    $    --    $ 16,091
Accrued liabilities..............      6,660     27,844        (700)    33,804
Payable to parent company........        106        --          --         106
                                    --------   --------    --------   --------
  Total current liabilities......     15,690     35,011        (700)    50,001
                                    --------   --------    --------   --------
Long-term liabilities............         38        --          --          38
                                    --------   --------    --------   --------
  Total liabilities..............     15,728     35,011        (700)    50,039
                                    --------   --------    --------   --------
Stockholders' equity
Common stock.....................        975      3,764      (3,254)     1,485
Paid-in capital..................    141,466    155,611     416,247    713,324
Treasury stock...................    (21,000)       --          --     (21,000)
Retained earnings (accumulated
 deficit)........................      2,777     (4,060)    (20,940)   (22,223)
Deferred stock compensation......     (5,469)       --          --      (5,469)
Less: Employee stock subscription
 receivables.....................     (1,155)       --          --      (1,155)
Accumulated other comprehensive
 loss............................        --        (147)        147        --
                                    --------   --------    --------   --------
  Total stockholders' equity.....    117,594    155,168     392,200    664,962
                                    --------   --------    --------   --------
  Total liabilities and
   stockholders' equity..........   $133,322   $190,179    $391,500   $715,001
                                    ========   ========    ========   ========

            UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

                      FOR THE YEAR ENDED DECEMBER 31, 1999
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   Historical Historical
                                    Western    Adaptive  Pro Forma(b) Pro Forma
                                   Multiplex  Broadband   Adjustment  Combined
                                   ---------- ---------- ------------ ---------
Revenue..........................   $44,750    $  3,300    $    --    $  48,050
Cost of revenue..................    22,470       3,775         --       26,245
                                    -------    --------    --------   ---------
    Gross profit (loss)..........    22,280        (475)        --       21,805
                                    -------    --------    --------   ---------
Operating expenses
  Research and development.......     5,925       9,024         --       14,949
  Sales and marketing............     6,154       6,053         --       12,207
  General and administrative.....     2,038      10,399         --       12,437
  Amortization of goodwill and
   other intangibles.............       737         299      83,955      84,991
  Recapitalization costs.........     3,050         --          --        3,050
                                    -------    --------    --------   ---------
    Total operating expenses.....    17,904      25,775      83,955     127,634
                                    -------    --------    --------   ---------
    Operating income (loss) from
     continuing operations.......     4,376     (26,250)    (83,955)   (105,829)
Interest income (expense), net...      (368)     (2,026)        --       (2,394)
Premium on conversion of notes...       --       (1,093)        --       (1,093)
                                    -------    --------    --------   ---------
    Income (loss) from continuing
     operations before taxes.....     4,008     (29,369)    (83,955)   (109,316)
Income tax provision (benefit
 from income taxes)..............     2,831     (10,574)        --       (7,743)
                                    -------    --------    --------   ---------
    Income (loss) from continuing
     operations..................   $ 1,177    $(18,795)   $(83,955)  $(101,573)
                                    =======    ========    ========   =========
Basic net income (loss) per share
 from continuing operations......      0.02       (0.63)                  (0.82)
Diluted net income (loss) per
 share from continuing
 operations......................      0.02       (0.63)                  (0.82)
Shares used in computing basic
 net income (loss) per share from
 continuing operations...........    73,000      30,066                 124,013
Shares used in computing diluted
 net income (loss) per share from
 continuing operations...........    73,000      30,066                 124,013

            UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

                  FOR THE NINE MONTHS ENDED SEPTEMBER 29, 2000
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                    Historical Historical
                                     Western    Adaptive  Pro Forma(b) Pro Forma
                                    Multiplex  Broadband   Adjustment  Combined
                                    ---------- ---------- ------------ ---------
Revenue...........................   $67,873    $ 49,613    $    --    $117,486
Cost of revenue...................    31,840      39,662         --      71,502
                                     -------    --------    --------   --------
    Gross profit..................    36,033       9,951         --      45,984
                                     -------    --------    --------   --------
Operating expenses                                               --
  Research and development........     8,067      16,333         --      24,400
  Sales and marketing.............    10,518      10,683         --      21,201
  General and administrative......     4,097      11,328         --      15,425
  Amortization of goodwill and
   other intangibles..............     1,660         318      62,872     64,850
  Amortization of deferred stock
   compensation...................     2,914         --          --       2,914
                                     -------    --------    --------   --------
    Total operating expenses......    27,256      38,662      62,872    128,790
                                     -------    --------    --------   --------
    Operating income (loss) from
     continuing operations........     8,777     (28,711)    (62,872)   (82,806)
Interest income (expense), net....      (966)      2,329         --       1,363
Gain on disposal of investments,
 net..............................       --        6,078         --       6,078
                                     -------    --------    --------   --------
    Income (loss) from continuing
     operations before taxes......     7,811     (20,304)    (62,872)   (75,365)
Income tax provision (benefit from
 income taxes)....................     4,413      (7,310)        --      (2,897)
                                     -------    --------    --------   --------
    Income (loss) from continuing
     operations...................   $ 3,398    $(12,994)   $(62,872)  $(72,468)
                                     =======    ========    ========   ========
Basic net income (loss) per share
 from continuing operations.......      0.08       (0.35)                 (0.76)
Diluted net income (loss) per
 share from continuing
 operations.......................      0.07       (0.35)                 (0.76)
Shares used in computing basic net
 income (loss) per share from
 continuing operations............    44,226      36,654                 95,239
Shares used in computing diluted
 net income (loss) per share from
 continuing operations............    50,016      36,654                 95,239

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                              FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

   The unaudited pro forma condensed combined financial statements included herein have been prepared by Western Multiplex pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, Western Multiplex believes that the disclosures are adequate to make the information presented not misleading.

   Certain Adaptive Broadband amounts have been reclassified to conform with Western Multiplex's expected presentation upon consummation of the proposed merger.

   Western Multiplex expects that it may incur additional costs to integrate the merged entities over the course of the next several years. Such costs have not been considered in the pro forma financial statements and will be recorded as operating expenses if and when they are determined.

2. UNAUDITED CONDENSED COMBINED PRO FORMA ADJUSTMENTS

AS OF SEPTEMBER 29, 2000

   (a) Records the purchase of Adaptive Broadband by Western Multiplex.

  --The purchase of Adaptive Broadband is allocated based upon the estimated fair value of the assets acquired and liabilities assumed, which approximates book value. This allocation is subject to change pending a final analysis of the value of the assets acquired and liabilities assumed. The following table summarizes the components of the total purchase price and the estimated allocation (in thousands, except share amounts):

     Fair Value of Western Multiplex common stock (51,012,669
      shares)........................................................ $550,299
     Fair Value of Adaptive Broadband option assumed.................   22,069
     Adaptive Broadband and subsidiary's Phantom Stock Plan
      termination costs (cash portion) ..............................    2,931
     Transaction costs...............................................   24,000
                                                                      --------
     Estimated total purchase price..................................  599,299
     Less: net tangible assets acquired(*)...........................  153,031
                                                                      --------
     Estimated acquired intangibles and goodwill..................... $446,268
                                                                      ========

--------
(*) Net of (1) $1,500 severance costs to be accrued and (2) $2,200 reversal of Phantom Stock Plan accrued liabilities.

  --Records the write-off of in-process research and development costs of $25.0 million. The in-process research and development charge has not been included in the accompanying unaudited pro forma condensed combined statements of operations as it represents a non-recurring charge directly related to the acquisition.

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                       FINANCIAL STATEMENTS--(Continued)


YEAR ENDED DECEMBER 31, 1999 AND THE NINE MONTHS ENDED SEPTEMBER 29, 2000

   (b) Reflects goodwill and other intangible assets amortization related to the acquisition of Adaptive Broadband, and the elimination of amortization relating to historical goodwill carried on the books of Adaptive Broadband, which is eliminated in the purchase of Adaptive Broadband by Western Multiplex. Historical amortization included in the Adaptive Broadband financial statements, was $299,000 and $318,000 for the pro forma twelve months ended December 31, 1999 and the nine months ended September 29, 2000, respectively. The goodwill is being amortized over 5 years, the developed technology is being amortized over 5 years, and the intangibles are amortized over 5 years using the straight-line method as follows (in thousands):

                                                     Adaptive Broadband
                                               -------------------------------
                                                        Developed
                                               Goodwill Technology Intangibles
                                               -------- ---------- -----------
Purchase price allocated...................... $335,268  $65,000     $21,000
Amortization period, in months................       60       60          60
Amortization expense per month................    5,588    1,083         350
Twelve month pro forma adjustment to goodwill
 and other intangibles........................   67,054   13,000       4,200
Nine month pro forma adjustment to goodwill
 and other intangibles........................ $ 50,290  $ 9,750     $ 3,150

3. UNAUDITED PRO FORMA NET LOSS PER SHARE

   The pro forma basic and diluted net loss per share calculations assumes that 51,012,669 shares of Western Multiplex common stock issued in the Adaptive Broadband acquisition were outstanding for the entire year in 1999 and for the nine-month period ended September 29, 2000.

                       COMPARISON OF RIGHTS OF HOLDERS OF
                       WESTERN MULTIPLEX COMMON STOCK AND
                        ADAPTIVE BROADBAND COMMON STOCK

   This section of the proxy statement/prospectus describes material differences between Western Multiplex common stock, on the one hand, and Adaptive Broadband common stock, on the other hand. While we believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to both Western Multiplex and Adaptive Broadband stockholders, including the certificate of incorporation and bylaws of Western Multiplex and the certificate of incorporation and bylaws of Adaptive Broadband. Western Multiplex and Adaptive Broadband stockholders should read this entire document and the other documents referred to carefully for a more complete understanding of the differences between Western Multiplex common stock and Adaptive Broadband common stock.

   Adaptive Broadband's certificate of incorporation and bylaws currently govern the rights of stockholders of Adaptive Broadband. After the completion of the merger, Adaptive Broadband common stockholders will become stockholders of Western Multiplex. As a result, former Adaptive Broadband stockholders' rights will be governed by Western Multiplex's certificate of incorporation and bylaws. The following table summarizes material differences between the rights of Western Multiplex stockholders and Adaptive Broadband stockholders under the certificate of incorporation and bylaws of Western Multiplex and of Adaptive Broadband.

                            Western Multiplex (Delaware)      Adaptive Broadband (Delaware)
                            ----------------------------      -----------------------------
Common stock............ Two classes of common stock:       Two series of common stock:

                         .Class A common stock              .common stock

                         .Class B common stock              .Series A Junior common stock

                         The holders of Class A common      The holders of common stock are
                         stock are entitled to one vote     entitled to one vote for each
                         for each share of Class A common   share of common stock and the
                         stock and the holders of Class B   holders of Series A Junior common
                         common stock are entitled to ten   stock are entitled to 1/20th of
                         votes for each share of Class B    one vote for each share of Series
                         common stock.                      A Junior common stock.

                         The holders of Class B common      Series A Junior common stock will
                         stock have the right, at any       automatically convert into common
                         time, to convert all or part of    stock upon the occurrence of a
                         any such holder's shares of Class  merger of Adaptive Broadband with
                         B common stock into the            or into another corporation.
                         equivalent number of shares of
                         fully paid and nonassessable
                         Class A common stock.

                         There is currently no Class B      There is currently no Series A
                         common stock outstanding.          Junior common stock outstanding.

                            Western Multiplex (Delaware)      Adaptive Broadband (Delaware)
                            ----------------------------      -----------------------------
Dividends............... Holders of Western Multiplex       Holders of Adaptive Broadband
                         common stock are entitled to       common stock are entitled to
                         dividends or other distributions   dividends or other distributions
                         when, as and if declared by the    if declared by the board of
                         board of directors out of legally  directors out of legally available funds. The right of the  available funds. Holders of
                         board of directors to declare      Series A Junior common stock will
                         dividends is subject to the        receive 1/20th of the amount per
                         rights of holders of preferred     share to be received per share by
                         stock or any class or series of    the holders of common stock. The
                         stock having a preference over or  right of the board of directors the right to participate with the  to declare dividends is subject
                         common stock with respect to the   to the rights of holders of
                         payment of dividends.              preferred stock or any class or
                                                            series of stock having a
                                                            preference over or the right to
                                                            participate with the common stock
                                                            with respect to the payment of
                                                            dividends.

Liquidation............. If Western Multiplex liquidates,   If Adaptive Broadband liquidates,
                         holders of Class A common stock    holders of common stock and
                         and Class B common stock will      Series A Junior common stock will
                         share in the assets remaining      share in the assets remaining
                         after satisfaction in full of the  after satisfaction in full of the
                         prior rights of creditors and      prior rights of creditors and
                         payment of the aggregate           payment of the aggregate
                         liquidation for all outstanding    liquidation for all outstanding
                         shares of preferred stock, pro     shares of preferred stock.
                         rata in proportion to the number   Holders of Series A Junior common
                         of shares held by each of them.    stock will receive in liquidation
                                                            an amount per share equal to
                                                            1/20th of the amount paid in
                                                            liquidation with respect to a
                                                            share of common stock. Adaptive
                                                            Broadband may repurchase shares
                                                            of Series A Junior common stock
                                                            without notifying or obtaining
                                                            the consent of the holders of
                                                            common stock.

                            Western Multiplex (Delaware)      Adaptive Broadband (Delaware)
                            ----------------------------      -----------------------------
Preferred stock......... The Western Multiplex certificate  The Adaptive Broadband
                         of incorporation authorizes the    certificate of incorporation
                         board to issue preferred stock in  authorizes the board to issue one or more series and to set the  preferred stock in one or more
                         designations and powers,           series and to set the
                         preferences and rights, and the    designations and powers,
                         qualifications, limitations and    preferences and rights, and the
                         restrictions of each series of     qualifications, limitations and
                         preferred stock. The Western       restrictions of each series of
                         Multiplex certificate of           preferred stock. The Adaptive
                         incorporation authorizes the       Broadband certificate of
                         board to issue up to 25,000,000    incorporation authorizes the
                         shares of preferred stock.         board to issue up to 5,000,000
                         Western Multiplex does not         shares of preferred stock.
                         currently have any shares of       Adaptive Broadband has designated
                         preferred stock outstanding.       all of the shares of preferred
                                                            stock as Series A Junior
                                                            Participating preferred stock,
                                                            all of which have been reserved
                                                            for issuance upon exercise of
                                                            rights distributed to holders of
                                                            Adaptive Broadband common stock
                                                            pursuant to a rights agreement,
                                                            dated as of June 17, 1999,
                                                            between Adaptive Broadband and
                                                            Bank Boston, N.A as amended.
                                                            Adaptive Broadband does not
                                                            currently have any shares of
                                                            Series A Junior Participating
                                                            preferred stock outstanding.

Preemptive and
 preferential rights.... Western Multiplex's certificate    Same.
                         of incorporation does not contain
                         a provision for preemptive and
                         preferential rights.

Special meeting of
 stockholders........... Under Delaware law, a special      Under Delaware law, a special
                         meeting of stockholders may be     meeting of stockholders may be
                         called by the board of directors   called by the board of directors
                         or any other person authorized to  or any other person authorized to
                         do so in the certificate of        do so in the certificate of
                         incorporation or the bylaws.       incorporation or the bylaws.
                         Western Multiplex's certificate    Adaptive Broadband's certificate
                         of incorporation and bylaws        of incorporation and bylaws
                         authorize only the chief           authorize the chairman of the
                         executive officer, the president   board of directors, the chief
                         of Western Multiplex or the board  executive officer, the president,
                         of directors to call a special     the board of directors, a
                         meeting of stockholders.           committee of the board of
                                                            directors which has been duly
                                                            designated by the board of
                                                            directors and whose powers and
                                                            authority, as provided in the
                                                            bylaws or by resolution of the
                                                            board of directors, include the
                                                            power to call special meetings,
                                                            and stockholders of Adaptive
                                                            Broadband owning, directly or
                                                            indirectly, shares possessing not
                                                            less than 10% of the votes
                                                            eligible to be cast for the
                                                            election of directors at the time
                                                            in question, to call a special
                                                            meeting of stockholders.

                           Western Multiplex (Delaware)      Adaptive Broadband (Delaware)
                           ----------------------------      -----------------------------
Action by written
 consent in lieu of a
 stockholders'
 meeting............... Under Delaware law, stockholders   Same.
                        may take action by written
                        consent in lieu of voting at a
                        meeting. Delaware law allows
                        corporations to eliminate this
                        provision from its certificate of
                        incorporation. Western
                        Multiplex's certificate of
                        incorporation eliminates the
                        ability of a stockholder to act
                        by written consent. Any action
                        required or permitted to be taken
                        by the stockholders of Western
                        Multiplex must be taken at a duly
                        called annual or special meeting
                        of stockholders.

Advance notice
 provisions for board
 nominations and other
 stockholder business--
 annual meetings....... The Western Multiplex certificate  Under federal securities laws,
                        of incorporation provides          unless a stockholder who wishes
                        stockholders may nominate persons  to bring a matter before the
                        for election to the board of       stockholders at the annual
                        directors and propose business at  meeting notifies the company of
                        an annual meeting only by giving   the matter prior to the
                        notice to the secretary of         anniversary of the prior year's
                        Western Multiplex not less than    proxy statement mailing date
                        60 days nor more than 90 days      minus 45 days, management will
                        prior to the first anniversary of  have discretionary authority to
                        the preceding year's annual        vote all shares for which it has
                        meeting. However, if the date of   proxies in opposition to the
                        the annual meeting is delayed      matter. If during the prior year
                        more than 30 days or delayed by    the company did not hold an
                        more than 60 days from such        annual meeting, or if the date of
                        anniversary date, notice by the    the meeting has changed more than
                        stockholder to be timely must be   30 days from the prior year, then
                        delivered no earlier than 90 days  notice must not have been
                        prior to such annual meeting and   received a reasonable time before
                        not later than the close of        the company mails its proxy
                        business on the later of 60 days   material for the current year.
                        prior to such annual meeting or
                        10 days following such public
                        announcement of the date of such
                        meeting is first made.

Advance notice
 provisions for board
 nomination and other
 stockholder business--
 special meetings...... Western Multiplex's bylaws         Same.
                        provide that at special meetings
                        of stockholders the only business
                        that can be conducted will be the
                        items of business set forth in
                        the notice of special meeting.


                            Western Multiplex (Delaware)      Adaptive Broadband (Delaware)
                            ----------------------------      -----------------------------
Number of directors..... Western Multiplex's bylaws and     Adaptive Broadband's bylaws and
                         certificate of incorporation       certificate of incorporation
                         provide that the board of          provide that the board of
                         directors shall be fixed by        directors shall be fixed by
                         resolution of the board. Any       resolution of the board or by the
                         increase or decrease in the        affirmative vote of the holders
                         number of directors is to be       of not less than a majority of
                         apportioned by the board among     the total voting power of all
                         the three classes of directors so  outstanding shares of voting
                         as to maintain such classes as     stock.
                         nearly equal in number as
                         possible. Any decrease in the
                         number of directors will not
                         shorten the term of any incumbent
                         director.

Classified board........ Delaware law provides that a       Adaptive Broadband's certificate
                         corporation's board of directors   of incorporation does not provide
                         may be divided into various        for a classified board of
                         classes with staggered terms of    directors.
                         office. Western Multiplex's
                         certificate of incorporation
                         provides for a classified board
                         of directors, with the board
                         divided into three classes. Each
                         class of directors shall have as
                         close as possible to the same
                         number of directors.

Removal of directors.... Western Multiplex's certificate    Under Delaware law, any director
                         of incorporation provides for the  or the entire board of directors
                         removal of a director only upon    may be removed, with or without
                         showing cause and only by the      cause, by the holders of a
                         affirmative vote of 66             majority of the shares then
                         2/3 percent of the stockholders    entitled to vote at an election
                         then entitled to vote in the       of directors except that in the
                         election of directors, voting      case of a corporation having
                         together as a single class.        cumulative voting, if less than
                                                            the entire board is to be
                                                            removed, no director may be
                                                            removed without cause if the
                                                            votes cast against the director's
                                                            removal would be sufficient to
                                                            elect the director if then
                                                            cumulatively voted at an election
                                                            of the entire board of directors.
                                                            Adaptive Broadband's certificate
                                                            of incorporation allows for
                                                            cumulative voting.

                            Western Multiplex (Delaware)      Adaptive Broadband (Delaware)
                            ----------------------------      -----------------------------
Board of director
 vacancies.............. Under Delaware law, vacancies and  Under Delaware law, vacancies and
                         newly created directorships may    newly created directorships may
                         be filled by a majority of the     be filled by a majority of the
                         directors then in office, even if  directors then in office, even if
                         less than a quorum, unless the     less than a quorum, unless the
                         certificate of incorporation or    certificate of incorporation or
                         bylaws provide otherwise. Western  bylaws provide otherwise.
                         Multiplex's bylaws provide that    Adaptive Broadband's bylaws
                         whenever a vacancy occurs or the   provide that whenever a vacancy
                         number of directors is increased,  occurs or the number of directors
                         a majority of the remaining        is increased, a majority of the
                         directors, even if less than a     remaining directors, even if less
                         quorum, may choose a successor to  than a quorom, may choose a
                         fill the new directorship who      successor to fill the new
                         will hold office for the           directorship who will hold office
                         unexpired term of the director in  until his successor has been
                         respect of which such vacancy      elected and qualifies or until he
                         occurred and in the case of a new  resigns or is removed.
                         directorship, until the next
                         annual meeting of the
                         stockholders at which members of
                         the director's class are elected.

Indemnification......... The Western Multiplex certificate  The Adaptive Broadband bylaws
                         of incorporation and bylaws        provide that the directors shall
                         provide that the directors and     be indemnified to the fullest
                         officers shall be indemnified to   extent authorized by law and that
                         the fullest extent authorized by   the company is authorized to
                         law against any action,            indemnify its officers, employees
                         proceeding or suit brought         and other agents.
                         against such a person by reason
                         of the fact that he or she (i) is
                         or was an agent of Western
                         Multiplex; (ii) was a director or
                         officer of a corporation that was
                         a predecessor corporation of
                         Western Multiplex or of another
                         enterprise at the request of such
                         predecessor corporation; or (iii)
                         serves or served at any other
                         enterprise at the request of
                         Western Multiplex.

                         The Western Multiplex certificate  The Adaptive Broadband bylaws
                         of incorporation authorizes        authorize Adaptive Broadband to
                         Western Multiplex to maintain      purchase insurance on behalf of
                         insurance, at its expense, to      any person required or permitted
                         protect itself and any director,   to be indemnified.
                         officer, employee or agent of
                         Western Multiplex against any
                         expense, liability or loss.

                            Western Multiplex (Delaware)      Adaptive Broadband (Delaware)
                            ----------------------------      -----------------------------
Limitations on
 liability.............. The Western Multiplex certificate  Same.
                         of incorporation limits, to the
                         fullest extent permitted by
                         Delaware law, the personal
                         liability of a director of
                         Western Multiplex to Western
                         Multiplex or its stockholders as
                         a director for monetary damages
                         for breach of a fiduciary duty as
                         a director. Under Delaware law,
                         such provision may not eliminate
                         or limit director monetary
                         liability for:

                         . breaches of the director's duty
                           of loyalty to Western Multiplex
                           or its stockholders;

                         . acts or omissions not in good
                           faith or involving intentional
                           misconduct or knowing
                           violations of law;

                         . payment of unlawful dividends
                           or unlawful stock repurchases
                           or redemptions; or

                         . any transaction in which the
                           director received improper
                           personal benefit.

                            Western Multiplex (Delaware)      Adaptive Broadband (Delaware)
                            ----------------------------      -----------------------------
Stockholder approval of
 certain business
 combinations........... Under Delaware law, "business      Same.
                         combinations" by corporations
                         with "interested stockholders",
                         or certain stockholders that own
                         more than 15% of the
                         corporation's outstanding voting
                         stock, are subject to a
                         moratorium of three years unless
                         specified conditions are met. The
                         prohibited transactions include a
                         merger with, disposition of
                         assets to, or the issuance of
                         stock to, the interested
                         stockholder, or certain
                         transactions that have the effect
                         of increasing the proportionate
                         share of the outstanding
                         securities held by the interested
                         stockholder. Under Delaware law,
                         an interested stockholder may
                         avoid the prohibition against
                         effecting certain significant
                         transactions with the corporation
                         if the board of directors, prior
                         to the time such stockholder
                         becomes an interested
                         stockholder, approves such
                         transaction or the transaction by
                         which such stockholder becomes an
                         interested stockholder or if at
                         or subsequent to such time the
                         board of directors and at least
                         66 2/3% of the stockholders other
                         than the interested stockholders
                         approve such transaction. These
                         provisions of Delaware law apply
                         to a Delaware corporation unless
                         the corporation "opts out" of the
                         provisions in its certificate of
                         incorporation or bylaws. Western
                         Multiplex has not opted out of
                         these provisions in its
                         certificate of incorporation or
                         bylaws and consequently is
                         subject to these provisions.

Listing................. Western Multiplex common stock is  Adaptive Broadband common stock
                         listed on the Nasdaq National      is listed on Nasdaq National
                         Market under the symbol "WMUX".    Market under the symbol "ADAP".

                  PRINCIPAL STOCKHOLDERS OF WESTERN MULTIPLEX

Five-Percent Holders

   The following table shows the number of shares of common stock of Western Multiplex beneficially owned (as of November 30, 2000, that latest practical date on which information was available prior to the date of mailing of this proxy statement/prospectus) by each person or entity who Western Multiplex knows beneficially owns more than 5% of its common stock.

   Unless otherwise indicated below, the address for each listed stockholder is c/o Western Multiplex, 1196 Borregas Avenue, Sunnyvale, California 94089.

                                                          Amount and
                                                          Nature of  Percent of
                                                          Beneficial Outstanding
Name and Address of Beneficial Owner                      Ownership   Shares(1)
------------------------------------                      ---------- -----------
WMC Holding LLC(2)....................................... 39,796,351    71.5%
Ripplewood Partners, L.P.(2)............................. 39,796,351    71.5%
Ripplewood Employees Co-Investment Fund, L.P.(2)......... 39,796,351    71.5%
Jonathan N. Zakin(2).....................................  3,074,900     5.5%

--------
(1) Beneficial ownership is determined in accordance with the rules of the SEC. Percentages for each person are based on 55,688,754 shares outstanding at November 30, 2000, plus the total number of outstanding options or warrants held by such person that are exercisable within 60 days of such date. Shares issuable upon exercise of outstanding options and warrants, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to the table, Western Multiplex believes that the beneficial owners listed in this table, based on information provided by them, have sole voting and investment power over the number of shares listed opposite their names, subject to community property laws where applicable.

(2) WMC Holding LLC is controlled by Ripplewood Partners, L.P. and Ripplewood Employee Co-Investment Fund, L.P. Shareholders of WMC Holding LLC also include some of Western Multiplex's directors and employees, including Messrs. Zakin, Seedman, Zoufonoun, Saefke and Corsentino and Ms. Huber.

Management

   The following table sets forth certain information with respect to the beneficial ownership of Western Multiplex common stock as of November 30, 2000 by (x) each executive officer of Western Multiplex, (y) each director of Western Multiplex and (z) all executive officers and directors of Western Multiplex as a group. Unless otherwise indicated below, the address for each listed director and executive officer is c/o Western Multiplex, 1196 Borregas Avenue, Sunnyvale, California 94089.

                                                       Amount and
                                                         Nature     Percent of
                                                      of Beneficial Outstanding
Name and Address of Beneficial Owner                    Ownership    Shares(1)
------------------------------------                  ------------- -----------
Jonathan N. Zakin....................................   3,074,900       5.5%
Michael S. Seedman...................................   1,451,600       2.6%
Timothy C. Collins(2)................................         --        --
Jeffrey M. Hendren(2)................................         --        --
Amir Zoufonoun(3)....................................     886,667       1.6%
Nancy Huber(4).......................................      59,584        *
Fred Corsentino(5)...................................      59,584        *
John H. Saefke(6)....................................      20,834        *
Hironori Aihara(7)...................................      42,157        *
Michael J. Boskin(8).................................      42,157        *
Peter O. Crisp(9)....................................      42,157        *
Stanley S. Shuman(10)................................      42,157        *
All executive officers and directors as a group......   5,721,797      10.3%

--------
  *  Represents less than 1.0%.

 (1) Beneficial ownership is determined in accordance with the rules of the SEC. Percentages for each person are based on 55,688,754 shares outstanding at November 30, 2000, plus the total number of outstanding options or warrants held by such person that are exercisable within 60 days of such date. Shares issuable upon exercise of outstanding options and warrants, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except as otherwise indicated, Western Multiplex believes that the beneficial owners listed in this table, based on information provided by them, have sole voting and investment power over the number of shares listed opposite their names, subject to community property laws where applicable.

 (2) Messrs. Collins and Hendren are affiliated with Ripplewood in the capacities described under "Management and Directors of Western Multiplex and the Combined Company" beginning on page 131. Their address is c/o Ripplewood Holdings LLC, One Rockefeller Plaza, New York, New York 10020. Messrs. Collins and Hendren disclaim beneficial ownership of Western Multiplex common stock that are owned by Ripplewood Partners, L.P. or Ripplewood Employee Co-Investment Fund, L.P.

 (3) The number of shares includes 886,667 shares of common stock issuable upon the exercise of options exercisable within 60 days of the date of this proxy statement/prospectus.

 (4) The number of shares includes 59,584 shares of common stock issuable upon the exercise of options exercisable within 60 days of the date of this proxy statement/prospectus.

 (5) The number of shares includes 59,584 shares of common stock issuable upon the exercise of options, exercisable within 60 days of the date of this proxy statement/prospectus.

 (6) The number of shares includes 20,834 shares of common stock issuable upon the exercise of options exercisable within 60 days of this proxy statement/prospectus.

 (7) The number of shares includes 33,333 shares of common stock issuable upon the exercise of options exercisable within 60 days of the date of this proxy statement/prospectus.

 (8) The number of shares includes 33,333 shares of common stock issuable upon the exercise of options exercisable within 60 days of the date of this proxy statement/prospectus.

 (9) The number of shares includes 33,333 shares of common stock issuable upon the exercise of options exercisable within 60 days of the date of this proxy statement/prospectus.

(10) The number of shares includes 33,333 shares of common stock issuable upon the exercise of options exercisable within 60 days of this proxy statement/prospectus.

                  PRINCIPAL STOCKHOLDERS OF ADAPTIVE BROADBAND

Five-Percent Holders

   The following table shows the number of shares of common stock of Adaptive Broadband beneficially owned (as of November 30, 2000, that latest practical date on which information was available prior to the date of mailing of this proxy statement/prospectus) by each person or entity who Adaptive Broadband knows beneficially owns more than five percent of its common stock.

                                                          Amount and
                                                          Nature of  Percent of
                                                          Beneficial Outstanding
Name and Address of Beneficial Owner                      Ownership   Shares(1)
------------------------------------                      ---------- -----------
Citigroup Inc.(2)........................................ 4,930,556     13.1
 153 East 53rd Street
 New York, NY 10043
FMR Corp.(3)............................................. 3,799,832     10.1
 82 Devonshire Street
 Boston, MA 02109

--------
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. This table is based upon information supplied by Schedules 13D and 13G filed with the SEC. Percentages are based on 37,698,723 shares outstanding at November 30, 2000, plus the total number of outstanding options or warrants held by such person that are exercisable within 60 days of such date. Shares issuable upon exercise of outstanding options and warrants, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, Adaptive Broadband believes that the beneficial owners listed in this table, based on information provided by them, have sole voting and investment power over the number of shares listed opposite their names, subject to community property laws where applicable.

(2) Beneficially owned indirectly by subsidiaries of Citigroup Inc. Citigroup and its subsidiaries reported shared voting and dispositive power with respect to all of such shares.

(3) Beneficially owned indirectly by subsidiaries of FMR Corp. FMR Corp. has sole dispositive power with respect to all such shares and sole voting power with respect to 57,900 of such shares. Members of the Edward C. Johnson III family are the predominant owners of Class B shares of the common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson III owns 12% of and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. In addition, Mr. Johnson III is Chairman of the Board of FMR Corp. and Abigail P. Johnson is a director of FMR Corp. The Johnson family group and all other Class B stockholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

Management

   The following table sets forth certain information with respect to the beneficial ownership of Adaptive Broadband common stock as of November 30, 2000 by (x) each executive officer of Adaptive Broadband, (y) each director of Adaptive Broadband and (z) all executive officers and directors of Adaptive Broadband as a group. Unless otherwise indicated below, the address for each listed director and executive officer is c/o Adaptive Broadband, 1143 Borregas Avenue, Sunnyvale, CA 94089.

                                                        Amount and
                                                        Nature of  Percent of
                                                        Beneficial Outstanding
Name and Address of Beneficial Owner                    Ownership   Shares(1)
------------------------------------                    ---------- -----------
Leslie G. Denend(2)....................................    28,000        *
James C. Granger(3)....................................    25,000        *
Frederick D. Lawrence(4)...............................   940,354      2.5
William L. Martin III(5)...............................    25,000        *
James T. Richardson(6).................................    25,000        *
George G. Arena(7).....................................     3,212        *
Donna S. Birks(8)......................................   516,163      1.4
Daniel L. Scharre(9)...................................   328,186        *
Kenneth J. Wees(10)....................................   106,489        *
All directors and executive officers as a group (9
 persons)(11).......................................... 1,997,404      5.3

--------
  *  Represents less than 1.0%.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Percentages are based on 37,698,723 shares outstanding at November 30, 2000, plus the total number of outstanding options or warrants held by such person that are exercisable within 60 days of such date assuming the acceleration of vesting of such options immediately prior to the consummation of the merger. Shares issuable upon exercise of outstanding options and warrants, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except as otherwise indicated, Adaptive Broadband believes that the beneficial owners listed in this table, based on information provided by them, have sole voting and investment power over the number of shares listed opposite their names, subject to community property laws where applicable.

 (2) The number of shares includes 27,000 shares of common stock issuable upon the exercise of options exercisable within 60 days of the date of the proxy statement/prospectus assuming the acceleration of vesting of such options immediately prior to the consummation of the merger.

 (3) The number of shares includes 20,000 shares of common stock issuable upon the exercise of options exercisable within 60 days of the date of the proxy statement/prospectus assuming the acceleration of vesting of such options immediately prior to the consummation of the merger.

 (4) The number of shares includes 900,000 shares of common stock issuable upon the exercise of options exercisable within 60 days of the date of the proxy statement/prospectus assuming the acceleration of vesting of such options immediately prior to the consummation of the merger.

 (5) The number of shares includes 20,000 shares of common stock issuable upon the exercise of options exercisable within 60 days of the date of the proxy statement/prospectus assuming the acceleration of vesting of such options immediately prior to the consummation of the merger.

 (6) The number of shares includes 20,000 shares of common stock issuable upon the exercise of options exercisable within 60 days of the date of the proxy statement/prospectus assuming the acceleration of vesting of such options immediately prior to the consummation of the merger.

 (7) Mr. Arena resigned from his position as an officer of Adaptive Broadband in January 2000 and his employment with the Company terminated in July 2000.

 (8) The number of shares includes 30,633 shares held by Ms. Birks and her husband as trustees of a family trust. The number of shares includes 485,500 shares of common stock issuable upon the exercise of options exercisable within 60 days of the date of the proxy statement/prospectus assuming the acceleration of vesting of such options immediately prior to the consummation of the merger.

 (9) The number of shares includes 307,880 shares of common stock issuable upon the exercise of options exercisable within 60 days of the date of the proxy statement/prospectus assuming the acceleration of vesting of such options immediately prior to the consummation of the merger.

(10) The number of shares includes 90,000 shares of common stock issuable upon the exercise of options exercisable within 60 days of the date of the proxy statement/prospectus assuming the acceleration of vesting of such options immediately prior to the consummation of the merger.

(11) The number of shares includes 1,870,380 shares of common stock issuable upon the exercise of options exercisable within 60 days of the date of the proxy statement/prospectus assuming the acceleration of vesting of such options immediately prior to the consummation of the merger.

              WESTERN MULTIPLEX CORPORATION EXECUTIVE COMPENSATION

Summary Compensation Table

   The following table sets forth information regarding executive compensation for services rendered during the fiscal year ended December 31, 1999 by Western Multiplex's chief executive officer and its other four most highly paid executive officers whose salary and bonus for the last fiscal year exceeded $100,000. The compensation summarized in this table does not include medical, group life insurance or other plan benefits that are available generally to all of Western Multiplex's salaried employees or perquisites or other personal benefits that do not in the aggregate exceed the lesser of $50,000 or 10% of the officer's salary and bonus.

                                                      Annual
                                                   Compensation
                                                 -----------------
                                          Fiscal                     All Other
      Name and Principal Positions         Year   Salary  Bonus(1)  Compensation
      ----------------------------        ------ -------- --------  ------------
Jonathan N. Zakin........................  1999  $  8,333 $     --    $    --
 Chief Executive Officer and Chairman

Amir Zoufonoun...........................  1999   174,793  729,104         --
 President, Chief Operating Officer and
  Director

Hanan Cohen(2)...........................  1999   127,666  213,292         --

John H. Saefke...........................  1999   101,962   45,000     70,990(3)
 Vice President of International Sales

Graham R. Barnes(4)......................  1999   135,750  382,585         --

--------
(1) These bonus amounts include amounts paid by Glenayre Technologies, Inc. to these individuals for services rendered to Glenayre Technologies, Inc.

(2) Western Multiplex has agreed to accept Mr. Cohen's resignation, effective January 15, 2001. See "--Employment Agreements" below.

(3) This amount represents sales commission paid in fiscal year 1999.

(4) Mr. Barnes is no longer employed by Western Multiplex.

   During 1999, Western Multiplex granted warrants to purchase 2,918,400 shares of its common stock to Seaview Holdings, L.L.C., which is wholly owned by Mr. Zakin, and options to purchase 1,589,000 shares of its common stock to its other named executive officers. The amounts in the table below are based on Western Multiplex's initial public offering price of $12.00 per share. The following table provides information regarding stock options granted during 1999 to persons listed in the Summary Compensation Table.


                      Options Granted in Last Fiscal Year

                                          Individual Grants                    Potential Realizable
                         ---------------------------------------------------- Value At Assumed Annual
                                             % of Total                        Rates of Stock Price
                              Number of        Options                        Appreciation for Option
                             Securities      Granted to  Exercise                     Term(1)
                             Underlying       Employees    Price   Expiration -----------------------
Name                     Options Granted (#) During 1999 ($/Share)    Date        5%          10%
----                     ------------------- ----------- --------- ---------- ----------- -----------
Jonathan N. Zakin.......      2,918,400         46.4%      $.50     11/01/09  $55,585,993 $89,375,736
Amir Zoufonoun..........      1,330,000         21.1%       .50     11/01/09   25,332,158  40,731,130
Hanan Cohen.............        209,000          3.3%       .50     11/01/09    3,980,768   6,400,606
John H. Saefke..........         50,000           .8%       .50     11/01/09      952,337   1,531,245

(1) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the rules of the Securities and Exchange Commission. The actual value, if any, that an executive officer may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance the value realized by an executive officer will be at or near the assumed 5% or 10% levels.

   The following table sets forth information regarding the exercise of stock options by persons named in the Summary Compensation Table and year-end option values. None of the named executive officers exercised options to purchase any shares of Western Multiplex stock in 1999.

          Aggregate Option Exercises and Fiscal Year-End Option Values

                                                                           Value of Unexercised
                                                 Number of Unexercised         In-The-Money
                           Shares                 Options at Year-End     Options at Year-End(1)
                          Acquired     Value   ------------------------- -------------------------
Name                     On Exercise Realized  Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- --------- ----------- ------------- ----------- -------------
Jonathan N. Zakin.......      --       $ --     1,140,000    1,778,400   $13,110,000  $20,451,600
Amir Zoufonoun..........      --       $ --           --     1,330,000           --    15,295,000
Hanan Cohen.............      --       $ --           --       209,000           --     2,403,500
John H. Saefke..........      --       $ --           --        50,000           --       575,000

--------
(1) Assumes that the value of unexercised options at fiscal year-end was $12.00 per share.

Director Compensation

   During 1999, Western Multiplex's directors were not compensated for serving as members of the board of directors. Starting June 30, 2000, all non-employee directors, other than Messrs. Seedman, Collins and Hendren, have been paid as follows:

  . an annual retainer of $75,000 for serving on the board of directors, payable in cash or in shares of Western Multiplex's Class A common stock, at the election of each non-employee director;

  . a meeting fee of $10,000 for each meeting of the board of directors attended in person;

  . a meeting fee of $1,000 for each meeting of the board of directors attended via telephone or teleconference;

  . a meeting fee of $5,000 for each meeting of a committee of the board of directors attended in person; and

  . a meeting fee of $500 for each meeting of a committee of the board of directors attended via telephone or teleconference.

   Western Multiplex's directors are entitled to receive option grants under the 1999 Western Multiplex Stock Incentive Plan. However, no awards have been granted as of the date of this proxy statement/prospectus. Any awards which may be granted in the future will be determined by the compensation committee. However, the full board of directors must approve all awards granted under the plan to directors who beneficially own more than 10% of Western Multiplex's outstanding common stock and, as a result, are subject to Section 16 of the Securities and Exchange Act of 1934.

   On November 1, 1999, Western Multiplex issued warrants to purchase a total of 2,918,400 shares of its common stock at an exercise price of $.50 per share to Seaview Holdings, L.L.C., which is wholly owned by Mr. Zakin, its Chief Executive Officer and Chairman of the board of directors. Western Multiplex also issued warrants to purchase a total of 1,451,600 shares of its common stock at an exercise price of $.50 per share to The Michael and Roberta Seedman Revocable Trust, a trust for which Mr. Seedman, a member of the board of directors, is both trustee and a beneficiary. Warrants held by Seaview Holdings to purchase 1,140,000 shares of Western Multiplex's common stock and warrants held by The Seedman Revocable Trust to purchase 570,000 shares of Western Multiplex's common stock have been exercised. In addition, on June 30, 2000, Western Multiplex issued options to purchase a total of 400,000 shares of its common stock at an exercise price of $8.50 per share to Messrs. Aihara, Boskin, Crisp and Shuman pursuant to the Western Multiplex 2000 Stock Option Plan for Non-Employee Directors.

Employment Agreements

   Jonathan N. Zakin. In October 1999, Western Multiplex entered into an employment and co-investment agreement with Mr. Zakin under which Mr. Zakin has agreed to serve as its chief executive officer and chairman of the board of directors. Under the agreement, Mr. Zakin is entitled to receive an annual base salary of $50,000. He is not eligible for any bonus. Mr. Zakin's employment term is not specified but will terminate upon 60 days' written notice by either party.

   Mr. Zakin's employment agreement contains a provision under which he agrees not to compete with Western Multiplex and not to solicit its employees for a period of one year following his termination.

   Under the employment and co-investment agreement with Mr. Zakin, Seaview Holdings, which is wholly owned by Mr. Zakin, purchased 1,900,000 shares of Class A common stock of WMC Holding for a purchase price of $.50 per share. In addition, Western Multiplex issued warrants to purchase a total of 2,918,400 shares of its common stock at an exercise price of $.50 per share to Seaview Holdings, all of which have been exercised.

   Amir Zoufonoun. In November 1999, Western Multiplex entered into an employment agreement with Mr. Zoufonoun under which Mr. Zoufonoun agreed to serve as its president and chief operating officer. Under the agreement, Mr. Zoufonoun is entitled to receive an annual base salary of $175,000. In addition, Mr. Zoufonoun is eligible for an annual bonus pursuant to an annual incentive plan, with the amount of the bonus based on performance targets established by the board of directors.

   If Western Multiplex terminates Mr. Zoufonoun's employment without cause or if he terminates his employment for good reason, as described in the agreement, Western Multiplex will be required, for a period of 12 months, to pay him his base salary and continue his medical and other benefits, and all of his time-based options will vest immediately. In addition, Mr. Zoufonoun will receive payment of a pro-rated bonus, any accrued vacation days, any deferred compensation and any unreimbursed expenses. For purposes of the employment agreement, a change of control of Western Multiplex does not qualify as good reason for Mr. Zoufonoun to leave. Western Multiplex may terminate Mr. Zoufonoun's employment at any time, and Mr. Zoufonoun may terminate his employment on 90 days' prior written notice. Mr. Zoufonoun has agreed not to disclose any confidential information pertaining to Western Multiplex's business. Furthermore, he has agreed not to compete with Western Multiplex during his employment and for one year following his termination.

   Upon the occurrence of the merger, Mr. Zoufonoun will no longer be president and chief operating officer of Western Multiplex, but instead will have the title of executive vice president of marketing and research development, having duties and responsibilities consistent with such title. In connection with this change in duties and responsibilities, Western Multiplex has agreed to employ Mr. Zoufonoun in his new role pursuant to the terms of his employment agreement, and Mr. Zoufonoun has agreed to waive any right he may have to terminate his employment for good reason, as described in his agreement. Western Multiplex has also agreed to grant Mr. Zoufonoun an option to purchase 200,000 shares of common stock of Western Multiplex and has agreed to waive the transfer restrictions to which all other shares of common stock of Western Multiplex held by Mr. Zoufonoun are currently subject. An agreement reflecting these arrangements between Western Multiplex and Mr. Zoufonoun is currently in draft form.

   Nancy Huber. In February 2000, Western Multiplex entered into an employment agreement with Ms. Huber under which Ms. Huber agreed to serve as its chief financial officer and vice president of finance. Under the employment agreement, Ms. Huber is entitled to receive an annual base salary of $160,000. In addition, Ms. Huber is eligible for an annual bonus pursuant to an annual incentive plan, with the amount of the bonus based on performance targets established by the board of directors. The employment agreement also provides that, immediately prior to a change of control, as defined in the 1999 Western Multiplex Stock Incentive Plan, all of Ms. Huber's outstanding, unvested time-based options will accelerate and become fully vested and immediately exercisable. In addition, transfer restrictions on any shares of Western Multiplex's common stock held by Ms. Huber, other than those imposed by any underwriters in the offering, will lapse.

   If Western Multiplex terminates Ms. Huber's employment without cause or if she terminates her employment for good reason, as described in the employment agreement, Western Multiplex will be required, for a period of 12 months, to pay her base salary, her annual target bonus for the year in which her employment terminates, which will equal up to 40% of her base salary at that time, and continue her medical and other benefits. In addition, Ms. Huber will receive any accrued vacation days, any deferred compensation and any unreimbursed expenses. For purposes of the employment agreement, a change of control of Western Multiplex does not qualify as good reason for Ms. Huber to leave. Western Multiplex may terminate Ms. Huber's employment at any time, and Ms. Huber may terminate her employment on 90 days' prior written notice.
Ms. Huber has agreed not to disclose any confidential information pertaining to Western Multiplex's business. Furthermore, she has agreed not to compete with Western Multiplex during her employment and for one year following her termination.

   In connection with the merger, Western Multiplex and Ms. Huber have entered into an amendatory agreement, under which certain agreements related to Ms. Huber's acquisition and ownership of common stock of Western Multiplex and WMC Holding will be amended effective on the closing of the merger. Under the amendatory agreement, Ms. Huber has agreed to waive any right she may have to terminate her employment for good reason as defined in her employment agreement and has agreed to continue her employment with Western Multiplex until such time as she and the board of directors reasonably agree that she has provided all needed transition and other related services to Western Multiplex and her employment terminates, after which time she shall be entitled to receive all severance payments and benefits to which she would have been entitled if she had terminated her employment for good reason. In consideration of the foregoing, pursuant to the amendatory agreement, Western Multiplex and WMC Holding have agreed to waive the transfer restrictions to which all shares of common stock of Western Multiplex and WMC Holding held by Ms. Huber are currently subject. Western Multiplex has also agreed to fully vest the stock options granted to Ms. Huber as of February 28, 2000 upon the occurrence of the merger, and has extended the period of exercisability of such options from 90 days to one year following her termination of employment.

   Fred Corsentino. In May 2000, Western Multiplex entered into an employment agreement with Mr. Corsentino under which Mr. Corsentino has agreed to serve as its vice president of sales. The employment agreement provides for an annual base salary of $150,000. In addition, Mr. Corsentino is eligible for an annual bonus based on performance targets as established by the board of directors and sales commissions based upon achievement of certain sales quota as established by the board of directors.

   If Western Multiplex terminates Mr. Corsentino's employment without cause or if he terminates his employment for good reason, as described in the employment agreement, Western Multiplex will be required, for a period of 12 months, to pay him his base salary, any accrued commissions, any accrued vacation days, any deferred compensation and any unreimbursed expenses. For purposes of the employment agreement, a change of control of Western Multiplex does not qualify as good reason for Mr. Corsentino to leave. Western Multiplex may terminate Mr. Corsentino's employment at any time for cause, or upon 90 days' prior written notice for any other reason. Mr. Corsentino may terminate his employment on 90 days' prior written notice. Mr. Corsentino has agreed not to disclose any confidential information pertaining to Western Multiplex's business. Furthermore, he has agreed not to compete with Western Multiplex during his employment for and one year following his termination.

   Hanan Cohen. In March 2000, Western Multiplex entered into an employment agreement with Mr. Cohen, under which Mr. Cohen has agreed to serve as its vice president of operations. The employment agreement provides for an annual base salary of $150,003. In addition, Mr. Cohen is eligible for an annual bonus based on performance targets as established by the board of directors.

   Effective as of January 15, 2001, Mr. Cohen will resign from his employment with Western Multiplex. In connection with his resignation, Western Multiplex and Mr. Cohen entered into a confidential resignation agreement and General Release of Claims on October 31, 2000, pursuant to which (i) WMC Holding has agreed to purchase 127,000 shares of common stock of WMC Holding held by Mr. Cohen for $100,221.51, (ii) Western Multiplex has agreed to forgive the $93,000 loan originally made to Mr. Cohen on January 31, 2000, and

(iii) both WMC Holding and Western Multiplex have agreed to amend Mr. Cohen's management stockholder's agreement to provide that as of February 5, 2001, all shares of common stock held by Mr. Cohen under that agreement will become free of any transfer restrictions. In addition, Mr. Cohen will receive an annual bonus payment for the year ending December 31, 2000 and a severance payment equal to nine months of his annual base salary (instead of twelve months, as originally provided under his employment agreement). Mr. Cohen has also executed a general release of Western Multiplex and WMC Holding from any and all claims.

   John H. Saefke. In February 2000, Western Multiplex entered into an employment agreement with Mr. Saefke, under which Mr. Saefke has agreed to serve as its vice president of international sales. The employment agreement provides for an annual base salary of $110,250. In addition, Mr. Saefke is eligible for an annual bonus based on performance targets as established by the board of directors.

   If Western Multiplex terminates Mr. Saefke's employment without cause or if he terminates his employment for good reason, as described in his employment agreement, it will be required, for a period of 12 months, to pay him his base salary and continue his medical and other benefits. In addition, Mr. Saefke will receive payment of a any accrued vacation days, any deferred compensation and any unreimbursed expenses. For purposes of the employment agreement, a change of control of Western Multiplex does not qualify as good reason for Mr. Saefke to leave. Western Multiplex may terminate Mr. Saefke's employment at any time, and Mr. Saefke may terminate his employment on 90 days' prior written notice. Furthermore, he has agreed not to compete with us during his employment and for one year following his termination.

Incentive Plan

   The 1999 Western Multiplex Stock Incentive Plan was adopted by the board of directors and approved by Western Multiplex's stockholders in November of 1999. The plan, as amended, provides for the issuance of a maximum of 10,500,000 shares of common stock pursuant to the grant of incentive stock options, non-qualified options, stock appreciation rights and various other stock-based awards to Western Multiplex's employees, directors and consultants. The 1999 Stock Incentive Plan is administered by the board of directors and, in the future, will be administered by the compensation committee, which has the authority to determine recipients of awards under the plan.

   The exercise price of the options and the vesting periods, expiration dates and other terms of awards under the plan will be determined by the compensation committee. However, the exercise price of any option granted to any stockholder who owns more than 10% of the total combined voting power of all of our outstanding capital stock, or that of our parent or subsidiary corporations, cannot be less than 110% of the fair market value of the shares underlying the option on the date of the grant. In no event may the exercise price of an option be less than 100% of the fair market value of the shares underlying the option on the date of grant. In addition, an option may not vest at a rate that is less than 20% per year over five years from the date the option is granted.

   Upon a change of control, as defined in the 1999 Stock Incentive Plan, the compensation committee may, but is not obligated to:

  . provide that any outstanding award that is unvested as of the date of the change of control will become immediately vested; and

  . provide for a cash payment to be made to holders of outstanding awards in the event the awards are canceled.

   In the case of options and stock appreciation rights, the cash payment would be equal to the difference between the fair market value of the shares underlying the option or stock appreciation rights and the aggregate exercise price of the options or stock appreciation rights, as applicable. Awards are not transferable except by will or by the laws of descent or distribution or pursuant to a qualified domestic relations order.

   As of November 30, 2000, Western Multiplex had granted options for the purchase of 6,774,000 shares of its common stock under the 1999 Stock Incentive Plan. 1,835,762 options have vested, and 124,335 have been exercised, as of November 30, 2000.

Western Multiplex Employee Stock Purchase Plan

   The Western Multiplex Corporation Employee Stock Purchase Plan was adopted by Western Multiplex's board of directors and approved by its stockholders in June 2000. The total number of shares of common stock that will be reserved for issuance under the plan initially will be 1,000,000 shares, plus an annual increase on the first day of each of Western Multiplex's fiscal years beginning in 2001, 2002, 2003, 2004 and 2005 equal to the lesser of:

  .  250,000 shares;

  .  one percent of the then-outstanding shares, on a fully diluted basis; or

  .  some lesser number of shares as determined by the board of directors.

   The Western Multiplex Corporation Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986. It is administered by the compensation committee of the board of directors, which has the authority to interpret the plan and establish, amend and rescind any rules and regulations relating to the plan. Under the plan, all employees are given the option to elect to have Western Multiplex deduct a portion of their annual compensation, including base salary, annual bonuses, commissions, overtime and shift pay, during a 24-month offering period established by the board of directors. During the offering period, there will be six-month window periods, or purchase periods, when plan participants will have the opportunity to use their payroll deductions to purchase shares of common stock at a per share purchase price equal to 85% of the lesser of the fair market value of the shares on the first day of the offering period or on the last date of the purchase period. A plan participant is only entitled to purchase, in any given calendar year, a maximum number of shares of common stock equal to the lesser of:

  .  2,500 shares;

  . the number of shares determined by dividing the amount accumulated in a plan participant's payroll deduction account during the applicable offering period by the purchase price described above; and

  . in any given calendar year, shares with an aggregate fair market value equal to $25,000, as determined on the first day of any offering period.

   When a plan participant exercises his or her option to purchase shares of common stock under the plan, it is expected that Western Multiplex will purchase shares of common stock for that plan participant, in accordance with the terms and limitations described above, and that it will deposit those shares into an account established for each plan participant with a stock brokerage or other financial services firm designated by the compensation committee. The shares must remain in the account for a period of at least two years from the first day of the offering period and for at least one year from the last day of the purchase period. This restriction is in place to prevent plan participants from engaging in a disqualifying disposition of their shares purchased pursuant to the plan. A disqualifying disposition of shares by a participant would cause the participant to lose the favorable tax treatment available to that plan participants upon a sale or other disposition of shares acquired pursuant to the plan. In addition, in the event of a change of control of Western Multiplex, the compensation committee may, in its sole discretion, take whatever actions it deems necessary or desirable with respect to any option or offering period as of the date of the change of control.

Western Multiplex 2000 Stock Option Plan for Non-Employee Directors

   The Western Multiplex 2000 Stock Option Plan for Non-Employee Directors was adopted by the board of directors and approved by Western Multiplex's stockholders in June 2000. The plan provides for the issuance of a maximum of 1,500,000 shares of common stock pursuant to the grant of non-qualified stock options to newly elected members of the board of directors who are not employees of Western Multiplex. The Stock Option Plan for Non-Employee Directors is intended to be a self-governing formula plan, which requires minimal discretionary action by any administrative body with regard to any transaction under the plan. To the extent that any questions of administration arise, they will be resolved by the board of directors.

   The exercise price of any option granted under this plan is the per share fair market value of common stock on the date the option is granted, except with respect to the initial grants made as of June 8, 2000 for which the exercise price is $8.50. An individual who becomes a director will receive an initial grant of an option to purchase 100,000 shares of common stock, which option will be immediately vested upon grant as to one-third of the shares subject to the option. The option will then become vested as to one-third of the shares on each of the first and second anniversaries of the date of the initial grant, so long as the director continues to serve on the board of directors on each vesting date. In addition, so long as a director continues to serve on the board of directors, the director will, as of the third anniversary of the date of the initial grant and triennially thereafter, receive an additional option to purchase 15,000 shares, the terms of which will be the same as those described above.

   As of November 30, 2000, Western Multiplex had granted options for the purchase of 400,000 shares of common stock under the Stock Option Plan for Non-Employee Directors, of which 133,332 have vested and none have been exercised.

Western Multiplex 401(k) Profit Sharing Plan

   In October 1999, Western Multiplex adopted its 401(k) Profit Sharing Plan, which covers full time employees who are at least 21 years old and have completed six months of service. The 401(k) Plan is governed by the Employee Income Retirement Security Act of 1974. The 401(k) Plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986 so that contributions to it by employees, and the investment earnings on those contributions, are not taxable to employees until distributed to the employees pursuant to the terms of the plan. Under the 401(k) Plan, employees may elect to reduce their current compensation by up to the lesser of 20% of their annual compensation or the statutorily prescribed annual limit, which is $10,500 for 2000, and have this amount contributed to the 401(k) Plan. Under the plan, Western Multiplex makes matching contributions equal to 100% of an employee's contribution, up to 4% of the employee's annual compensation. Western Multiplex may also elect to make discretionary contributions under the plan. Employees are at all times fully vested in their contribution, and in all contributions made by Western Multiplex.

Ubiquity Communication Plans

   In connection with the acquisition of Ubiquity Communication, Inc. on March 24, 2000, Western Multiplex assumed the obligations under Ubiquity Communication's equity incentive plans. As a result, all options granted under the Ubiquity Communication equity incentive plans became options to purchase shares of Western Multiplex common stock. Western Multiplex does not intend to make any future grants under these plans.

   Ubiquity Communication maintained three equity incentive plans, the 1999 Stock Plan, the 1998 Stock Plan and the 1997 Stock Option Plan. The 1998 and 1999 plans provide for the grant of non-qualified and qualified stock options and restricted stock. The 1997 plan provides for the grant of non-qualified and qualified stock options. Under the plans, grants could be made to Ubiquity Communication employees, consultants and directors. All of the plans will be administered and interpreted by the board of directors or compensation committee.

   Generally, the Ubiquity Communication plans also provide that all qualified stock options be granted with an exercise price at least equal to 100% of the fair market value of the underlying shares and that all nonqualified stock options be granted with an exercise price at least equal to 85% of the fair market value of the underlying shares. In either case, the exercise price must be 110% of the fair market value for an optionholder who owns stock representing more than 10% of the voting power of all classes of stock. The Ubiquity Communication plans also provide that, in the event of a merger or other corporate transaction, options could be granted with a per share exercise price other than as described above. All options issued under the plans must vest no less frequently than 20% per year over five years from the date the options are granted, and with respect to the 1998 and 1999 plans, all restricted stock must also vest no less frequently than 20% per year over five years from the date the stock is granted.

   As of November 30, 2000, Western Multiplex had granted options for the purchase of 137,727 shares of common stock under the Ubiquity Communication plans, of which 67,160 have vested and none have been exercised, as of November 30, 2000.

Limitations on Directors' and Executive Officers' Liability and Indemnification

   Western Multiplex's amended and restated certificate of incorporation provides that Western Multiplex will indemnify its current or former directors or officers to the fullest extent permitted by Delaware law.

   Western Multiplex's amended and restated certificate of incorporation provides that its directors will not be personally liable to it or to its stockholders for monetary damages for any breach of fiduciary duty except liability for:

  .  any breach of the director's duty of loyalty;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . any transaction from which the director derived an improper personal benefit.

   In addition to the indemnification provided for in the amended and restated certificate of incorporation, under the employment and co-investment agreement with Mr. Zakin and the co-investment agreement with Mr. Seedman, Western Multiplex agreed to indemnify each of them to the fullest extent permitted by law against any liability incurred by them by reason of the fact that they were serving in an indemnified capacity. This includes any liabilities resulting from an actual or alleged breach or neglect of duty, error, misstatement or misleading statement or act. However, Western Multiplex will not have to indemnify either of them for:

  . fraud, willful violation of law, gross negligence or breach of their co-investment agreements; or

  . the receipt by either of them of a personal benefit to which they are not entitled.

   With respect to Mr. Zakin, an indemnified capacity includes all past, present and future service as one of Western Multiplex's executive officers or directors, or, at Western Multiplex's request, as a member, director, officer, manager, employee, agent, fiduciary or trustee of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other entity or enterprise. With respect to Mr. Seedman, an indemnified capacity includes all past, present and future service as one of Western Multiplex's directors, or, at Western Multiplex's request, as a member, director, officer, manager, employee, agent, fiduciary or trustee of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other entity or enterprise.

   Western Multiplex also has agreed with Mr. Zakin and Mr. Seedman in their employment agreements to provide directors' and officers' liability insurance to them in their capacity as directors, and to Mr. Zakin in his capacity as an officer. Western Multiplex has purchased directors' and officers' liability insurance for all of its directors and executive officers.

   Western Multiplex believes these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. This limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, it is the position of the SEC that indemnification for liabilities arising under federal or state securities laws is against public policy and not enforceable.

   At present, there is no litigation or proceeding involving any of Western Multiplex's directors or executive officers in which indemnification is required or permitted, and Western Multiplex is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Compensation Committee Interlocks and Insider Participation

   During the fiscal year ended December 31, 1999, Western Multiplex did not have a compensation committee. However, Messrs. Zakin and Zoufonoun participated in deliberations with the board of directors regarding executive officer compensation. None of Western Multiplex's executive officers served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the board of directors.

Compensation Committee's Report on Executive Compensation

   The compensation committee is responsible for recommending to the full board salary amounts for Western Multiplex's executive officers and making the final determination regarding bonus arrangements for such persons. The compensation committee is also responsible for making the final determination regarding awards of stock options to such persons.

   The compensation committee consists of three persons, two of whom are independent directors. The current members of the compensation committee are Messrs. Hendren, Seedman and Boskin. The compensation committee will make recommendations regarding the 1999 Western Multiplex Stock Incentive Plan, the Western Multiplex Employee Stock Purchase Plan and the salaries, incentives and other forms of compensation for Western Multiplex's employees and consultants.

               ADDITIONAL INFORMATION REGARDING WESTERN MULTIPLEX

Western Multiplex Business

   Western Multiplex provides broadband, or high-speed, wireless access systems both in the United States and internationally. Western Multiplex's systems enable service providers, businesses and other enterprises to deliver data, voice and video services. Western Multiplex believes its fixed wireless systems address the growing need of its customers and end-users to rapidly and cost-effectively deploy high-speed communication networks. During the last eight years, Western Multiplex has developed proprietary technologies that have enabled it to introduce what it believes are some of the fastest, longest range and most reliable broadband wireless systems available, including its Tsunami 100, which Western Multiplex believes is currently the industry's fastest license-exempt microwave wireless system.

   Western Multiplex serves the global broadband wireless access market by selling its systems to service providers, businesses and other enterprises directly through its sales force and indirectly through distributors, value-added resellers and systems integrators. For the nine months ended September 29, 2000, Western Multiplex sold its systems to 513 customers in 26 countries.

   Western Multiplex believes that its broadband wireless systems address the growing need for bandwidth where alternative solutions are either too expensive to deploy in a timely fashion or unavailable. Western Multiplex's systems are used in a variety of applications in different markets, including:

  . Wireless operator infrastructure. Western Multiplex's systems enable cellular and personal communication service providers to connect their base stations to other base stations and to existing wire line networks. These connections comprise the backhaul segment of their networks.

  . Fiber extension. Western Multiplex's systems enable service providers to extend the reach of the fiber backbone with products that combine the high transmission speeds and reliability of fiber optic cable with the flexibility, cost effectiveness and rapid deployment of wireless technologies.

  . Campus and other private networks. Western Multiplex's systems enable enterprises with multiple facilities, including those located in a campus environment, to connect their facilities to expand or establish private networks.

  . Last mile access. Western Multiplex's systems connect end-users with a service provider's central office, providing high-speed last mile access.

Products

   Western Multiplex has three product lines: its existing Lynx and Tsunami product lines and its Ubiquity product line, which is under development. Western Multiplex designs its systems generally to use common features, components and software.

 Lynx and Tsunami Products

   Western Multiplex's products operate at different transmission speeds and radio frequencies. Western Multiplex's product names directly correspond to the transmission speeds at which they are capable of operating. The table below summarizes the features of Western Multiplex's current products:


                                  TRANSMISSION SPEEDS         RADIO FREQUENCY
            PRODUCT NAME      (Kilobits per second (Kbps))
                              (Megabits per second (Mbps))   (Gigahertz (GHz))
           -------------------------------------------------------------------
         LYNX Fractional-T1         56 to 512 Kbps           2.4 GHz
         LYNX T1/E1                 1.5 Mbps/2 Mbps          (License-exempt)
         LYNX 2T1                   3 Mbps
           -------------------------------------------------------------------
         LYNX Fractional-T1         56 to 512 Kbps           5.8 GHz
         LYNX T1/E1                 1.5 Mbps/2 Mbps          (License-exempt)
         LYNX 2Tl/2E1               3 Mbps/4 Mbps
         LYNX 4T1/4E1               6 Mbps/8 Mbps
         LYNX 8T1/8E1               12 Mbps
         LYNX DS-3                  45 Mbps
           -------------------------------------------------------------------
         LYNX DS-3                  45 Mbps                  6 GHz & 11 GHz
                                                             (Licensed)
           -------------------------------------------------------------------
         TSUNAMI 10BaseT            2 Mbps                   2.4 GHz & 5.8 GHz
                                    4 Mbps                   (License-exempt)
                                    8 Mbps
                                    10 Mbps
           -------------------------------------------------------------------
         TSUNAMI 100BaseT           45 Mbps                  5.8 GHz
                                    100Mbps                  (License-exempt)
                                                             & 23 GHz
                                                             (Licensed)


   Each of Western Multiplex's systems consists of two identical pieces of equipment. Each piece of equipment is first connected to an end-user's network by a cable and a connector and then connected by an antenna cable to an antenna, which is usually on a roof top or tower. The two antennas are then aimed at one another to create a wireless connection between the two end-user locations. By using multiple systems, end-users can connect more than two locations to form a more extensive network.

   Lynx products. Western Multiplex's point-to-point Lynx products are primarily used by wireless operators to connect their base stations to other base stations and to existing wire line networks. These connections comprise the backhaul segments of their networks. In addition, these products are also used to establish campus and private networks and to provide fiber extension and last mile access. Western Multiplex's Lynx products are offered in a variety of frequencies, ranging from 2.4 GHz to 11 GHz, which includes both licensed and license-exempt spectrum, and in a variety of data transmission speeds, ranging from 56 Kbps per second to 45 Mbps per second. Western Multiplex's Lynx products can transmit and receive the maximum data capacity in both directions simultaneously, a feature commonly known as full duplex. Western Multiplex's products have a compact, fully-integrated design and a built-in network management system. They can be linked together within a network and managed with simple network management protocol, or SNMP, software. SNMP is an industry standard set of rules that governs network management and monitors network devices and their functions. Western Multiplex's Lynx products also include a separate control and diagnostic channel which remotely monitors the system's status and performance without reducing its carrying capacity.

   Western Multiplex is currently developing additional Lynx products, some of which will be capable of operating at speeds exceeding 625 megabits per second. These products under development will be additional solutions for fiber extension and last mile access.

   Tsunami products. Western Multiplex's point-to-point Tsunami products primarily enable service providers, business and other enterprises to expand or establish private networks by bridging Internet traffic among multiple facilities. In addition, these products are also used to provide fiber extension and last mile access. Tsunami products are currently offered in a variety of frequencies, ranging from 2.4 GHz to 23 GHz, and in a variety of data transmission speeds, ranging from 2 Mbps per second to 100 Mbps per second. Like Western Multiplex's Lynx products, its Tsunami products offer features including full duplex transmission, fully-integrated design and a separate control and diagnostic channel. In addition, Western Multiplex's higher capacity Tsunami systems also include an additional T1 or E1 connection without reducing the carrying capacity of the system. The additional T1 or E1 connection is a standard telecommunications interface that is not based on Internet Protocol and is typically used for voice.

   Western Multiplex is currently developing Tsunami products that will operate at speeds exceeding 720 megabits per second. These products under development will be additional solutions for fiber extension, last mile access and campus and private networks.

 Ubiquity Products

   Western Multiplex is currently developing its point-to-multipoint Ubiquity systems to enable service providers, businesses and other enterprises to address the last mile bottleneck. Western Multiplex is designing these systems to enable service providers to cost-effectively connect end-users to a central hub. Businesses and other enterprises may also use these systems to cost-effectively connect multiple facilities within their private networks.

   Western Multiplex's Ubiquity system will be deployed in a hub and spoke configuration consisting of a single central hub and equipment located at each end-user's premises. The central hub will wirelessly connect to the remote customer premises equipment. It will also prioritize transmission and allocate slots of time to each end-user based on a system called time division duplexing. Western Multiplex believes its time division duplexing technology will provide a more efficient use of capacity than most alternative technologies to accommodate the peaks and lows of traffic between the end-user and the central hub. The central hub will operate in a range of frequencies, in various geographic configurations and will be capable of supporting hundreds of units of customer premises equipment. The hub unit will also be able to connect to the central office of a service provider using our point-to-point technology. The customer premises equipment will transmit and receive data between the end-user and the central hub at various transmission speeds and frequencies.

   In light of the pending merger with Adaptive Broadband, which currently offers a point-to-multipoint solution, it is likely that Western Multiplex will re-deploy resources devoted to Ubiquity to the Adaptive Broadband development team and incorporate software and other technology developed for Ubiquity into Adaptive Broadband's AB-Access product platform.

Technology

   Over the last eight years, Western Multiplex has developed a number of core technologies that form the basis of its current product offerings and which will also be used in its future product development. Western Multiplex's primary areas of technology expertise are radio frequency technology, digital signal processing and system software development.

   Radio frequency technology. Microwave and millimeter-wave technology are the technologies used to wirelessly transmit data, voice and video. Microwave technology uses radio frequencies ranging from 1 GHz up to 20 GHz, and millimeter-wave technology uses frequencies above 20 GHz.

   Digital signal processing technology. Western Multiplex's products use proprietary digital signal processing technologies and designs that it developed specifically for use in wireless systems. Western Multiplex is currently using its technological expertise in digital signal processing to develop next generation, high-speed wireless systems designed to operate at speeds over 720 megabits per second.

   System software. Western Multiplex's systems use SNMP-based software that enables remote monitoring and control and facilitates the integration and compatibility of its products with larger communications networks. In addition, Western Multiplex has patented software for bandwidth allocation, which it believes will allow its Ubiquity products to use bandwidth more efficiently and to operate at higher speeds than other point-to-multipoint systems.

Customers

   Western Multiplex has a globally diversified base of customers and end-users consisting of service providers, businesses and other enterprises. For the nine months ended September 29, 2000, Western Multiplex sold its systems to 513 customers in 26 countries.

   For the nine months ended September 29, 2000, sales to Somera Communications Inc., one of Western Multiplex's distributors, represented 21% of its revenues. Western Multiplex's agreement with Somera Communications includes the following provisions:

  . the appointment of Somera Communications as a non-exclusive distributor of Western Multiplex's products for a term of one year, renewable for successive one year terms by mutual agreement;

  . Western Multiplex has to provide sales and technical assistance and make a reasonable effort to fill orders;

  . a credit of the difference between the purchased price and the new reduced price in the event that Western Multiplex reduces the price of any product purchased by Somera Communications;

  . Somera Communications is not required to stock any of Western Multiplex's new products or services; and

  . the indemnification of Somera Communications for any claims by third parties for infringements of any intellectual property rights.

Research and Development

   Western Multiplex's research and development efforts are focused on improving the functionality and performance of its existing products as well as developing new products to meet the changing needs of its diverse base of customers and end-users. Western Multiplex is currently pursuing the following research and development initiatives:

  . developing its point-to-multipoint Ubiquity systems;

  . adapting its products to additional frequencies and interfaces;

  . developing higher speed products;

  . increasing the performance of its digital signal processing technology;
    and

  . designing its products for low-cost, outsourced manufacturing, assembly and testing.

   Western Multiplex devotes a substantial portion of its resources to developing new products, enhancing existing products, expanding and improving its core wireless technologies and strengthening its technological expertise. Over the last eight years, Western Multiplex has made and expects to continue to make, significant investments in research and development. Western Multiplex invested approximately $4.1 million, $4.9 million and $5.9 million in research and development activities in 1997, 1998, and 1999, respectively and has invested $8.1 million in research and development for the nine months ended September 29, 2000.

Manufacturing

   Western Multiplex's ISO 9001 certified manufacturing operation, based in its Sunnyvale, California facility, consists primarily of pilot production, product assembly and product testing. Western Multiplex's strategy is to outsource manufacturing and procurement of component parts to manufacturers with the expertise and ability to achieve the cost reductions associated with volume manufacturing and to respond quickly to orders, while maintaining its quality standards. This allows Western Multiplex to focus its internal resources on developing new products. Western Multiplex relies on two contract manufacturers to produce its printed circuit boards and one contract manufacturer for limited printed circuit board testing. Western Multiplex completes the final assembly and testing of its products at its Sunnyvale facility. Western Multiplex is currently evaluating alternatives for outsourcing a portion of its final assembly and test functions to its contract manufacturers.

   Western Multiplex depends on single source suppliers for several of its components. Most of these components are purchased by Western Multiplex's contract manufacturers. Western Multiplex carries additional inventory of these components, as do its contract manufacturers, but Western Multiplex may have manufacturing shortages if its sales increase more than it expect. Western Multiplex has experienced in the past and may in the future experience difficulties in obtaining various components due to capacity constraints among suppliers in its industry which are experiencing high levels of demand.

Competition

   The market for broadband wireless access systems is rapidly evolving, highly competitive and subject to rapid technological change. Because Western Multiplex develops a variety of products for several different markets, it has a broad range of competitors. Competition for one or more of Western Multiplex's systems includes products manufactured or marketed by a number of large communication equipment suppliers, including Alcatel, Cisco Systems, Inc., Ericsson Business Networks AB, Lucent Technologies Inc. and Nortel Networks Corporation, as well as by a number of smaller companies, including BreezeCOM Ltd., P-Com, Inc., Proxim Inc., Netro Corporation and Wi-LAN Inc. Many of Western Multiplex's competitors are substantially larger than it is and have significantly greater financial, sales, marketing, distribution, technical, manufacturing and other resources. In addition, Western Multiplex's competitors may provide financing to their customers. Companies in the communications industry which are currently not selling broadband wireless access products, as well as Western Multiplex's current competitors, may make strategic acquisitions or establish cooperative relationships among each other or with third parties to enter this market or to increase their ability to gain market share rapidly. Western Multiplex expects to face increasing competitive pressures from both current and future competitors in the markets it serves.

   Western Multiplex has not yet developed a competitive position in the point-to-multipoint segment of the market because it has not yet finished developing these products. A number of other companies have begun commercially selling point-to-multipoint systems, and these companies may have a competitive advantage because they were the first to market this type of product. Western Multiplex believes, however, that it will be able to successfully compete by using its relationships with its existing customers to sell its new point-to-multipoint systems, which can be integrated with Western Multiplex's other systems, and because Western Multiplex believes its point-to-multipoint systems may have features its competitors' systems do not have.

   Technological developments and consolidation within the broadband wireless access equipment industry result in frequent changes to Western Multiplex's group of competitors. The principal competitive factors in Western Multiplex's market include:

  . product features and reliability;

  . the ability to be among the first to introduce new products;

  . price;

  . brand recognition;

  . relationships with distributors, value-added resellers, systems integrators and service providers;

  . the ability to integrate various products into a single network; and

  . customer service and technical support.

   Broadband wireless access solutions compete with other high-speed solutions such as cable modem technologies, satellite technologies, digital subscriber lines and fiber optic cables. Many of these alternative technologies can take advantage of existing installed infrastructure and have achieved significantly greater market acceptance and penetration than broadband wireless access technologies. Other factors that influence the choice between wireless and wire line products include reliability and security, speed and volume capacity, cost effectiveness, availability of sufficient frequencies and geographic suitability. Western Multiplex expects to face increasing competitive pressures from both current and future technologies in the broadband access market.

Intellectual Property

   Western Multiplex's success depends on the preservation and protection of its product and manufacturing process designs and other proprietary technology. Western Multiplex uses a variety of intellectual property in the development and manufacturing of its products, but does not believe that any of its intellectual property is individually critical to its current operations. Taken as a whole, however, Western Multiplex believes its intellectual property rights are significant.

   Western Multiplex currently has six U.S. patents, five of which relate to its Ubiquity point-to-multipoint systems, which are still under development. Western Multiplex also has one U.S. patent that pertains to its license-exempt Lynx and Tsunami systems. In addition, Western Multiplex has four U.S. trademarks, which cover variations of its name and logo and several pending U.S. trademark applications, which cover its Lynx and Tsunami product lines. Because, to date, Western Multiplex has sold its products primarily in the United States, it has not yet applied to register any of its intellectual property in any foreign countries. However, Western Multiplex intends to file foreign patent and trademark applications in the future, in instances where it considers a particular trademark or aspect of its technology important enough to justify the added expense of pursuing the filings.

   In addition to Western Multiplex's registered intellectual property, it also uses proprietary technology in its business. This technology includes internally developed proprietary error correction algorithms, fault tolerant systems and comprehensive network management software. A significant portion of this technology consists of specialized knowledge and technical expertise that has been developed over time by Western Multiplex's employees. In order to maintain the confidential nature of this technology, Western Multiplex has chosen to protect it by generally limiting access to it, treating portions of it as trade secrets and obtaining confidentiality or non-disclosure agreements from persons who are given access to it. All of Western Multiplex's employees have signed its standard confidentiality agreement, which prohibits them from disclosing Western Multiplex's confidential information, technology developments and business practices, as well as any confidential information entrusted to it by other parties. Similarly, all of the consultants who have been given access to Western Multiplex's confidential information or proprietary technology have signed an agreement prohibiting them from disclosing that information and technology to others.

   Western Multiplex also has an intellectual property license agreement with Glenayre Technologies, Inc., which it entered into on November 1, 1999. Under the agreement, Glenayre granted Western Multiplex a royalty-free license to use some of its intellectual property, including patents, patent applications, copyrights, software, technology and proprietary information. Under the agreement, Western Multiplex granted Glenayre a royalty-free license to two patent applications and to use any trademarks it owns that relate to inventory held by Glenayre on the date of the license.

Government Regulation

   Western Multiplex's products are subject to extensive telecommunications based regulation by the United States and foreign laws and international treaties. Western Multiplex must conform its products to a variety of regulatory requirements and protocols established to, among other things, avoid interference among users of radio frequencies and to permit interconnection of equipment. Each country has different regulations and a different regulatory process. In order for Western Multiplex's products to be used in some jurisdictions, regulatory approval and, in some cases, specific country compliance testing and re-testing may be required. The delays inherent in this regulatory approval process may force Western Multiplex to reschedule, postpone or cancel the installation of its products by its customers, which may result in significant reductions in Western Multiplex's sales.

   Western Multiplex is also subject to U.S. government export controls. Western Multiplex relies on its customers to inform it when they plan to deliver Western Multiplex's products to other countries and Western Multiplex regularly informs its customers of the export controls with which they must comply.

   In addition, domestic and international authorities continue to regulate the allocation and auction of the radio frequency spectrum. These regulations have a direct impact on Western Multiplex because its licensed products can be marketed only if permitted by suitable frequency allocations, auctions and regulations. The implementation of these regulations may delay Western Multiplex's end-users in deploying their systems, which could, in turn, lead to delays in orders of its products by its customers and end-users.

Employees

   As of November 30, 2000, Western Multiplex had 218 employees, including 68 in manufacturing, 60 in research and development, 66 in sales, marketing and customer service and 24 in finance and administration. Western Multiplex is not a party to any collective bargaining agreement. Western Multiplex believes that relations with its employees are good.

Properties of Western Multiplex

   Western Multiplex currently leases approximately 50,203 square feet of facilities in two locations. Western Multiplex's headquarters is a 45,709 square foot facility in Sunnyvale, California. This facility accommodates the following departments: sales and marketing, the majority of Western Multiplex's research and development, manufacturing, administration and finance. The term of the lease for this facility expires in June 2006. Western Multiplex also leases approximately 4,494 square feet in Petaluma, California, which is used for the remainder of its research and development department. In addition, on September 13, 2000, Western Multiplex entered into an agreement to lease a 37,333 square feet facility in Sunnyvale, California for its manufacturing and customer support operations. The term of the lease for this facility begins in January 2001 and expires in December 2010.

Legal Proceedings

   Western Multiplex is not currently a party to any material legal proceedings.

Dividend Policy

   In 1997, Western Multiplex declared and paid an $11.6 million dividend to GTI Acquisition Corp., its parent company at that time. Western Multiplex does not expect to pay any dividends on its common stock for the foreseeable future. Western Multiplex currently intends to retain any future earnings to finance future growth. Any future determination to pay dividends will be at the discretion of the board of directors and will depend on Western Multiplex's financial condition, results of operations, capital requirements and other factors the board of directors deems relevant.

                               WESTERN MULTIPLEX

                       SELECTED HISTORICAL FINANCIAL DATA

   You should read the selected financial data set forth below in conjunction with "Western Multiplex Management's Discussion and Analysis of Financial Condition and Results of Operations" and Western Multiplex's financial statements and the related notes included elsewhere in this proxy statement/prospectus. The statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheets data as of December 31, 1998 and 1999 are derived from, and are qualified by reference to, the audited financial statements and related notes appearing elsewhere in this proxy statement/prospectus. The statements of operations data for the years ended December 31, 1995 and 1996 and the balance sheets data as of December 31, 1995 and 1996 are derived from unaudited financial statements not appearing in this proxy statement/prospectus. The statements of operations data for the nine months ended September 30, 1999 and September 29, 2000 and the balance sheet data as of September 29, 2000 are derived from the unaudited financial statements included elsewhere in this proxy statement/prospectus. Historical results are not necessarily indicative of results that may be expected for any future period.

                                                                     Nine Months
                                Years ended December 31,                Ended
                         ----------------------------------------  ---------------
                          1995    1996    1997    1998     1999    9/30/99 9/29/00
                         ------- ------- ------- -------  -------  ------- -------
                           (unaudited)                               (unaudited)
                                  (in thousands, except per share data)
Revenue................. $18,259 $28,012 $32,108 $32,903  $44,750  $29,133 $67,873
Cost of revenue.........   8,749  12,270  16,039  17,703   22,470   14,828  31,840
                         ------- ------- ------- -------  -------  ------- -------
    Gross profit........   9,510  15,742  16,069  15,200   22,280   14,305  36,033
Operating expenses
  Research and
   development..........   2,281   2,692   4,099   4,866    5,925    4,331   8,067
  Sales and marketing...   3,419   3,799   4,709   5,105    6,154    4,088  10,518
  General and
   administrative.......     995   1,003   1,463   1,494    2,038    1,390   4,097
  Amortization of
   goodwill and other
   intangibles .........     500     735     733     731      737      548   1,660
  Amortization of
   deferred stock
   compensation.........     --      --      --      --       --       --    2,914
  Recapitalization
   costs................     --      --      --      --     3,050      --      --
                         ------- ------- ------- -------  -------  ------- -------
    Total operating
     expenses...........   7,195   8,229  11,004  12,196   17,904   10,357  27,256
                         ------- ------- ------- -------  -------  ------- -------
    Income from
     operations.........   2,315   7,513   5,065   3,004    4,376    3,948   8,777
  Interest income
   (expense), net.......      22     381   1,000     (24)    (368)     --     (966)
                         ------- ------- ------- -------  -------  ------- -------
    Income before
     taxes..............   2,337   7,894   6,065   2,980    4,008    3,948   7,811
  Income tax provision..     586   1,950   2,577   1,145    2,831    1,635   4,413
                         ------- ------- ------- -------  -------  ------- -------
    Income before
     extraordinary
     item...............   1,751   5,944   3,488   1,835    1,177    2,313   3,398
  Loss on early
   extinguishment of
   debt, net of tax.....     --      --      --      --       --       --      394
                         ------- ------- ------- -------  -------  ------- -------
    Net income..........   1,751   5,944   3,488   1,835    1,177    2,313   3,004
    Basic earnings per
     share from
     continuing
     operations......... $  0.02 $  0.07 $  0.04 $  0.02  $  0.02  $  0.03 $  0.08
                         ======= ======= ======= =======  =======  ======= =======
    Diluted earnings per
     share from
     continuing
     operations......... $  0.02 $  0.07 $  0.04 $  0.02  $  0.02  $  0.03 $  0.07
                         ======= ======= ======= =======  =======  ======= =======
    Shares used to
     compute basic
     earnings per share
     from continuing
     operations.........  80,000  80,000  80,000  80,000   73,000   80,000  44,226
                         ======= ======= ======= =======  =======  ======= =======
    Shares used to
     compute diluted
     earnings per share
     from continuing
     operations.........  80,000  80,000  80,000  80,000   73,000   80,000  50,016
                         ======= ======= ======= =======  =======  ======= =======

                                        December 31,
                         ------------------------------------------- September 29,
                          1995      1996      1997    1998    1999       2000
                         ------- ----------- ------- ------- ------- -------------
                                 (unaudited)                          (unaudited)
Balance Sheets Data:
Cash.................... $ 1,429   $ 2,384   $ 3,057 $ 1,377 $ 1,913   $ 59,364
Working capital.........   7,282    11,416    10,266   9,835   4,481     83,951
Total assets............  32,950    34,083    34,937  35,146  43,322    133,322
Long-term obligations,
 less current portion...     --        --        --      --   19,153         38
Total stockholders'
 equity.................  30,398    34,597    31,845  30,719  11,006    117,594
Dividends per common
 share.................. $   --    $   --    $  0.15 $   --  $   --    $    --

             WESTERN MULTIPLEX MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read together with our financial statements and notes to those financial statements included elsewhere in this proxy statement/prospectus.

Overview

   Western Multiplex was founded in 1979 in Sunnyvale, California as a vendor of radio components and related services. In 1992, Western Multiplex changed its strategy, became a designer and manufacturer of broadband wireless systems and launched its Lynx broadband wireless systems. These point-to-point systems are primarily used by wireless operators to connect their base stations to other base stations and to existing wire line networks. In 1999, Western Multiplex introduced its Tsunami point-to-point broadband wireless systems, which primarily enable service providers, businesses and other enterprises to expand or establish private networks by bridging Internet traffic among multiple facilities. Based on Western Multiplex's core technologies and the technology acquired through its purchase of Ubiquity Communication, Inc. in March 2000, Western Multiplex is currently developing point-to-multipoint systems that will enable service providers, businesses and other enterprises to connect multiple facilities within a geographic area to a central hub.

   On August 4, 2000, Western Multiplex completed its initial public offering of 7,500,000 shares of Class A common stock at a public offering price of $12.00 per share. On August 31, 2000, the underwriters exercised their option to purchase 1,125,000 additional shares of Class A common stock to cover over-allotments. The initial public offering and subsequent exercise of 1,125,000 shares by the underwriters resulted in net proceeds to Western Multiplex of approximately $91.3 million after payment of the underwriter's commission and deduction of offering expenses. Simultaneously with the closing of the initial public offering, all of Western Multiplex's then outstanding 38,000,000 shares of Class B common stock and 42,000,000 shares of Class B treasury stock were automatically converted into 38,000,000 shares of Class A common stock and 42,000,000 shares of Class A treasury stock, respectively.

   In August 2000, Western Multiplex used a portion of the net proceeds from the initial public offering to repay outstanding indebtedness. Western Multiplex made the mandatory prepayment of its term notes to Credit Suisse First Boston and also repaid all borrowings outstanding under the revolving credit facility. The total repayment including accrued interest was $28.9 million. In connection with the prepayment of its term notes, Western Multiplex wrote off deferred financing costs of $394,000, net of income taxes. This transaction was accounted for as an extraordinary loss on early extinguishment of debt.

   Revenue. Western Multiplex primarily generates revenue from the sale of its Lynx and Tsunami systems. Western Multiplex introduced the Tsunami product line at the end of the fourth quarter of 1999. While Western Multiplex's Tsunami products and Lynx products have similar pricing for comparable models, its Lynx product line contributes the largest part of Western Multiplex's revenue. Western Multiplex's Ubiquity systems are still under development and Western Multiplex expects to begin offering these systems for sale in 2001. Western Multiplex also generates a small percentage of its revenues from the sale of services and parts and rentals of its systems. Western Multiplex recognizes revenue from the sale of its systems and parts when all the following conditions are met: the system or part has been shipped, Western Multiplex has the right to invoice the customer, the collection of the receivable is probable, and Western Multiplex has no significant obligations remaining. Revenue from services is recognized over the period for which the services are performed, which is less than one month. Revenue from product rentals is recognized over the period of the rental.

   The majority of Western Multiplex's direct sales are currently to wireless operators, and it believes that the majority of the products that it sells through distributors and value-added resellers are eventually sold to wireless operators.

   Western Multiplex sells its products worldwide to service providers, businesses and other enterprises directly through its sales force and indirectly through distributors and value-added resellers. Western Multiplex's sales force focuses on key strategic accounts and also develops relationships with end-users that purchase through distributors and value-added resellers. Distributors sell Western Multiplex's products, and value-added resellers not only sell its products, but also assist end-users in network design, installation and testing. Western Multiplex also markets its products through strategic relationships it has with systems integrators, which design and install networks that incorporate Western Multiplex's systems. Any significant decline in direct sales to end-users or in sales to Western Multiplex's distributors or value-added resellers, or the loss of any of its distributors or value-added resellers, could materially adversely affect its revenue.

   In 1999, Western Multiplex sold its products to 480 customers in 34 countries. In 1999, international sales accounted for approximately 23% of Western Multiplex's total sales. For the nine months ended September 30, 1999 and September 29, 2000, international sales as a percentage of total sales accounted for approximately 23% and 35%, respectively. Western Multiplex expects international sales to increase in the future. Currently, all of Western Multiplex's sales are denominated in U.S. dollars. Accordingly, Western Multiplex is not exposed to currency exchange risks other than the risk that exchange rate fluctuations may make its products more expensive for customers outside the United States and, as a result, could decrease international sales. In addition, Western Multiplex faces risks inherent in conducting global business. These risks include extended collection time for receivables, reduced ability to enforce obligations and reduced protection for Western Multiplex's intellectual property.

   As Western Multiplex has increased sales through its distributors and value-added resellers, it has experienced a decline in the average selling price of its products. This is because the prices of the products that Western Multiplex sells indirectly through distributors and value-added resellers is lower than the prices of the products Western Multiplex sells directly through its sales force to end-users. Western Multiplex has also lowered its prices for older products as it introduces additional products that provide faster data rates. These newer products have higher prices than Western Multiplex's older products. Western Multiplex's international sales also have lower average selling prices when compared to its United States and Canadian sales. This is primarily due to Western Multiplex's reliance on distributors and value-added resellers for international sales, and also because its lower speed products, with significantly lower prices, are being sold in larger quantities internationally than domestically. As indirect sales and sales in Western Multiplex's international markets increase, it expects that its average selling prices will further decrease.

   Cost of revenue. Cost of revenue consists primarily of outsourced manufacturing costs, component costs, labor and overhead costs, costs of acquiring finished parts from original equipment manufacturers, customer service and accrued warranty costs. Western Multiplex currently outsources the majority of its manufacturing and supply chain management to a limited number of independent contract manufacturers, who obtain components for its products from suppliers. Accordingly, a significant portion of Western Multiplex's cost of revenue consists of payments to these contract manufacturers and component suppliers. The remainder of Western Multiplex's cost of revenue is related to its in-house manufacturing operations, which consists primarily of quality control, final assembly, testing and product integration. Western Multiplex expects to realize lower per unit product costs as it continues to outsource more of its in-house manufacturing. However, Western Multiplex cannot assure you when or if cost reductions will occur. The failure to achieve these cost reductions could materially adversely affect Western Multiplex's gross margins and operating results.

   Gross profit. Western Multiplex's gross profit is affected by both the average selling prices of its systems and its cost of revenue. Historically, decreases in Western Multiplex's average selling prices has generally been offset by reductions in its per unit product cost. Western Multiplex cannot assure you, however, that it will achieve any reductions in per unit product cost in the future or that any reductions will offset a reduction in its average selling prices.

   Research and development. Research and development expenses consist primarily of salaries and related personnel expenses, prototype development expenses, consultant fees and allocated overhead related to the design, development, testing and enhancement of Western Multiplex's products and underlying technologies. Western Multiplex expenses all research and development expenses as incurred. Western Multiplex expects to increase its research and development expenses as it continues to develop new products and improve its core technologies.

   Sales and marketing. Sales and marketing expenses consist of salaries, commissions and related expenses for personnel engaged in sales, product marketing, sales support functions, advertising, trade show and other promotional expenses and allocated overhead. Western Multiplex intends to increase its sales and marketing expenditures as it adds sales and marketing personnel, increases the number of distributors and value-added resellers that sells its products and increases marketing programs. In particular, Western Multiplex expects sales and marketing expenses to increase as it substantially expands its sales operations to support and develop leads for its distributors and value-added resellers.

   General and administrative. General and administrative expenses consist primarily of salaries and related expenses for executive, finance and administrative personnel, professional fees, other general corporate expenses and allocated overhead. Western Multiplex expects general and administrative expenses to increase as it adds personnel, increases spending on its information systems and incurs additional costs related to the growth of its business and operation as a public company.

   Stock option programs. Western Multiplex has implemented stock option programs for employees and members of the board of directors to attract and retain business and technical personnel. During the first nine months of 2000, Western Multiplex recorded deferred stock compensation for the difference between the exercise price and the deemed fair value of its common stock on the date the stock options were granted. This amount is included as a reduction of stockholders' equity and is being amortized by charges to operations over the vesting period. The amortization expense relates to options awarded to employees in all operating expense categories.

Acquisition of Ubiquity Communication, Inc.

   On March 24, 2000, Western Multiplex acquired Ubiquity Communication, Inc., located in Petaluma, California. Through the acquisition, Western Multiplex acquired technology that will enable it to develop its point-to-multipoint systems. At the time of the acquisition, Ubiquity Communication had seven employees, including six engineers. In connection with Western Multiplex's acquisition of Ubiquity Communication, Western Multiplex issued 692,772 shares of its Class A common stock to its former owners and reserved 137,727 shares of its Class A common stock for issuance upon the exercise of the Ubiquity Communication options Western Multiplex assumed. Western Multiplex believes the value of the consideration paid for the acquisition of Ubiquity Communication was $6.4 million. Western Multiplex accounted for the transaction using the purchase method of accounting. Accordingly, Western Multiplex has recorded purchased intangibles and goodwill of $6.8 million to be amortized over a three year period. Western Multiplex intends to treat the acquisition of Ubiquity Communication as a tax-free reorganization.

Recapitalization

   On November 1, 1999, Ripplewood Partners, L.P. and affiliates acquired 94.6% of Western Multiplex's capital stock from Glenayre Technologies, Inc. through a wholly owned subsidiary, WMC Holding Corp., in a transaction accounted for as a recapitalization. Prior to the recapitalization, Western Multiplex was an indirect wholly owned subsidiary of Glenayre Technologies, Inc., which had previously acquired Western Multiplex in 1995. As part of Glenayre's acquisition of Western Multiplex, Glenayre recognized $21.6 million of goodwill, amortized over a 30-year useful life. This goodwill amount is reflected on Western Multiplex's historical financial statements. As of December 31, 1999, there was $18.6 million to be amortized over the remaining 25 year term.

   Western Multiplex intends to treat the recapitalization as an asset acquisition for federal income tax purposes. As a result, Western Multiplex recorded a deferred tax asset in the amount of $3.9 million which will offset future tax liabilities during the next 15 years, assuming that it has sufficient income to realize the full benefit of this deduction.

Results of Operations

   The following table provides operations data as a percentage of revenue for the periods presented.

                          Year Ended December 31,         Nine Months Ended
                          -------------------------  ---------------------------
                                                     September 30, September 29,
                           1997     1998     1999        1999          2000
                          -------  -------  -------  ------------- -------------
                                                             (unaudited)
Revenue.................    100.0%   100.0%   100.0%     100.0%        100.0%
Cost of revenue.........     50.0     53.8     50.2       50.9          46.9
                          -------  -------  -------      -----         -----
Gross margin............     50.0     46.2     49.8       49.1          53.1
Operating expenses
  Research and
   development..........     12.8     14.8     13.2       14.9          11.9
  Sales and marketing...     14.6     15.6     13.8       14.0          15.5
  General and
   administrative.......      4.6      4.5      4.6        4.8           6.1
  Amortization of
   goodwill and other
   intangibles..........      2.3      2.2      1.6        1.9           2.4
  Amortization of
   deferred stock
   compensation.........      --       --       --         --            4.3
  Recapitalization
   costs................      --       --       6.8        --            --
                          -------  -------  -------      -----         -----
    Total operating
     expenses...........     34.3     37.1     40.0       35.6          40.2
                          -------  -------  -------      -----         -----
Income from operations..     15.7      9.1      9.8       13.5          12.9
Interest income
 (expense), net.........      3.2     (0.1)    (0.8)        --          (1.4)
                          -------  -------  -------      -----         -----
Income before taxes.....     18.9      9.0      9.0       13.5          11.5
Income tax provision....      8.0      3.4      6.4        5.6           6.5
                          -------  -------  -------      -----         -----
Income before
 extraordinary item.....     10.9      5.6      2.6        7.9           5.0
Loss on early
 extinguishment of debt,
 net of income tax
 benefit................      --       --       --         --            0.6
                          -------  -------  -------      -----         -----
    Net income..........     10.9      5.6      2.6        7.9           4.4
                          =======  =======  =======      =====         =====

Comparison of Nine Months Ended September 30, 1999 and September 29, 2000

   Revenue. Revenue increased 133.0% from $29.1 million in the nine months ended September 30, 1999 to $67.9 million in the nine months ended September 29, 2000. Revenue increased primarily due to a 132.0% increase in the volume of products shipped in the nine months ended September 29, 2000 as compared to the nine months ended September 30, 1999, combined with an increase of 2.3% in average selling price of Western Multiplex's products in the nine months ended September 29, 2000 as compared to the nine months ended September 30, 1999. Somera Communications Inc. accounted for 16.0% and 20.5% of total revenue for the nine months ended September 30, 1999 and September 29, 2000 , respectively.

   Cost of revenue. Cost of revenue increased 114.7% from $14.8 million in the nine months ended September 30, 1999 to $31.8 million in the nine months ended September 29, 2000. As a percentage of revenue, cost of revenue decreased from 50.9% in the nine months ended September 30, 1999 to 46.9% in the nine months ended September 29, 2000. The increase in cost of revenue was primarily attributable to increased sales. The decrease in cost of revenue as a percentage of revenue from the nine months ended September 30, 1999 to the nine months ended September 29, 2000 was primarily due to lower costs of components and increased reliance on outsourced manufacturing, which has lower costs relative to Western Multiplex's in-house manufacturing.

   Research and development. Research and development expenses increased 86.3% from $4.3 million in the nine months ended September 30, 1999 to $8.1 million in the nine months ended September 29, 2000.

The increase in research and development expenses was primarily attributable to the cost of increased personnel and prototype spending for the development of new products and enhancements to existing products. As a percentage of revenue, research and development expenses decreased from 14.9% in the nine months ended September 30, 1999 to 11.9% in the nine months ended September 29, 2000.

   Sales and marketing. Sales and marketing expenses increased 157.3% from $4.1 million in the nine months ended September 30, 1999 to $10.5 million in the nine months ended September 29, 2000. The increase in sales and marketing expenses is primarily attributable to increased sales and marketing personnel, advertising, tradeshow, and public relations expenses. As a percentage of revenue, sales and marketing expenses increased from 14.0% for the nine months ended September 30, 1999 to 15.5% for the nine months ended September 29, 2000.

   General and administrative. General and administrative expenses increased 194.8% from $1.4 million in the nine months ended September 30, 1999 to $4.1 million in the nine months ended September 29, 2000. The increase in general and administrative expenses is primarily due to increased personnel and consulting expenses. As a percentage of revenue, general and administrative expenses increased from 4.8% in the nine months ended September 30, 1999 to 6.1% in the nine months ended September 29, 2000.

   Amortization of goodwill and other intangibles. Amortization of goodwill increased from $548,000 in the nine months ended September 30, 1999 to $1.7 million in the nine months ended September 29, 2000. The increase in amortization of goodwill is attributable to goodwill and other intangible assets related to the Ubiquity acquisition in March 2000.

   Amortization of deferred stock compensation. Amortization of deferred stock compensation was $2.9 million for the nine months ended September 30, 2000 as a result of the sale of stock and issuance of options at prices deemed to be below fair market value.

   Other income (expense), net. Other income (expense), net decreased from $0 in the nine months ended September 30, 1999 to $(966,000) in the nine months ended September 29, 2000. The decrease in other income (expenses), net from the nine months ended September 30, 1999 to the nine months ended September 29, 2000 was attributable to the interest expense related to Western Multiplex's debt.

   Income tax provision. The income tax provision increased from $1.6 million in the nine months ended September 30, 1999 to $4.4 million in the nine months ended September 29, 2000. Western Multiplex's effective tax rate increased from 41.4% in the nine months ended September 30, 1999 to 56.5% in the nine months ended September 29, 2000. The increase in the effective tax rate is primarily attributable to increases in non-deductible expenses arising from the amortization of deferred stock compensation in the third quarter and in the nine months ended September 29, 2000.

Comparison of Year Ended December 31, 1998 and 1999

   Revenue. Revenue increased 36.0% from $32.9 million in 1998 to $44.8 million in 1999. This increase was primarily due to increased sales through distributors and value-added resellers. Revenue from sales outside of the United States and Canada also increased 107.3% from $5.1 million 1998 to $10.4 million in 1999. Revenue increased primarily due to a 58.8% increase in the volume of products shipped in 1999 as compared to 1998, even though the average selling price of Western Multiplex's products decreased 13.1% in 1999 as compared to 1998. In 1999, Somera Communications Inc., one of Western Multiplex's distributors, accounted for 19.2% of revenue. No other customer accounted for more than 10% of total revenue in 1998 or 1999.

   Cost of revenue. Cost of revenue increased 26.9% from $17.7 million in 1998 to $22.5 million in 1999. This increase in cost of revenue was primarily attributable to increased sales. As a percentage of revenue, cost of revenue decreased from 53.8% in 1998 to 50.2% in 1999, primarily due to lower cost of components and increased reliance on outsourced manufacturing, which has lower costs relative to Western Multiplex's in-house manufacturing.

   Research and development. Research and development expenses increased 21.8% from $4.9 million in 1998 to $5.9 million in 1999. The increase in research and development expenses was primarily attributable to the cost of increased personnel and prototype spending for the development of new products and enhancements to existing products. As a percentage of revenue, research and development expenses decreased from 14.8% in 1998 to 13.2% in 1999.

   Sales and marketing. Sales and marketing expenses increased 20.5% from $5.1 million in 1998 to $6.2 million in 1999. The increase in sales and marketing expenses was attributable to increases in sales personnel expenses of $963,000 and increased advertising, tradeshow and public relations expenses for Western Multiplex's international sales and marketing activities of $405,000. Allocated expenses from Glenayre decreased from $485,000 in 1998 to $20,000 in 1999. As a percentage of revenue, sales and marketing expenses decreased from 15.6% in 1998 to 13.8% in 1999.

   General and administrative. General and administrative expenses increased 36.4% from $1.5 million in 1998 to $2.0 million in 1999. The increase in general and administrative expenses was primarily attributable to increased information systems personnel expenses of $224,000, audit fees of $100,000 and the $115,000 fee paid to Ripplewood for management and administrative services. As a percentage of revenue, general and administrative expenses increased from 4.5% in 1998 to 4.6% in 1999.

   Recapitalization costs. Western Multiplex incurred $3.1 million of recapitalization costs associated with the recapitalization transaction in November 1999.

   Other income (expenses), net. Other expense increased from $24,000 in 1998 to $368,000 in 1999. This increase in expense was primarily due to interest expense of $368,000 related to the loans incurred in November 1999 as part of the recapitalization.

   Income tax provision. The income tax provision increased from $1.1 million in 1998 to $2.8 million in 1999. Western Multiplex's effective tax rate increased from 38.4% in 1998 to 70.6% in 1999. The effective tax rate increase was primarily due to the expenses Western Multiplex incurred as part of the recapitalization, which are not tax deductible.

Comparison of Year Ended December 31, 1997 and 1998

   Revenue. Revenue increased 2.5% from $32.1 million in 1997 to $32.9 million in 1998. The relatively low growth rate during 1998 was primarily attributable to low growth rates in the wireless broadband access market in 1998. Sales outside of the United States and Canada increased 41.7% from $3.6 million in 1997 to $5.1 million in 1998. Revenue increased primarily due to a 27.4% increase in the volume of products shipped in 1998 as compared to 1997, even though the average selling price of Western Multiplex's products decreased by 17.8% from 1997 to 1998.

   Cost of revenue. Cost of revenue increased 10.4% from $16.0 million in 1997 to $17.7 million in 1998. The increase in cost of revenue was primarily attributable to an increase of $377,000 in customer service costs and $400,000 in unusable components. As a percentage of revenue, cost of revenue increased from 50.0% in 1997 to 53.8% in 1998.

   Research and development. Research and development expenses increased 18.7% from $4.1 million in 1997 to $4.9 million in 1998. The increase was primarily attributable to increased personnel contributing to Western Multiplex's development efforts. As a percentage of revenue, research and development expenses increased from 12.8% in 1997 to 14.8% in 1998.

   Sales and marketing. Sales and marketing expenses increased 8.4% from $4.7 million in 1997 to $5.1 million in 1998. The increase in sales and marketing expenses was primarily attributable to increased hiring and training of international and domestic sales personnel. As a percentage of revenue, sales and marketing expenses increased from 14.7% in 1997 to 15.5% for 1998.

   General and administrative. General and administrative expenses remained about the same at $1.5 million in 1997 and 1998.

   Other income (expense), net. Other income decreased from $1.0 million in 1997 to other expense of $24,000 in 1998. The decrease was primarily attributable to non-receipt of interest income from Glenayre, Western Multiplex's parent company at the time, relating to intercompany indebtedness.

   Income tax provision. The income tax provision decreased by 55.6% from $2.6 million in 1997 to $1.1 million in 1998. Western Multiplex's effective tax rate decreased from 42.5% in 1997 to 38.4% in 1998 primarily due to decreases in the permanent differences between book and taxable income.

Quarterly Results of Operations

   The following table presents Western Multiplex's operating results for each of the seven quarters in the period ending September 29, 2000. The information for each of these quarters is unaudited and has been prepared on the same basis as Western Multiplex's audited financial statements appearing elsewhere in this proxy statement/ prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with Western Multiplex's audited financial statements and related notes. Western Multiplex has experienced, and expects to continue to experience, fluctuations in operating results from quarter to quarter. Historical operating results are not necessarily indicative of the results that may be expected for any future period.

                                               Quarter Ended,
                          ------------------------------------------------------------
                          3/31/99  6/30/99 9/30/99 12/31/99  3/31/00  6/30/00  9/29/00
                          -------  ------- ------- --------  -------  -------  -------
                                                (unaudited)
                                               (in thousands)
Income Statement
Revenue.................  $8,710   $8,588  $11,835 $15,617   $17,020  $20,944  $29,909
Cost of revenue.........   5,015    4,437    5,376   7,642     7,725    9,340   14,775
                          ------   ------  ------- -------   -------  -------  -------
Gross profit............   3,695    4,151    6,459   7,975     9,295   11,604   15,134
                          ------   ------  ------- -------   -------  -------  -------
Operating expenses
  Research and
   development..........   1,221    1,407    1,703   1,594     1,941    2,828    3,298
  Sales and marketing...   1,274    1,336    1,478   2,066     2,549    3,202    4,767
  General and
   administrative.......     438      454      498     648     1,089    1,463    1,545
  Amortization of
   goodwill and other
   intangibles..........     180      182      186     189       187      751      722
  Amortization of
   deferred stock
   compensation.........     --       --       --      --        886    1,082      946
  Recapitalization
   costs................     --       --       --    3,050       --       --       --
                          ------   ------  ------- -------   -------  -------  -------
    Total operating
     expenses ..........   3,113    3,379    3,865   7,547     6,652    9,326   11,278
                          ------   ------  ------- -------   -------  -------  -------
Income from operations..     582      772    2,594     428     2,643    2,278    3,856
Interest income
 (expense), net.........      (1)       1       --    (368)     (597)    (627)     258
                          ------   ------  ------- -------   -------  -------  -------
Income before taxes.....     581      773    2,594      60     2,046    1,651    4,114
Income tax provision....     222      292    1,121   1,196     1,283    1,100    2,030
                          ------   ------  ------- -------   -------  -------  -------
Income before
 extraordinary item.....     359      481    1,473  (1,136)      763      551    2,084
Loss on early
 extinguishment of debt,
 net of income tax
 benefit ...............     --       --       --      --        --       --       394
                          ------   ------  ------- -------   -------  -------  -------
Net income (loss).......  $  359   $  481  $ 1,473 $(1,136)  $   763  $   551  $ 1,690
                          ======   ======  ======= =======   =======  =======  =======

                                               Quarter Ended,
                          ---------------------------------------------------------
                          3/31/99 6/30/99 9/30/99 12/31/99  3/31/00 6/30/00 9/29/00
                          ------- ------- ------- --------  ------- ------- -------
                                                (unaudited)
As a percentage of
 Revenue:
Revenue.................   100.0%  100.0%  100.0%  100.0%    100.0%  100.0%  100.0%
Cost of revenue.........    57.6    51.7    45.4    48.9      45.4    44.6    49.4
                           -----   -----   -----   -----     -----   -----   -----
Gross margin............    42.4    48.3    54.6    51.1      54.6    55.4    50.6
Operating expenses
  Research and
   development..........    14.0    16.4    14.4    10.2      11.4    13.5    11.0
  Sales and marketing...    14.7    15.5    12.5    13.3      15.0    15.2    15.9
  General and
   administrative.......     5.0     5.3     4.2     4.1       6.4     7.0     5.2
  Amortization of
   goodwill and other
   intangibles..........     2.1     2.1     1.6     1.2       1.1     3.6     2.4
  Amortization deferred
   stock compensation...     --      --      --      --        5.2     5.2     3.2
  Recapitalization
   costs................     --      --      --     19.5       --      --      --
                           -----   -----   -----   -----     -----   -----   -----
    Total operating
     expenses...........    35.8    39.3    32.7    48.3      39.1    44.5    37.7
                           -----   -----   -----   -----     -----   -----   -----
Income from operations..     6.6     9.0    21.9     2.8      15.5    10.9    12.9
Interest income
 (expense), net.........     --      --      --     (2.4)     (3.5)   (3.0)    0.9
                           -----   -----   -----   -----     -----   -----   -----
Income (loss) before
 taxes..................     6.6     9.0    21.9     0.4      12.0     7.9    13.8
Income tax provision....     2.5     3.4     9.5     7.7       7.5     5.3     6.8
                           -----   -----   -----   -----     -----   -----   -----
Income before
 extraordinary item.....     4.1     5.6    12.4    (7.3)      4.5     2.6     7.0
Loss on early
 extinguishment of debt,
 net of income tax
 benefit................     --      --      --      --        --      --      1.3
                           -----   -----   -----   -----     -----   -----   -----
Net income (loss).......     4.1%    5.6%   12.4%   (7.3)%     4.5%    2.6%    5.7%
                           =====   =====   =====   =====     =====   =====   =====

   Western Multiplex's quarterly revenue and income from operations results have varied and are likely to continue to fluctuate significantly from quarter to quarter.

   Western Multiplex's quarterly results may fluctuate for many reasons, including the following:

  . seasonal factors that may affect capital spending by customers;

  . the timing of sales of its products;

  . the mix of products sold because its products generate different gross margins;

  . its ability to develop, introduce, ship and support new products and product enhancements and to manage product transitions;

  . its ability to obtain sufficient supplies of components for its products for which its contract manufacturers have a sole supply source or require a long lead time to produce;

  . cost pressures from shortages of skilled technical, sales and marketing employees, increased product development and other factors;

  . a failure to achieve cost reductions;

  . a decrease in the average selling prices of its products;

  . delays in deliveries to distributors, value-added resellers and other customers; and

  . manufacturing capacity constraints, which affect its ability to fulfill orders.


   Western Multiplex has experienced disruptions in its operations from some of the factors listed above and may experience them again. In addition, Western Multiplex is dependent on decisions by service providers, businesses and other enterprises to build wireless networks. These decisions are in turn dependent upon the success and expected demand for the services offered by those service providers, businesses and other enterprises.

   Western Multiplex plans to increase significantly its operating expenses to fund greater levels of research and development, expand its sales and marketing operations, broaden its customer support capabilities and develop new relationships with distributors and value-added resellers. Western Multiplex also plans to expand its general and administrative functions to address the increasing size of its business and the increasing reporting and other administrative demands that will result from being a separately traded public company. Western Multiplex's operating expenses are largely based on anticipated revenue trends, and a high percentage of its expenses are and will continue to be fixed in the short term. As a result, any delay in generating or recognizing revenue could cause significant variations in Western Multiplex's operating results from quarter to quarter and could result in substantial operating losses.

   Due to the above factors, Western Multiplex believes that quarter-to-quarter comparisons of its operating results are not a good indication of its future performance. It is likely that in some future quarters, Western Multiplex's operating results may be below the expectations of public market analysts and investors. In this event, the price of Western Multiplex's common stock may fall.

Liquidity and Capital Resources

   As discussed above, Western Multiplex had net proceeds of approximately $91.3 million from its initial public offering and in August 2000 used $28.9 million of the net proceeds to repay outstanding indebtedness under its term notes along with the outstanding borrowings under its revolving credit facility. In September 2000, Western Multiplex used $2.5 million of the net proceeds to pay a security deposit and $224,000 to prepay rent in connection with a new noncancellable operating lease. In addition, during August and September 2000, Western Multiplex also used approximately $2.5 million to finance its operations and working capital requirements.

   As of the date of this proxy statement/prospectus, Western Multiplex has not allocated the remaining net proceeds of its initial public offering for specific uses. Western Multiplex expects to use the remainder of the net proceeds of the initial public offering primarily for general corporate purposes, including working capital, expansion of its engineering organization, product development programs, sales and marketing capabilities, general and administrative functions and capital expenditures. Western Multiplex may also use a portion of the net proceeds of the initial public offering to acquire complementary businesses, products and technologies or to establish joint ventures that Western Multiplex believes will complement its current or future business. Pending the use of the proceeds described above, Western Multiplex will invest the remainder of the net proceeds of the initial public offering in short-term, interest-bearing, investment-grade securities.

   Prior to Western Multiplex's initial public offering, it had financed its operations and working capital requirements primarily through cash generated by its business and bank financing.

   Cash decreased by $1.7 million from $3.1 million at December 31, 1997 to $1.4 million at December 31, 1998, increased by $.5 million from $1.4 million at December 31, 1998 to $1.9 million at December 31, 1999 and increased by $57.5 million from $1.9 million at December 31, 1999 to $59.4 million at September 29, 2000. Operating activities generated $7.6 million in cash in 1997, $1.9 million in cash in 1998, and $6.4 million in cash in 1999. Operating activities provided $6.5 million during the nine months ended September 30, 1999 and consumed $11.0 million during the nine months ended September 29, 2000.

   Depreciation decreased by 14.1% from $789,000 in 1997 to $678,000 in 1998 and decreased by 13.4% from $678,000 in 1998 to $555,000 in 1999. Depreciation was $713,000 for the nine months ended September 29, 2000. Fixed assets are recorded at cost and depreciated over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of their useful life or the life of the lease.

   Net cash used in investing activities decreased 8.1% from $717,000 in 1997 to $659,000 in 1998 and increased 84.8% from $659,000 in 1998 to $1.2 million in 1999. Net cash used in investing activities increased from $544,000 in the nine months ended September 30, 1999 to $2.3 million in the nine months ended September 29, 2000 due to increases in capital spending.

   Net cash used in financing activities was $6.2 million in 1997, $3.0 million in 1998 and $4.6 million in 1999. Western Multiplex paid $6.3 million in distributions to Glenayre in 1997, $3.0 million in distributions to Glenayre in 1998 and $3.8 million in distributions to Glenayre in 1999. Glenayre did not provide any financing for Western Multiplex during the time it owned Western Multiplex. In 1999, in connection with the recapitalization, Western Multiplex redeemed 42,000,000 shares of its Class B common stock from Glenayre for $21.0 million and incurred $3.1 million in recapitalization costs. During the nine months ended September 29, 2000, net cash provided by financing activities was $69.8 million resulting from net proceeds from issuance of shares offset by repayment of debt and line of credit and issuance of stock subscription loans to employees. Net cash used in financing activities in the nine months ended September 30, 1999 was $6.1 million representing an intercompany loan to Glenayre.

   Western Multiplex's future capital requirements will depend upon many factors, including management of working capital, the success of marketing, sales and distribution efforts, the timing of research and product development efforts and expansion of its marketing efforts.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), which establishes accounting and reporting standards for derivative instruments and hedging activities. The statement requires recognition of all derivatives at fair value in the financial statements. FASB Statement No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133, defers implementation of SFAS No. 133 until fiscal years beginning after June 15, 2000. Western Multiplex does not have any derivative instruments or hedging activities.

   In December 1999, the Commission issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition. SAB No. 101 provides guidance on applying generally accepted accounting principles to revenue recognition in financial statements. Western Multiplex believes that its current accounting policies are in accordance with SAB No. 101.

   In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation--an interpretation of Accounting Principles Board (APB) No. 25. Interpretation No. 44 is effective July 1, 2000. Interpretation No. 44 clarifies the application of APB No. 25 for various issues, including:

  . the definition of an employee;

  . the criteria for determining whether a plan qualifies as a non-compensatory plan;

  . the accounting consequence of various modifications to the terms of a previously fixed stock option or award; and

  . the accounting for an exchange of stock compensation awards in a business combination.

   Starting July 1, 2000, Western Multiplex adopted FASB Interpretation No. 44, the adoption of which has not resulted in a material impact on its financial position or the results of its operations through the date of this proxy statement/prospectus.

Disclosures About Market Risk

   Western Multiplex's exposure to market risk for changes in interest rates relates primarily to its investment portfolio. Western Multiplex places its investments with high credit quality issuers and, by policy, limit the amount of the credit exposure to any one issuer. Western Multiplex's general policy is to limit the risk of principal loss and ensure the safety of invested funds by limiting market and credit risk.

   Currently, all sales to international customers are denominated in U.S. dollars and, accordingly, Western Multiplex is not currently exposed to foreign currency exchange rate risks other than the risk that conversion to U.S. dollars at a high cost may cause some customers to search for a lower priced competitive product.

Seasonality

   Historically, Western Multiplex's revenues have been stronger in the last two quarters of the fiscal year. This shift may primarily be attributed to the budgetary constraints of the customers in its industry and weather conditions which make an outdoor installation more difficult during the winter. However, going forward, Western Multiplex believes the impact of seasonal fluctuations on its business will decrease because demand for its products is increasing at a rate that outpaces any budget restrictions its customers may have. Moreover, Western Multiplex's expansion into international markets may minimize the impact that weather conditions may have on its overall sales.

                 MANAGEMENT AND DIRECTORS OF WESTERN MULTIPLEX
                            AND THE COMBINED COMPANY

Directors and Executive Officers of Western Multiplex

   The executive officers and directors of Western Multiplex, the positions held by them, and their ages as of November 30, 2000 are as follows:

           Name           Age                    Position(s)
           ----           ---                    -----------
 Jonathan N. Zakin.......  51 Chief Executive Officer and Chairman of the Board
                              of Directors

 Amir Zoufonoun..........  41 President, Chief Operating Officer and Director

 Nancy Huber.............  42 Chief Financial Officer, Vice President of
                              Finance and Secretary

 Fred Corsentino.........  47 Executive Vice President of Worldwide Sales

 Michael Seedman.........  43 Director

 Timothy C. Collins......  44 Director

 Jeffrey M. Hendren......  42 Director

 Hironori Aihara.........  62 Director

 Michael J. Boskin.......  54 Director

 Peter O. Crisp..........  67 Director

 Stanley S. Shuman.......  64 Director

   Jonathan N. Zakin has served as Western Multiplex's Chief Executive Officer and Chairman of the board of directors since November 1, 1999. Mr. Zakin is also currently President of Leeward Technology Partners and Leeward Management Inc., affiliates of Ripplewood Partners, and he is the Manager of Seaview Holdings, L.L.C. Prior to founding Leeward Technology Partners in 1997, he was Executive Vice President of Business Development and Corporate Strategy of U.S. Robotics, a communications equipment company, from 1995 to 1997, Executive Vice President of Sales and Marketing of U.S. Robotics from 1989 to 1995 and Vice President of Sales of U.S. Robotics from 1987 to 1989. Mr. Zakin was elected a director of U.S. Robotics in 1988. He has also held various executive and management positions, both domestically and internationally, with Winterhalter, Inc., Cosma International, Brisk and Kindle and J. Henry Schroder Corp. Mr. Zakin received an M.B.A. degree from Harvard Business School and a B.A. degree from New York University.

   Amir Zoufonoun has served as Western Multiplex's President and Chief Operating Officer and a member of the board of directors since November 1, 1999. He was also Western Multiplex's General Manager from 1998 to 1999. Since Mr. Zoufonoun joined Western Multiplex in 1989, he served in various management positions of increasing responsibility, including Vice President of Engineering. From 1979 to 1989, he held various engineering and technical management positions with Harris Corporation. Mr. Zoufonoun received a M.S. degree in electrical engineering from Santa Clara University and a B.S. degree in Electrical Engineering from San Jose State University.

   Nancy Huber has served as Western Multiplex's Chief Financial Officer, Vice President of Finance and Secretary since February 16, 2000. Prior to joining Western Multiplex, Ms. Huber served as Vice President of Finance, Western Operations for Evans & Sutherland Computer Corporation, a graphics developer, from 1998 to 1999. From 1994 to 1998, she was Vice President of Finance and Chief Financial Officer for AccelGraphics, Inc. From 1991 to 1994, she served first as MIS Manager, then Chief Financial Officer and finally Chief Executive Officer of ATG Cygnet, Inc., a mass storage robotics company. Ms. Huber received a Master of Management degree from the J.L. Kellogg Graduate School of Management and a B.S. degree in Chemical Engineering from Purdue University.

   Fred Corsentino currently serves as Western Multiplex's Executive Vice President of Worldwide Sales and has been an employee of Western Multiplex since February 25, 2000. From 1998 to 1999, Mr. Corsentino was Vice President of Sales for Open Port Technology, a worldwide provider of Internet telephony solutions. From 1997 to 1998, Mr. Corsentino was Director of North American Enterprise Access Sales for 3Com Corporation, a communications equipment company. From 1993 to 1997, he served as Director of East Area Sales for U.S. Robotics where he was responsible for major enterprise and service provider accounts. Mr. Corsentino received an M.B.A. degree from Columbia University and a B.S. degree in Economics from the New York Institute of Technology.

   Michael Seedman has served as a member of the board of directors since November 1, 1999 and a member of the audit and compensation committees since June 8, 2000. From 1997 to 1999, Mr. Seedman pursued non-business interests. From 1993 to 1997, he served as Senior Vice President and General Manager of the Personal Communications Division at U.S. Robotics where he focused on the design, manufacture and sale of modems. From 1989 to 1993, Mr. Seedman was President of Practical Peripherals, a company he founded in 1981, which was later sold to Hayes Microcomputer, Inc.

   Timothy C. Collins has served as a member of the board of directors since November 1, 1999. Mr. Collins founded Ripplewood Holdings, L.L.C. in 1995 and currently serves as its Chief Executive Officer. In addition, he is Co-Head of RJH Industrial Partners, an affiliate of Ripplewood Holdings LLC. From 1991 to 1995, Mr. Collins managed the New York office of Onex Corporation, a leveraged buy-out group headquartered in Canada. Previously, Mr. Collins was a Vice President at Lazard Freres & Company and held various positions at Booz, Allen & Hamilton and Cummins Engine Company. He also currently serves on the board of directors of Ripplewood Holdings LLC, The Strong Schafer Value Fund, The Long-Term Credit Bank of Japan Ltd., WRC Media and various other privately held Ripplewood portfolio companies. Mr. Collins received an M.B.A. degree from Yale University's School of Organization and Management and a B.A. degree in Philosophy from DePaul University.

   Jeffrey M. Hendren has served as a member of the board of directors since November 1, 1999 and a member of the compensation committee since June 8, 2000. He is a Managing Director at Ripplewood Holdings LLC. Prior to joining Ripplewood in 1998, Mr. Hendren was a Vice President in the Mergers & Acquisitions Department at Goldman, Sachs & Co. During Mr. Hendren's eight years at Goldman Sachs, he focused on transactions in healthcare and information technology. Mr. Hendren received an M.B.A. degree from Harvard Business School and a B.Sc. degree with honors in accounting and finance from Indiana University.

   Hironori Aihara has served as a member of the board of directors and the audit committee since June 8, 2000. Mr. Aihara is currently the Executive Vice President and Director of Mitsubishi Corporation. In addition, he is President, Director and Chief Executive Officer of Mitsubishi International Corporation. Mr. Aihara has been with the Mitsubishi Corporation since 1962 and has served in various executive level positions, including Managing Director of Information Systems & Services Group from 1994 to 1998 and Executive Vice President since 1998. He also currently serves as Chairman of the Board of Japan Space Imaging Corporation, director of Digital Media Lab Company and director of SPACEHAB Inc. Mr. Aihara received a B.S. degree in aeronautical engineering from Tokyo University.

   Michael J. Boskin has served as a member of the board of directors and the compensation committee since June 8, 2000. Dr. Boskin has been a professor of economics at Stanford University since 1971. He is also an Adjunct Scholar at the American Enterprise Institute and a Research Associate with the National Bureau of Economic Research. He is the Chief Executive Officer and President of Boskin & Co., Inc., a consulting firm. He was Chairman of the President's Council of Economic Advisers from 1989 until 1993. Dr. Boskin also serves as a director of Exxon Corporation, Oracle Corp., Vodafone-AirTouch PLC and First Health Group Corp. Dr. Boskin received Ph.D., M.A. and B.A. degrees from the University of California at Berkeley.

   Peter O. Crisp has served as a member of the board of directors and the audit committee since June 8, 2000. Mr. Crisp was a General Partner of Venrock Associates, a venture capital investment firm that invests in technology-based venture capital situations, for more than five years until his retirement in September 1997. He currently serves as Director of Venrock, Inc. and as Vice Chairman of Rockefeller Financial Services, Inc., positions he has held since December 1997. Mr. Crisp served as Chairman of Venrock, Inc. from 1995 to 1997 and as President from 1980 to 1995. In addition, he is a director of American Superconductor Corporation, Evans & Sutherland Computer Corporation, Lexent Inc., Thermo Electron Corporation, U.S. Trust Corporation and several private companies. Mr. Crisp received an M.B.A. from Harvard Graduate School of Business Administration and a B.A. degree from Yale University.

   Stanley S. Shuman has served as a member of the board of directors since June 8, 2000. Mr. Shuman is an Executive Vice President, Managing Director and member of the Executive Committee of Allen & Company Incorporated, a New York-based investment banking firm, positions he has held for more than the past five years. In addition, he is a Director of The News Corporation Limited, Bayou Steel Corporation, Six Flags, Inc. and several private companies. Mr. Shuman received M.B.A., J.D. and B.A. degrees from Harvard University.

Directors and Executive Officers of Adaptive Broadband who will join the combined company

   The following table sets forth information, as of November 30, 2000, regarding Adaptive Broadband's current directors and executive officers who will serve as directors and executive officers of the combined company following the merger.

 Name                          Age        Adaptive Broadband Position(s)
 ----                          ---        ------------------------------
 Frederick D. Lawrence.......   52 Chairman and Chief Executive Officer

 Daniel L. Scharre...........   49 President and Chief Operating Officer

 Donna S. Birks..............   45 Executive Vice President and Chief Financial
                                   Officer

   Frederick D. Lawrence joined Adaptive Broadband as Chairman of the Board, President and Chief Executive Officer in July 1997. From May 1996 to July 1997, Mr. Lawrence served as Chief Executive Officer of ComStream, Inc., an international supplier of satellite communications networks and products and from February 1994 to April 1996, he served as President of the Transmission Group for ADC Telecommunications, Inc., which included five independent business units producing products for high-speed video, voice, data and wireless communications. From 1982 to 1994, Mr. Lawrence held executive positions in networks operations and engineering at Sprint Corporation and its operating companies, dealing in local telephone, cellular and long distance. Prior to this, Mr. Lawrence worked at AT&T from 1970 to 1982 in a variety of positions. He holds a B.S.E.E. degree from Western Michigan University. Mr. Lawrence is a Director of Magnetek, Inc., a manufacturer of integrated electrical products. Mr. Lawrence will serve as a director of Western Multiplex after the merger.

   Daniel L. Scharre joined Adaptive Broadband in September 1997 as Vice President and Chief Technology Officer. In April 1998, Mr. Scharre became Executive Vice President of Adaptive Broadband and in August 1998, he was appointed Chief Executive Officer of the Adaptive Broadband's U.K.-based wholly owned subsidiary, Adaptive Broadband Limited. In June 2000, Mr. Scharre was appointed President and Chief Operating Officer of Adaptive Broadband. From November 1996 to September 1997, Mr. Scharre was Vice President and Chief Technical Officer of ComStream, Inc. From February 1994 to November 1996, Mr. Scharre was Vice President and General Manager of Ilex Systems, a satellite communications and equipment company. From June 1988 to December 1993, he held executive positions at Loral Western Development Labs, where he led and managed the development of a digital satellite communications system. He has a B.S. degree in physics from Caltech, a Ph.D. in physics from the University of California at Berkeley and a M.B.A. from Santa Clara University. Mr. Scharre will serve as president and chief operating officer and as a director of Western Multiplex after the merger.

   Donna S. Birks joined Adaptive Broadband in December 1997 as Executive Vice President and Chief Financial Officer. From August 1994 to June 1997, Ms. Birks was Vice President, Administration and Chief Financial Officer of ComStream Inc., an international supplier of satellite communications networks and products. From January 1992 to August 1994, Ms. Birks was Vice President and Chief Financial Officer of Macrovision Corporation, a video technology licensing company and she currently serves as a director of Macrovision. From December 1982 to January 1992, Ms. Birks served in several senior executive positions at Contel ASC (purchased by GTE Spacenet in 1991), a satellite communications transmission company. She holds a B.S. degree in Business Administration from George Mason University, a M.S. degree in Finance from American University and is a Certified Public Accountant. Ms. Birks will serve as Executive Vice President and Chief Financial Officer of Western Multiplex after the merger.

              WESTERN MULTIPLEX TRANSACTIONS WITH RELATED PARTIES

Co-Investment Agreements

   In October 1999, Western Multiplex entered into an employment and co-investment agreement with Mr. Zakin, its Chief Executive Officer and Chairman of the board of directors, and his wholly owned affiliate, Seaview
Holdings, L.L.C. Mr. Zakin will remain the chairman and chief executive officer of the combined company. Under this agreement, Seaview Holdings purchased 1,900,000 shares of common stock of WMC Holding for a price of $.50 per share, and Western Multiplex issued warrants to purchase a total of 2,918,400 shares of its common stock at an exercise price of $.50 per share to Seaview Holdings. Seaview Holdings has exercised all of these warrants. On June 16, 2000, Seaview Holdings transferred 950,000 shares of common stock of WMC Holding to The Zakin WM Investment Trust, of which Mr. Zakin is both a trustee and a beneficiary.

   In October 1999, Western Multiplex also entered into a co-investment agreement with Mr. Seedman, a member of the board of directors, and The Michael and Roberta Seedman Revocable Trust, of which Mr. Seedman is both trustee and a beneficiary. Under the co-investment agreement, The Seedman Revocable Trust purchased 1,900,000 shares of common stock of WMC Holding for a price of $.50 per share, and Western Multiplex issued warrants to purchase a total of 1,451,600 shares of its common stock at an exercise price of $.50 per share to The Seedman Revocable Trust. The Seedman Revocable Trust has exercised all of these warrants.

   Seaview Holdings and its permitted transferees have generally agreed to vote all of their shares of Western Multiplex's common stock and all of their shares of the common stock of WMC Holding in the same manner as Ripplewood Partners or WMC Holding votes on all matters acted upon at any annual or special meeting of stockholders or by written consent in place of a meeting, and agree to appoint the Senior Managing Director and Chief Executive Officer of Ripplewood Holdings, L.L.C. as their proxy to vote. This voting agreement will remain effective following the completion of the offering so long as Seaview Holdings owns less than 50% of the amount of WMC Holding common stock owned by Ripplewood Holdings. In addition, this voting agreement will terminate when Seaview Holdings no longer owns any shares of Western Multiplex's common stock or any warrants of WMC Holding.

   Michael Seedman and The Michael and Roberta Seedman Revocable Trust have been released from all voting agreements included in their co-investment agreement.

   If Mr. Zakin's employment or Mr. Seedman's directorship terminates, Western Multiplex will have an option to purchase the shares of its common stock and the warrants to purchase shares of its common stock held by Seaview Holdings and The Seedman Revocable Trust. The purchase price for the common stock will be the fair market value of Western Multiplex's common stock. The purchase price for the warrants will be the fair market value per share of Western Multiplex's common stock less the exercise price per share pursuant to the warrants, multiplied by the number of shares of common stock issuable upon the exercise of the warrants.

   Generally, Seaview Holdings and The Seedman Revocable Trust may not transfer their shares of Western Multiplex's common stock and the warrants that it owns to any third party without the consent of Ripplewood, other than transfers to Ripplewood or to Western Multiplex, except under the following circumstances:

  . If Ripplewood Partners wants to transfer its shares of Western
    Multiplex's common stock to an unrelated third party, then Seaview Holdings and The Seedman Revocable Trust may sell a pro rata portion of their shares of Western Multiplex's common stock and vested warrants on the same terms and at the same price as the sale with Ripplewood Partners.

  . If Ripplewood Partners wants to sell Western Multiplex's common stock to a third party, then Ripplewood Partners can require Seaview Holdings and The Seedman Revocable Trust sell a pro rata portion of their shares of Western Multiplex's common stock and vested warrants to the third party on the same terms and at the same price as the sale by Ripplewood Partners.

  . At any time after the offering of Western Multiplex's common stock, Seaview Holdings and The Seedman Revocable Trust will each have the right to demand that Western Multiplex register their shares of its common stock. Western Multiplex may postpone any demand registration by Seaview Holdings or The Seedman Revocable Trust if it will interfere with any pending corporate actions or plans. In addition, if Ripplewood Partners demands that Western Multiplex register its shares of Western Multiplex's common stock or if Western Multiplex registers a public offering of Western Multiplex's common stock, Seaview Holdings and The Seedman Revocable Trust will each have the right to register their shares of Western Multiplex's common stock as well.

   If a transfer of shares of Western Multiplex's common stock or warrants is made in violation of the employment and co-investment agreement with Mr. Zakin or the co-investment agreement with Mr. Seedman, or made pursuant to a forced transfer such as a death, a bankruptcy or a court order, then Ripplewood Partners has the right to purchase all the shares of Western Multiplex's common stock or warrants from the transferee.

                               ADAPTIVE BROADBAND

                       SELECTED HISTORICAL FINANCIAL DATA

   You should read the selected consolidated financial data set forth below in conjunction with "Adaptive Broadband Management's Discussion and Analysis of Financial Condition and Results of Operations" and Adaptive Broadband's financial statements and the related notes included elsewhere in this proxy statement/prospectus.

   The statement of operations data for the years ended June 30, 1998, 1999 and 2000 and the balance sheet data as of June 30, 1999 and 2000 are derived from the audited financial statements and related notes appearing elsewhere in this proxy statement/prospectus. The statement of operations data for the years ended June 30, 1996 and 1997 and the balance sheet data as of June 30, 1996, 1997, and 1998 are derived from audited financial statements not appearing in this proxy statement/prospectus. The statement of operations data for the three months ended September 30, 1999 and 2000 and the balance sheet data as of September 30, 2000 are derived from unaudited financial statements included elsewhere in this proxy statement/prospectus. Historical results are not necessarily indicative of results that may be expected for any future periods.

                                    Years ended June 30,              Three Months Ended
                          ------------------------------------------  --------------------
                           1996   1997    1998    1999(B)   2000(A)    9/30/99    9/30/00
                          ------ ------ --------  --------  --------  ---------  ---------
                                                                           (unaudited)
                                    (in thousands, except per share amounts)
Statement of Operations
 Data:
Revenue.................  $  --  $  --  $    --   $    --   $ 28,704  $   1,102  $  24,209
Operating (loss) from
 continuing operations..     --     --   (14,827)  (25,373)  (39,608)    (7,143)    (5,329)
Net income (loss) from
 continuing operations..     --     --   (11,937)  (20,794)  (26,705)    (4,758)     2,647
Net income (loss) from
 continuing operations
 attributable to common
 stockholders...........     --     --   (11,937)  (20,794)  (26,705)    (4,758)     2,647
Basic net income (loss)
 per share from
 continuing operations..  $  --  $  --  $  (0.36) $  (0.70) $  (0.80) $   (0.16) $    0.07
Diluted net income
 (loss) per share from
 continuing operations..  $  --  $  --  $  (0.36) $  (0.70) $  (0.80) $   (0.16) $    0.07
Shares used in computing
 basic net income (loss)
 per share from
 continuing operations..  32,400 32,452   32,726    29,774    33,424     29,439     37,597
Shares used in computing
 diluted net income
 (loss) per share from
 continuing operations..  32,400 32,452   32,726    29,774    33,424     29,439     39,080

                                           June 30,
                         -------------------------------------------- September 30,
                           1996     1997     1998     1999     2000       2000
                         -------- -------- -------- -------- -------- -------------
                                                                       (unaudited)
                                  (in thousands, except per share amounts)
Balance Sheet Data:
Cash, cash equivalents
 and short-term
 investments............ $  6,064 $  7,071 $ 27,226 $ 48,887 $ 16,486   $120,345
Working capital(C)......  141,452  111,506   73,380   82,041   73,104    125,414
Total assets............  280,622  220,909  161,079  171,333  198,848    190,179
Long-term debt, less
 current portion........   77,133   73,190   59,500   59,090      --         --
Total stockholders'
 equity................. $170,012 $118,024 $ 84,553 $ 84,993 $151,062   $155,168

--------
(A) In fiscal year 2000, the loss from continuing operations included pre-tax non-recurring charges of $1.1 million for premium paid on conversion of notes, $2.2 million related to the realignment of resources driven by the divestiture of the legacy business businesses, and $1.8 million for the write-off of an investment. Excluding these items, fiscal year 2000 loss from continuing operations, after tax, was $23.5 million, or $.70 per share on a diluted basis.

(B) In fiscal year 1999, the loss from continuing operations included a pre-tax charge of $8.2 million for write off of in-process research and development costs. Excluding this item, fiscal year 1999 loss from continuing operations was $13.5 million, or $.46 per share on a diluted basis.

(C) Working capital is current assets less current liabilities.

            ADAPTIVE BROADBAND MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis should be read in conjunction with "Selected Financial Data of Adaptive Broadband" and Adaptive Broadband's financial statements and related notes included elsewhere in this proxy statement/prospectus.

   In order to focus on the high-growth wireless broadband access market, in July 2000, Adaptive Broadband sold the EFData Satellite Products Division, or EFData, the Microwave Data Systems Division, or MDS, and the Microwave Radio Communications Division, or MRC. The operating results and financial position of these three divisions, together with the operating results and financial operations of the Government Division that was sold in April 1999, have been classified as discontinued operations for all periods presented in the financial statements through their divestiture dates. See Note 2--Discontinued Operations, of Notes to Condensed Consolidated Financial Statements for further discussion.

   Share amounts and related information have been restated to reflect Adaptive Broadband's stock split in the form of a one-for-one common stock dividend paid on March 30, 2000.

Information Regarding Forward-Looking Statements

   Statements made below and in the Adaptive Broadband's 2000 Annual Report to Shareholders contain forward-looking statements that involve risks and uncertainties, including statements regarding our markets, the ability to be a leader in our markets and to achieve our growth objectives, the future of network computing, data communications and broadcasting and other matters, as well as statements about the results of litigation or disputes, the results of post-closing procedures in connection with discontinued operations sale agreements, product mix and international operations, the effect of new accounting pronouncements, the realization of certain tax assets, adequacy of funds for the foreseeable future and expectations for fiscal year 2001 and beyond. Words such as "believes," "anticipates," "expects," "intends," and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. You should not place undue reliance on these forward-looking statements. These statements reflect management's analysis only as of the date thereof, and Adaptive Broadband assumes no obligation to update these statements. Actual events or results may differ materially from the events or results discussed in the forward-looking statements. Factors that could cause Adaptive Broadband's actual results to differ materially from these forward-looking statements include, but are not limited to, the level of demand for products, competition, new product introductions by competitors, the pace of market acceptance of new products, its ability to participate and respond to rapid technological change, challenges in implementing the plan to divest its legacy businesses, availability of qualified personnel, risks related to international sales, delays in the receipt of orders or in the shipment of products, changes in demand for products, cost overruns, foreign currency exchange rate fluctuations, timely availability of supply of components, dependence on major orders from a small number of customers, limitations on its ability to reduce inventory and expenses if forecasts and expected demand are not realized, general economic conditions, and whether its claims and defenses in litigation and disputes are viewed as meritorious. For a more detailed discussion of these and other factors, see "Information Regarding Forward Looking Statements" in Adaptive Broadband's Annual Report on Form 10-K for the fiscal year ended June 30, 2000, and in our Consolidated Financial Statements and Notes to Consolidated Financial Statements. The Consolidated Financial Statements should be read in conjunction with this Management's Discussion and Analysis of Financial Conditions and Results of Operations.

Overview--Results of Operations

   Adaptive Broadband is a supplier of data communications transmission equipment that is developing leading-edge technology for the deployment of broadband wireless communications over the Internet. Adaptive Broadband's AB-Access(TM) fixed wireless broadband system, or AB-Access, provides a high-speed means to bridge the "last mile" for business and residential subscribers by replacing or supplementing the traditional telephone company local loop. It offers two-way data transmission at rates up to 25 Mbps, which provides the capability for real-time video conferencing, voice, transmission of full streaming video, web surfing, and transmission of data files--all simultaneously and over one connection.

   Following the successful field trials of AB-Access technology, Adaptive Broadband began to ship AB-Access products to customers in the first quarter of fiscal year 2000. As of September 30, 2000, Adaptive Broadband has generated over $1.5 billion of contracted five-year demand for the AB-Access product. These contracts generally required twelve-month rolling forecasts of product purchases, including penalty provisions in the event of a purchase order cancellation. Solectron Corporation, or Solectron, has been contracted to manufacture the AB-Access product line with the goal of lowering per unit product costs as a result of manufacturing economies of scale.

   Since Adaptive Broadband's acquisition of Adaptive Broadband Limited, or ABL, in August 1998, its operating activities have related primarily to developing a research and development organization, testing prototype designs and commencing the staffing of its sales, marketing, field services, and technical support organizations. Adaptive Broadband has incurred operating losses due to its investments in research and development, as well as sales and marketing of the AB-Access technology and product offerings. The substantial increase in its operating expenses over the same period a year ago was primarily due to organizational expansion to provide support for the growth of its business.

Comparison of Three Months Ended September 30, 2000 and 1999

   For the quarter ended September 30, 2000, excluding a $7.9 million pre-tax gain on investments, Adaptive Broadband reported a net loss from continuing operations, which reflect solely the results of the AB-Access wireless broadband business, of $2.4 million, or $.06 per share, compared to a loss of $4.8 million, or $0.16 per share, for the same quarter a year ago.

 Revenue

   Revenue was $24.2 million for the quarter ended September 30, 2000, representing a $23.1 million increase from $1.1 million for the same period a year ago, which was the first quarter for shipments of AB-Access products. Revenue also increased from the quarter ended June 30, 2000 of $17.1 million, representing a 42% sequential growth. The increase is mainly due to increased market demand and manufacturing volume. Adaptive Broadband added 22 new customers to its active customer list during the quarter ending September 30, 2000, bringing the number of total customers to 63.

   For the quarter ended September 30, 2000, three customers each accounted for 10% or more of revenue and all three combined accounted for 76% of revenue. The majority of Adaptive Broadband's bookings and revenue were domestic; however, as it expands its product offerings to other frequency ranges useable in foreign countries, international revenue could increase significantly in the future. For the quarter ended September 30, 2000, international revenue accounted for approximately 18% of Adaptive Broadband's total revenue. Currently, all of Adaptive Broadband's international revenue is denominated in U.S. dollars.

   Adaptive Broadband generally records bookings for new orders received if the product will be shipped to the customer within twelve months. New orders booked were $30.0 million for the quarter ended September 30, 2000, compared to bookings of $12.5 million for the same quarter a year ago. Backlog at September 30, 2000 was $72.4 million.

 Gross Margin

   As a percentage of revenue, Adaptive Broadband's gross margin was 30% for the quarter ended September 30, 2000, compared with (24%) for the same quarter a year ago. The significant improvement in Adaptive Broadband's gross margin is largely attributable to increased efficiency on higher volume production, better manufacturing capacity utilization, as well as transition to manufacturing lower-cost ASIC (Application

Specific Integrated Circuit) chips for the AB-Access product platform. The ASIC chip replaces four other high-cost chips, thus reducing the cost of the AB-Access product.

 Operating Expenses

   Research and development expenses for continuing operations were $2.1 million and $5.0 million for the quarter ended September 30, 1999 and 2000. The increase in research and development expenses was mainly attributable to an increase in research and development personnel and outside consultants, as well as prototype charges for developing technology for products in multiple frequency bands for both the domestic and international markets. Adaptive Broadband believes that the continual and rapid introduction of new products and technologies is critical to sustaining growth within its current and future target markets, and it expects to continue to commit substantial resources to product development and engineering in future periods. In addition, Adaptive Broadband may consider acquiring additional technologies complementary to its business through strategic acquisitions.

   Sales, marketing and administrative expenses for continuing operations were $4.7 million and $7.6 million for the quarter ended September 30, 1999 and 2000. The increase was primarily due to the expansion in sales and marketing staffing to support the growing level of bid and proposal activities for the new AB-Access products, increased sales commissions associated with generating AB-Access revenue, and increased promotional and product marketing expenses. Adaptive Broadband believes that continued investment in sales and marketing is critical to its success and expects these expenses to increase in the future.

   The amortization of intangible assets, which consist of assembled workforce and goodwill associated with the acquisition of ABL, was $0.1 million for the quarters ended September 30, 1999 and 2000.

 Interest Income (Expense) and Other

   Net interest income (expense) was ($0.3) million and $1.6 million for the quarter ended September 30, 1999 and 2000. The higher interest income in the quarter ended September 30, 2000 was primarily due to interest earned on higher average cash balances resulting from the sales proceeds of Adaptive Broadband's discontinued operations and investments. In addition, interest expense was lowered due to the conversion of our $57.5 million 5.25% subordinated notes into common stock, and the payoff of Adaptive Broadband's credit facility in the quarter ended December 30, 1999.

   During the quarter ended September 30, 2000, Adaptive Broadband collected approximately $10.4 million of cash proceeds from the sale of its interests in Astro Terra Corporation, a laser communications technology company and recorded a gain of $7.9 million on the sale, net of loss on disposition of other investments.

 Provision for Income Taxes

   The income tax provision (benefit) from continuing operations was ($2.7) million and $1.5 million for the three months ended September 30, 1999 and 2000. The effective income tax rate for the three months ended September 30, 1999 and 2000 was consistent at 36%.

 Discontinued Operations

   In July 2000, Adaptive Broadband sold the EFData Satellite Products Division, the Microwave Data Systems Division and the Microwave Radio Communications Division. Adaptive Broadband recorded an estimated loss of $8.3 million (net of income taxes) on disposal of the three divisions in the quarter ended June 30, 2000. In the quarter ended September 30, 2000, Adaptive Broadband accrued an additional $1 million loss (net of income taxes) for final transaction related expenses. Final accounting for the MRC division is subject to completion of the post-closing procedures provided for in the MRC purchase agreement. Adaptive Broadband has been monitoring and has accrued for transaction costs related to the sales that may occur in the MRC post-closing procedures. Adaptive Broadband believes that the completion of these procedures will not have a material impact on its financial position, results of operations, or cash flows.

   In April 1999, Adaptive Broadband completed the sale of its Government Division to Northrop Grumman Corporation (Northrop Grumman) for $93 million in cash, for a net gain of approximately $36 million (net of income taxes). The Government Division provided specialized products and services principally in the areas of communications, reconnaissance, and surveillance systems used in low-altitude airplanes. The Government Division sale price includes up to an additional $5 million cash payment, contingent upon the future performance of the divested business. Northrop Grumman has notified Adaptive Broadband that Northrop Grumman believes there is no basis for any contingent future payment to Adaptive Broadband. Adaptive Broadband has not recognized any benefit for this contingent future payment. Final accounting for the Government Division is subject to completion of the post-closing procedures provided for in the Northrop Grumman agreement. Adaptive Broadband has accrued for future price adjustments that may occur in the post-closing procedures for the Government Division divestiture. At September 30, 2000, the discontinued operations reserve for the Government Division divestiture was $3.2 million. Adaptive Broadband believes that the completion of these procedures will not have a material impact on its financial position, results of operations, or cash flows.

   In July 1999, Northrop Grumman filed a lawsuit against Adaptive Broadband alleging that Adaptive Broadband failed to disclose certain events and information as required by the terms of the agreement pursuant to which Northrop Grumman acquired the Government Division from Adaptive Broadband in April 1999. No damages have been specified. In September 1999, Adaptive Broadband filed a cross-complaint against Northrop Grumman seeking to recover in excess of $3.7 million, which represents the amount that it contends Northrop Grumman appropriated from its bank accounts following the acquisition. Adaptive Broadband believes that it has strong defenses and counterclaims and plans to vigorously defend the lawsuit filed by Northrop Grumman and to pursue its counterclaims. No provisions have been made for expenses that may be incurred to resolve the lawsuit, and Adaptive Broadband believes final resolution of the Northrop Grumman allegations will not have a material impact on its financial position, results of operations, or cash flows.

Comparison of Fiscal Years Ended June 30, 1998, 1999 and 2000

   Adaptive Broadband's continuing operations, which reflect solely the results of its AB-Access business, reported a loss from continuing operations of $11.9 million or $0.36 per share, $20.8 million or $0.70 per share, and $26.7 million or $0.80 per share, for fiscal years 1998, 1999 and 2000, respectively. Operating results for fiscal year 1999 include pre-tax charges of $8.2 million for in-process research and development related to the acquisitions of ABL. Excluding this item, the net loss from continuing operations for fiscal year 1999 would have been $13.6 million, or $ 0.46 per share. Operating results for fiscal year 2000 include nonrecurring pre-tax charges of $2.2 million relating to the realignment of Adaptive Broadband's resources driven by the divestitures of the discontinued operations, a premium on conversion of notes of $1.1 million and $1.8 million loss on investment. Excluding these items, net loss from continuing operations for fiscal year 2000 would have been $23.5 million, or $0.70 per share.

 Revenue

   The quarter ended September 30, 1999 was Adaptive Broadband's first quarter of revenue for continuing operations. Net revenue was $28.7 million for the fiscal year 2000. A substantial portion of Adaptive Broadband's fiscal year 2000 revenue was generated from a limited number of customers. While Adaptive Broadband is seeking to diversify its customer base, there can be no assurance that these efforts will be successful.

   The majority of Adaptive Broadband's bookings and revenue in fiscal year 2000 were domestic; however, as it expands its product offerings to other frequency ranges useable in foreign countries, international revenue could increase significantly in the future. In fiscal year 2000, international revenue accounted for approximately 15% of Adaptive Broadband's total revenue. Of the total revenue in fiscal year 2000, 85% is from the U.S., 14% from Asia, and 1% from Latin America, Africa, and Middle East. Currently, all of Adaptive Broadband's international revenues are denominated in U.S. dollars. During fiscal year 2000, four customers each accounted for 10% or more of Adaptive Broadband's revenue and all four combined accounted for 75% of the fiscal year 2000 revenue. At June 30, 2000, Adaptive Broadband had 40 customers.

   Adaptive Broadband generally records bookings for new orders received under existing supply contracts if the product will be shipped to the customer within twelve months. New orders booked from continuing operations were $95.3 million for fiscal year 2000 with backlog at June 30, 2000 of $66.6 million. Based on the existing contracted demand, new bid activity, and expected wireless broadband deployment plans of existing customers, Adaptive Broadband expects fiscal year 2001 revenue to be significantly higher than fiscal year 2000.

 Gross Margin

   Adaptive Broadband outsources its manufacturing function; thus, a significant portion of its costs of revenue consists of payments to Solectron, its contract manufacturer. Adaptive Broadband conducts supply chain management, quality assurance, manufacturing engineering, documentation control and repairs at its facilities in Billerica, Massachusetts and Rochester, New York. During fiscal year 2000, Adaptive Broadband's gross margin had improved from (24%) in the first quarter to 15% in the fourth quarter, largely attributable to increased efficiency on higher volume shipments and better manufacturing capacity utilization. Adaptive Broadband expects gross margin to continue to improve in future periods as higher production volume is achieved, and as it completes the transition to manufacturing a lower-cost ASIC chip for the AB-Access product platform. The ASIC chip replaces four other high-cost chips, thus reducing the cost of the AB-Access product.

 Operating Expenses

   Research and development expenses consist principally of investments related to the design, development, testing and enhancement of Adaptive Broadband's broadband products. Research and development expenses for continuing operations were $0.3 million, $4.7 million, and $17.1 million for fiscal years 1998, 1999 and 2000. The increase in research and development expenses in fiscal year 2000 was mainly attributable to an increase in research and development personnel and outside consultants, as well as prototype charges for developing technology for products in multiple frequency bands for both the domestic and international markets. Adaptive Broadband believes that the continual and rapid introduction of new products and technologies is critical to sustaining growth within its current and future target markets, and expects to continue to commit substantial resources to product development and engineering in future periods. In addition, Adaptive Broadband may consider acquiring additional technologies complementary to its business through strategic acquisitions.

   Selling and marketing expenses consist of salaries, commissions and related expenses for personnel engaged in marketing, sales and field service support functions, as well as trade shows and promotional expenses. General and administrative expenses consist primarily of salaries and related expenses for executives, finance and administrative personnel, professional fees and other general corporate expenses. Sales, marketing and administrative expenses for continuing operations were $13.9 million, $12.2 million, and $24.3 million, for fiscal years 1998, 1999, and 2000, respectively. Sales, marketing and administrative expenses for fiscal year 2000 included a $2.2 million of non-recurring pre-tax charges related to the realignment of resources driven by the divestitures of the discontinued operations. The non-recurring charges included changes in certain compensation plans that were necessary based upon a significantly reduced employee base as Adaptive Broadband divests the three legacy businesses and to ensure that it has adequate retention incentives. The charges also included relocation and recruiting costs incurred, for certain employees that were necessary due to the transfers of facilities during the divestiture process. In addition to the nonrecurring charges, the increase for fiscal year 2000 was primarily due to the expansion in sales and marketing staffing to support the growing level of bid and proposal activities for the new AB-Access products, increased sales commission associated with generating AB-Access revenue, and increased promotional and product marketing expenses. Adaptive Broadband believes that continued investment in sales and marketing is critical to its success and expect these expenses to increase in the future.

   On August 20, 1998, Adaptive Broadband acquired ABL, a United Kingdom based company developing high-speed wireless Internet connectivity technology. Adaptive Broadband accounted for the acquisition under the purchase method. The initial purchase price was approximately $10.9 million including cash payments, direct costs, and the assumption of ABL's net liabilities. Adaptive Broadband recorded the assets and liabilities assumed based on their fair values at the date of acquisition. The purchase price was allocated $8.2 million to in-process research and development, $0.4 million to net tangible assets, $0.4 million to identifiable intangible assets, and $1.9 million to goodwill. The amount allocated to in-process research and development was expensed at the time of acquisition. In January 2000, Adaptive Broadband paid $1.3 million as the first portion of the contingent purchase price, which was accounted for as additional goodwill. The remaining contingent portion of the purchase price will include payments of up to $3.5 million and will be recorded as goodwill. Adaptive Broadband's results of operations for fiscal year 1999 included ABL's results from August 20, 1998.

   In connection with the acquisition of ABL, Adaptive Broadband allocated a significant portion of the purchase price to purchased in-process research and development. Adaptive Broadband estimated the fair value of the in-process research and development using the income approach, which discounted expected future after-tax cash flows generated by the purchased in-process research and development to present value, using an appropriate risk-adjusted discount rate and revenue forecasts. The discount rate was derived based on consideration of the weighted average cost of capital as well as other factors, including the useful life of the technology, profitability levels of the technology, the uncertainty of technological advances that were known at the time, and the stage of completion of the technology. Adaptive Broadband believes that the estimated in-process research and development amount so determined represents fair value and does not exceed the amount a third party would have paid for the project.

   At the date of the acquisition, the in-process research and development projects had not yet reached technological feasibility and had no alternative future uses. Accordingly, the value allocated to these projects was expensed at acquisition.

   The amortization of intangible assets, which consist of assembled workforce and goodwill, was none, $0.3 million and $0.4 million for fiscal years 1998, 1999 and 2000, respectively. These intangible assets relate to the August 1998 acquisition of ABL and the additional purchase price paid in January 2000 for ABL recorded as goodwill.

 Interest Income (Expense) and Other

   Net interest income (expense) was $(3.8) million, $(4.0) million, and $0.7 million for fiscal years 1998, 1999 and 2000. The increase in interest income during fiscal year 2000 was due to interest earned on higher average cash balances resulting from the sales proceeds of our Government division in April 1999 and proceeds from the issuance of common stock under Adaptive Broadband's employee stock plans during fiscal year 2000. In addition, interest expense was lowered due to the conversion of Adaptive Broadband's $57.5 million
5.25% subordinated notes into common stock, and the payoff of Adaptive Broadband's credit facility in early fiscal year 2000.

   Adaptive Broadband issued $57.5 million of 5.25% convertible subordinated notes on December 15, 1993, due on December 15, 2003. Note holders could convert these notes at any time prior to maturity into shares of Adaptive Broadband common stock at a price of $14.2188 per share, and Adaptive Broadband had the option to redeem these notes at any time. Interest was payable semi-annually. The notes were subordinated to all of Adaptive Broadband's existing and future senior indebtedness, and were quoted on the Nasdaq National Market. During the second quarter ended December 31, 1999, at the request of certain note holders, Adaptive Broadband converted $34.1 million of the subordinated notes into approximately 2.4 million shares of common stock. Upon the conversion, Adaptive Broadband incurred a $1.1 million premium charge, which was equivalent to accrued interest on the converted notes plus 1.6%. During the third quarter ended March 31, 2000, Adaptive Broadband called the conversion of the remaining notes. As a result, the remaining principal amount of $23.4 million of Adaptive Broadband subordinated notes was converted into 1.6 million shares of common stock.

   In January 2000, Adaptive Broadband invested $2 million in Radio Local Area Networks, Inc., a privately held technology company supplying wireless Local Area Networks (LAN). During the fourth quarter of fiscal year 2000, Adaptive Broadband ceased its support of the wireless LAN initiative and wrote off the outstanding amount of its investment of $1.8 million.

   During fiscal years 1999 and 2000, Adaptive Broadband had invested a total of $1.5 million in a privately held company developing infrared and laser communications technologies, Astro Terra Corporation (Astro Terra). On July 7, 2000, Adaptive Broadband sold its interest in Astro Terra to a publicly held company, MRV Communications, Inc. (MRVC), in exchange for 185,000 shares of MRVC's common stock.

 Provision for Income Taxes

   The income tax benefit from continuing operations was $6.7 million, $8.6 million, and $15.0 million for fiscal years 1998, 1999 and 2000. The effective income tax rate for 1998, 1999 (excluding the impact of the partial valuation allowance recorded against future deductions from the amortization of intangible assets in the ABL acquisition) and 2000 was 36%.

   At June 30, 2000, Adaptive Broadband had a cumulative net deferred income tax asset of $21.1 million that will be available to reduce payments on future federal and state income tax liabilities. At June 30, 2000, Adaptive Broadband had gross deferred tax assets arising from deductible temporary differences, tax losses and tax credits of $86.3 million. The gross deferred tax assets are offset by a valuation allowance of $65.1 million and deferred tax liabilities of $0.2 million. $59.4 million of the valuation allowance represents future stock deductions that will be credited to additional paid-in capital when released. Realization of the majority of the net deferred tax assets is dependent on Adaptive Broadband ability to generate approximately $53 million of future United States taxable income. Based on contracted demand and forecasted product performances, Adaptive Broadband believes that it is more likely than not that the assets will be realized based on forecasted income. However, there can be no assurance that Adaptive Broadband will meet the expectations of future income. Adaptive Broadband plans to evaluate the realizability of the deferred tax assets quarterly and assess the need for additional valuation allowance.

 Discontinued Operations

   In July 2000, Adaptive Broadband sold the EFData Satellite Products Division, the Microwave Data Systems Division and the Microwave Radio Communications Division. The operating results and financial position of these three divisions, together with the operating results and financial position of the Government Division that was sold in April 1999, have been classified as discontinued operations for all periods presented in the financial statements through their divestiture dates. Total revenue from EFData, MRC and MDS was $175.3 million, $156.7 million and $175.0 million for fiscal years 1998, 1999 and 2000, respectively. The income (loss) from EFData, MRC and MDS, was $15.8 million net of income taxes of $6.3 million, $(3.9) million net of income tax benefit of $1.9 million, and $4.1 million net of income taxes of $2.3 million for fiscal years 1998, 1999 and 2000, respectively. Total revenue from the Government Division discontinued operations was $85.7 million for fiscal year 1998 and $67.7 million for fiscal year 1999 for the period prior to disposal. A loss of $8.3 million was recorded on the disposal of the three divisions in the fourth quarter of fiscal year 2000. Income from the Government Division discontinued operations (net of income taxes) was $3.5 million for fiscal year 1998 and $2.0 million for fiscal year 1999 for the period prior to disposal.

   In April 1999, Adaptive Broadband completed the sale of its Government Division to Northrop Grumman Corporation for $93 million in cash, for a net gain of approximately $36 million (net of income taxes). The Government Division provided specialized products and services principally in the areas of communications, reconnaissance, and surveillance systems used in low-altitude airplanes. The Government Division sale price includes up to an additional $5 million cash payment, contingent upon the future performance of the divested business. Adaptive Broadband has not recognized any benefit for this contingent future payment. Final accounting for the Government Division is subject to completion of the post-closing procedures provided for in the Northrop Grumman agreement. Adaptive Broadband has accrued for future price adjustments that may occur in the post-closing procedures for the Government Division divestiture. At June 30, 2000, the discontinued operations reserve for the Government Division divestiture was $3.5 million. Adaptive Broadband believes that the completion of these procedures will not have a material impact on its financial position, results of operations, or cash flows.

   In February 1998, Satellite Transmission Systems (STS) was sold to L-3 Communications Corporation (L-3) for $27 million in cash, and in April 1998, Microwave Networks (MN) was sold to Tadiran Ltd. (Tadiran) for $31.5 million in cash. STS was a systems integrator supplying turnkey satellite transmit/receive earth stations and networks for domestic, international and government applications. MN was engaged in the design, manufacture, sale and installation of high performance digital and analog microwave radios and transmission products for cellular, personal communications network applications and private communications network markets. During the second half of fiscal year 1998, Adaptive Broadband recorded additional provisions of $15.1 million (net of income taxes) for additional losses on disposal of these divisions. These provisions were primarily for adjustments to the combined losses on sale and for higher than anticipated operating losses prior to disposal of both divisions. The operating results, loss on disposal, and financial position of these divisions have been classified as discontinued operations in Adaptive Broadband's financial statements through the divestiture dates. Revenue from the MN and STS discontinued operations was $83.2 million in fiscal year 1998 for the period prior to disposal. The loss from discontinued operations (net of income taxes) for MN and STS was accrued as part of the net loss on disposal.

   In May 1995, Adaptive Broadband's MN division entered into certain agreements with Nokia Telecommunications Oy (Nokia) pursuant to which MN was to provide to Nokia certain microwave radios and related software and services, and was to carry out certain development programs. In September 1997, Nokia informed MN of a purported failure of certain of the products sold to Nokia to meet certain contractual specifications. MN was sold to Tadiran in April 1998 and under the terms of the sale agreement, Tadiran assumed and indemnified Adaptive Broadband with respect to the Nokia claims. Tadiran subsequently took the position that Adaptive Broadband was responsible for the Nokia claims, based upon allegations that Adaptive Broadband failed to provide adequate disclosures and financial reserves with respect to such claims. In September 1998, Nokia began arbitration proceedings to recover damages, which were claimed to be $40.6 million. In January 2000, Adaptive Broadband and Tadiran settled the Nokia claims for $2 million, and Tadiran and Adaptive Broadband reserved rights against each other. In May 1999, Adaptive Broadband arbitration proceedings against Tadiran, primarily to determine that Tadiran is responsible for the Nokia claims, which later had been liquidated at $2 million. In April 2000, Adaptive Broadband and Tadiran settled all claims against each other. The Nokia and Tadiran settlements had no impact on Adaptive Broadband's financial position, results of operations or cash flows.

   In July 1999, Northrop Grumman filed a lawsuit against Adaptive Broadband alleging that it failed to disclose certain events and information as required by the terms of the agreement pursuant to which Northrop Grumman acquired the Government Division of Adaptive Broadband in April 1999. No damages have been specified. In September 1999, Adaptive Broadband filed a cross-complaint against Northrop Grumman seeking to recover in excess of $3.7 million, which represents the amount that Adaptive Broadband contends Northrop Grumman appropriated from Adaptive Broadband's bank accounts following the acquisition. Adaptive Broadband believes that it has strong defenses and counterclaims and plans to vigorously defend the lawsuit filed by Northrop Grumman and to pursue its counterclaims. No provisions have been made for expenses that may be incurred to resolve the lawsuit, and Adaptive Broadband believes final resolution of the Northrop Grumman allegations will not have a material impact on its financial position, results of operations, or cash flows.

Liquidity and Capital Resources

   At June 30, 2000, Adaptive Broadband's net working capital was $73.1 million, which included cash and cash equivalents of $16.5 million, as compared to net working capital of $82.0 million, which included cash and cash equivalents of $48.9 million, at June 30, 1999. The decrease in cash and cash equivalents was primarily due to cash used for continuing operations and the stock repurchase plan, offset by proceeds from the issuance of treasury and common stock.

   Cash used for continuing operating activities was $48.8 million in fiscal year 2000, compared with cash used for continuing operating activities of $21.4 million and $15.6 million in fiscal years 1998 and 1999. Cash used in fiscal 2000 was primarily due to a loss from operations, increase in accounts receivable and inventories, offset by increases in accounts payable and other accrued liabilities.

   Cash used in investing activities for fiscal year 2000 was $22.2 million, primarily for $9.3 million of capital expenditures, $1.3 million for the first portion of the contingent purchase price for ABL, $1.0 million for an investment in Cambridge Broadband Limited, and $1.0 million for an investment in Astro Terra. In addition, $9.7 million was used in discontinued operations activities. Cash generated from investing activities for fiscal year 1999 was $48.4 million, primarily from proceeds of $80.6 million (net of transaction costs) from the sale of Adaptive Broadband's Government Division, offset by cash used in discontinued operations of $19.0 million, the acquisition of ABL for $10.6 million, and capital expenditures of $2.1 million. Cash generated from investing activities for fiscal year 1998 was $79.9 million, primarily from the sale of MN, STS and the Services Division for approximately $66.7 million.

   At September 30, 2000, Adaptive Broadband's net working capital was $125.4 million, which included $120.3 million of cash and cash equivalents, as compared to net working capital of $73.1 million, which included cash and cash equivalents of $16.5 million, at June 30, 2000. The increase in cash and cash equivalents was primarily due to proceeds from the sale of discontinued operations and investments, offset by cash used for continuing operations.

   For the three months ended September 30, 2000, Adaptive Broadband used $18.4 million of cash for continuing operating activities, primarily due to a loss from operations, an increase in accounts receivable of $10.8 million and a decrease in accounts payable and other accrued liability of $14.5 million, offset by a decrease in inventory of $10.3 million. For the same period in the prior year, Adaptive Broadband used $9.3 million of cash for continuing operating activities, primarily due to a loss from operations and a decrease in accounts payable and other accrued liability of $2.0 million.

   For the three months ended September 30, 2000, Adaptive Broadband collected $120.4 million of cash from investing activities, including proceeds from the sale of discontinued operations for $110.0 million, proceeds from the sale of technology investment for $10.4 million, offset by $1.3 million used for capital expenditures. For the same period in the prior year, Adaptive Broadband used $0.5 million for capital expenditures and $9.0 million for discontinued operations.

   For the three months ended September 30, 2000 and 1999, Adaptive Broadband received $2.1 million and $4.9 million of cash from the sale of common stock under its stock option and stock purchase plans. During the quarter ended September 30, 1999, Adaptive Broadband acquired 252,500 shares of its common stock for $3.3 million, bringing the total shares repurchased to approximately
5.6 million shares under the board of directors authorized twelve million share common stock repurchase plan. Adaptive Broadband is not currently repurchasing shares on an active basis.

   Adaptive Broadband's fiscal year 2000 financing activities included the receipt of $43.0 million from the sale of Adaptive Broadband common stock under on-going stock option and stock purchase plans offset by a $1.1 million premium paid by Adaptive Broadband on the conversion of notes, which is described in the section titled "Interest Income (Expense) and Other."

   On October 6, 1998, Adaptive Broadband's board of directors increased the number of shares authorized for repurchase on the open market to twelve million. Adaptive Broadband acquired approximately 3.2 million shares of common stock for $34.1 million, 2.2 million shares of common stock for $15.7 million, and 0.3 million shares of common stock for $3.3 million, in fiscal years 1998, 1999, and 2000, respectively.

   In March 2000, Adaptive Broadband entered into a secured revolving credit facility with available credit of $25 million that expires in March 2003. The annual commitment fee on the unused portion of the facility and the interest rate for borrowings vary based upon Adaptive Broadband's ratio of funded debt to earnings before interest, amortization and taxes, with the maximum commitment fee set at 0.25% and the maximum borrowing rate set at the bank's prime rate plus 0.5%. The maximum borrowing rate was 10.0% at September 30, 2000. The net borrowing capacity under Adaptive Broadband's credit facility was $25 million as of September 30, 2000.

   Adaptive Broadband believes that its current cash position, funds generated from operations and available credit facility, will be adequate to meet Adaptive Broadband's requirements for working capital and capital expenditures for the foreseeable future.

New Accounting Pronouncements

   Adaptive Broadband adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." The adoption of SFAS 133 has no material impact on Adaptive Broadband's financial position, results of operations and cash flows.

   Adaptive Broadband adopted FASB Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB Opinion No. 25." The adoption of FIN 44 has no material impact on Adaptive Broadband's financial position, results of operations and cash flows.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB
101). SAB 101 summarizes certain of the SEC Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB 101 is required to be adopted by December 31, 2000. Adaptive Broadband is currently evaluating the impact of SAB 101. Based on presently available guidance, Adaptive Broadband does not anticipate the adoption of SAB 101 to have any material impact on its financial position, results of operations and cash flows.

                 DESCRIPTION OF WESTERN MULTIPLEX CAPITAL STOCK

General

   Western Multiplex is authorized to issue up to 200,000,000 shares of Class A common stock, par value $.01 per share, 100,000,000 shares of Class B common stock, par value $.01 per share, and 25,000,000 shares of undesignated preferred stock, par value $.01 per share. As of November 30, 2000, there were 55,688,754 shares of Class A common stock outstanding held of record by 46 stockholders, no shares of Class B common stock outstanding and no shares of preferred stock outstanding.

Class A Common Stock

   The holders of Class A common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. The Class A common stock does not have cumulative voting rights, which means that a majority of the outstanding Class A common stock voting in the election of directors can elect all directors being elected. The holders of Class A common stock are entitled to receive dividends when, as and if declared by the board of directors out of legally available funds. Upon liquidation or dissolution, the holders of Class A common stock will be entitled to share ratably with the Class B common stock in the assets legally available for distribution to stockholders after the payment of liabilities and subject to any prior rights of holders of preferred stock outstanding at the time. The holders of Class A common stock have no conversion, redemption, preemptive or subscription rights under Western Multiplex's second amended and restated certificate of incorporation. The rights, preferences and privileges of holders of the Class A common stock are subject to the rights of the holders of any shares of any series of preferred stock which Western Multiplex may issue in the future.

Class B Common Stock

   The Class B common stock is treated for all purposes like the Class A common stock, except that the Class B common stock has ten votes per share. The Class A and Class B common stock vote together as a single class on all matters. Currently, there is no Class B common stock outstanding.

Preferred Stock

   Western Multiplex has 25,000,000 shares of undesignated preferred stock authorized for issuance. Currently, there are no shares of preferred stock outstanding.

   The board of directors of Western Multiplex may, without any additional action by its stockholders at the time of issuance, fix the dividend rights, and rates, conversion rights or rights of exchange, voting rights, terms of redemption and, redemption price or prices, liquidation preferences and any other rights, preferences, privileges, and restrictions of any series of preferred stock as well as the number of shares constituting any series and the designation of the series. Western Multiplex has no present plans to issue any shares of preferred stock.

Warrants

   On November 3, 2000, Western Multiplex issued a warrant to purchase 25,000 shares of its Class A common stock to The Baker Family Revocable Living Trust. The exercise price of this warrant is $14.0125 (subject to adjustment as set forth in the warrant) and the exercise period ends on December 1, 2005. Western Multiplex granted The Baker Family Revocable Living Trust specified "piggyback" registration rights covering the shares issuable upon exercise of the warrant.

Registration Rights

   Demand Registrations. On February 1, 2001 (the date of the expiration of the 180-day lock-up period following the closing of Western Multiplex's initial public offering), the holders of 41,506,351 shares of

Western Multiplex common stock and the holder of a warrant to purchase 25,000 shares of Western Multiplex common stock will have rights to require Western Multiplex to register their shares for sale under the Securities Act. Following the expiration of the lock-up period, Seaview Holdings and The Seedman Revocable Trust will each have the right to make two separate written demands on Western Multiplex to register their shares of Western Multiplex common stock. In addition, they will each have the right to have their shares of Western Multiplex common stock registered pro rata with Ripplewood Partners any time that Western Multiplex do a registered offering of its common stock or any time Ripplewood Partners demands that Western Multiplex register any of its shares of Western Multiplex common stock. In cases where Seaview Holdings or The Seedman Revocable Trust demand that Western Multiplex register their shares of Western Multiplex common stock, the demanding party has the right to select the underwriter, assuming the selection is reasonably satisfactory to Ripplewood Partners. However, Western Multiplex has the right to postpone any demand registration by Seaview Holdings or The Seedman Revocable Trust if the registered offering would interfere with a pending financing, merger, sale of assets, recapitalization or similar corporate action or with an offering of Western Multiplex common stock by Ripplewood Partners or any of its permitted transferees.

   Following the expiration of the lock-up period, Ripplewood Holdings, or any of its affiliates or subsidiaries, including WMC Holding, has the right to make written demands on Western Multiplex at any time to register its shares of Western Multiplex common stock. In addition, Ripplewood Holdings or any of its affiliates or subsidiaries each has the right to have its shares of Western Multiplex common stock registered pro rata with Seaview Holdings and The Seedman Revocable Trust whenever either of them makes a written demand on Western Multiplex to register their shares of Western Multiplex common stock. In cases where Ripplewood Holdings, or any of its affiliates or subsidiaries demands that Western Multiplex registers its shares of its common stock, the demanding party has the right to select the underwriter, assuming the selection is reasonably satisfactory to Western Multiplex. Furthermore, any time that Western Multiplex grants any other holders of its common stock rights to request that Western Multiplex effect a registration under the Securities Act of any shares of Western Multiplex common stock on terms more favorable than those in the registration rights agreement, dated as of June 8, 2000, among Ripplewood Holdings, WMC Holding and Western Multiplex, Western Multiplex must amend the registration rights agreement to provide Ripplewood Holdings and all of its affiliates and subsidiaries with the same rights and benefits.

   All of the registration rights are subject to conditions and limitations, including the right of underwriters to limit the number of shares included in a registration statement and to exclude any holder's shares from a registration initiated by Western Multiplex for its account. Western Multiplex has agreed to pay the expenses of those registrations in most cases.

   Piggyback Registrations. For as long as GTI Acquisition or any of its permitted transferees own shares of Western Multiplex common stock, such persons have the right to sell all or any portion of Western Multiplex common stock held by them in any registered offering of Western Mutliplex common stock that is initiated by Western Multiplex or by WMC Holding, other than registered offerings in connection with securities issued in business combination transactions or pursuant to certain employee benefit plans. These registration rights are subject to conditions and limitations, including the right of underwriters to limit the number of shares included in a registration.

   In addition, following the expiration of the 180-day lock-up period following the closing of a firmly underwritten registered public offering of Western Multiplex common stock, employee stockholders and their permitted transferees, have the right to sell all or any portion of Western Multiplex common stock held by them in any registered offering of Western Multiplex common stock that is initiated by Western Multiplex, WMC Holding or Ripplewood Partners. These registration rights are subject to conditions and limitations as determined in good faith by the Western Multiplex board of directors, the board of directors of WMC Holding or by Ripplewood Partners and about which employee stockholders have received notice.

   The Baker Family Revocable Living Trust also has the right to include in registrations initiated by Western Multiplex up to 25,000 shares of Western Multiplex common stock issuable upon the exercise of a warrant issued to such party on November 3, 2000, subject to customary cutback provisions.

Anti-Takeover Provisions in Delaware Law

   Western Multiplex is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination or the transaction in which such person became an interested stockholder is approved in a prescribed manner. A business combination includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An interested stockholder is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of our voting stock. The statute could have the effect of delaying, deferring or preventing a change of control of Western Multiplex.

   The amended and restated certificate of incorporation of Western Multiplex provides that any action required or permitted to be taken by its stockholders must be effected by a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. In addition, the bylaws of Western Multiplex provide that special meetings of stockholders may be called only by a chairman of the board of directors, the chief executive officer or pursuant to a resolution adopted by a majority of the total number of authorized directors or by the holders of 50% of the outstanding Western Multiplex voting stock.

   The Western Multiplex amended and restated certificate of incorporation also specifies that its board of directors will be classified into three classes of directors. Under Delaware law, directors of a corporation with a classified board may be removed only for cause unless the corporation's certificate of incorporation provides otherwise. The amended and restated certificate of incorporation does not provide otherwise. In addition, the amended and restated certificate of incorporation specifies that the authorized number of directors may be changed only by resolution of the board of directors, and it does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

   The Western Multiplex amended and restated certificate of incorporation may only be amended with the approval of 66 2/3% of the outstanding voting stock and its bylaws may only be amended either by the board of directors or with the approval of 66 2/3% of the outstanding voting stock. Furthermore, the Western Multiplex amended and restated certificate of incorporation requires the advance notice of stockholders' nominations for the election of directors and business brought before a meeting of stockholders. Lastly, the amended and restated certificate of incorporation provides that a majority of the directors in office, even if less than a quorum, are entitled to fill vacancies created by resignation, death, disqualification, removal or by an increase in the size of the board.

   These provisions of the amended and restated certificate of incorporation and bylaws could delay or discourage transactions involving an actual or potential change of control of Western Multiplex, which includes transactions in which stockholders might otherwise receive a premium for their shares over then current prices. In addition, these provisions may limit the ability of stockholders to remove the current or future management of Western Multiplex or approve transactions that they may deem to be in their best interests and, therefore, could reduce the price of Western Multiplex common stock.

                      SUBMISSION OF STOCKHOLDER PROPOSALS

   Under Western Multiplex's certificate of incorporation and bylaws and under applicable law, Western Multiplex stockholders may present proper proposals for inclusion in Western Multiplex's proxy statement and for consideration at the next annual meeting of its stockholders by submitting such proposals to Western Multiplex in a timely manner. In order to be so included for the 2001 annual meeting, stockholder proposals must comply with the requirements of Western Multiplex's certificate of incorporation and applicable law.

   Due to the contemplated completion of the merger, Adaptive Broadband does not currently expect to hold a 2001 annual meeting of stockholders. If the merger is not completed and an annual meeting is held, stockholder proposals for inclusion in proxy materials for the meeting must have been submitted to the corporate secretary of Adaptive Broadband in writing. Under Adaptive Broadband's certificate of incorporation and bylaws and under applicable law, Adaptive Broadband stockholders may present proper proposals for inclusion in Adaptive Broadband's proxy statement and for consideration at the next annual meeting of its stockholders by submitting such proposals to Adaptive Broadband in a timely manner. In order to be so included for the 2001 annual meeting, stockholder proposals must be received by Adaptive Broadband by June 4, 2001 and must otherwise comply with the requirements of Adaptive Broadband's certificate of incorporation and applicable law.

                                    EXPERTS

   The financial statements of Western Multiplex included in this proxy statements/prospectus to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

   The consolidated financial statements of Adaptive Broadband at June 30, 1999 and 2000, and for each of the three years in the period ended June 30, 2000, included in this proxy statement/prospectus, which are referred to and made a part of this proxy statement/prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

   The validity of the shares of Western Multiplex common stock to be issued in the merger and that are covered by this proxy statement/prospectus will be passed upon for Western Multiplex by Simpson Thacher & Bartlett. In addition, Simpson Thacher & Bartlett will pass upon certain United States federal tax consequences of the merger to Western Multiplex stockholders. Cooley Godward LLP will pass upon certain United States federal tax consequences of the merger to Adaptive Broadband stockholders.

                INDEX TO WESTERN MULTIPLEX FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Public Accountants................................... F-2
Balance Sheets............................................................. F-3
Income Statements.......................................................... F-4
Statements of Stockholders Equity.......................................... F-5
Statements of Cash Flows................................................... F-7
Notes to Financial Statements.............................................. F-8

                INDEX TO ADAPTIVE BROADBAND FINANCIAL STATEMENTS

Report of Independent Public Accountants................................... F-19
Balance Sheets............................................................. F-20
Income Statements.......................................................... F-21
Statements of Cash Flows................................................... F-22
Statements of Stockholders Equity.......................................... F-23
Notes to Financial Statements.............................................. F-24

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Western Multiplex Corporation:

   We have audited the accompanying balance sheets of Western Multiplex Corporation (a Delaware corporation, formerly known as Glenayre Western Multiplex) as of December 31, 1999 and 1998, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Multiplex Corporation as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Arthur Andersen LLP

San Jose, California
March 15, 2000

                         WESTERN MULTIPLEX CORPORATION

                                 BALANCE SHEETS

            As of December 31, 1998 and 1999 and September 29, 2000
                (Dollars in thousands, except per share amounts)

                                                  December 31,
                                                 ----------------  September 29,
                                                  1998     1999        2000
                                                 -------  -------  -------------
                                                                    (unaudited)
                    ASSETS
Current assets:
  Cash.........................................  $ 1,377  $ 1,913    $ 59,364
  Accounts receivable, net of allowance of
   $100, $339, and $444, respectively..........    4,936    8,830      26,022
  Inventory....................................    6,189    5,543      11,495
  Prepaid expenses and other...................      331      301       1,703
  Deferred tax assets..........................    1,143    1,057       1,057
                                                 -------  -------    --------
    Total current assets.......................   13,976   17,644      99,641
Equipment and leasehold improvements, net......    1,832    2,496       4,093
Deferred tax assets............................       48    3,882       3,447
Deferred financing costs.......................      --       748         --
Other long-term assets.........................      --       --        2,500
Goodwill and other intangible assets, net of
 accumulated amortization of $2,700, $3,438 and
 $5,098, respectively..........................   19,290   18,552      23,641
                                                 -------  -------    --------
    Total assets...............................  $35,146  $43,322    $133,322
                                                 =======  =======    ========
     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Revolving line of credit.....................  $   --   $ 2,000    $    --
  Long-term debt--current portion..............      --     2,847         --
  Accounts payable.............................    2,170    3,059       8,924
  Accrued liabilities..........................    1,828    3,848       6,660
  Payable to parent company....................      143    1,409         106
                                                 -------  -------    --------
    Total current liabilities..................    4,141   13,163      15,690
Long-term debt.................................      --    19,153         --
Other long-term obligations....................      286      --           38
                                                 -------  -------    --------
    Total liabilities..........................    4,427   32,316      15,728
                                                 -------  -------    --------
Commitments and contingencies (Note 6)
Stockholders' equity:
  Common stock, Class A, par value $.01;
   authorized 100,000,000, none issued at
   December 31, 1998 and 1999 and 55,518,123
   issued and outstanding at September 29,
   2000........................................      --       --          975
  Common stock, Class B, par value $.01;
   authorized 100,000,000, 80,000,000 issued;
   80,000,000, 38,000,000 and none outstanding
   at December 31, 1998, 1999 and September 29,
   2000, respectively..........................      800      800         --
  Paid-in capital..............................   32,443   31,433     141,466
  Treasury stock...............................      --   (21,000)    (21,000)
  Deferred stock compensation..................      --       --       (5,469)
  Retained earnings (deficit)..................   (1,404)    (227)      2,777
  Less: Net receivable from Glenayre...........   (1,120)     --          --
     Employee stock subscription receivable....      --       --       (1,155)
                                                 -------  -------    --------
    Total stockholders' equity.................   30,719   11,006     117,594
                                                 -------  -------    --------
    Total liabilities and stockholders'
     equity....................................  $35,146  $43,322    $133,322
                                                 =======  =======    ========

      The accompanying notes are an integral part of these balance sheets.

                         WESTERN MULTIPLEX CORPORATION

                               INCOME STATEMENTS

            For the Years Ended December 31, 1997, 1998 and 1999 and
        the Nine Months Ended September 30, 1999 and September 29, 2000
                (Dollars in thousands, except per share amounts)

                                                                   Nine Months Ended
                              Year Ended December 31,         ---------------------------
                          ----------------------------------  September 30, September 29,
                             1997        1998        1999         1999          2000
                          ----------  ----------  ----------  ------------- -------------
                                                                      (unaudited)
Revenue.................  $   32,108  $   32,903  $   44,750   $   29,133    $   67,873
Cost of revenue.........      16,039      17,703      22,470       14,828        31,840
                          ----------  ----------  ----------   ----------    ----------
    Gross profit........      16,069      15,200      22,280       14,305        36,033
                          ----------  ----------  ----------   ----------    ----------
Operating expenses:
  Research and
   development..........       4,099       4,866       5,925        4,331         8,067
  Sales and marketing...       4,709       5,105       6,154        4,088        10,518
  General and
   administrative.......       1,463       1,494       2,038        1,390         4,097
  Amortization of
   goodwill and other
   intangibles..........         733         731         737          548         1,660
  Amortization of
   deferred stock
   compensation (*).....         --          --          --           --          2,914
  Recapitalization
   costs................         --          --        3,050          --            --
                          ----------  ----------  ----------   ----------    ----------
    Total operating
     expenses...........      11,004      12,196      17,904       10,357        27,256
                          ----------  ----------  ----------   ----------    ----------
    Income from
     operations.........       5,065       3,004       4,376        3,948         8,777
Interest expense........         (39)        (24)       (368)         --         (1,513)
Interest income.........                                                            547
Interest income from
 Glenayre...............       1,039         --          --           --            --
                          ----------  ----------  ----------   ----------    ----------
    Income before
     taxes..............       6,065       2,980       4,008        3,948         7,811
Income tax provision....       2,577       1,145       2,831        1,635         4,413
                          ----------  ----------  ----------   ----------    ----------
    Income before
     extraordinary
     item...............       3,488       1,835       1,177        2,313         3,398
Loss on early
 extinguishment of debt,
 net of income tax......         --          --          --           --            394
                          ----------  ----------  ----------   ----------    ----------
    Net income..........  $    3,488  $    1,835  $    1,177   $    2,313    $    3,004
                          ==========  ==========  ==========   ==========    ==========
Basic earnings per
 share..................  $     0.04  $     0.02  $     0.02   $     0.03    $     0.07
                          ==========  ==========  ==========   ==========    ==========
Diluted earnings per
 share..................  $     0.04  $     0.02  $     0.02   $     0.03    $     0.06
                          ==========  ==========  ==========   ==========    ==========
Shares used to compute
 basic earnings per
 share..................  80,000,000  80,000,000  73,000,000   80,000,000    44,225,561
                          ==========  ==========  ==========   ==========    ==========
Shares used to compute
 diluted earnings per
 share..................  80,000,000  80,000,000  73,000,000   80,000,000    50,015,671
                          ==========  ==========  ==========   ==========    ==========
(*) Amortization of
    deferred stock
    compensation
    excluded from the
    following expenses:
   Cost of revenue......                                                     $       55
   Research and
    development.........                                                          1,386
   Sales and marketing..                                                            671
   General and
    administrative......                                                            802

        The accompanying notes are an integral part of these statements.

                         WESTERN MULTILEX CORPORATION

                      STATEMENTS OF STOCKHOLDERS' EQUITY

  For the Years Ended December 31, 1997, 1998, 1999 and the Nine Months Ended
                              September 29, 2000
               (Dollars in thousands, except per share amounts)

                                     Common Stock                            Treasury Stock
                         -------------------------------------  --------------------------------------------
                              Class A           Class B               Class A                Class B
                         ----------------- -------------------  ---------------------  ---------------------
                           Shares   Amount   Shares     Amount    Shares      Amount     Shares      Amount
                         ---------- ------ -----------  ------  -----------  --------  -----------  --------
Balance as of December
31, 1996................        --  $ --    80,000,000  $ 800           --   $    --           --   $    --
 Net income ............        --    --           --     --            --        --           --        --
 Cash dividends--$.145
 per share..............        --    --           --     --            --        --           --        --
 Other..................        --    --           --     --            --        --           --        --
 Payment received from
 Glenayre...............        --    --           --     --            --        --           --        --
                         ---------- -----  -----------  -----   -----------  --------  -----------  --------
Balance as of December
31, 1997................        --    --    80,000,000    800           --        --           --        --
 Net income.............        --    --           --     --            --        --           --        --
 Net cash transfers to
 Glenayre...............        --    --           --     --            --        --           --        --
                         ---------- -----  -----------  -----   -----------  --------  -----------  --------
Balance as of December
31, 1998................        --    --    80,000,000    800           --        --           --        --
 Net income.............        --    --           --     --            --        --           --        --
 Net cash transfers to
 Glenayre...............        --    --           --     --            --        --           --        --
 Forgiveness of
 receivable from
 Glenayre...............        --    --           --     --            --        --           --        --
 Common stock redemption
 related to
 recapitalization.......        --    --           --     --            --        --   (42,000,000)  (21,000)
 Deferred tax asset
 recognized upon
 recapitalization and
 related tax election...        --    --           --     --            --        --           --        --
                         ---------- -----  -----------  -----   -----------  --------  -----------  --------
Balance as of December
31, 1999................        --    --    80,000,000    800           --        --   (42,000,000)  (21,000)
 Net income
 (unaudited)............        --    --           --     --            --        --           --        --
 Issuance of Class A
 common stock pursuant
 to purchase plan
 (unaudited)............  3,830,351    38          --     --            --        --           --        --
 Conversion of Class B
 common stock into Class
 A common stock
 immediately prior to
 the initial public
 offering (unaudited)... 80,000,000   800  (80,000,000)  (800)  (42,000,000)  (21,000)  42,000,000    21,000
 Issuance of Class A
 common stock in
 connection with
 Ubiquity acquisition
 (unaudited)............    692,772     7          --     --            --        --           --        --
 Stock options assumed
 in connection with
 Ubiquity acquisition
 (unaudited)............        --    --           --     --            --        --           --        --
 Issuance of Class A
 common stock in
 connection with an
 initial public
 offering, net issuance
 costs of $12,242
 (unaudited)............  8,625,000    86          --     --            --        --           --        --
 Exercise warrants in
 connection with the
 recapitalization of the
 Company (unaudited)....  4,370,000    44          --     --            --        --           --        --
 Deferred stock
 compensation
 (unaudited)............        --    --           --     --            --        --           --        --
 Stock subscription
 receivable from
 employee (unaudited)...        --    --           --     --            --        --           --        --
                         ---------- -----  -----------  -----   -----------  --------  -----------  --------
Balance sheet as of
September 29, 2000
(unaudited)............. 97,518,123 $ 975          --   $ --    (42,000,000) $(21,000)         --   $    --
                         ========== =====  ===========  =====   ===========  ========  ===========  ========

       The accompanying notes are an integral part of these statements.

                         WESTERN MULTILEX CORPORATION

  For the Years Ended December 31, 1997, 1998, 1999 and the Nine Months Ended
                              September 29, 2000
               (Dollars in thousands, except per share amounts)

                                                                          Stock
                                                          Net Payable  Subscription
                         Addition    Deferred   Retained  (Receivable)  Receivable
                         Paid-in      Stock     Earnings      from         from
                         Capital   Compensation (Deficit)   Glenayre    Employees    Total
                         --------  ------------ --------- ------------ ------------ --------
Balance as of December
31, 1996................ $ 32,367    $   --      $ 4,905    $(3,475)     $   --     $ 34,597
 Net income ............      --         --        3,488        --           --        3,488
 Cash dividends--$.145
 per share..............      --         --      (11,632)       --           --      (11,632)
 Other..................       76        --          --         --           --           76
 Payment received from
 Glenayre...............      --         --          --       5,316          --        5,316
                         --------    -------     -------    -------      -------    --------
Balance as of December
31, 1997................   32,443        --       (3,239)     1,841          --       31,845
 Net income.............      --         --        1,835        --           --        1,835
 Net cash transfers to
 Glenayre...............      --         --          --      (2,961)         --       (2,961)
                         --------    -------     -------    -------      -------    --------
Balance as of December
31, 1998................   32,443        --       (1,404)    (1,120)         --       30,719
 Net income.............      --         --        1,177        --           --        1,177
 Net cash transfers to
 Glenayre...............      --         --          --      (3,790)         --       (3,790)
 Forgiveness of
 receivable from
 Glenayre...............   (4,910)       --          --       4,910          --          --
 Common stock redemption
 related to
 recapitalization.......      --         --          --         --           --      (21,000)
 Deferred tax assets
 recognized upon
 recapitalization and
 related tax election...    3,900        --          --         --           --        3,900
                         --------    -------     -------    -------      -------    --------
Balance as of December
31, 1999................   31,433        --         (227)       --           --       11,006
 Net income
 (unaudited)............      --         --        3,004        --           --        3,004
 Issuance of Class A
 common stock pursuant
 to purchase plan
 (unaudited)............    1,879        --          --         --           --        1,917
 Conversion of Class B
 common stock into Class
 A common stock
 immediately prior to
 the initial public
 offering (unaudited)...      --         --          --         --           --          --
 Issuance of Class A
 common stock in
 connection with
 Ubiquity acquisition
 (unaudited)............    5,535        --          --         --           --        5,542
 Stock options assumed
 in connection with
 Ubiquity acquisition
 (unaudited)............      834        --          --         --           --          834
 Issuance of Class A
 common stock in
 connection with an
 initial public
 offering, net issuance
 costs of $12,242
 (unaudited)............   91,173        --          --         --           --       91,259
 Exercise warrants in
 connection with the
 recapitalization of the
 Company (unaudited)....    2,141        --          --         --           --        2,185
 Deferred stock
 compensation
 (unaudited)............    8,471     (5,469)        --         --           --        3,002
 Stock subscription
 receivable from
 employee (unaudited)...      --         --          --         --        (1,155)     (1,155)
                         --------    -------     -------    -------      -------    --------
Balance sheet as of
September 29, 2000
(unaudited)............. $141,466    $(5,469)    $ 2,777    $   --       $(1,155)   $117,594
                         ========    =======     =======    =======      =======    ========

       The accompanying notes are an integral part of these statements.

                         WESTERN MULTIPLEX CORPORATION

                            STATEMENTS OF CASH FLOWS

            For the Years Ended December 31, 1997, 1998 and 1999 and
        the Nine Months Ended September 30, 1999 and September 29, 2000
                             (Dollars in thousands)

                         Year Ended December 31,          Nine Months Ended
                         --------------------------  ---------------------------
                                                     September 30, September 29,
                          1997     1998      1999        1999          2000
                         -------  -------  --------  ------------- -------------
                                                             (unaudited)
Cash flows from
 operating activities:
 Net income............. $ 3,488  $ 1,835  $  1,177     $ 2,313      $  3,004
 Adjustments to
  reconcile net income
  to net cash provided
  by operating
  activities:
  Recapitalization
   costs................     --       --      3,050         --            --
  Depreciation and
   amortization.........   1,522    1,409     1,292         981         5,390
  Deferred financing
   costs amortization...     --       --         32         --            748
  Provision for bad
   debt.................     --       --        239         --            149
  Deferred taxes........    (426)    (338)      152        (648)          435
  Assets and
   liabilities:
   Accounts receivable..     644   (1,084)   (4,133)     (1,523)      (17,341)
   Inventory............  (1,179)  (1,238)      646       2,492        (5,952)
   Prepaid expenses and
    other...............     (89)     (88)       30        (218)       (1,402)
   Other long-term
    assets..............     --       --        --          --         (2,500)
   Accounts payable and
    accrued
    liabilities.........   3,472    1,413     2,909        (394)        8,677
   Payable to Parent
    Company.............      78       65     1,266       3,686        (1,303)
   Other long-term
    obligations ........     120      (34)     (286)       (164)           38
                         -------  -------  --------     -------      --------
    Net cash provided by
     (used in) operating
     activities.........   7,630    1,940     6,374       6,525       (10,057)
                         -------  -------  --------     -------      --------
Cash flows from
 investing activities:
 Purchase of equipment
  and leasehold
  improvements..........    (717)    (659)   (1,218)       (544)      (2,310)
                         -------  -------  --------     -------      --------
    Net cash used in
     investing
     activities.........    (717)    (659)   (1,218)       (544)      (2,310)
                         -------  -------  --------     -------      --------
Cash flows from
 financing activities:
 Net proceeds oceeds
  from issuance of
  shares................     --       --        --          --         94,973
 Net proceeds from
  issuance (repayment)
  of long-term debt.....     --       --     21,220         --        (22,000)
 Net borrowings on
  (repayment of) line of
  credit................     --       --      2,000         --         (2,000)
 Net cash transfers to
  Glenayre..............  (6,316)  (2,961)   (3,790)     (6,088)          --
 Employee subscription
  receivable ...........     --       --        --          --         (1,155)
 Contributed capital
  adjustments...........      76      --        --          --            --
 Payment for purchase of
  treasury stock             --       --    (21,000)        --            --
 Recapitalization
  costs.................     --       --     (3,050)        --            --
                         -------  -------  --------     -------      --------
    Net cash provided by
     (used in) financing
     activities.........  (6,240)  (2,961)   (4,620)     (6,088)       69,818
                         -------  -------  --------     -------      --------
Net increase (decrease)
 in cash................     673   (1,680)      536        (107)       57,451
Cash, beginning of
 period.................   2,384    3,057     1,377       1,377         1,913
                         -------  -------  --------     -------      --------
Cash, end of period..... $ 3,057  $ 1,377  $  1,913     $ 1,270      $ 59,364
                         =======  =======  ========     =======      ========
Supplemental
 Disclosures:
 Cash paid during the
  year for:
  Interest.............. $    39  $    24  $    190     $   --       $  1,514
                         =======  =======  ========     =======      ========
  Income taxes.......... $    12  $    11  $     39     $    65      $  5,710
                         =======  =======  ========     =======      ========

        The accompanying notes are an integral part of these statements.

                         WESTERN MULTIPLEX CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                   (Information as of September 30, 1999 and
                        September 29, 2000 is unaudited)

1. Organization and Operations of the Company

   Western Multiplex Corporation (the "Company") was founded in 1979 in Sunnyvale, California. In 1992, the Company launched the Lynx broadband wireless access systems, which are primarily used by wireless operators to connect their base stations to other base stations and to existing wire line networks. In 1999, the Company introduced the Tsunami broadband wireless access systems, which are primarily used by service providers, businesses and other enterprises to expand or establish private networks carrying Internet traffic among multiple facilities.

   The Company was acquired by GTI Acquisition Corporation ("GTI") in 1995, a wholly-owned subsidiary of Glenayre Technologies Inc. ("Glenayre").

   Effective November 1, 1999, a recapitalization of the Company was executed that included the following transactions, in accordance with the terms of the Amended and Restated Acquisition Agreement by and among GTI Acquisition Corp., Glenayre Technologies, Inc., the Company and WMC Holding Corp. dated September 30, 1999 (the "Agreement"):

  . The Company borrowed $22.0 million under two term loan arrangements and drew down $2.0 million on a $10.0 million revolving credit facility with Credit Suisse First Boston.

  . The Company redeemed 42 million shares of Class B common stock from GTI for $21.0 million of the 80 million then outstanding shares.

  . WMC Holding Corp. ("Purchaser") acquired approximately 36 million shares of Class B common stock from GTI, or approximately 94.6% of the remaining outstanding shares of the Company, for approximately $16.5 million.

  . The Company incurred approximately $0.8 million in financing costs that were capitalized and $3.1 million in transaction costs related to the equity transactions that were classified as recapitalization costs in the income statement for 1999.

   On March 24, 2000, the Company acquired Ubiquity Communication, Inc. ("Ubiquity"), located in Petaluma, California. Ubiquity was a development stage company, which designs and develops point-to-multipoint broadband wireless systems. The Company issued 692,772 shares of Class A common stock in the acquisition and reserved 137,727 shares for issuance upon the exercise of the Ubiquity options assumed. The acquisition was accounted for as a purchase transaction. The total purchase price was valued at $6.4 million. Purchased intangibles and goodwill related to the acquisition totaled approximately $6.8 million and will be amortized on a straight-line basis over the estimated useful life of three years. The Company subsequently granted to certain Ubiquity employees an additional 350,000 options at an exercise price of $.50 under the Western Multiplex 1999 Stock Incentive Plan. Additionally, certain Ubiquity employees purchased 300,000 shares of WMC Holding Corp.

   On August 4, 2000, the Company completed its initial public offering of 7,500,000 shares of Class A common stock at a public offering price of $12.00 per share. On August 31, 2000, the underwriters exercised their option to purchase 1,125,000 additional shares of Class A common stock to cover over-allotments. The initial public offering and subsequent exercise of 1,125,000 shares by the underwriters resulted in net proceeds to the Company of approximately $91.3 million after payment of the underwriters commission and deduction of offering expenses. Simultaneously with the closing of the initial public offering, all of the Company's then outstanding 38,000,000 shares of Class B common stock and 42,000,000 shares of Class B treasury stock were automatically converted into 38,000,000 shares of Class A common stock and 42,000,000 shares of Class A treasury stock, respectively.

                         WESTERN MULTIPLEX CORPORATION

                   (Information as of September 30, 1999 and
                        September 29, 2000 is unaudited)


   In August 2000, the Company used a portion of the net proceeds from the initial public offering to repay outstanding indebtedness. The Company made the mandatory prepayment of its term notes to Credit Suisse First Boston and also repaid all borrowings outstanding under the revolving credit facility. The total repayment including accrued interest was $28.9 million. In connection with the prepayment of its term notes, the Company wrote off deferred financing costs of $394,000, net of income taxes. This transaction was accounted for as an extraordinary loss on early extinguishment of debt.

2. Summary of Significant Accounting Policies

 Use of Estimates in Preparation of Financial Statements

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Basis of Presentation of Interim Financial Statements

   In the opinion of management, the unaudited interim condensed financial statements furnished in this report reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the interim periods covered and of the Company's financial position as of the interim balance sheet date. The results of operations for the interim periods are not necessarily indicative of the results for the entire year.

 Cash

   Cash consists of cash in bank deposit and money market accounts.

 Revenue Recognition

   Revenue from product and part sales is recognized when all of the following conditions are met: the product has been shipped and title has passed to the customer, the selling price is fixed and determinable, the collection of the receivable is probable and there are no significant obligations remaining. Provisions to revenue and cost of revenue are made at the time revenue is recognized for estimated return and warranty costs, respectively.

   The Company also provides certain services and rental units to customers. Revenue from services, such as preinstallation diagnostic testing and product repair services, is recognized upon completion of the service under the completed contract method. Revenue from product rentals is recognized over the period of the rental. Revenue from services and rental units were less than 4% of total revenue for all periods presented.

 Inventory

   Inventory is stated at the lower of cost (first-in, first-out), consisting of materials, labor and overhead or market and consists of the following (in thousands):

                                                     December 31,
                                                     ------------- September 29,
                                                      1998   1999      2000
                                                     ------ ------ -------------
                                                                    (unaudited)
     Raw materials.................................. $1,932 $1,327    $ 3,250
     Work-in-process................................  2,966  2,079      2,635
     Finished goods.................................  1,291  2,137      5,610
                                                     ------ ------    -------
                                                     $6,189 $5,543    $11,495
                                                     ====== ======    =======

                         WESTERN MULTIPLEX CORPORATION

                   (Information as of September 30, 1999 and
                        September 29, 2000 is unaudited)


 Equipment and Leasehold Improvements

   Equipment is recorded at cost and depreciated using the straight-line method based upon the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are recorded at cost and are amortized over the estimated lives of the improvements or the term of the lease, whichever is shorter. Maintenance and repairs that do not improve or extend the life of assets are expensed as incurred.

 Goodwill and Other Intangible Assets

   Goodwill represents the excess of cost over the fair market value of net assets acquired. Goodwill pushed down from the 1995 acquisition of the Company by GTI totals $22.0 million. This goodwill is being amortized on a straight-line basis over its estimated useful life of 30 years, or $0.7 million per year. Goodwill and other intangible assets related to the acquisition of Ubiquity (see Note 1) total $6.8 million. Of the $6.8 million, $6.5 million has been allocated to goodwill and $300,000 has been allocated to the patents acquired in the transaction. These intangibles are related to the acquisition and are being amortized on a straight-line basis over their estimated useful lives of three years. The carrying amount of goodwill would be reviewed if facts and circumstances suggest that it may be impaired. If the review indicates that goodwill would not be recoverable, as determined based on the expected future undiscounted cash flows of the Company over the remaining amortization period, the carrying amount of the goodwill would be reduced by the estimated shortfall. No such writedowns of goodwill have been recorded by the Company in any of the periods presented.

 Segment Reporting

   In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS No.
131). SFAS No. 131 establishes standards for disclosures about operating segments, products and services, geographic areas and major customers. The Company is organized and operates as one operating segment: providing wireless access products. Revenues by geographic area are attributed to the country from which the sale is made. To date, all of the Company's transactions have originated in one geographic location, the United States, even though many of the Company's customers may operate in foreign as well as domestic markets.

 Major Customers

   No customer accounted for more than 10% of total revenue for the years ended December 31, 1997 and 1998. One customer accounted for 19% of total revenue for the year ended December 31, 1999. One customer accounted for 16% and 21% of total revenue for the nine months ended September 30, 1999 and September 29, 2000, respectively.

 Research and Development

   Research and development costs are expensed as incurred and consist primarily of payroll costs, other direct expenses and overhead. During a portion of 1997 and 1998, the Company and a Glenayre affiliate jointly worked on a product development project that resulted in both entities sharing the developed technology (see Note 9).

 Earnings Per Share of Common Stock

   Basic and diluted net income per share are presented in conformity with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128). Basic earnings per share under SFAS 128 were computed using the weighted average number of shares outstanding of 80,000,000 for years ended

                         WESTERN MULTIPLEX CORPORATION

                   (Information as of September 30, 1999 and
                        September 29, 2000 is unaudited)

December 31, 1997 and 1998, 73,000,000 for the year ended December 31, 1999, 80,000,000 for the nine months ended September 30, 1999, and 44,225,561 for the nine months ended September 29, 2000. Diluted earnings per share is determined in the same manner as basic earnings per share except that the number of shares is increased assuming dilutive stock options and warrants using the treasury stock method. For years ended December 31, 1997, 1998 and 1999 and for the nine months ended September 30, 1999, the treasury stock method resulted in no dilutive securities and, accordingly basic and dilutive earnings per share were the same. For the nine months ended September 29, 2000, diluted earnings per share were computed using the weighted average number of shares outstanding of 50,015,671.

 Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No.
133), which establishes accounting and reporting standards for derivative instruments and hedging activities. The statement requires recognition of all derivatives at fair value in the financial statements. FASB Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," an amendment of FASB Statement No. 133, defers implementation of SFAS No. 133 until fiscal years beginning after June 15, 2000. To date, the Company has not entered into any derivative financial instrument contracts. Thus, the Company anticipates that SFAS No. 133 will not have a material impact on its financial statements.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition." SAB No. 101 provides guidance on applying generally accepted accounting principles to revenue recognition in financial statements. We believe that our current accounting policies are in accordance with SAB No. 101.

   In March 2000, the Financial Accounting Standards Board issued
Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation--an interpretation of APB No. 25." Interpretation No. 44 is effective July 1, 2000. Interpretation No. 44 clarifies the application of APB No. 25 for various issues, including:

  . the definition of an employee;

  . the criteria for determining whether a plan qualifies as a non-compensatory plan;

  . the accounting consequences of various modifications to the terms of a previously fixed stock option or award; and

  . the accounting for an exchange of stock compensation awards in a business combination.

   Starting July 1, 2000, the Company adopted Interpretation No. 44, the adoption of which did not result in a material impact on our financial position or the results of the Company's operations through September 29, 2000.

                         WESTERN MULTIPLEX CORPORATION

                   (Information as of September 30, 1999 and
                        September 29, 2000 is unaudited)


3. Equipment and Leasehold Improvements

   Equipment and leasehold improvements consisted of the following (in thousands):

                                                 December 31,
                                                ----------------  September 29,
                                                 1998     1999        2000
                                                -------  -------  -------------
                                                                   (unaudited)
   Production, engineering and testing
    equipment.................................  $ 2,974  $ 3,397     $ 4,059
   Office and computer equipment..............      736    1,458       2,775
   Leasehold improvements.....................      594      667         667
                                                -------  -------     -------
                                                $ 4,304  $ 5,522     $ 7,501
   Less: Accumulated depreciation and
    amortization..............................   (2,472)  (3,026)     (3,408)
                                                -------  -------     -------
   Equipment and leasehold improvements, net..  $ 1,832  $ 2,496     $ 4,093
                                                =======  =======     =======

4. Accrued Liabilities

   Accrued liabilities consist of the following (in thousands):

                                                     December 31,
                                                     ------------- September 29,
                                                      1998   1999      2000
                                                     ------ ------ -------------
                                                                    (unaudited)
   Accrued payroll and related benefits............. $  901 $1,523    $4,422
   Accrued warranty costs...........................    300    444       649
   Income taxes payable.............................    --     524       --
   Accrued interest.................................    --     178       --
   Customer deposits................................    128    269       234
   Deferred rent expense............................    103    144       175
   Other............................................    396    766     1,180
                                                     ------ ------    ------
     Total.......................................... $1,828 $3,848    $6,660
                                                     ====== ======    ======

5. Long-Term Debt

   On November 1, 1999, the Company entered into a credit agreement with Credit Suisse First Boston, as agent. Long-term debt obligations under the credit agreement, less current portion due within one year, are summarized as follows (in thousands):

                                                     December 31,
                                                     ------------- September 29,
                                                     1998   1999       2000
                                                     ----- ------- -------------
                                                                    (unaudited)
Term note A, interest at LIBOR plus 2.50% or prime
 plus 1.50%, as periodically elected by the Company
 (9.0% at December 31, 1999), maturing in November
 2002..............................................  $ --  $10,000     $ --
Term note B, interest at LIBOR plus 5.00% or prime
 plus 4.00%, as periodically elected by the Company
 (11.5% at December 31, 1999), maturing in November
 2004..............................................    --   12,000       --
                                                     ----- -------     -----
                                                       --   22,000       --
Less: Current portion due within one year..........    --    2,847       --
                                                     ----- -------     -----
  Total long-term debt.............................  $ --  $19,153     $ --
                                                     ===== =======     =====

                         WESTERN MULTIPLEX CORPORATION

                   (Information as of September 30, 1999 and
                        September 29, 2000 is unaudited)


   The credit agreement also included a $10 million revolving credit facility maturing in 2002. Interest rates for the borrowings under the revolving credit facility are at LIBOR plus 2.5% or prime plus 1.5%, as periodically elected by the Company. At December 31, 1999, there were $2.0 million of borrowings outstanding under the agreement. The weighted average interest rate on the revolving line of credit for the two months outstanding in 1999 was 8.5%.

   The term notes and revolving credit facility are secured by substantially all of the assets of the Company. The loans also include certain financial covenants, as follows: maximum leverage of no more than 4.5 for fiscal 2000 declining to 3.5 for fiscal 2001 and thereafter; minimum interest coverage ratio of 2.5 for fiscal 2000 increasing to 3.5 for fiscal 2002 and thereafter; minimum fixed charge ratio 1.05 through fiscal 2001 increasing to 1.10 thereafter; minimum EBITDA of $5.5 million through fiscal 2001 increasing to $9.5 million in fiscal 2001; quick ratio of at least 1.25 through fiscal 2001 increasing to 1.50 thereafter.

   Maturities of long-term debt were as follows (in thousands):

     Year Ending December 31,
     2000............................................................. $ 2,847
     2001.............................................................   3,756
     2002.............................................................   3,756
     2003.............................................................     120
     2004.............................................................  11,521
                                                                       -------
                                                                       $22,000
                                                                       =======

   The Company may prepay the term notes at any time upon adequate notice to the lender. The term notes also call for mandatory prepayments in the event of an initial public offering of the Company. In August 2000, subsequent to the Company having completed its initial public offering, the Company repaid the term notes and all borrowings outstanding under the revolving credit facility (see Note 1). The total repayment including accrued interest was $28.9 million. The term notes also call for mandatory prepayments in the event of an initial public offering of the Company.

   The fair value of the long-term debt and borrowings under the revolving credit facility approximates the carrying amounts at December 31, 1999.

6. Commitments and Contingencies

 Operating Leases

   The Company leases its facilities under noncancellable operating lease agreements expiring at various dates through December 2010. Rent expense for the operating leases was approximately $549,000, $558,000, $559,000, and 478,000 in 1997, 1998, 1999, and for the nine months ended September 29, 2000, respectively. In September 2000, the Company entered into a new noncancellable operating lease agreement expiring in December 2010. As of September 29, 2000, no rent expense for this operating lease had been incurred. Future minimum lease payments under all noncancellable operating lease agreements as of September 29, 2000 are summarized as follows (in thousands):

     2000............................................................... $   773
     2001...............................................................   3,287
     2002...............................................................   3,436
     2003...............................................................   3,547
     2004...............................................................   3,664
     Thereafter.........................................................  21,543
                                                                         -------
                                                                         $36,250
                                                                         =======

                         WESTERN MULTIPLEX CORPORATION

                   (Information as of September 30, 1999 and
                        September 29, 2000 is unaudited)


 Employment Agreements and Change of Control Provisions

   The Company has entered into employment agreements with six of its officers to provide for payments of their base salaries for a period of up to twelve months plus bonuses in the event employment is terminated without cause or if the employer terminates employment with good reason, as defined. A change of control does not qualify as a good reason for terminating employment. Officers' annual salaries range from approximately $50,000 to $175,000.

   In addition, in the event of a change of control, all outstanding options become fully vested and exercisable immediately prior to the change of control for one of the officers.

7. Income Taxes

   The Company provides for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability based approach in accounting for income taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences of revenue and expense items for financial statement and income tax purposes. Valuation allowances are provided against assets that are not likely to be realized.

   The components of the provision for income taxes for the years ended December 31, 1997, 1998 and 1999 are as follows:

                                                           1997    1998    1999
                                                          ------  ------  ------
     Federal
       Current........................................... $2,839  $1,394  $2,367
       Deferred..........................................   (378)   (354)    241
     State
       Current...........................................    138     143     212
       Deferred..........................................    (22)    (38)     11
                                                          ------  ------  ------
                                                          $2,577  $1,145  $2,831
                                                          ======  ======  ======

   The provision for income taxes differs from the amounts which would result by applying the applicable statutory Federal income tax rate to income before taxes, as follows (in thousands):

                                                            1997   1998   1999
                                                           ------ ------ ------
     Provision at Federal statutory rate of 35%........... $2,124 $1,044 $1,403
     Increases in taxes resulting from:
      State income taxes, net of Federal benefit..........    141     85    143
       Nondeductible recapitalization costs...............    --     --   1,068
       Other..............................................    312     16    217
                                                           ------ ------ ------
         Total provision.................................. $2,577 $1,145 $2,831
                                                           ====== ====== ======

   For the nine months ended September 30, 1999 and September 29, 2000, the effective income tax rates were 41.4% and 56.5%, respectively. For the nine months ended September 29, 2000, the provision for income taxes differs from the amounts which would result by applying the applicable Federal statutory income tax rate to income before taxes by increases in taxes primarily resulting from nondeductible amortization of deferred stock compensation of $2.9 million.

                         WESTERN MULTIPLEX CORPORATION

                   (Information as of September 30, 1999 and
                        September 29, 2000 is unaudited)


   The major components of the net deferred tax asset are as follows (in thousands):

                                                                 December 31,
                                                                 --------------
                                                                  1998    1999
                                                                 ------  ------
     Deferred Tax Assets:
       Tax goodwill amortization in excess of book.............. $  --   $3,826
       Inventory reserve........................................    818     558
       Warranty reserve.........................................    111     164
       Other reserves and accruals..............................    357     346
       Other....................................................     64      45
                                                                 ------  ------
         Total deferred tax assets..............................  1,350   4,939
     Deferred Tax Liability:
       Deferred income..........................................   (159)    --
                                                                 ------  ------
         Net deferred tax asset................................. $1,191  $4,939
                                                                 ======  ======

   Prior to the recapitalization, the Company had a tax sharing agreement with Glenayre. The principal provisions of the method by which the consolidated amount of current and deferred tax expense was allocated to members of the group (including the Company) were based on the results of each member as if each were a stand-alone entity. The Company had a payable to Glenayre as of December 31, 1998 for $1.7 million related to Federal and state income taxes, which was effectively remitted to Glenayre at the date of the recapitalization.

   The Company made a tax election to treat the share purchase by WMC Holding Corp. as an asset purchase for Federal income taxes in accordance with the terms of the Agreement. As a result of the recapitalization, the Company recorded a deferred tax asset of approximately $3.9 million with a corresponding increase to paid-in capital.

8. Stockholders Equity

 Common Stock

   The Company's common stock consists of Class A and Class B common stock. Holders of Class A common stock are entitled to one vote per share; holders of Class B common stock are entitled to ten votes per share. Each share of Class B common stock is convertible into one share of Class A common stock at the election of the shareholder or automatically in the event of an initial public offering of the Company. As of December 31, 1999, there were no shares of Class A common stock issued or outstanding.

   In conjunction with the recapitalization transaction discussed in Note 1, the Company repurchased 42,000,000 shares of Class B common stock for $21.0 million from Glenayre. The repurchased shares are held as treasury shares as of December 31, 1999.

   Simultaneously with the closing of the Companys initial public offering as discussed in Note 1, all of the Company's then outstanding 38,000,000 shares of Class B common stock and 42,000,000 shares of Class B treasury stock were automatically converted into 38,000,000 shares of Class A common stock and 42,000,000 shares of Class A treasury stock, respectively. As of September 29, 2000, there were 55,518,123 shares of Class A common stock issued and outstanding and 42,000,000 shares of Class A treasury stock.

                         WESTERN MULTIPLEX CORPORATION

                   (Information as of September 30, 1999 and
                        September 29, 2000 is unaudited)


 Warrants

   In connection with the recapitalization discussed in Note 1, the Company issued 4,370,000 warrants to a holding company, owned by the Chief Executive Officer of the Company, and a trust, of which a director of the Company is trustee and beneficiary. Each new warrant is convertible into one share of Class A common stock of the Company at an exercise price of $.50 per share. These warrants expire on the tenth anniversary from date of issuance. As of September 29, 2000, all of the 4,370,000 warrants had been exercised.

   In connection with the new operating lease entered into in September 2000 as discussed in Note 6, the Company issued 25,000 warrants to the lessor in November 2000. Each new warrant is convertible into one share of Class A common stock of the Company at an exercise price of $14.01 per share. These warrants are exercisable during the period beginning on December 1, 2000 and ending on December 1, 2005. The Company will estimate the fair value of the warrants using the Black-Scholes option valuation model and will record compensation expense accordingly throughout the life of the lease.

 Stock Split

   In connection with the recapitalization transaction discussed in Note 1, the Company increased the number of authorized shares for Class A common stock and Class B common stock to 100,000,000 common shares each and effected an 80,000-for-1 stock split of the then 1,000 outstanding Class B common shares. All share and per share amounts have been restated to retroactively reflect this stock split for all periods presented.

 1999 Stock Incentive Plan

   In November 1999, the Company adopted the Western Multiplex 1999 Stock Incentive Plan (the "1999 Plan") for key employees, officers, directors, and consultants. The Company has reserved for issuance 10,500,000 shares of Class A common stock under the 1999 Plan. The type of awards that may be made under the 1999 Plan are incentive stock options, non-qualified options, stock appreciation rights, and other stock-based awards.

   The exercise price for stock options may not be less than 100% of the fair market value of the Company's common stock on the date of the grant (110% for any option granted to any stockholder who owns more than 10% of the total combined voting power of all classes of stock of the Company or its parent or subsidiary corporation), as determined by the Compensation Committee. An option may not vest at less than 20% per year over five years, as determined by the Compensation Committee.

   During November 1999, the Company granted 2,688,000 options to employees with an exercise price of $.50 per share and a three year vesting period. As of December 31, 1999, all of the options granted remained outstanding, none of the options were exercisable and the weighted average useful life was approximately
9.9 years. The Company also granted to employees approximately 684,000 options, of which 228,000 are exercisable at the earlier of a qualifying triggering event, including an initial public offering or sale of the Company for an amount exceeding five times the exercise price in years one through three after the recapitalization, increasing to approximately twenty-five times the exercise price at the end of year six, or on the seventh anniversary of the date of grant, 456,000 exercisable in the event of a qualifying triggering event for an amount exceeding ten times the exercise price in years one to three following the recapitalization, increasing to one hundred times the exercise price at the end of year six, or on the seventh anniversary of the date of grant.

   During the first nine months of 2000, the Company granted 2,716,500 options under the 1999 Plan at an exercise price ranging from $0.50 to $21.44.

                         WESTERN MULTIPLEX CORPORATION

                   (Information as of September 30, 1999 and
                        September 29, 2000 is unaudited)


   As of September 29, 2000, 766,500 of the options granted under the 1999 Plan have vested.

   The Company follows the provisions of SFAS No. 123, which calls for companies to measure employee stock compensation expense based on the fair value method of accounting. As allowed by SFAS No. 123, the Company elected the continued use of APB Opinion No. 25, with pro forma disclosure of net loss determined as if the fair value method had been applied in measuring compensation cost. Had compensation cost for the Company's stock based compensation awards been determined under the fair value method consistent with SFAS No. 123, the Company's net income would have decreased by $408,000 for 1999. Basic and diluted earnings per share would decrease to $.01 per share for 1999. The fair value of the options was estimated to be $.39 per share on the date of grant using the Black-Scholes option valuation model, assuming: risk-free interest rate of 6.07%, average expected life of option of 4 years, dividend yield of 0% and volatility of 0.01%. The fair value of the warrants was estimated to be $.27 per share on the date of issuance using the Black-Scholes Option Valuation Model, assuming: risk-free interest rate of 6.07%, average expected life of the warrants of 10 years, dividend yield of 0% and volatility of .01%.

 Stock Sales

   During the nine-month period ended September 29, 2000, certain Western Multiplex Corporation employees and consultants entered into co-investment agreements with WMC Holding Corp. Under the co-investment agreements, 3,830,351 shares were purchased of WMC Holding at $0.50 per share and WMC Holding used the proceeds to purchase 3,830,351 shares of Class A common stock of the Company at $0.50 per share. Included in the stock sales were 55,000 shares of Class A common stock of the Company sold to consultants at a price of $.50 per share. The difference between the sale price and the deemed fair value for accounting purposes will be recorded as additional consulting expense over the period the services are performed in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. During the nine months ended September 29, 2000, the Company recorded approximately $40,000 in consulting expense in connection with these co-investment agreements.

 Deferred Stock Compensation

   In connection with the grant of certain stock options and sales of certain stock to employees and directors during fiscal 2000, the Company recorded deferred stock compensation within stockholders' equity of $8.5 million, representing the difference between the estimated fair value of the common stock for accounting purposes and the option exercise price of these options at the date of grant or the stock sale price at the date of sale. Such amount is presented as a reduction of stockholders' equity. The portion of deferred stock compensation associated with the stock options will be amortized over the vesting period of the applicable options using an accelerated method of amortization. Under the accelerated method, each vested tranche of options is accounted for as a separate option grant awarded for past services. Accordingly, the compensation expense is recognized over the period during which the services will be provided; however, the method results in a front-loading of the compensation expense. For the portion of deferred stock compensation associated with stock sales, the Company records the expense over the period the shares are vested under the accelerated method. The Company recorded amortization of deferred compensation for the nine months ended September 29, 2000 of $2.9 million.

9. Related Party Transactions

   The Company was a wholly-owned subsidiary of GTI from April 25, 1995 through October 31, 1999. Over that period, a variety of costs were incurred by GTI and its affiliates on behalf of the Company. The costs directly attributable to the Company have been charged to the Company in the period such costs were incurred

                         WESTERN MULTIPLEX CORPORATION

                   (Information as of September 30, 1999 and
                        September 29, 2000 is unaudited)

and included in the accompanying income statements. In addition to those charges, certain other indirect costs were incurred by GTI and its affiliates, as follows:

  . Beginning in 1997 through February 1998, the Company and a GTI affiliate jointly developed a product. The resulting technology was jointly shared by both entities upon completion. Glenayre's estimated labor and materials costs during 1997 and 1998 were approximately $67,000 and $639,000, respectively. The costs incurred by the affiliate were not charged to the Company and, accordingly, are not reflected in the accompanying income statement.

  . Glenayre and affiliates shared certain services to assist the Company in international sales, marketing and customer support services. The estimated costs of such services were approximately $20,000, $485,000 and $896,000 for 1999, 1998 and 1997, respectively. These costs are included in sales and marketing expenses in the accompanying income statement.

  . Glenayre and affiliates have provided or incurred certain other costs for various administrative services through the date of the recapitalization. These administrative services included preparation of certain tax returns, employee benefits planning and administration, limited general accounting and limited legal services. Such costs, based on management's best estimate using amounts provided by Glenayre finance personnel, are estimated to be $78,000, $65,000 and $80,000 for the years ended 1997, 1998 and 1999, respectively. These amounts are included in general and administrative expenses in the accompanying financial statements.

   During 1998 and a portion of 1999, the Company transferred cash to Glenayre. These transfers were recorded by the Company as related party accounts receivable. Because the account receivable from Glenayre was ultimately forgiven as part of the recapitalization transaction in 1999, the net receivable from Glenayre of $1.1 million as of December 31, 1998 was reflected as a contra-equity account in the accompanying balance sheet.

   One of the principal investors in WMC Holding Corp. also provides consulting and management advisory services to the Company beginning November 1, 1999. The Company was charged 1% of net revenue, or $0.1 million for the two-month period ended December 31, 1999. The fee has been reflected as a component of general and administrative expenses in the income statement for 1999. This agreement terminated on June 30, 2000. The same investor also charged the Company $1.7 million for fees and expenses associated with the recapitalization transactions during 1999. These costs, along with the attorneys, accountants and other fees all totaling $3.1 million, were classified as recapitalization costs, an operating expense in the income statement for 1999. The same investor charged the Company $700,000 for fees and expenses associated with the issuance of Class A common stock in connection with the initial public offering in August 2000. These issuance costs were netted against paid-in capital under stockholders' equity.

   The Company had a non-interest bearing demand note payable to WMC Holding Corp. as of December 31, 1999 totaling $1.2 million, of which $1.1 million was repaid as of September 29, 2000.

10. Subsequent Event (unaudited)

   On November 12, 2000, Western Multiplex Corporation entered into an agreement and plan of merger to purchase Adaptive Broadband for consideration of approximately 51.0 million shares of Western Multiplex Corporation's common stock. Additionally, Western Multiplex Corporation will assume Adaptive Broadband stock options. The value of the stock options to be assumed by Western Multiplex Corporation has been estimated at approximately $22.1 million. The transaction is subject to approval by the stockholders of Adaptive Broadband and customary closing conditions.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Adaptive Broadband Corporation

   We have audited the accompanying consolidated balance sheets of Adaptive Broadband Corporation at June 30, 2000, and 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Adaptive Broadband Corporation at June 30, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Palo Alto, California
July 24, 2000

                         ADAPTIVE BROADBAND CORPORATION

                          CONSOLIDATED BALANCE SHEETS

              As of June 30, 1999 and 2000 and September 30, 2000
                 (Dollars in thousands, except per share data)

                                              Years ended June
                                                     30,
                                              ------------------  September 30,
                                                1999      2000        2000
                                              --------  --------  -------------
                                                                   (Unaudited)
                   ASSETS
Current Assets:
  Cash and cash equivalents.................. $ 48,887  $ 16,486    $120,345
  Accounts receivable, less allowance for
   doubtful accounts of $1,352 at June 30,
   2000 and September 30, 2000...............      --     16,312      27,102
  Inventories................................    1,116    14,870       4,613
  Deferred income taxes......................   14,293     6,839       6,693
  Prepaid expenses and other current assets..    2,938     2,124       1,672
  Net current assets of discontinued
   operations................................   42,057    64,259         --
                                              --------  --------    --------
    Total current assets.....................  109,291   120,890     160,425
                                              --------  --------    --------

Property, plant and equipment, net...........    3,088     9,994      10,180
Deferred income taxes........................    3,805    14,235      14,235
Intangible assets, net.......................    2,054     2,943       2,837
Other assets.................................    3,017     3,765       2,502
Net long-term assets of discontinued
 operations..................................   50,078    47,021         --
                                              --------  --------    --------
                                              $171,333  $198,848    $190,179
                                              ========  ========    ========

    LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable........................... $  2,132  $  9,664    $  7,167
  Accrued liabilities........................   25,118    38,122      27,844
                                              --------  --------    --------
    Total current liabilities................   27,250    47,786      35,011
                                              --------  --------    --------
Long-term Liabilities:
Convertible subordinated notes...............   57,500       --          --
Other long-term liabilities..................    1,590       --          --
Commitments and Contingencies (see Note 8)
Shareholders' Equity:
  Preferred stock, $0.10 par value, 5,000,000
   shares authorized; zero shares issued.....      --        --          --
  Common stock, $0.10 par value, 249,200,000
   shares authorized; 37,489,615 shares
   issued in 2000 and 33,258,062 issued in
   1999......................................    3,326     3,749       3,764
  Capital in excess of par value.............   94,010   153,060     155,611
  Treasury stock, no shares held in 2000;
   4,071,408 shares held in 1999.............  (36,066)      --          --
  Retained earnings (deficit)................   23,723    (5,747)     (4,060)
  Accumulative other comprehensive loss......      --        --         (147)
                                              --------  --------    --------
    Total shareholders' equity...............   84,993   151,062     155,168
                                              --------  --------    --------
                                              $171,333  $198,848    $190,179
                                              ========  ========    ========

See accompanying notes.

                         ADAPTIVE BROADBAND CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

              For the Years Ended June 30, 1998, 1999 and 2000 and
               the Three Months Ended September 30, 1999 and 2000
                (Dollars in thousands, except per share amounts)

                                                                Three Months
                                                                    Ended
                                    Years ended June 30,        September 30,
                                 ----------------------------  ----------------
                                   1998      1999      2000     1999     2000
                                 --------  --------  --------  -------  -------
                                                                 (unaudited)
Revenue........................  $    --   $    --   $ 28,704  $ 1,102  $24,209
Costs of revenue...............       --        --     26,583    1,370   16,854
                                 --------  --------  --------  -------  -------
  Gross margin.................       --        --      2,121     (268)   7,355
Expenses:
  Research and development.....       329     4,731    17,109    2,090    4,951
  Sales, marketing and
   administration..............    13,874    12,157    24,259    4,710    7,627
  Amortization of intangible
   assets......................       --        275       361       75      106
  Purchased in-process research
   and development.............       --      8,210       --       --       --
  Restructuring and other
   charges.....................       624       --        --       --       --
                                 --------  --------  --------  -------  -------
  Total expenses...............    14,827    25,373    41,729    6,875   12,684
                                 --------  --------  --------  -------  -------
Operating loss.................   (14,827)  (25,373)  (39,608)  (7,143)  (5,329)
  Interest expense.............    (4,007)   (4,503)   (1,054)    (786)    (122)
  Interest income..............       182       469     1,802      495    1,734
  Premium on conversion of
   notes.......................       --        --     (1,093)     --       --
  Gain (loss) on disposal of
   investments, net............       --        --     (1,775)     --     7,853
                                 --------  --------  --------  -------  -------
Income (loss) from continuing
 operations....................   (18,652)  (29,407)  (41,728)  (7,434)   4,136
Income tax provision (Benefit
 from income taxes)............    (6,715)   (8,613)  (15,023)  (2,676)   1,489
                                 --------  --------  --------  -------  -------
Income (loss) from continuing
 operations....................   (11,937)  (20,794)  (26,705)  (4,758)   2,647
Discontinued operations:
Income (loss) from discontinued
 operations, net of income
 taxes.........................    15,838    (3,867)    4,097      895      --
Gain (loss) on disposal, net of
 income taxes..................   (11,661)   36,281    (8,263)     --      (960)
                                 --------  --------  --------  -------  -------
                                    4,177    32,414    (4,166)     895     (960)
                                 --------  --------  --------  -------  -------
Net income (loss)..............  $ (7,760) $ 11,620  $(30,871) $(3,863) $ 1,687
                                 ========  ========  ========  =======  =======
Basic earnings (loss) per
 share:
Income (loss) from continuing
 operations....................  $  (0.36) $  (0.70) $  (0.80) $ (0.16) $  0.07
Income (loss) from discontinued
 operations....................  $   0.13  $   1.09  $  (0.12) $  0.03  $ (0.03)
                                 --------  --------  --------  -------  -------
Net income (loss)..............  $  (0.24) $   0.39  $  (0.92) $ (0.13) $  0.04
                                 ========  ========  ========  =======  =======
Weighted average shares used in
 computing basic earnings
 (loss) per share..............    32,726    29,774    33,424   29,439   37,597
Diluted earnings (loss) per
 share:
Income (loss) from continuing
 operations....................  $  (0.36) $  (0.70) $  (0.80) $ (0.16) $  0.07
Income (loss) from discontinued
 operations....................  $   0.13  $   1.09  $  (0.12) $  0.03  $ (0.03)
                                 --------  --------  --------  -------  -------
Net income (loss)..............  $  (0.24) $   0.39  $  (0.92) $ (0.13) $  0.04
                                 ========  ========  ========  =======  =======
Weighted average shares used in
 computing diluted earnings
 (loss) per share..............    32,726    29,774    33,424   29,439   39,080

See accompanying notes.

                        ADAPTIVE BROADBAND CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

               For the Years Ended June 30, 1998, 1999 and 2000
                 and the Three Months Ended September 30, 2000
                            (Dollars in thousands)

                                             Capital
                                                in              Accumulative            Unamortized
                            Common Stocks     excess                other     Retained  restricted      Total
                          ------------------  of par  Treasury  comprehensive earnings  stock plan  shareholders'
                            Shares   Amounts  value    Stock        loss      (deficit)   expense      equity
                          ---------- ------- -------- --------  ------------- --------  ----------- -------------
Balance at June 30,
1997....................  32,812,946 $3,282  $ 91,608 $   --        $ --      $23,577      $(443)     $118,024
Common stock issued
under:
 Stock option,
 restricted stock and
 stock purchase plans...     445,116     44     2,402                                        443         2,889
 Treasury stock
 purchases (3,191,000
 shares)................                              (34,104)                                         (34,104)
 Common stock issued
 from treasury shares
 for stock option and
 stock purchase plans
 (620,840 shares).......                                6,273                    (769)                   5,504
Net loss................                                                       (7,760)                  (7,760)
                          ---------- ------  -------- -------       -----     -------      -----      --------
Balance at June 30,
1998....................  33,258,062  3,326    94,010 (27,831)        --       15,048        --         84,553
                          ---------- ------  -------- -------       -----     -------      -----      --------
Common stock issued
under:
 Treasury stock
 purchases (2,155,000
 shares)................                              (15,706)                                         (15,706)
 Common stock issued
 from treasury shares
 for stock option and
 stock purchase plans
 (653,752 shares).......                                7,471                  (2,945)                   4,526
Net income..............                                                       11,620                   11,620
                          ---------- ------  -------- -------       -----     -------      -----      --------
Balance at June 30, 1999
 ........................  33,258,062  3,326    94,010 (36,066)        --       23,723        --         84,993
                          ---------- ------  -------- -------       -----     -------      -----      --------
Common stock issued
under:
 Stock option and stock
 purchase plans.........     188,917     19     2,799                                                    2,818
 Treasury stock
 purchases (252,500
 shares)................                               (3,321)                                          (3,321)
Common stock issued from
treasury shares for
stock option and stock
purchase plans
(4,323,908 shares)......                               39,387                   1,401                   40,788
 Conversion of notes....   4,042,636    404    56,251                                                   56,655
Net loss................                                                      (30,871)                 (30,871)
                          ---------- ------  -------- -------       -----     -------      -----      --------
Balance at June 30,
2000....................  37,489,615  3,749   153,060     --          --       (5,747)       --        151,062
                          ---------- ------  -------- -------       -----     -------      -----      --------
Common stock issued
under:
 Stock option and stock
 purchase plans
 (unaudited)............     150,531     15     2,551                                                    2,566
 Currency translation
 adjustment
 (unaudited)............                                             (147)                                (147)
Net income (unaudited)..                                                        1,687                    1,687
                          ---------- ------  -------- -------       -----     -------      -----      --------
Balance at September 30,
2000 (unaudited)........  37,640,146 $3,764  $155,611 $   --        $(147)    $(4,060)     $ --       $155,168
                          ========== ======  ======== =======       =====     =======      =====      ========

See accompanying notes.

                         ADAPTIVE BROADBAND CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                For the Years Ended June 30, 1998, 1999 and 2000
             and the Three Months Ended September 30, 1999 and 2000
                             (Dollars in thousands)

                                                           Three Months Ended
                                Years ended June 30,         September 30,
                             ----------------------------  -------------------
                               1998      1999      2000      1999      2000
                             --------  --------  --------  --------- ---------
                                                              (unaudited)
Operating activities:
Income (loss) from
 continuing operations.....  $(11,937) $(20,794) $(26,705) $ (4,758) $   2,647
Adjustments to reconcile
 loss from continuing
 operations to net cash
 used in operating
 activities:
 Purchased in-process
  research and
  development..............       --      8,210       --        --         --
 Loss (gain) on
  investment...............       --        --      1,775       --      (7,853)
 Premium on conversion of
  notes....................       --        --      1,093       --         --
 Depreciation and
  amortization.............       940       773     2,723       198      1,189
 Deferred income taxes.....    (6,715)   (8,613)  (16,608)   (2,676)     1,489
Net effect of change in:
 Income tax refunds........    10,085       --        --        --         --
 Accounts receivable.......       --        --    (16,312)      --     (10,790)
 Inventories...............       --     (1,116)  (13,754)      116     10,257
 Prepaid expenses and other
  assets...................       --     (3,331)     (554)     (123)      (788)
 Accounts payable..........    (1,312)      379     7,532      (853)    (2,497)
 Accrued and other
  liabilities..............   (12,486)    8,925    12,013    (1,172)   (12,089)
                             --------  --------  --------  --------  ---------
Net cash used in continuing
 operations................   (21,425)  (15,567)  (48,797)   (9,268)   (18,435)
                             --------  --------  --------  --------  ---------
Investing activities:
Capital expenditures.......       (70)   (2,118)   (9,268)     (486)    (1,269)
Acquisitions and
 investments in
 businesses................       --    (11,111)   (3,250)      --         --
Proceeds from sale of
 discontinued operations,
 net.......................    66,726    80,619       --        --     109,966
Proceeds from sale of
 investments...............       --        --        --        --      10,356
                             --------  --------  --------  --------  ---------
Net cash used in continuing
 operations investing
 activities................    66,656    67,390   (12,518)     (486)   119,053
Net cash provided by (used
 in) discontinued
 operations activities.....    13,222   (19,022)   (9,679)   (9,021)     1,314
                             --------  --------  --------  --------  ---------
Net cash provided by (used
 in) investing activities..    79,878    48,368   (22,197)   (9,507)   120,367
                             --------  --------  --------  --------  ---------
Financing activities:
Payments on long-term
 debt......................    (6,000)      --        --        --         --
Proceeds from issuance of
 common stock..............     7,546     4,526    43,007     4,882      2,074
Purchase of treasury
 stock.....................   (34,104)  (15,706)   (3,321)   (3,321)       --
Premium paid on conversion
 of notes..................       --        --     (1,093)      --         --
Repayment of convertible
 subordinated notes........    (5,700)      --        --        --         --
                             --------  --------  --------  --------  ---------
Net cash provided by (used
 in) financing activities..   (38,258)  (11,180)   38,593     1,561      2,074
                             --------  --------  --------  --------  ---------
Net increase (decrease) in
 cash and cash
 equivalents...............    20,195    21,621   (32,401)  (17,214)   104,006
Effect of exchange rate
 changes on cash...........       --        --        --        --        (147)
Cash and cash equivalents
 at beginning of period....     7,071    27,266    48,887    48,887     16,486
                             --------  --------  --------  --------  ---------
Cash and cash equivalents
 at end of period..........  $ 27,266  $ 48,887  $ 16,486  $ 31,673  $ 120,345
                             ========  ========  ========  ========  =========
Supplemental Disclosures:
Cash paid during the period
 for:
 Interest..................  $  3,868  $  4,485  $     32  $    418  $     137
 Income taxes..............       --          5     1,118       864          9
Non Cash Transaction:
 Conversion of notes to
  common stock.............  $    --   $    --   $ 57,500  $    --   $     --

See accompanying notes.

                         ADAPTIVE BROADBAND CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      (Information as of September 30, 2000 and for the three months ended
                   September 30, 1999 and 2000 is unaudited)

1. Organization and Significant Accounting Policies

 Description of Business

   Adaptive Broadband (ADAP or the "Company") is a supplier of data communications transmission equipment that is developing leading-edge technology for the deployment of broadband wireless communication over the Internet. The Company operates in one business segment: the design, development, manufacturing, marketing and selling of broadband wireless communication systems.

 Principles of Consolidation and Reclassification

   The condensed consolidated financial statements include the accounts of Adaptive Broadband and its subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

 Comprehensive Income or Loss

   For fiscal years 1998, 1999 and 2000, the Companys comprehensive loss approximates its net loss. Comprehensive income (loss) for the three months ended September 30, 1999 and 2000 is summarized below:

                                                            Three months ended
                                                              September 30,
                                                            --------------------
                                                              1999       2000
                                                            ---------  ---------
                                                               (unaudited)
                                                               (Dollars in
                                                                thousands)
     Net income (loss)..................................... $  (3,863) $  1,687
     Foreign currency translation adjustments..............       --       (147)
                                                            ---------  --------
     Comprehensive income (loss)........................... $  (3,863) $  1,540
                                                            =========  ========

 Use of Estimates; Risks and Uncertainties

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates are used in determining amounts reported in the financial statements and accompanying notes such as the accounting for income taxes, amounts to be realized on the sale of discontinued operations and contingencies. Actual results could differ from estimates.

 Fiscal Year

   During fiscal year 1998, the Company changed its fiscal year end to June 30 from a 52-53 week fiscal year ending on the Saturday closest to June 30. For clarity, all fiscal periods are reported on a calendar month end. This change did not have a significant impact on the Company's consolidated financial statements.

   In July 2000 the Board of Directors approved a resolution to change the Companys fiscal year end from June 30 to December 31. Changing the fiscal year, effective December 31, 2000, will align the Company's reporting periods with more companies in its peer group, making financial comparisons more readily apparent.

                         ADAPTIVE BROADBAND CORPORATION

      (Information as of September 30, 2000 and for the three months ended
                   September 30, 1999 and 2000 is unaudited)


 Unaudited Financial Statements

   The accompanying unaudited financial statements as of September 30, 2000 and for the three months ended September 30, 1999 and 2000 have been prepared on a basis substantially the same as the audited financial statements and included all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein.

 Cash Equivalents

   Cash equivalents are carried at fair value and consist of highly liquid investments, primarily commercial paper and money market funds, with original maturities of 90 days or less. The Company has established guidelines relative to diversification and maturities that attempt to maintain safety and liquidity. The Company has not experienced losses from these cash equivalents and short-term investments.

 Inventories

   Inventories are stated at the lower of cost (which approximates first-in, first-out) or market and consist primarily of finished goods.

 Property, Plant and Equipment

   Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization charges are computed under the straight-line method based on the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the estimated useful life or the lease term.

   The Company capitalizes costs to develop internal use software. All costs related to the development of internal use software be expensed as incurred, other than those incurred during the application development stage. Costs incurred and capitalized in continuing operations during the application development stage were $2.9 million at June 30, 2000 and $3.0 million at September 30, 2000.

   As of June 30, 1999 and 2000 and September 30, 2000, property, plant and equipment consisted of the following (in thousands):

                                                   June 30,
                                                ----------------  September 30,
                                        Life     1999     2000        2000
                                     ---------- -------  -------  -------------
                                                                   (Unaudited)
   Office and computer equipment.... 2-7 years  $ 2,102  $ 5,473     $ 5,549
   Engineering and test equipment... 3-10 years     554    4,066       4,862
   Software.........................  5 years       858    2,887       2,955
   Leasehold improvements........... Lease term     581      937       1,266
                                                -------  -------     -------
                                                  4,095   13,363      14,632
   Less: accumulated depreciation and
    amortization...............................  (1,007)  (3,369)     (4,452)
                                                -------  -------     -------
                                                $ 3,088  $ 9,994     $10,180
                                                =======  =======     =======

                         ADAPTIVE BROADBAND CORPORATION

      (Information as of September 30, 2000 and for the three months ended
                   September 30, 1999 and 2000 is unaudited)


   Depreciation and amortization expense on property, plant and equipment was $0.9 million, $0.5 million and $2.4 million for fiscal years 1998, 1999 and 2000, respectively and $1.2 million for the three months ended September 30, 2000.

 Intangible Assets of Acquired Business

   For acquisitions accounted for under the purchase method, the excess purchase price over the fair value of net tangible assets acquired is allocated to intangible assets based on fair value. The carrying value of the intangible assets is reviewed if the facts and circumstances suggest that the asset may be impaired. If this review indicates that the intangible assets are not recoverable, the carrying value is reduced appropriately. The following table summarizes net intangible assets of the acquired business:

                                                     June 30,
                                      Amortization --------------  September 30,
                                         Period     1999    2000       2000
                                      ------------ ------  ------  -------------
                                                                    (Unaudited)
                                                     (Dollars in thousands)
   Goodwill..........................   10 years   $1,888  $3,138     $3,138
   Assembled workforce...............   4 years       440     440        440
   Accumulated amortization..........                (274)   (635)      (741)
                                                   ------  ------     ------
                                                   $2,054  $2,943     $2,837
                                                   ======  ======     ======

 Revenue Recognition, Credit and Supplier Risk

   Product revenue is generally recognized upon shipment to a credit-worthy customer. The Company performs ongoing credit evaluations of its customers and generally requires no collateral, but may require letters of credit, deposits, or prepayments denominated in U.S. dollars from certain of its domestic and international customers. The Company also maintains a credit insurance program to insure international receivables where a confirmed letter of credit may neither be cost effective nor available. Provisions are made at the time of revenue recognition for estimated warranty costs. The Company also maintains reserves for estimated credit losses.

   Revenue from international customers was approximately 15% and 18% of total revenue in fiscal year 2000 and the quarter ended September 30, 2000. Due to the early stage of product shipment of AB-Access, a substantial portion of revenue and bookings was from a limited number of customers. During fiscal year 2000, four customers each accounted for 10% or more of the Company's revenue and all four combined accounted for 75% of the Company's fiscal year 2000 revenue. During the quarter ended September 30, 2000, three customers each accounted for 10% or more of the Company's revenue and all three combined accounted for 76% of the Company's September 30, 2000 quarter revenue. While we are seeking to diversify our customer base, there can be no assurance that these efforts will be successful.

   Currently, the Company relies on single source suppliers of materials and labor for the significant majority of its product inventory but is actively pursuing additional supplier alternatives.

   The Company has outsourced its manufacturing and relies on its contract manufacturer, Solectron Corporation, for the production of its product. The inability of the contract manufacturer to fulfill supply requirements of the Company could negatively impact future results.

                         ADAPTIVE BROADBAND CORPORATION

      (Information as of September 30, 2000 and for the three months ended
                   September 30, 1999 and 2000 is unaudited)


 Earnings (Loss) Per Share

   Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share are calculated using the weighted average number of common shares outstanding during the period and the dilutive effect of stock options calculated using the treasury stock method. Options to purchase 4,721,150, 5,773,940, 3,875,401 and 964,512 shares of common stock at June 30, 1998, 1999,
2000 and September 30, 2000, respectively, and common equivalent shares for the convertible notes were excluded from the calculation of diluted earnings (loss) per share as their effect is antidilutive with respect to continuing operations.

 New Accounting Pronouncements

   The Company adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." The adoption of SFAS 133 has no material impact on our financial position, results of operations and cash flows.

   The Company adopted FASB Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB Opinion No. 25." The adoption of FIN 44 has no material impact on our financial position, results of operations and cash flows.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB
101). SAB 101 summarizes certain of the SEC Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB 101 is required to be adopted by December 31, 2000. We are currently evaluating the impact of SAB 101. Based on presently available guidance, we do not anticipate the adoption of SAB 101 to have any material impact on our financial position, results of operations and cash flows.

2. Discontinued Operations and Divestitures

   In January 2000, the Company's board of directors adopted a formal plan to sell its EFData Satellite Products Division (EFData), Microwave Radio Communications Division (MRC) and Microwave Data Systems Division (MDS). These three divisions qualify as segments of a business under Accounting Principles Board Opinion No. 30 as each operates in separate lines of businesses with separate customer classes. The Company's continuing business, the AB-Access Division, does not operate in these lines of businesses and sells to different customers. EFData is a leading provider of satellite communication technology focused on addressing the commercial, industrial and military markets. MRC provides the majority of the U.S. analog and digital point-to-point microwave systems for transporting video signals for television broadcast operations, including electronic news gathering, satellite backhauls, studio-transmitter links and regional networks. MDS supplies data telemetry point-to-multipoint terrestrial radio systems.

   In order to focus on the high-growth wireless broadband access market, in July 2000, the Company sold its EFData Satellite Products Division (EFData), Microwave Data Systems Division (MDS) and Microwave Radio Communications Division (MRC). The operating results and financial position of these three divisions, together with the operating results and financial position of the Government Division that was sold in April 1999, have been classified as discontinued operations for all periods presented in the Company's financial statements through their divestiture dates. Total revenue from EFData, MRC and MDS was $175.3 million, $156.7 million and $175.0 million for fiscal years 1998, 1999 and 2000, respectively. The income (loss) from EFData, MRC and MDS, was $15.8 million net of income tax of $6.3 million, $(3.9) million net of income tax benefit of $1.9 million, and $4.1 million net of income taxes of $2.3 million for fiscal years 1998, 1999 and 2000, respectively. Total revenue from the Government Division discontinued operations was $85.7 million for fiscal year 1998 and $67.7 million for fiscal year 1999 for the period prior to disposal. Income from the Government Division discontinued operations (net of income taxes) was $3.5 million for fiscal year 1998 and $2.0 million for fiscal year 1999 for the period prior to disposal.

                         ADAPTIVE BROADBAND CORPORATION

      (Information as of September 30, 2000 and for the three months ended
                   September 30, 1999 and 2000 is unaudited)


   In July 2000, all three divisions included in discontinued operations at June 30, 2000 were sold. EFData was sold to Comtech Telecommunications Corp. for $61.5 million in cash. MDS was sold to Moseley Associates Incorporated for $38.6 million in cash and MRC was sold to Vislink for $19.3 million in cash.

   The Company recorded an estimated loss of $8.3 million (net of income taxes) on disposal of the three divisions in the quarter ended June 30, 2000. In the quarter ended September 30, 2000, the Company accrued an additional $1 million loss (net of income taxes) for final transaction related expenses. Final accounting for the MRC division is subject to completion of the post-closing procedures provided for in the MRC purchase agreement. The Company has been monitoring and has accrued for transaction costs related to the sales and costs that may occur in the MRC post-closing procedures and believes that the completion of these procedures will not have a material impact on its financial position, results of operations, or cash flows.

   In April 1999, the Company completed the sale of its Government Division to Northrop Grumman Corporation (Northrop Grumman) for $93 million in cash, for a net gain of approximately $36 million (net of income taxes). The Government Division provided specialized products and services principally in the areas of communications, reconnaissance, and surveillance systems used in low-altitude airplanes. The Government Division sale price includes up to an additional $5 million cash payment, contingent upon the future performance of the divested business. Northrop Grumman has notified the Company that Northrop Grumman believes there is no basis for any contingent future payment. The Company has not recognized any benefit for this contingent future payment. Final accounting for the Government Division is subject to completion of the post-closing procedures provided for in the Northrop Grumman agreement. The Company has accrued for future price adjustments that may occur in the post-closing procedures for the Government Division divestiture. At September 30, 2000, the discontinued operations reserve for the Government Division divestiture was $3.2 million. The Company believes that the completion of these procedures will not have a material impact on the Company's financial position, results of operations, or cash flows.

   In February 1998, Satellite Transmission Systems (STS) was sold to L-3 Communications Corporation (L-3) for $27 million in cash, and in April 1998, Microwave Networks (MN) was sold to Tadiran Ltd. (Tadiran) for $31.5 million in cash. STS was a systems integrator supplying turnkey satellite transmit/receive earth stations and networks for domestic, international and government applications. MN was engaged in the design, manufacture, sale and installation of high performance digital and analog microwave radios and transmission products for cellular, personal communications network applications and private communications network markets. During the second half of fiscal year 1998, the Company recorded additional provisions of $15.1 million (net of income taxes) for additional losses on disposal of these divisions. These provisions were primarily for adjustments to the combined losses on sale and for higher than anticipated operating losses prior to disposal of both divisions. The operating results, loss on disposal, and financial position of these divisions have been classified as discontinued operations in the Company's financial statements through the divestiture dates. Revenue from the MN and STS discontinued operations was $83.2 million in fiscal year 1998 for the period prior to disposal. The loss of $59.4 million from discontinued operations (net of income taxes) for MN and STS was accrued as part of the net loss on disposal.

   In July 1999, Northrop Grumman filed a lawsuit against Adaptive Broadband alleging that the Company failed to disclose certain events and information as required by the terms of the agreement pursuant to which Northrop Grumman acquired the Government Division of the Company in April 1999. No damages have been specified. In September 1999, Adaptive Broadband filed a cross-complaint against Northrop Grumman seeking to recover in excess of $3.7 million, which represents the amount that the Company contends Northrop Grumman appropriated from its bank accounts following the acquisition. The company believes that it has strong defenses and counterclaims and plans to vigorously defend the lawsuit filed by Northrop Grumman and to pursue its counterclaims. No provisions have been made for expenses that may be incurred to resolve the lawsuit, and Adaptive Broadband believes final resolution of the Northrop Grumman allegations will not have a material impact on its financial position, results of operations, or cash flows.

                         ADAPTIVE BROADBAND CORPORATION

      (Information as of September 30, 2000 and for the three months ended
                   September 30, 1999 and 2000 is unaudited)


   In May 1995, the Company's MN division entered into certain agreements with Nokia Telecommunications Oy (Nokia) pursuant to which MN was to provide to Nokia certain microwave radios and related software and services, and was to carry out certain development programs. In September 1997, Nokia informed MN of a purported failure of certain of the products sold to Nokia to meet certain contractual specifications. MN was sold to Tadiran in April 1998 and under the terms of the sale agreement, Tadiran assumed and indemnified the Company with respect to the Nokia claims. Tadiran had subsequently taken the position that the Company was responsible for the Nokia claims, based upon allegations that the Company failed to provide adequate disclosures and financial reserves with respect to such claims. In September 1998, Nokia began arbitration proceedings to recover damages, which were claimed to be $40.6 million. In January 2000, Adaptive Broadband and Tadiran settled the Nokia claims for $2 million, and reserved rights against each other. In May 1999, Adaptive Broadband began arbitration proceedings against Tadiran, primarily to determine that Tadiran is responsible for the Nokia claims, which later had been liquidated at $2 million. In April 2000, Adaptive Broadband and Tadiran settled all claims against each other. The Nokia and Tadiran settlements had no impact on the Company's financial position, results of operations or cash flows.

3. Accrued and Other Liabilities

   As of June 30, 1999 and 2000 and September 30, 2000, accrued liabilities consisted of the following:

                                                      June 30,
                                                   --------------- September 30,
                                                    1999    2000       2000
                                                   ------- ------- -------------
                                                                    (unaudited)
                                                      (Dollars in thousands)
   Discontinued operations reserves............... $ 7,226 $14,352    $10,576
   Accrued payroll and payroll related............   4,832  12,167      9,743
   Discounted receivable liability................   7,055   1,729         22
   Income taxes payable...........................     655   1,084      1,827
   Warranties.....................................     --    1,559      1,719
   Restructuring reserves.........................   2,803     --         --
   Other..........................................   2,547   7,231      3,957
                                                   ------- -------    -------
                                                   $25,118 $38,122    $27,844
                                                   ======= =======    =======

   In addition, accrued restructuring expenses applicable to non-utilized facilities of $1.1 million at June 30, 1999 are included in other long-term liabilities.

4. Borrowing Arrangements

   In March 2000, the Company entered into a secured revolving credit facility with available credit of $25 million that expires in March 2003. The annual commitment fee on the unused portion of the facility and the interest rate for borrowings vary based upon the Company's ratio of funded debt to earnings before interest, amortization and taxes, with the maximum commitment fee set at 0.25% and the maximum borrowing rate set at the banks prime rate plus 0.5%. The maximum borrowing rate was 10% at June 30, 2000 and September 30, 2000. The net borrowing capacity under the Companys credit facility was $25 million as of June 30, 2000 and September 30, 2000.

   The Company issued $57.5 million of 5.25%, convertible subordinated notes on December 15, 1993, due on December 15, 2003. These notes were convertible at any time prior to maturity, at the option of the holder, into shares of the Company's common stock at a price of $14.2188 per share. These notes were redeemable any time at the option of the Company and interest was payable semi-annually. The notes were subordinated to all existing and future senior indebtedness of the Company and were quoted on the Nasdaq National Market.

                         ADAPTIVE BROADBAND CORPORATION

      (Information as of September 30, 2000 and for the three months ended
                   September 30, 1999 and 2000 is unaudited)

During the second quarter of fiscal year 2000, at the request of certain note holders, the Company converted $34.1 million of its subordinated notes into approximately 2.4 million shares of common stock. Upon the conversion, the Company paid a $1.1 million premium which was equivalent to accrued interest on the converted notes plus 1.6%. The premium was charged to expense. During the third quarter of fiscal year 2000, the Company called the conversion of the remaining notes. As a result, the remaining principal amount of $23.4 million of its subordinated notes was converted into 1.6 million shares of common stock.

   During the fiscal year 1998, the Company repaid a $5.7 million, five-year, 5% convertible subordinated note. The note was issued for cash to Motorola, Inc. concurrent with the close of a 1993 acquisition.

5. Capital Stock

 Common Stock

   On March 13, 2000, the Company's shareholders approved an increase in the authorized number of common shares from 29.2 million to 249.2 million shares. These additional shares may be used in the future, for example, to declare stock-splits, raise additional capital, provide equity incentives to employees, officers or directors, establish strategic relationships with other companies and expand the Company's business or product lines through the acquisition of other businesses or products. Approximately 18.7 million of these shares were used in connection with the stock dividend in March 2000. The March 2000 stock dividend has been reflected in these financial statements on a retroactive basis for all periods presented.

 Stock Split

   In March 2000, the Company's Board of Directors approved a stock-split in the form of a one-for-one common stock dividend. The dividend was applicable to shareholders of record on March 23, 2000, and effective on March 30, 2000. All references to share and per-share data for all periods presented have been adjusted to give effect to this one-for-one stock dividend, resulting in a two-for-one stock split.

 Stock Repurchase Program

   On February 5, 1998, the Company announced that its Board of Directors authorized the repurchase of up to 6 million shares of its common stock on the open market. On October 6, 1998, the Company announced that its Board of Directors had increased the number of shares authorized for repurchase to 12 million shares. The Company acquired approximately 3.2 million shares of common stock for $34.1 million, 2.2 million shares of common stock for $15.7 million, and 252,5000 shares of common stock for $3.3 million, in fiscal years 1998, 1999, and 2000, respectively. The shares repurchased subsequent to February 1998 totaled 5.6 million. The Company is not currently repurchasing on an active basis.

 Stockholder Rights

   In July 1999, upon the expiration of the Company's current stockholder rights plan, the Board of Directors approved the adoption of a new three-year Stockholder Rights Plan under which all stockholders of record as of July 26, 1999, received rights to purchase shares of common stock. The rights will be distributed as a non-taxable dividend and will expire on June 30, 2002. The rights also will be exercisable only if a person or a group acquires 20% or more of the Companys common stock or announces a tender offer for 50% or more of the common stock. In October 1999, the stockholders of the Company approved an amendment to the

                         ADAPTIVE BROADBAND CORPORATION

      (Information as of September 30, 2000 and for the three months ended
                   September 30, 1999 and 2000 is unaudited)

Company's certificate of incorporation adding a stockholder-friendly "chewable" feature for the Stockholder Rights Plan. This chewable feature requires the Company to redeem or otherwise make the Stockholder Rights Plan inapplicable if the Company receives certain types of acquisition proposals and the stockholders vote to require it to do so. Also, the stockholders of the Company approved the use of preferred stock in connection with the Stockholder Rights Plan instead of common stock.

 Options and Other Stock Plans

   Stock options have been granted to officers, directors and employees under the Company's stock option plans with exercise prices equal to the fair market value of the Company's common stock on the date of grant. Certain options outstanding vest upon attainment of specified increases in the stock price or after five years. Options granted prior to September 1997 and after December 1999 become exercisable in annual installments of 25% beginning one year after the date of grant. Options granted to the Company's directors become 100% exercisable upon grant. Options granted under the 1986 and 1992 stock option plans expire after ten years.

   A summary of activity for fiscal years 1998, 1999 and 2000 and three months ended September 30, 2000 is presented below:

                                    Outstanding shares under option
                           ----------------------------------------------------
                                Years ended June 30,          Quarter ended
                           ---------------------------------  September 30,
                             1998        1999        2000         2000
                           ---------  ----------  ----------  -------------
                                                               (Unaudited)
Beginning of period......  3,384,836   4,721,150   5,773,940    3,875,401
Granted..................  2,975,600   2,787,500   2,707,000      212,750
Exercised................   (798,908)   (394,246) (4,319,564)    (121,887)
Canceled.................   (840,378) (1,340,464)   (285,975)     (81,690)
                           ---------  ----------  ----------    ---------
End of period............  4,721,150   5,773,940   3,875,401    3,884,574
                           =========  ==========  ==========    =========
Weighted average fair
 value on date of grant..    $3.98      $6.43       $25.83       $29.43
Exercisable..............  1,499,072   1,232,182   1,844,877    1,993,812
Available for grant......  1,671,954     183,966     218,155       87,095

                                                        Weighted Average
                                                    Exercise Price per Share
                                                --------------------------------
                                                   Years ended
                                                     June 30,      Quarter ended
                                                ------------------ September 30,
                                                1998  1999   2000      2000
                                                ----- ----- ------ -------------
                                                                    (Unaudited)
   Beginning of period......................... $8.83 $8.94 $ 8.33    $29.42
   Granted..................................... $8.83 $7.74 $41.69    $29.76
   Exercised................................... $7.25 $7.12 $ 9.69    $10.76
   Cancelled................................... $9.76 $9.60 $16.82    $56.02
   End of period............................... $8.94 $8.33 $29.53    $29.43

                         ADAPTIVE BROADBAND CORPORATION

      (Information as of September 30, 2000 and for the three months ended
                   September 30, 1999 and 2000 is unaudited)


   The following table summarizes information about the Company's stock options outstanding at September 30, 2000 (unaudited).

                                Options Outstanding  Options Exercisable
                                -------------------- --------------------
                                 Weighted
                                  Average   Weighted             Weighted
       Range of                  Remaining  Average              Average
       Exercise       Number    Contractual Exercise   Number    Exercise
         Price      Outstanding    Life      Price   Exercisable  Price
       --------     ----------- ----------- -------- ----------- --------
     $ 0.32-$ 8.00     314,982     7.65      $ 6.39     311,157   $ 6.38
     $ 8.13-$ 8.13     524,612     6.79        8.13     274,612     8.13
     $ 8.25-$ 8.81     488,502     7.72        8.57     488,052     8.57
     $ 8.88-$10.72     489,608     7.75        9.83     489,608     9.83
     $11.63-$33.00     509,880     9.40       24.78     201,380    18.14
     $34.53-$38.55     334,440     9.40       35.86     221,190    35.55
     $40.50-$40.50      50,000     9.51       40.50       7,813    40.50
     $60.94-$60.94   1,003,000     9.36       60.94         --       --
     $61.25-$61.25     100,000     9.49       61.25         --       --
     $73.56-$73.56      70,000     9.32       73.56         --       --
                     ---------     ----      ------   ---------   ------
                     3,884,574     8.46      $29.43   1,993,812   $12.56

   The Company has an employee stock purchase plan under which employees may purchase shares, subject to certain limitations, at 85% of the lower of the fair market value of the shares at the beginning or end of a six-month purchase period. During fiscal year 1998, 312,802 shares were issued for $1,924,000, 259,506 shares were issued for $1,360,000 in fiscal year 1999, and 185,546 shares were issued for $1,094,000 in fiscal year 2000. Shares available for future issuance at June 30, 2000 were 507,680 and 483,314 shares at September 30, 2000.

   The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standard No. 123 (SFAS 123) "Accounting for Stock Based Compensation". Accordingly, no compensation expense has been recognized for the stock plans. Had compensation expense for the Company's stock option and purchase plans been determined based on the fair value at the grant date for all options granted after June 30, 1995 under SFAS No. 123, the Company's net loss and net loss per share would have been increased and net income and net income per share decreased to the pro forma amounts below:

                                                     Years ended June 30,
                                                   --------------------------
   (Dollars in thousands, except per share           1998     1999     2000
   amounts)                                        --------  ------- --------
   Net income (loss)--as reported................. $ (7,760) $11,620 $(30,871)
   Net income (loss)--pro forma................... $(10,837) $ 5,833 $(51,222)
   Diluted net income (loss)--per share as
    reported...................................... $  (0.23) $  0.39 $  (0.92)
   Diluted net income (loss)--per share pro
    forma......................................... $  (0.32) $  0.19 $  (1.53)

                         ADAPTIVE BROADBAND CORPORATION

      (Information as of September 30, 2000 and for the three months ended
                   September 30, 1999 and 2000 is unaudited)


   The assumptions used to estimate the fair value of these options and the 15% discount on the employee stock purchase plan using the Black-Scholes option pricing model were:

                                                Years ended
                                                  June 30,       Quarter ended
                                               ----------------  September 30,
                                               1998  1999  2000      2000
                                               ----  ----  ----  -------------
                                                                  (Unaudited)
   Risk free interest rate.................... 5.75% 5.80% 5.80%     6.30%
   Expected volatility........................ 0.51  0.91  0.99      0.99
   Expected life for options in years......... 4.15  4.12  2.55      1.00
   Expected life for stock purchase plan in
    years.....................................  0.5   0.5   0.5       0.5

6. Employee Benefit Plans

 Defined Contribution Retirement Plan

   The Company's defined contribution retirement plan covers substantially all employees. One part of the plan is a 401(k) savings plan, which allows employees to contribute pre-tax compensation up to the lesser of 20% of total annual compensation or the statutory calendar year limit, currently $10,000. The Company contributes up to $2,000 to each employee based on employee contributions up to $3,500. The second part of the plan arises out of the conversion by the Company of its previous cash profit sharing plan to a defined contribution plan. Contributions are allocated based on each employee's salary and length of employment. No profit sharing amounts were authorized for fiscal year 1998, 1999 or 2000. All of the above employer contributions are determined by and subject to the approval of the Company's Board of Directors. Contributions to these plans for employees of the continuing operations were $20,000 in 1998, $62,000 in 1999, and $150,000 in 2000.

 Supplemental Executive Deferred Compensation Plan

   The Company offers an executive deferred compensation plan, which permits participating executives to defer up to 70% of their salary and 80% of their bonus until termination from the Company, thereafter receiving a payout over a period of up to ten years. Such deferrals are not deemed to be protected by the Employee Retirement Income Security Act of 1974 (ERISA) fiduciary regulations and are thereby at risk, being assets of the Company. Plan participants may direct the investment of such monies into various investment vehicles. In 1999, the Company added a phantom stock alternative that allows investment in phantom shares of the Company's stock. The shares are valued at 100% of the closing price of the stock at the end of each month of directed contribution. In March 2000, the phantom stock plan was amended to require distributions from this option to be made in the form of the Company's stock. Prior to the amendment, the Company re-measured the liability at each reporting period based on changes in the Company's common stock price. The Company matches contributions at the rate of 100 shares for the first 400 employee shares and 200 shares for the next 400 employee shares purchased in a given calendar year. All Company matching contributions are vested over a period of two years. Purchase of phantom stock in this plan is credited toward attainment of executive stock ownership requirements but confers no rights of ownership, including voting rights, for the underlying phantom shares.

                         ADAPTIVE BROADBAND CORPORATION

      (Information as of September 30, 2000 and for the three months ended
                   September 30, 1999 and 2000 is unaudited)


7. Income Taxes

   The benefit from income taxes for continuing operations consisted of the following as of June 30:

                                                      1998     1999      2000
                                                     -------  -------  --------
                                                      (Dollars in thousands)
     Current:
       Federal...................................... $   --   $   --   $    --
       State                                             --       --        --
       Foreign......................................     --       --      1,585
                                                     -------  -------  --------
       Subtotal.....................................     --       --      1,585


     Deferred:
       Federal...................................... $(5,857) $(7,297) $(14,332)
       State........................................    (858)  (1,316)   (2,276)
                                                     =======  =======  ========
       Subtotal.....................................  (6,715)  (8,613)  (16,608)
                                                     -------  -------  --------
         Total...................................... $(6,715) $(8,613) $(15,023)
                                                     =======  =======  ========

   The differences between the U.S. federal statutory income tax rate and the Company's effective rate for continuing operations as of June 30 were as follows:

                              1998   1999   2000
                              ----   ----   ----
     U.S. federal statutory
      income tax rate........ 35.0 % 35.0 % 35.0 %
     State income taxes, net
      of federal benefit.....  3.0 %  3.6 %  3.4 %
     Intangible assets.......  --    (0.3)%  --
     Foreign loss............  --     --    (2.4)%
     Debt conversion
      premium................  --     --    (0.9)%
     In-process research and
      development............  --    (6.5)%  --
     Other................... (2.0)% (2.5)%  0.9 %
                              ----   ----   ----
     Total................... 36.0 % 29.3 % 36.0 %
                              ====   ====   ====

                         ADAPTIVE BROADBAND CORPORATION

      (Information as of September 30, 2000 and for the three months ended
                   September 30, 1999 and 2000 is unaudited)


   Deferred taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. The components of net deferred tax assets as of June 30 are as follows:

                                                               1999      2000
                                                              -------  --------
Deferred tax assets:
  Net operating loss carryforward............................ $ 7,280  $ 70,333
  Discontinued operations....................................  13,571     2,287
  Tax credits................................................   2,348     3,276
  Compensation related.......................................     289     5,090
  Inventory..................................................      --     1,269
  Warranty...................................................      --     1,606
  Allowance for doubtful accounts............................      --       737
  Other......................................................     799     1,740
                                                              -------  --------
  Deferred tax assets........................................ $24,287  $ 86,338
  Valuation allowance........................................  (5,687)  (65,063)
                                                              -------  --------
  Deferred tax assets........................................ $18,600  $ 21,275

Deferred tax liabilities:
  Other......................................................    (502)     (201)
                                                              -------  --------
  Net deferred tax assets.................................... $18,098  $ 21,074
                                                              =======  ========

   At June 30, 2000, the Company had net deferred tax assets arising from deductible temporary differences, tax losses and tax credits of $21.1 million, after being offset by a valuation allowance of $65.1 million and deferred tax liabilities of $ 0.2 million. Realization of the majority of the net deferred tax assets is dependent on the Companys ability to generate approximately $53 million of future United States taxable income. Of the valuation allowance, $59.4 million represents future stock deductions that will be credited to additional paid-in capital when released. Management believes that it is more likely than not that the assets will be realized based on forecasted income including contractual commitments of customers. However, there can be no assurance that the Company will meet its expectations of future income. Management evaluates the realizability of the deferred tax assets quarterly and assesses the need for additional valuation allowance.

   At June 30, 2000, the Company had federal net operating loss carry forwards of approximately $200 million to offset future taxable income, including $154 million arising from stock option exercises, benefit of which will be credited to additional paid-in capital when realized. These net operating loss carry forwards begin to expire in the year 2013 through 2020. The Company has alternative minimum tax and research credit carryforwards of approximately $1.9 million and $1.9 million, respectively. The alternative minimum tax credits can be carried forward indefinitely. The research tax credit carryforwards begin to expire in the year 2012 through 2020.

   A deferred income tax asset was not recorded for a $2.9 million loss incurred by the Company's Irish subsidiary as it is intended that the subsidiary's future earnings be indefinitely invested in operations outside the United States.

   At September 30, 2000, the Company had net deferred tax assets of $20.9 million, after a valuation allowance of $65.1 million and deferred tax liabilities of $0.2 million. Realization of the majority of the net

                         ADAPTIVE BROADBAND CORPORATION

      (Information as of September 30, 2000 and for the three months ended
                   September 30, 1999 and 2000 is unaudited)

deferred tax assets is dependent on the Company's ability to generate approximately $52.3 million of future United States taxable income. Of the valuation allowance, $59.4 million represents future stock deductions that will be credited to additional paid-in capital when realized. Management evaluates the realizability of the deferred tax assets quarterly and assesses the need for additional valuation allowance.

8. Commitments and Contingencies

 Lease Commitments

   All of the buildings occupied by the Company are occupied under operating leases that expire in one to nine years. Certain of these leases contain escalation clauses. Rent expense for continuing operations for the three years ended June 30, 1998, 1999 and 2000 was $88,000, $336,000, and $846,000. Lease
commitments which are payable by the Company at June 30, 2000, exclusive of property taxes, will be due as follows: 2001--$2,319,000; 2002--$2,482,000;
2003--$2,504,000; 2004--$2,556,000; 2005--$2,657,000, and thereafter--
$2,790,000.

 Purchase Order Commitments

   As of June 30, 2000 and September 30, 2000, the Company had outstanding purchase order commitments for materials of approximately $9.4 million and $17.0 million, respectively, to its manufacturing suppliers. The Company expects these purchase orders to be fulfilled and the related invoices to be paid in fiscal year 2001.

 Contingent Liabilities

   The Company is subject to legal proceedings and claims that arise in the normal course of its business. The Company believes these proceedings will not have a material adverse effect on the financial position or results of operations of the Company.

9. Litigation Settlement

   The Company announced in November 1995 that a shareholders' class action lawsuit had been filed in the United States District Court for the northern District of California against it and certain of its former officers on behalf of persons who purchased shares of the Company's common stock between September 6, 1994 and June 29, 1995. The complaint filed in the lawsuit alleged certain violations of the federal securities laws by the Company and certain of its former officers and sought damages in an unspecified amount. Although the Company did not believe that it or its former officers committed any securities law violations and considered the allegations made in the class action suit to be without merit, in order to avoid the expense and distraction of protracted litigation, the Company reached an agreement to settle the lawsuit in its fiscal year 1998 second quarter. During its fiscal year 1998 second quarter, the Company recorded an expense for the settlement (including defense costs), in the amount of $1.9 million, before income taxes. The court approved the settlement on March 23, 1998.

10. Receivables From Officers

   In July 1997, the Company's Chief Executive Officer, Frederick D. Lawrence, received two loans totaling $466,667. The interest rates on both loans were equal to the Company's incremental borrowing rate on the loan origination date (9.0%). For both loans, one-half of accrued interest was forgiven on each of the first two

                         ADAPTIVE BROADBAND CORPORATION

      (Information as of September 30, 2000 and for the three months ended
                   September 30, 1999 and 2000 is unaudited)

anniversary dates of Mr. Lawrence's employment with the Company. In addition, one-half of the principal amount of the $316,667 loan was forgiven on Mr. Lawrence's first two anniversary dates of employment. The principal amount of the $150,000 loan was due in a balloon payment in July 1999 which due date, upon approval by the Board of Directors, was extended to July 2001.

   In January 1998, the Company's Executive Vice President and Chief Financial Officer, Donna S. Birks, received an interest-free loan of $500,000 subject to various employment criteria. The principal amount is due in a balloon payment on the fifth anniversary of Ms. Birks' employment. The annual interest rate is 6.0%.

11. Acquisitions

   On August 20, 1998, the Company acquired Adaptive Broadband Limited (ABL) a United Kingdom based company developing high-speed wireless Internet connectivity technology. The acquisition was accounted for under the purchase method. The initial purchase price was approximately $10.9 million including cash payments, direct costs, and the assumption of ABL's net liabilities. The assets and liabilities assumed by the Company were recorded based on their fair values at the date of acquisition. The purchase price was allocated $8.2 million to in-process research and development, $0.4 million to net tangible assets, $0.4 million to identified intangible assets, and $1.9 million to goodwill. The amount allocated to in-process research and development was expensed at the time of acquisition. In the third quarter of fiscal year 2000, the Company paid $1.3 million as the first portion of the contingent purchase price, which was accounted for as additional goodwill. The remaining contingent portion of the purchase price will include payments up to $3.5 million and will be recorded as goodwill. The Company's results of operations for fiscal year 1999 include ABL's results from August 20, 1998.

   In connection with the acquisitions of ABL, the Company allocated a significant portion of the purchase price to purchased in-process research and development. The Company estimated the fair value of the in-process research and development using an income approach. This involved estimating the fair value of the in-process research and development using the present value of the estimated after-tax cash flows expected to be generated by the purchased in-process research and development, using risk adjusted discount rates and revenue forecasts as appropriate. The selection of the discount rate was based on consideration of the Company's weighted average cost of capital as well as other factors including the useful life of each technology, future profitability levels of the technology, the uncertainty of technological advances that were known at the time and the stage of completion of the technology. The Company believes that the estimated in-process research and development amount so determined represents fair value and does not exceed the amount a third party would pay for the project.

   At the date of the acquisition, the in-process research and development projects had not yet reached technological feasibility and had no alternative future uses. Accordingly, the value allocated to these projects was expensed at acquisition.

12. Subsequent Event (Unaudited)

   On November 12, 2000, Adaptive Broadband entered into a merger agreement with Western Multiplex, whereby Western Multiplex will effectively acquire all common shares of Adaptive Broadband. In connection with the Merger, each share of Adaptive Broadband, common stock will be exchanged for 1.345 shares of Western Multiplex common stock. The merger is subject to approval by the stockholders of Adaptive Broadband and customary closing conditions.

                                                                         ANNEX A

--------------------------------------------------------------------------------


                          AGREEMENT AND PLAN OF MERGER

                         DATED AS OF NOVEMBER 12, 2000

                                     AMONG

                        ADAPTIVE BROADBAND CORPORATION,

                         WESTERN MULTIPLEX CORPORATION

                                      AND

                              WA MERGER SUB, INC.


--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
 ARTICLE I THE MERGER; CERTAIN RELATED MATTERS.............................  A-2
    1.1  The Merger.......................................................   A-2
    1.2  Closing..........................................................   A-2
    1.3  Effective Time...................................................   A-2
    1.4  Effects of the Merger............................................   A-2
    1.5  Charter and Bylaws...............................................   A-2
    1.6  Officers and Directors...........................................   A-3
    1.7  Effect on Common Stock...........................................   A-3
    1.8  Treatment of Stock Options and Other Equity-Based Awards.........   A-3
    1.9  Certain Adjustments..............................................   A-4

 ARTICLE II EXCHANGE OF CERTIFICATES.......................................  A-4
    2.1  Exchange Fund....................................................   A-4
    2.2  Exchange Procedures..............................................   A-4
    2.3  Distributions with Respect to Unexchanged Shares.................   A-5
    2.4  No Further Ownership Rights in Adaptive Common Stock.............   A-5
    2.5  No Fractional Shares of Western Common Stock.....................   A-5
    2.6  Termination of Exchange Fund.....................................   A-6
    2.7  No Liability.....................................................   A-6
    2.8  Investment of the Exchange Fund..................................   A-6
    2.9  Lost Certificates................................................   A-6
    2.10 Withholding Rights...............................................   A-6
    2.11 Further Assurances...............................................   A-7
    2.12 Stock Transfer Books.............................................   A-7

 ARTICLE III REPRESENTATIONS AND WARRANTIES................................  A-7
    3.1  Representations and Warranties of Western and Merger Sub.........   A-7
    3.2  Representations and Warranties of Adaptive.......................  A-15

 ARTICLE IV COVENANTS RELATING TO CONDUCT OF BUSINESS...................... A-24
    4.1  Covenants of Western.............................................  A-24
    4.2  Covenants of Adaptive............................................  A-26
    4.3  Governmental Filings.............................................  A-29

 ARTICLE V ADDITIONAL AGREEMENTS........................................... A-29
    5.1  Preparation of Proxy Statement; Stockholders Meetings............  A-29
    5.2  Access to Information............................................  A-31
    5.3  Reasonable Best Efforts..........................................  A-31
    5.4  Non-Solicitation.................................................  A-33
    5.5  Fees and Expenses................................................  A-34
    5.6  Directors' and Officers' Indemnification and Insurance...........  A-34
    5.7  Board of Directors and Officers..................................  A-35
    5.8  Public Announcements.............................................  A-35
    5.9  Accountant's Letters.............................................  A-35
    5.10 Listing of Shares of Western Common Stock........................  A-35
    5.11 Affiliates.......................................................  A-36
    5.12 Benefits Maintenance.............................................  A-36
    5.13 Agreement to Consult on Certain Matters..........................  A-36
    5.14 Adaptive Rights Agreement........................................  A-36

                                                                           Page
                                                                           ----
 ARTICLE VI CONDITIONS PRECEDENT.......................................... A-37
    6.1  Conditions to Each Party's Obligation to Effect Merger..........  A-37
    6.2  Additional Conditions to Obligations of Western.................  A-37
    6.3  Additional Conditions to Obligations of Adaptive................  A-38

 ARTICLE VII TERMINATION AND AMENDMENT.................................... A-38
    7.1  Termination.....................................................  A-38
    7.2  Effect of Termination...........................................  A-40
    7.3  Amendment.......................................................  A-41
    7.4  Extension; Waiver...............................................  A-41

 ARTICLE VIII GENERAL PROVISIONS.......................................... A-42
    8.1  Non-Survival of Representations, Warranties and Agreements......  A-42
    8.2  Notices.........................................................  A-42
    8.3  Interpretation..................................................  A-43
    8.4  Counterparts....................................................  A-43
    8.6  Governing Law...................................................  A-43
    8.7  Severability....................................................  A-43
    8.8  Assignment......................................................  A-43
    8.9  Submission to Jurisdiction; Waivers.............................  A-44
    8.10 Enforcement.....................................................  A-44
    8.11 Definitions.....................................................  A-44

                                LIST OF EXHIBITS

 Exhibit           Title
 -------           -----
 Exhibit A         Adaptive Stock Option Agreement
 Exhibit B         Western Stock Option Agreement
 Exhibit C         Form of Voting Agreement of WMC Holding
 Exhibit 6.2(c)(1) Form of Representations Letter of Western
 Exhibit 6.2(c)(2) Form of Representations Letter of Adaptive

   AGREEMENT AND PLAN OF MERGER, dated as of November 12, 2000 (this "Agreement"), among Adaptive Broadband Corporation, a Delaware corporation ("Adaptive"), Western Multiplex Corporation, a Delaware corporation ("Western"), and WA Merger Sub, Inc., a Delaware corporation ("Merger Sub").

                                    RECITALS

   Merger Sub is a wholly owned direct subsidiary of Western that was organized by Western solely as a vehicle to effect the Merger (as defined below) and has engaged in no other business activities and has conducted its business activities and operations only as contemplated hereby;

   The Boards of Directors of Adaptive, Western and Merger Sub deem it advisable and in the best interests of each corporation and its respective stockholders that Merger Sub merge into Adaptive, upon the terms and subject to the conditions of this Agreement;

   Approval of the Merger and this Agreement requires a vote for (x) adoption of this Agreement by the holders of shares of Common Stock, par value $.10 per share, of Adaptive (the "Adaptive Common Stock") at a meeting at which a quorum is present, in the manner specified in the certificate of incorporation of Adaptive and otherwise in accordance with the law of the State of Delaware (the "Adaptive Stockholder Approval"), and (y) the approval of the issuance of Class A Common Stock, par value $0.01 per share, of Western (the "Western Common Stock") pursuant to this Agreement, by the holders of a majority of the shares of Western Common Stock entitled to vote thereon represented, in person or by proxy, at a meeting at which a quorum is present, in accordance with the rules of the NASDAQ Stock Market (the "Western Stockholder Approval");

   In furtherance thereof, the Board of Directors of each of Adaptive, Western and Merger Sub have approved the Merger, upon the terms and subject to the conditions set forth in this Agreement, pursuant to which each share of Adaptive Common Stock will be converted into the right to receive the Merger Consideration (as defined below);

   As a condition and inducement to Western's willingness to enter into this Agreement and the Western Stock Option Agreement referred to below, Western and Adaptive are entering into a Stock Option Agreement dated as of the date hereof in the form of Exhibit A (the "Adaptive Stock Option Agreement") pursuant to which Adaptive is granting to Western an option to purchase shares of Adaptive Common Stock;

   As a condition and inducement to Adaptive's willingness to enter into this Agreement and the Adaptive Stock Option Agreement, Western and Adaptive are entering into a Stock Option Agreement dated as of the date hereof in the form of Exhibit B (the "Western Stock Option Agreement" and, together with the Adaptive Stock Option Agreement, the "Stock Option Agreements"), pursuant to which Western is granting to Adaptive an option to purchase shares of Western Common Stock;

   As a condition and inducement to Adaptive's willingness to enter into this Agreement, WMC Holding LLC ("WMC Holding"), the owner of a majority of the Western Common Stock as of the date of this Agreement, is entering into an agreement dated as of the date hereof substantially in the form of Exhibit C (the "WMC Holding Voting Agreement") pursuant to which WMC Holding has agreed, among other things, to vote all shares of Western Common Stock owned or acquired by it in favor of the adoption of this Agreement and the transactions contemplated hereby;

   Certain key employees of Adaptive and Western have entered into agreements with respect to their employment in connection with this Agreement, effective as of the Effective Time; and

   For federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and this Agreement will constitute a "plan of reorganization" for purposes of Section 368 of the Code.

                                   AGREEMENT

   NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby and thereby, the parties hereto agree as follows:

                                   ARTICLE I

                      The Merger; Certain Related Matters

1.1 The Merger.

   Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), at the Effective Time:

   (a) The Surviving Corporation. Upon the terms and subject to the conditions of this Agreement, Merger Sub shall merge with and into Adaptive (the "Merger"), the separate existence of Merger Sub shall cease and Adaptive (sometimes hereinafter referred to as the "Surviving Corporation") shall survive the Merger. The name of the Surviving Corporation shall be "Adaptive Broadband Corporation". The Surviving Corporation shall continue to be governed by the laws of the State of Delaware, and the separate corporate existence of the Surviving Corporation with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.

1.2 Closing.

   Upon the terms and subject to the conditions set forth in Article VI and the termination rights set forth in Article VII, the closing of the Merger (the "Closing") will take place on the third Business Day after the satisfaction or waiver (subject to applicable law) of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing Date (as defined below)) set forth in Article VI, unless this Agreement has been theretofore terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto (the actual time and date of the Closing being referred to herein as the "Closing Date"). The Closing shall be held at the offices of Simpson Thacher & Bartlett, 3330 Hillview Avenue, Palo Alto, CA 94304, unless another place is agreed to in writing by the parties hereto.

1.3 Effective Time.

   As soon as practicable following the satisfaction or waiver (subject to applicable law) of the conditions set forth in Article VI, at the Closing the parties shall file a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in such form as is required by and executed and acknowledged in accordance with the relevant provisions of the DGCL and make all other filings or recordings required under the DGCL. The Merger shall become effective at (i) the date and time the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or
(ii) such subsequent time as Western, Merger Sub and Adaptive shall agree and as shall be specified in the Certificate of Merger (such time as the Merger becomes effective being the "Effective Time").

1.4 Effects of the Merger.

   At and after the Effective Time, the Merger will have the effects set forth in the applicable provisions of the DGCL.

1.5 Charter and Bylaws.

   (a) Certificate of Incorporation. At the Effective Time, and without any further action on the part of Western or Merger Sub, the certificate of incorporation of Adaptive, as amended and restated prior to the

Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

   (b) Bylaws. At the Effective Time, and without any further action on the part of Western or Merger Sub, the bylaws of Merger Sub as in effect at the Effective Time shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

1.6 Officers and Directors.

   The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be, except that Daniel Scharre and Donna Birks shall be President and Chief Operating Officer and Chief Financial Officer, respectively, of Western. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

1.7 Effect on Common Stock.

   As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Adaptive Common Stock or of any shares of Merger Sub Common Stock (as defined below):

   (a) Common Stock of Merger Sub. Each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub (the "Merger Sub Common Stock") shall, by virtue of the Merger, be converted into one share of common stock, par value $0.10 per share, of the Surviving Corporation.

   (b) Cancellation of Merger Sub-Owned Adaptive Common Stock. Each share of Adaptive Common Stock that is owned by Western or Merger Sub shall automatically be canceled and retired and shall cease to exist, and no cash, Western Common Stock or other consideration shall be delivered or deliverable in exchange therefore.

   (c) Conversion of Adaptive Common Stock. Subject to Section 2.5, each issued and outstanding share of Adaptive Common Stock (other than shares canceled pursuant to Section 1.7(b)), shall be converted into the right to receive a number of shares of Western Common Stock equal to the Exchange Ratio. The "Exchange Ratio" means 1.345. The amount of Western Common Stock into which each such share of Adaptive Common Stock (plus cash in lieu of a fractional share) is converted is referred to herein as the "Merger Consideration".

   (d) Cancellation and Retirement of Adaptive Common Stock. As a result of the Merger and without any action on the part of the holders thereof, at the Effective Time, all shares of Adaptive Common Stock shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Adaptive Common Stock (such certificate or other evidence of ownership, a "Certificate") shall thereafter cease to have any rights with respect to such shares of Adaptive Common Stock, except the right (subject to Section 1.7(c)) to receive the applicable Merger Consideration (and cash in lieu of fractional shares of Western Common Stock) to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with
Article II.

1.8 Treatment of Stock Options and Other Equity-Based Awards.

   Each outstanding option to purchase Adaptive Common Stock (a "Adaptive Common Stock Option") granted prior to the Effective Time and which remains outstanding immediately prior to the Effective Time shall cease to represent a right to acquire shares of Adaptive Common Stock and shall be converted (each, as so converted, a "Adaptive Converted Option"), at the Effective Time, into an option to acquire, on the same terms and conditions as were applicable under the Adaptive Common Stock Option, that number of shares of

Western Common Stock determined by multiplying the number of shares of Adaptive Common Stock subject to such Adaptive Common Stock Option by the Adaptive Exchange Ratio, rounded down, if necessary, to the nearest whole share of Western Common Stock, at a price per share (rounded up to the nearest one-hundredth of a cent) equal to the per share exercise price specified in such Adaptive Common Stock Option divided by the Exchange Ratio; provided, however, that in the case of any Adaptive Common Stock Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the option price, the number of shares subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code. The terms, exercisability, vesting schedule and other provisions of such Adaptive Common Stock Options shall otherwise remain unchanged. Western shall file with the Securities and Exchange Commission, within fifteen (15) days after the Effective Time, a Registration Statement on Form S-8 relating to the shares of Western Common Stock issuable with respect to the Adaptive Common Stock Options assumed by Western in accordance with this Section 1.8. In addition to the foregoing, Adaptive shall take all actions necessary to provide that, with respect to its Supplemental Executive Deferred Compensation Plan and its Phantom Stock Plan thereunder, all common and phantom stock accounts shall be converted into common and phantom stock accounts, as applicable, relating to shares of Western Common Stock and all such stock accounts, when and to the extent payable in stock, shall be paid in shares of Western Common Stock.

1.9 Certain Adjustments.

   If, between the date of this Agreement and the Effective Time (and as permitted by Sections 4.1 and 4.2), the outstanding shares of Western Common Stock or the outstanding shares of Adaptive Common Stock shall have been increased, decreased, changed into or exchanged for a different number of shares or different class, in each case, by reason of any reclassification, recapitalization, stock split, reverse stock split, split-up, combination or exchange of shares or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Merger Consideration (as defined in Section 1.7(c)) shall be appropriately adjusted to provide to the holders of Adaptive Common Stock, Adaptive Common Stock Options and Western Common Stock the same economic effect as contemplated by this Agreement prior to such event.

                                   ARTICLE II

                            Exchange of Certificates

2.1 Exchange Fund.

   Prior to the Effective Time, Western shall appoint a commercial bank or trust company reasonably acceptable to Adaptive, or a subsidiary thereof, to act as exchange agent hereunder for the purpose of exchanging Certificates for the applicable Merger Consideration (the "Exchange Agent"). At or prior to the Effective Time, Western shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of Adaptive Common Stock, certificates representing the shares of Western Common Stock issuable pursuant to Section
1.7 in exchange for Certificates. Western agrees to make available to the Exchange Agent from time to time, as needed, cash sufficient to pay cash in lieu of fractional shares pursuant to Section 2.5 and any dividends and other distributions pursuant to Section 2.3. Any cash and certificates representing Western Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the "Exchange Fund".


2.2 Exchange Procedures.

   Promptly after the Effective Time, Western shall cause the Exchange Agent to mail to each holder of a Certificate (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which letter shall be in customary form and have such other provisions as Adaptive may reasonably specify (such letter to be reasonably acceptable to Adaptive prior to the Effective Time) and
(ii) instructions for effecting the surrender of such Certificates in exchange for the applicable Merger Consideration, together with any dividends and other distributions with respect thereto and any cash in lieu of fractional shares. Upon surrender of a Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefore (A) one or more shares of Western Common Stock representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 1.7 (after taking into account all shares of Adaptive Common Stock then held by such holder) and (B) a check in the amount equal to the cash that such holder has the right to receive pursuant to the provisions of this Article II, including cash in lieu of any fractional shares of Western Common Stock pursuant to Section 2.5 and dividends and other distributions pursuant to Section 2.3. No interest will be paid or will accrue on any cash payable pursuant to Section 2.3 or Section 2.5. In the event of a transfer of ownership of Adaptive Common Stock that is not registered in the transfer records of Adaptive a certificate evidencing, in the aggregate, the proper number of shares of Western Common Stock, a check in the proper amount of cash in lieu of any fractional shares of Western Common Stock pursuant to Section
2.5 and any dividends or other distributions to which such holder is entitled pursuant to Section 2.3, may be issued with respect to such Adaptive Common Stock to such a transferee if the Certificate representing such shares of Adaptive Common Stock is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

2.3 Distributions with Respect to Unexchanged Shares.

   No dividends or other distributions with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Western Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Western Common Stock shall be paid to any such holder pursuant to Section 2.5 until such holder shall surrender such Certificate in accordance with Section 2.2. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the record holder thereof without interest, (a) promptly after the time of such surrender, the amount of any cash payable in lieu of fractional shares of Western Common Stock to which such holder is entitled pursuant to Section 2.5 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Western Common Stock, and
(b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such shares of Western Common Stock.

2.4 No Further Ownership Rights in Adaptive Common Stock.

   All shares of Western Common Stock issued and cash paid upon conversion of shares of Adaptive Common Stock in accordance with the terms of Article I and this Article II (including any cash paid pursuant to Sections 2.3 or 2.5) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Adaptive Common Stock.

2.5 No Fractional Shares of Western Common Stock.

   (a) No certificates or scrip or shares of Western Common Stock representing fractional shares of Western Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of Certificates and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Western or a holder of shares of Western Common Stock.

   (b) Notwithstanding any other provision of this Agreement, each holder of shares of Adaptive Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Western Common Stock (determined after aggregating all fractional shares of Western Common Stock to such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Western Common Stock multiplied by (ii) the closing price for a share of Western Common Stock as reported on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") on the first trading day following the date on which the Effective Time occurs. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Western, and Western shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

2.6 Termination of Exchange Fund.

   Any portion of the Exchange Fund which remains undistributed to the holders of Certificates for six months after the Effective Time shall, at Western's request, be delivered to Western or otherwise on the instruction of Western, and any holders of the Certificates who have not theretofore complied with this
Article II shall after such delivery look only to Western for the Merger Consideration with respect to the shares of Adaptive Common Stock formerly represented thereby to which such holders are entitled pursuant to Sections 1.7 and 2.2, any cash in lieu of fractional shares of Western Common Stock to which such holders are entitled pursuant to Section 2.5 and any dividends or distributions with respect to shares of Western Common Stock to which such holders are entitled pursuant to Section 2.3. Any such portion of the Exchange Fund remaining unclaimed by holders of shares of Adaptive Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity (as defined in Section 3.1(c)(iii)) shall, to the extent permitted by law, become the property of Western free and clear of any claims or interest of any Person previously entitled thereto.

2.7 No Liability.

   To the fullest extent permitted by law, none of Western, Merger Sub, Adaptive, Western Majority Shareholder or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.8 Investment of the Exchange Fund.

   The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Western on a daily basis; provided that no such investment or loss thereon shall affect the amounts payable to Adaptive stockholders pursuant to
Article I and the other provisions of this Article II. Any interest and other income resulting from such investments shall promptly be paid to Western.

2.9 Lost Certificates.

   If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Western, the posting by such Person of a bond in such reasonable amount as Western may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of Adaptive Common Stock formerly represented thereby, any cash in lieu of fractional shares of Western Common Stock, and unpaid dividends and distributions on shares of Western Common Stock deliverable in respect thereof, pursuant to this Agreement.

2.10 Withholding Rights.

   Western shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Adaptive Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Western, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Adaptive Common Stock in respect of which such deduction and withholding was made by Western.

2.11 Further Assurances.

   At and after the Effective Time, the officers and directors of Western will be authorized to execute and deliver, in the name and on behalf of Merger Sub or Adaptive, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Merger Sub or Adaptive, any other actions and things to vest, perfect or confirm of record or otherwise in Western any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by Western as a result of, or in connection with, the Merger.

2.12 Stock Transfer Books.

   The stock transfer books of Adaptive shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of Adaptive Common Stock thereafter on the records of Adaptive. On or after the Effective Time, any Certificates presented to the Exchange Agent or Western for any reason shall be exchanged for the applicable Merger Consideration with respect to the shares of Adaptive Common Stock formerly represented thereby (including any cash in lieu of fractional shares of Western Common Stock to which the holders thereof are entitled pursuant to Section 2.5 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.3).

                                  ARTICLE III

                         Representations and Warranties

3.1 Representations and Warranties of Western and Merger Sub.

   Except as disclosed in the Western Filed SEC Reports (as defined in Section 3.1(d)(ii)) or as set forth in the Western Disclosure Schedule delivered by Western to Adaptive prior to the execution of this Agreement (the "Western Disclosure Schedule"), Western and Merger Sub jointly and severally represent and warrant to Adaptive as follows:

   (a) Organization, Standing and Power; Subsidiaries.

     (i) Western and each of its Subsidiaries (as defined in Section 8.11), including Merger Sub, is a corporation or other organization duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure so to qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Western or Merger Sub. The copies of the certificate of incorporation and bylaws of Western and Merger Sub that were previously furnished or made available to Adaptive are true, complete and correct copies of such documents as in effect on the date of this Agreement.

     (ii) Western has no Subsidiaries that as of the date of this Agreement are Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X of the Securities and Exchange Commission (the "SEC")). All the outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary have been duly authorized, validly issued and are fully paid and nonassessable and are, except as set forth in such Registration Statement, owned directly or indirectly by Western, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively "Liens") and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except for restrictions imposed by applicable securities laws.

   (b) Capital Structure.

     (i) As of October 31, 2000, the authorized capital stock of Western consists of (A) 200,000,000 shares of Western Common Stock, of which (v) 55,564,419 shares were issued and outstanding, (w) 42,000,000 shares were held in treasury, (x) 12,137,728 shares were reserved for future issuance pursuant to outstanding stock options and reserved for future grant under stock option plans, (y) 1,000,000 shares were reserved for issuance pursuant to an employee stock purchase plan; (B) 100,000,000 shares of Western Class B Common Stock, par value $0.01 per share, of which no shares were issued and outstanding and (C) 25,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were issued and outstanding. From October 31, 2000 to the date of this Agreement, there have been no issuances of shares of the capital stock of Western or any other securities of Western other than issuances of shares pursuant to options or rights outstanding as of October 31, 2000. Except as described in this Section 3.1(b) and except as set forth in Section 3.1(b) of the Western Disclosure Schedule, as of the date of this Agreement, no shares of capital stock of Western are reserved for any purpose. All issued and outstanding shares of capital stock of Western are duly authorized, validly issued, fully paid and nonassessable, and have not been issued in violation of (nor are any of the authorized shares of capital stock of Western subject to) any preemptive or similar rights created by statute, the certificate of incorporation or bylaws of Western, or any agreement to which Western is a party or bound.

     (ii) No bonds, debentures, notes or other indebtedness of Western having the right to vote on any matters on which holders of capital stock of Western may vote are issued or outstanding.

     (iii) Except as set forth in this Section 3.1(b) and except as set forth in Section 3.1(b) of the Western Disclosure Schedule, as of the date of this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Western or any of its Significant Subsidiaries is a party relating to the issued or unissued capital stock of Western or any of its Significant Subsidiaries or obligating Western or any of its Significant Subsidiaries to grant, issue or sell any shares of the capital stock of Western or any of its Significant Subsidiaries, by sale, lease, license or otherwise. As of the date of this Agreement, there are no obligations, contingent or otherwise, of Western or any of its Significant Subsidiaries to repurchase, redeem or otherwise acquire any shares of Western Common Stock or other capital stock of Western or any of its Significant Subsidiaries. Section 3.1(b)(iii) of the Western Disclosure Schedule sets forth a complete and correct list, as of October 31, 2000, of the number of shares of Western Common Stock subject to Western Stock Options and the exercise price of the outstanding Western Stock Options referenced therein.

     (iv) Shareholders of Western Common Stock have the right to vote on all matters put forth to the shareholders of Western.

     (v) The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock. As of the date of this Agreement, 100 shares of Merger Sub Common Stock were issued and outstanding and held by Western, all of which are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, Merger Sub's certificate of incorporation or bylaws or any agreement to which Merger Sub is a party or is bound.

     (vi) The shares of Western Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, Western's certificate of incorporation or bylaws or any agreement to which Western is a party or is bound.

   (c) Authority; No Conflicts.

     (i) Western and Merger Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to the Western Stockholder Approval. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Western and Merger Sub and no other corporate proceedings on the part of Western or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject in the case of the shares of Western common stock to be issued upon consummation of the Merger, to the Western Stockholder Approval. This Agreement has been duly executed and delivered by Western and Merger Sub and constitutes a valid and binding agreement of Western and Merger Sub, enforceable against each of Western and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). Western has all requisite corporate power and authority to enter into the Stock Option Agreements and to consummate the transactions contemplated thereby. The execution and delivery of the Stock Option Agreements and the consummation of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of Western and no other corporate proceedings on the part of Western are necessary to authorize the execution and delivery of the Stock Option Agreements or to consummate the transactions contemplated thereby. The Stock Option Agreements have been duly executed and delivered by Western and each constitutes a valid and binding agreement of Western, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     (ii) The execution and delivery of this Agreement by Western and Merger Sub and the Stock Option Agreements by Western do not, and the consummation by Western and Merger Sub of the Merger and the other transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result by its terms in the termination, amendment, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a Lien, charge, "put" or "call" right or other encumbrance on, or the loss of, any assets, including Intellectual Property (any such conflict, violation, default, right of termination, amendment, cancellation or acceleration, loss or creation, a "Violation") pursuant to: (A) any provision of the certificate of incorporation or bylaws or similar organizational document of Western, Merger Sub or any Significant Subsidiary of Western, or (B) except as (1) individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Western or Merger Sub or (2) would not prevent or materially delay the consummation of the Merger, subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, and except with respect to employee stock options and other awards, any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Western, Merger Sub or any Subsidiary of Western or their respective properties or assets.

     (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a "Governmental Entity") or any other Person, is required by or with respect to Western, Merger Sub or any Subsidiary of Western in connection with the execution and delivery of this Agreement by Western or Merger Sub and the Stock Option Agreements by Western, as applicable, or the consummation by Western and Merger Sub of the Merger and the other transactions contemplated hereby and thereby, except for those required under or in relation to (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (B) state securities or "blue sky" laws (the "Blue Sky Laws"), (C) the Securities Act of 1933, as amended (the "Securities Act"), (D) the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (E) the DGCL with respect to the filing of the Certificate of Merger, (F) the rules and regulations of the NASDAQ, (G) antitrust or other competition laws of other jurisdictions and (H) such consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Western. Consents, approvals, orders, authorizations, registrations, declarations and filings required under or in relation to any of the foregoing clauses
  (A) through (G) are hereinafter referred to as "Necessary Consents".

   (d) Reports and Financial Statements of Western.

     (i) Western has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since August 1, 2000 (collectively, the "Western SEC Reports"). No Subsidiary of Western is required to file any form, report, registration statement, prospectus or other document with the SEC. None of the Western SEC Reports, as of their respective dates (and, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including the related notes) included or incorporated by reference in the Western SEC Reports presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of Western and its consolidated Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with United States generally accepted accounting principles ("GAAP") consistently applied during the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements of Western, to the absence of notes and normal year-end adjustments that have not been and are not expected to be material in amount. All of such Western SEC Reports, as of their respective dates (and as of the date of any amendment to the respective Western SEC Report), complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

     (ii) Except as disclosed in the Western SEC Reports filed and publicly available prior to the date hereof (the "Western Filed SEC Reports") and except as set forth in Section 3.1(d)(ii) of the Western Disclosure Schedule, Western and its Subsidiaries have not incurred any liabilities that are of a nature that would be required to be disclosed on a balance sheet of Western and its Subsidiaries or the footnotes thereto prepared in conformity with GAAP, other than (A) liabilities incurred in the ordinary course of business, (B) liabilities incurred in accordance with Section 4.1, (C) liabilities for Taxes (as defined in Section 8.11(k) or (D) liabilities that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Western.

   (e) Information Supplied.

     (i) None of the information supplied or to be supplied by Western for inclusion or incorporation by reference in (A) the Form S-4 (as defined in Section 5.1) will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (B) the Joint Proxy Statement/Prospectus (as defined in Section 5.1) will, on the date it is first mailed to Adaptive stockholders or Western stockholders or at the time of the Adaptive Stockholders Meeting or the Western Stockholders Meeting (each as defined in Section 5.1), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Form S-4 and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder.

     (ii) Notwithstanding the foregoing provisions of this Section 3.1(e), no representation or warranty is made by Western with respect to statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement/Prospectus based on information supplied by Adaptive for inclusion or incorporation by reference therein.

   (f) Board Approvals.

     (i) Western Board Approval. The Board of Directors of Western, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way (the "Western Board Approval"), has duly (A) determined that this Agreement and the Merger and the Western Stock Option Agreement are fair to and in the best interests of Western and its stockholders and declared this Agreement and the Merger to be advisable, (B) approved this Agreement, the Western Stock Option Agreement, the WMC Holding Voting Agreement and the Merger and the consummation of the transactions contemplated hereby and (C) declared it advisable that the stockholders of Western approve the issuance of Western Common Stock pursuant to this Agreement and directed that such matter be submitted for consideration by Western's stockholders at the Western Stockholders Meeting. The Western Board Approval constitutes approval of this Agreement, the Western Stock Option Agreement, the WMC Holding Voting Agreement and the Merger for purposes of Section 203 of the DGCL. To the knowledge of Western, except for Section 203 of the DGCL (the prohibitions on "business combinations" of which have been rendered inapplicable by the approval described in clause (B) above), no state takeover statute is applicable to this Agreement, the Western Stock Option Agreement, the WMC Holding Voting Agreement or the Merger or the other transactions contemplated hereby.

     (ii) Merger Sub Board Approvals. The Board of Directors of Merger Sub, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way (the "Merger Sub Board Approval"), has duly (A) determined that this Agreement and the Merger are fair to and in the best interests of Merger Sub and its stockholders and declared the Agreement and the Merger to be advisable, and (B) approved this Agreement and the Merger by the approval described in clause (C) above. The Merger Sub Board Approval constitutes approval of this Agreement and the Merger for purposes of Section 203 of the DGCL. To the knowledge of Merger Sub, no state takeover statute is applicable to this Agreement or the Merger or the other transactions contemplated hereby.

   (g) Votes Required. The Western Stockholder Approval as required by the rules of the NASDAQ is the only vote of the holders of any class or series of Western capital stock necessary to approve or adopt this Agreement and the Merger and to consummate the Merger and the other transactions contemplated hereby. The vote of Western is the only vote of the holders of any class or series of Merger Sub capital stock necessary to approve or adopt this Agreement and the Merger and to consummate the Merger and the other transactions contemplated hereby.

   (h) Litigation; Compliance with Laws.

     (i) There are no suits, actions, judgments or proceedings (collectively, "Actions") pending or, to the knowledge of Western, threatened, against or affecting Western or any Subsidiary of Western or any property or asset of Western or any Subsidiary of Western which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Western, nor are there any judgments, decrees, injunctions, rules or orders of any Governmental Entity or arbitrator outstanding against Western or any Subsidiary of Western which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Western.

     (ii) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Western, Western and its Subsidiaries hold all permits, licenses, franchises, variances, exemptions, orders and approvals of all Governmental Entities which are necessary for the operation of the businesses as now being conducted of Western and its Subsidiaries, taken as a whole (the "Western Permits"), and no suspension or cancellation of any of the Western Permits is pending or, to the knowledge of Western, threatened. Western and its Subsidiaries are in compliance with the terms of the Western Permits, except where the failure to so comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Western. Neither Western nor its Subsidiaries is in violation of, and Western and its Subsidiaries have not received any notices of violations with respect to, any laws, statutes, ordinances, rules or regulations of any Governmental Entity, except for violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Western.

     (i) Absence of Certain Changes or Events. Except for liabilities permitted to be incurred in accordance with this Agreement or the transactions contemplated hereby, since December 31, 1999, Western and its Subsidiaries (including Merger Sub) have conducted their business only in the ordinary course and in a manner consistent with past practice and, since June 30, 2000, there have not been any changes, circumstances or events which, individually or in the aggregate, have had, or would reasonably be expected to have, a Material Adverse Effect on Western.

     (j) Intellectual Property. Section 3.1(j) of the Western Disclosure Schedule sets forth, with respect to the Intellectual Property (as defined below) owned, held or used by Western or its Subsidiaries ("Western IP"), all patents, registrations and applications relating thereto, all material unregistered Western IP and each and every material license, sublicense, consent-to-use agreement and other agreement concerning Western IP to which Western and/or any of its Subsidiaries is a party ("Western IP Licenses"). Except as disclosed in Section 3.1(j) of the Western Disclosure Schedule,
  (i) Western and/or any of its Subsidiaries owns or has the right to use all the material Intellectual Property necessary or desirable for Western and its subsidiaries to conduct their business as is currently conducted and consistent with past practice; (ii) all of the Western IP is valid, enforceable and unexpired, is free of Liens, and has not been abandoned;
  (iii) to Western's knowledge, the Western IP does not infringe or otherwise impair the Intellectual Property of any third party and is not being infringed or impaired by any third party; (iv) no action, suit, proceeding, arbitration, judgment, decree, settlement, injunction, rule or order is pending or has been rendered or, to the best knowledge of Western, is threatened by any Governmental Entity which would limit, cancel or question the validity, enforceability, ownership or use of any Western IP; (v) Western takes all reasonable steps to protect, maintain and safeguard the Western IP, including executing all appropriate confidentiality agreements, and has made all filings and executed all agreements necessary or desirable in connection therewith; (vi) no party to a Western IP License is, or is alleged to be, in breach or default thereunder; (vii) the transactions contemplated by this Agreement shall in no way impair or limit the rights of Western or any of its subsidiaries under any Western IP License, or cause any payments to be due thereunder. For the purposes of this Agreement, "Intellectual Property" shall mean all U.S., state and foreign intellectual property, including without limitation all (i) (a) inventions, discoveries, processes, designs, techniques, developments, technology, and related improvements and know-how, whether or not patented or patentable;
  (b) copyrights and works of authorship in any media, including computer programs, software, databases and related items, graphics, artwork, photography, advertising and promotional materials (including graphics and text), designs, proprietary or copyrightable elements of pictorial, graphic or sculptural works, functional or utilitarian objects or items of clothing, Internet site content, and all other authors' rights, including "moral rights"; (c) trademarks, service marks, trade names, brand names, corporate names, domain names, logos, trade dress and all elements thereof, the goodwill of any business symbolized thereby, and all common-law rights relating thereto; (d) trade secrets and other confidential information;
  (ii) all registrations, applications, recordings, and licenses or other agreements related thereto; (iii) all rights to obtain renewals, extensions, continuations, continuations-in-part, reissues, divisions or similar legal protections related thereto; and rights to bring an action at law or in equity for the infringement or other impairment of the foregoing before the Closing Date, including the right to receive all proceeds and damages therefrom.

     (k) Opinion of Western Financial Advisor. Western has received the opinion of Credit Suisse First Boston Corporation, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair to Western, from a financial point of view. A copy of such opinion will be made available to Adaptive promptly after the date of this Agreement.

     (l) Taxes. Each of Western and its Subsidiaries has filed all material Tax Returns required to have been filed (or extensions have been duly obtained), has paid all material Taxes required to have been paid by it (whether or not shown as due on any Tax Return), and has established an adequate accrual for all material Taxes not yet due or payable; (ii) all material Tax Returns filed by Western and its Subsidiaries are true, complete and correct in all material respects; (iii) no material claim for unpaid Taxes has become a lien against the property of Western or any of its Subsidiaries or is being asserted against Western or any of its Subsidiaries; (iv) no audit or other proceeding with respect to any material Taxes due from Western or any of its Subsidiaries or any Tax Return of Western or any of its Subsidiaries is pending or threatened in writing, or being conducted by a Tax authority; (v) no consent under
  Section 341(f) of the Code has been filed with respect to the Western or any of its Subsidiaries; (vi) all material Taxes required to be withheld, collected or deposited by or with respect to Western and each of its Subsidiaries have been timely withheld, collected or deposited, as the case may be, and, to the extent required, have been paid to the relevant taxing authority; (vii) none of Western or any of its Subsidiaries has been a party to any distribution occurring during the last two years in which the parties to such distribution treated the distribution as one to which section 355 of the Code is applicable; (viii) none of Western or any of its Subsidiaries has agreed to make or is required to make any adjustment under section 481(a) of the Code by reason of a change in accounting method or otherwise; (ix) none of Western or any of its Subsidiaries is a party to, is bound by or has any obligation under, any Tax sharing agreement or similar contract or arrangement; (x) no closing agreement pursuant to section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to Western or any of its Subsidiaries; (xi) neither Western nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes;
  (xii) neither Western nor its Subsidiaries has any liability for Taxes of any Person (other than a liability of Western for Taxes of any of its Subsidiaries or a liability of any of Western's. Subsidiaries for Taxes of Western under Regulation 1.1502-6 (or similar provisions of state, local or foreign law), as a transferee or successor, by contract or otherwise; and
  (xiii) neither Western nor any of its Subsidiaries has made any payment or may be obligated to make any payment (by contract or otherwise) which will not be deductible by reason of Section 162(m) of the Code.

     (m) Certain Contracts. All "material contracts" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Western or any of its Subsidiaries is a party to or bound by, including all written agreements with customers providing for future sales in excess of $1,000,000, are valid and in full force and effect except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Western. Neither Western nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of, any contract described in the first sentence of this paragraph, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on Western. Schedule 3.1(m) of the Western Disclosure Schedule sets forth the contracts described in the first sentence of this paragraph that give rise to a right of the other parties thereto to terminate such contract, to a right of first refusal or similar right thereunder as a result of the execution and delivery of this Agreement and the consummation by Western of the Merger and the other transactions contemplated hereby, or that could, after the Effective Time, restrict Western or any of its Affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area.

   (n) Employee Benefits.

     (i) Schedule 3.1(n) of the Western Disclosure Schedule contains a true and complete list of each written, formal "employee benefit plan" (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including, without limitation, multiemployer plans within the meaning of ERISA section 3(37)), stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), whether legally binding or not, under which any employee or former employee of Western or any of its Subsidiaries has any present or future right to benefits and under which Western or any of its Subsidiaries has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the "Western Benefit Plans". Schedule 3.1(n)(i) of the Western Disclosure Schedule lists each employment agreement in effect on the date of this Agreement.

     (ii) With respect to each Western Benefit Plan, Western has delivered or made available to Adaptive a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (A) any related trust agreement or other funding instrument; (B) the most recent determination letter, if applicable; (C) any current summary plan description and other written communications (or a description of any oral communications) by Western or any of its Subsidiaries within the last year to their employees concerning the extent of the benefits provided under a Western Benefit Plan; and (D) for the most recent available period, the Form 5500 and attached schedules, audited financial statements, actuarial valuation reports and attorney's response to an auditor's request for information.

     (iii) (A) Each Western Benefit Plan has been established and administered in accordance with its terms, and in substantial compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (B) each Western Benefit Plan which is intended to be qualified within the meaning of Code section 401(a) is so qualified and has received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (C) no event has occurred and no condition exists that would subject Western or any of its Subsidiaries, either directly or by reason of their affiliation with any member of their "Controlled Group" (defined as any organization which is a member of a controlled group of organizations within the meaning of Code sections 414(b), (c), (m) or (o)), to any material tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules and regulations; (D) for each Western Benefit Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form since the date thereof; (E) neither Western nor any of its Subsidiaries has engaged in a transaction with respect to any Western Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material; (F) no Western Benefit Plan provides retiree welfare benefits and neither Western nor any of its Subsidiaries have any obligation to provide any retiree welfare benefits other than as required by Section 4980B of the Code; and (G) neither Western nor any member of its Controlled Group has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA.

     (iv) No Western Benefit Plan is subject to Title IV of ERISA.

     (v) With respect to any Western Benefit Plan, (A) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of Western, threatened and (B) no facts or circumstances exist to the knowledge of Western that could reasonably be expected to give rise to any such actions, suits or claims.

     (vi) Except as set forth on Schedule 3.1(n), no Western Benefit Plan exists that could result in the payment to any present or former employee of Western or any of its Subsidiaries of any money or other property or accelerate or provide any other rights or benefits to any present or former employee of Western or any of its Subsidiaries as a result of the transaction contemplated by this Agreement. Except as set forth on Schedule 3.1(n), there is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of Western or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of
  Section 280G of the Code.

   (o) Insurance. All primary, excess and umbrella policies, bonds and other forms of insurance currently owned or held by or on behalf of and/or providing insurance coverage to Western and its Subsidiaries and their respective directors, officers, agents and employees are in full force and effect, except for any such forms of insurance the absence of which would not likely have a Material Adverse Effect on Western. Western has not received a notice of default under any such policy and has not received written notice of any pending or threatened termination or cancellation, coverage limitation or reduction, or material premium increase with respect to any such policy. No letters of credit have been posted and no cash has been restricted to support any reserves for insurance.

   (p) Properties. Except for properties and assets disposed of in the ordinary course of business consistent with past practices since June 30, 2000, Western and its Significant Subsidiaries have good and marketable title, free and clear of all liabilities and liens, to all their material properties and assets, whether tangible or intangible, real, personal or mixed. All material buildings, fixtures, equipment and other property and assets held under leases by Western or any of its Significant Subsidiaries are held under valid instruments enforceable by Western or such Significant Subsidiary in accordance with their respective terms. Substantially all of Western's and its Significant Subsidiaries' equipment in regular use has been well maintained and is in good and serviceable condition, reasonable wear and tear excepted.

   (q) Customers and Suppliers. Except as set forth in Part II of Section 3.1(q) of the Western Disclosure Schedule, Western reasonably believes that its relationships with its suppliers and customers are satisfactory. Except as set forth in Part II of Section 3.1(q) of the Western Disclosure Schedule, as of the date of this Agreement, Western believes, based on its inquiry of the Western Named Executives (defined below), that the estimates contained in Part I of Schedule 3.1(q) for the customers named therein (the "Western Named Customers") are reasonable under the circumstances. Except as set forth in Part II of Section 3.1(q) of the Western Disclosure Schedule, as of the date of this Agreement, nothing has come to the attention of the Western Named Executives, including any written or email correspondence from customers or from other employees of Western, that, taken in the aggregate together with all other available information relating to such Western Named Customers, causes such Western Named Executives to believe that Part I of Schedule 3.1(q) is unreasonable. For purposes of this paragraph 3.1(q), "Western Named Executives" means Jonathan Zakin, Amir Zoufonoun and Nancy Huber. As of the date of this Agreement, none of the Western Named Customers has terminated or canceled its agreement with Western.

   (r) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker's or finder's fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Western, except for (x) Credit Suisse First Boston Corporation,
(y) Ripplewood Holdings LLC and (z) Leeward Technology Partners, whose fees and expenses in each case will be paid by Western.

3.2 Representations and Warranties of Adaptive.

   Except as disclosed in the Adaptive Filed SEC Reports (as defined in Section 3.2(d)(ii)) or as set forth in the Adaptive Disclosure Schedule delivered by Adaptive to Western prior to the execution of this Agreement (the "Adaptive Disclosure Schedule"), Adaptive represents and warrants to Western as follows:

   (a) Organization, Standing and Power; Subsidiaries.

     (i) Adaptive is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Subsidiary of Adaptive is a corporation or other organization duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its business as is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Adaptive, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure so to qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Adaptive. The copies of the certificate of incorporation and bylaws of Adaptive, which were previously furnished or made available to Western, are true, complete and correct copies of such documents as in effect on the date of this Agreement.

     (ii) Section 3.2(a)(ii) of the Adaptive Disclosure Schedule lists all the Significant Subsidiaries of Adaptive as of the date of this Agreement. All the outstanding shares of capital stock of, or other equity interests in, each such Significant Subsidiary have been duly authorized, validly issued and are fully paid and nonassessable and are owned directly or indirectly by Adaptive, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except for restrictions imposed by applicable securities laws.

   (b) Capital Structure.

     (i) As of October 31, 2000, the authorized capital stock of Adaptive consists of (A) 250,000,000 shares of Adaptive Common Stock of which 249,200,000 have been designated Adaptive Common Stock and 800,000 have been designated Adaptive Series A Junior Common Stock; as of November 9, 2000, 37,698,603 shares of Adaptive Common Stock were issued and outstanding and no shares of Adaptive Series A Junior Common Stock were issued and outstanding; and (B) 5,000,000 shares of preferred stock, par value $0.10 per share, none of which are issued or outstanding and all of which have been reserved for issuance upon exercise of rights (the "Adaptive Rights") distributed to holders of Adaptive Common Stock pursuant to a Rights Agreement, dated as of June 17, 1999, between Adaptive and Bank Boston, N.A., as Rights Agent, as amended (the "Adaptive Rights Agreement"). From October 31, 2000 to the date of this Agreement, there have been no issuances of shares of the capital stock of Adaptive or any other securities of Adaptive other than issuances of shares pursuant to options or rights outstanding as of October 31, 2000. All issued and outstanding shares of the capital stock of Adaptive are duly authorized, validly issued, fully paid and nonassessable, and free of any preemptive rights. None of the Subsidiaries of Adaptive own any shares of Adaptive capital stock.

     (ii) No bonds, debentures, notes or other indebtedness of Adaptive having the right to vote on any matters on which holders of capital stock of Adaptive may vote ("Adaptive Voting Debt") are issued or outstanding.

     (iii) Except as set forth in this Section 3.2(b), as of the date of this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Adaptive or any of its Significant Subsidiaries is a party relating to the issued or unissued capital stock of Adaptive or any of its Significant Subsidiaries or obligating Adaptive or any of its Significant Subsidiaries to grant, issue or sell any shares of the capital stock of Adaptive or any of its Significant Subsidiaries, by sale, lease, license or otherwise. As of the date of this Agreement, there are no obligations, contingent or otherwise, of Adaptive or any of its Significant Subsidiaries to repurchase, redeem or otherwise acquire any shares of Adaptive Common Stock or other capital stock of Adaptive or any of its Significant Subsidiaries. The options and other rights to acquire Adaptive Common Stock from Adaptive representing the right to purchase shares of Adaptive Common Stock, together with other employee stock options issued by Adaptive after the date hereof in accordance with the Adaptive Stock Option Plans (as defined in the next sentence) and Section 4.2, are referred to herein collectively as the "Adaptive Stock Options"). The Adaptive Stock Options have been granted under the 1992 Stock Option Plan of Adaptive Broadband Corporation and the California Microwave, Inc. 1986 Stock Option Plan (collectively, the "Adaptive Stock Option Plans").
  Section 3.2(b)(iii) of the Adaptive Disclosure Schedule sets forth a complete and correct list, as of the dates set forth therein, of the number of shares of Adaptive Common Stock subject to Adaptive Stock Options and the exercise price of the outstanding Adaptive Stock Options referenced therein.

   (c) Authority; No Conflicts.

     (i) Adaptive has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to the Adaptive Stockholder Approval. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Adaptive and no other corporate proceedings on the part of Adaptive are necessary to authorize the execution and delivery of the Agreement or to consummate the Merger and the other transactions contemplated hereby, subject in the case of the consummation of the Merger, to the Adaptive Stockholder Approval. This Agreement has been duly executed and delivered by Adaptive and constitutes a valid and binding agreement of Adaptive, enforceable against Adaptive in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). Adaptive has all requisite corporate power and authority to enter into the Stock Option Agreements and to consummate the transactions contemplated thereby. The execution and delivery of the Stock Option Agreements and the consummation of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of Adaptive and no other corporate proceedings on the part of Adaptive are necessary to authorize the execution and delivery of the Stock Option Agreements or to consummate the transactions contemplated thereby. The Stock Option Agreements have been duly executed and delivered by Adaptive and each constitutes a valid and binding agreement of Adaptive, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     (ii) The execution and delivery of this Agreement by Adaptive does not, and the consummation by Adaptive of the Merger and the other transactions contemplated hereby will not, conflict with, or result in a Violation pursuant to: (A) any provision of the certificate of incorporation or bylaws or similar organizational document of Adaptive or any Significant Subsidiary of Adaptive or (B) except as (1) individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Adaptive or (2) would not prevent or materially delay the consummation of the Merger, subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below and except with respect to employee stock options and other awards, any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Adaptive or any Subsidiary of Adaptive or their respective properties or assets.

     (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Adaptive or any Subsidiary of Adaptive in connection with the execution and delivery of this Agreement or the Stock Option Agreements by Adaptive or the consummation of the Merger and the other transactions contemplated hereby and thereby, except the Necessary Consents and such consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Adaptive.

   (d) Reports and Financial Statements.

     (i) Adaptive has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since December 31, 1997 (collectively, the "Adaptive SEC Reports"). No Subsidiary of Adaptive is required to file any form, report, registration statement, prospectus or other document with the SEC. None of the Adaptive SEC Reports, as of their respective dates (and, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including the related notes) included or incorporated by reference in the Adaptive SEC Reports presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of Adaptive and its consolidated Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with GAAP consistently applied during the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements of Adaptive, to the absence of notes and normal year-end adjustments that have not been and are not expected to be material in amount. All of such Adaptive SEC Reports, as of their respective dates (and as of the date of any amendment to the respective Adaptive SEC Report), complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

     (ii) Except as disclosed in the Adaptive SEC Reports filed and publicly available prior to the date hereof (the "Adaptive Filed SEC Reports") and except as set forth in Section 3.2(d)(ii) of the Adaptive Disclosure Schedule, Adaptive and its Subsidiaries have not incurred any liabilities that are of a nature that would be required to be disclosed on a balance sheet of Adaptive and its Subsidiaries or the footnotes thereto prepared in conformity with GAAP, other than (A) liabilities incurred in the ordinary course of business, (B) liabilities incurred in accordance with Section 4.2, or (C) liabilities for Taxes or (D) liabilities that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Adaptive.

   (e) Information Supplied.

     (i) None of the information supplied or to be supplied by Adaptive for inclusion or incorporation by reference in (A) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (B) the Joint Proxy Statement/Prospectus will, on the date it is first mailed to Adaptive stockholders or Western stockholders or at the time of the Adaptive Stockholders Meeting or the Western Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (ii) Notwithstanding the foregoing provisions of this Section 3.2(e), no representation or warranty is made by Adaptive with respect to statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement/Prospectus based on information supplied by Western for inclusion or incorporation by reference therein.

   (f) Board Approval. The Board of Directors of Adaptive, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way (the "Adaptive Board Approval"), has duly (i) determined that this Agreement and the Merger and the Adaptive

Stock Option Agreement are fair to and in the best interests of Adaptive and the holders of Adaptive Common Stock and declared the Agreement and the Merger to be advisable, (ii) approved this Agreement, the Adaptive Stock Option Agreement, the Merger and the consummation of the transactions contemplated hereby and (iii) declared it advisable that the stockholders of Adaptive adopt this Agreement and directed that such matter be submitted for consideration by Adaptive's stockholders at the Adaptive Stockholders Meeting. The Adaptive Board Approval constitutes approval of this Agreement, the Adaptive Stock Option Agreement and the Merger for purposes of Section 203 of the DGCL. To the knowledge of Adaptive, except for Section 203 of the DGCL (the prohibitions on "business combinations" of which have been rendered inapplicable by the approval in clause (ii) above), no state takeover statute is applicable to this Agreement or the Merger or the other transactions contemplated hereby or thereby. The Adaptive Board Approval constitutes the approval of the "Disinterested Directors" of Adaptive (as such term is defined in the Amended and Restated Certificate of Incorporation of Adaptive) for purposes of Article IX of the Amended and Restated Certificate of Incorporation of Adaptive.

   (g) Vote Required. The Adaptive Stockholder Approval is the only vote of the holders of any class or series of Adaptive capital stock necessary to approve or adopt this Agreement and the Merger and to consummate the Merger and the other transactions contemplated hereby (the "Required Adaptive Vote)".

   (h) Litigation; Compliance with Laws.

     (i) There are no Actions pending or, to the knowledge of Adaptive, threatened, against or affecting Adaptive or any Subsidiary of Adaptive or any property or asset of Adaptive or any Subsidiary of Adaptive which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Adaptive, nor are there any judgments, decrees, injunctions, rules or orders of any Governmental Entity or arbitrator outstanding against Adaptive or any Subsidiary of Adaptive which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Adaptive.

     (ii) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Adaptive, Adaptive and its Subsidiaries hold all permits, licenses, franchises, variances, exemptions, orders and approvals of all Governmental Entities which are necessary for the operation of the businesses as now being conducted of Adaptive and its Subsidiaries, taken as a whole (the "Adaptive Permits"), and no suspension or cancellation of any of the Adaptive Permits is pending or, to the knowledge of Adaptive, threatened. Adaptive and its Subsidiaries are in compliance with the terms of the Adaptive Permits, except where the failure to so comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Adaptive. Neither Adaptive nor its Subsidiaries is in violation of, and Adaptive and its Subsidiaries have not received any notices of violations with respect to, any laws, statutes, ordinances, rules or regulations of any Governmental Entity, except for violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Adaptive.

   (i) Absence of Certain Changes or Events. Except for liabilities permitted to be incurred in accordance with this Agreement or the transactions contemplated hereby and except as described in the Adaptive SEC Reports, since June 30, 2000, Adaptive and its Subsidiaries have conducted their business only in the ordinary course and in a manner consistent with past practice and, since June 30, 2000, there have not been any changes, circumstances or events which, individually or in the aggregate, have had, or would reasonably be expected to have, a Material Adverse Effect on Adaptive.

   (j) Intellectual Property. Section 3.2(j) of the Adaptive Disclosure Schedule sets forth, with respect to the Intellectual Property (as defined in Section 3.1(j)) owned, held or used by Adaptive or its Subsidiaries ("Adaptive IP"), all patents, registrations and applications relating thereto, all material unregistered Adaptive IP and each and every material license, sublicense, consent-to-use agreement and other agreement concerning Adaptive IP to which Adaptive and/or any of its Subsidiaries is a party ("Adaptive IP Licenses"). Except as disclosed in Section 3.2(j) of the Adaptive Disclosure Schedule, (i) Adaptive and/or any of its Subsidiaries owns or has the right to use all the material Intellectual Property necessary or desirable for Adaptive and its subsidiaries to conduct their business as is currently conducted and consistent with past practice; (ii) all of the Adaptive IP is valid, enforceable and unexpired, is free of Liens, and has not been abandoned; (iii) to Adaptive's knowledge, the Adaptive IP does not infringe or otherwise impair the Intellectual Property of any third party and is not being infringed or impaired by any third party; (iv) no action, suit, proceeding, arbitration, judgment, decree, settlement, injunction, rule or order is pending or has been rendered or, to the best knowledge of Adaptive, is threatened by any Governmental Entity which would limit, cancel or question the validity, enforceability, ownership or use of any Adaptive IP; (v) Adaptive takes all reasonable steps to protect, maintain and safeguard the Adaptive IP, including executing all appropriate confidentiality agreements, and has made all filings and executed all agreements necessary or desirable in connection therewith;
(vi) no party to a Adaptive IP License is, or is alleged to be, in breach or default thereunder; and (vii) the transactions contemplated by this Agreement shall in no way impair or limit the rights of Adaptive or any of its subsidiaries under any Adaptive IP License, or cause any payments to be due thereunder.

   (k) Opinion of Adaptive Financial Advisor. Adaptive has received the opinion of Dain Rauscher Wessels, dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of Adaptive Common Stock. A copy of such opinion will be made available to Western promptly after the date of this Agreement.

   (l) Taxes. Each of Adaptive and its Subsidiaries has filed all material Tax Returns required to have been filed (or extensions have been duly obtained), has paid all material Taxes required to have been paid by it (whether or not shown as due on any Tax Return), and has established an adequate accrual for all material Taxes not yet due or payable; (ii) all material Tax Returns filed by Adaptive and its Subsidiaries are true, complete and correct in all material respects; (iii) no material claim for unpaid Taxes has become a lien against the property of Adaptive or any of its Subsidiaries or is being asserted against Adaptive or any of its Subsidiaries; (iv) no audit or other proceeding with respect to any material Taxes due from Adaptive or any of its Subsidiaries or any Tax Return of Adaptive or any of its Subsidiaries is pending or threatened in writing, or being conducted by a Tax authority; (v) no consent under Section 341(f) of the Code has been filed with respect to Adaptive or any of its Subsidiaries; (vi) all material Taxes required to be withheld, collected or deposited by or with respect to Adaptive and each of its Subsidiaries have been timely withheld, collected or deposited, as the case may be, and, to the extent required, have been paid to the relevant taxing authority; (vii) none of Adaptive or any of its Subsidiaries has been a party to any distribution occurring during the last two years in which the parties to such distribution treated the distribution as one to which section 355 of the Code is applicable;
(viii) none of Adaptive or any of its Subsidiaries has agreed to make or is required to make any adjustment under section 481(a) of the Code by reason of a change in accounting method or otherwise; (ix) none of Adaptive or any of its Subsidiaries is a party to, is bound by or has any obligation under, any Tax sharing agreement or similar contract or arrangement; (x) no closing agreement pursuant to section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to Adaptive or any of its Subsidiaries; (xi) neither Adaptive nor any of its Subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes; (xii) neither Adaptive nor its Subsidiaries has any liability for Taxes of any Person (other than a liability of Adaptive for Taxes of any of its Subsidiaries or a liability of any of Adaptive's. Subsidiaries for Taxes of Adaptive under Regulation 1.1502-6 (or similar provisions of state, local or foreign law), as a transferee or successor, by contract or otherwise; and (xiii) neither Adaptive nor any of its Subsidiaries has made any payment or may be obligated to make any payment (by contract or otherwise) which will not be deductible by reason of Section 162(m) of the Code.

   (m) Certain Contracts. All "material contracts" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Adaptive or any of its Subsidiaries is a party to or bound by, including all written agreements with customers providing for future sales in excess of $1,000,000, are valid and in full force and effect except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Adaptive. Neither Adaptive nor any of its Subsidiaries has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of, any contract described in the first sentence of this paragraph, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on Adaptive. Schedule 3.2(m) of the Adaptive Disclosure Schedule sets forth the contracts described in the first sentence of this paragraph that give rise to a right of the other parties thereto to terminate such contract, to a right of first refusal or similar right thereunder as a result of the execution and delivery of this Agreement and the consummation by Adaptive of the Merger and the other transactions contemplated hereby, or that could, after the Effective Time, restrict Western or any of its Affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area.

   (n) Employee Benefits.

     (i) Schedule 3.2(n) of the Adaptive Disclosure Schedule contains a true and complete list of each written, formal "employee benefit plan" (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including, without limitation, multiemployer plans within the meaning of ERISA section 3(37)), stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise), whether legally binding or not, under which any employee or former employee of Adaptive or any of its Subsidiaries has any present or future right to benefits and under which Adaptive or any of its Subsidiaries has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the "Adaptive Benefit Plans". Schedule 3.2(n)(i) of the Adaptive Disclosure Schedule lists each employment agreement in effect on the date of this Agreement.

     (ii) With respect to each Adaptive Benefit Plan, Adaptive has delivered or made available to Western a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (A) any related trust agreement or other funding instrument; (B) the most recent determination letter, if applicable; (C) any current summary plan description and other written communications (or a description of any oral communications) by Adaptive or any of its Subsidiaries within the last year to their employees concerning the extent of the benefits provided under a Adaptive Benefit Plan; and (D) for the two most recent years the Form 5500 and attached schedules, audited financial statements, actuarial valuation reports and attorney's response to an auditor's request for information.

     (iii) (A) Each Adaptive Benefit Plan has been established and administered in accordance with its terms, and in substantial compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (B) each Adaptive Benefit Plan which is intended to be qualified within the meaning of Code section 401(a) is so qualified and has received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (C) no event has occurred and no condition exists that would subject Adaptive or any of its Subsidiaries, either directly or by reason of their affiliation with any member of their "Controlled Group" (defined as any organization which is a member of a controlled group of organizations within the meaning of Code sections 414(b), (c), (m) or (o)), to any material tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules and regulations; (D) for each Adaptive Benefit Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to the matters covered by the most recent Form since the date thereof; (E) no "reportable event" (as such term is defined in ERISA section 4043), or "accumulated funding deficiency" (as such term is defined in ERISA section 302 and Code section 412 (whether or not waived)) has occurred with respect to any Adaptive Benefit Plan; (F) neither Adaptive nor any of its Subsidiaries has engaged in a transaction with respect to any Adaptive Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company or any subsidiary to a tax or penalty imposed by either
  Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material; (G) no Adaptive Benefit Plan provides retiree welfare benefits and neither Adaptive nor any of its Subsidiaries have any obligation to provide any retiree welfare benefits other than as required by Section 4980B of the Code; and (H) neither Adaptive nor any member of its Controlled Group has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA.

     (iv) No Adaptive Benefit Plan is subject to Title IV of ERISA.

     (v) With respect to any Adaptive Benefit Plan, (A) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of Adaptive, threatened and (B) no facts or circumstances exist to the knowledge of Adaptive that could reasonably be expected to give rise to any such actions, suits or claims.

     (vi) Except as set forth on Schedule 3.2(n), no Adaptive Benefit Plan exists that could result in the payment to any present or former employee of Adaptive or any of its Subsidiaries of any money or other property or accelerate or provide any other rights or benefits to any present or former employee of Adaptive or any of its Subsidiaries as a result of the transaction contemplated by this Agreement. Except as set forth on Schedule 3.2(n), there is no contract, plan or arrangement (written or otherwise) covering any employee or former employee of Adaptive or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of
  Section 280G of the Code.

   (o) Insurance. All primary, excess and umbrella policies, bonds and other forms of insurance currently owned or held by or on behalf of and/or providing insurance coverage to Adaptive and its Subsidiaries and their respective directors, officers, agents and employees are in full force and effect, except for any such forms of insurance the absence of which would not likely have a Material Adverse Effect on Adaptive. Adaptive has not received a notice of default under any such policy and has not received written notice of any pending or threatened termination or cancellation, coverage limitation or reduction, or material premium increase with respect to any such policy. No letters of credit have been posted and no cash has been restricted to support any reserves for insurance.

   (p) Customers and Suppliers. Except as set forth in Part II of Section 3.2(p) of the Adaptive Disclosure Schedule, Adaptive reasonably believes that its relationships with its suppliers and customers are satisfactory. Except as set forth in Part II of Section 3.2(p) of the Adaptive Disclosure Schedule, as of the date of this Agreement, Adaptive believes, based on its inquiry of the Adaptive Named Executives (defined below), that the estimates contained in Part I of Schedule 3.2(p) for the customers named therein (the "Adaptive Named Customers") are reasonable under the circumstances. Except as set forth in Part II of Section 3.2(p) of the Adaptive Disclosure Schedule, as of the date of this Agreement, nothing has come to the attention of the Adaptive Named Executives, including any written or email correspondence from customers or from other employees of Adaptive, that, taken in the aggregate together with all other available information relating to such Adaptive Named Customers, causes such Adaptive Named Executives to believe that Part I of Schedule 3.2(p) is unreasonable. For purposes of this paragraph 3.2(p), "Adaptive Named Executives" means Fred Lawrence, Daniel Scharre, Donna Birks and Ken Wees. As of the date of this Agreement, none of the Adaptive Named Customers has terminated or canceled its agreement with Adaptive.

   (q) Properties. Except for properties and assets disposed of in the ordinary course of business consistent with past practices since June 30, 2000, Adaptive and its Significant Subsidiaries have good and marketable title, free and clear of all liabilities and liens, to all their material properties and assets, whether tangible or intangible, real, personal or mixed. All material buildings, fixtures, equipment and other property and assets held under leases by Adaptive or any of its Significant Subsidiaries are held under valid instruments enforceable by Adaptive or such Significant Subsidiary in accordance with their respective terms. Substantially all of Adaptive's and its Significant Subsidiaries' equipment in regular use has been well maintained and is in good and serviceable condition, reasonable wear and tear excepted.

   (r) Environmental Matters. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect:

     (i) Adaptive and its Subsidiaries hold, and are in compliance with and have been in continuous compliance with all Environmental Permits, and are, and have been, otherwise in compliance with all Environmental Laws;

     (ii) None of Adaptive and its Subsidiaries has received any Environmental Claim, and none of Adaptive and its Subsidiaries is aware of any threatened Environmental Claim;

     (iii) None of Adaptive and its Subsidiaries has entered into, has agreed to, or is subject to any judgment, decree, order or other similar requirement of any governmental authority under any Environmental Laws;

     (iv) To the knowledge of Adaptive, Hazardous Materials have not been generated, transported, treated, stored, disposed of, arranged to be disposed of, released or threatened to be released at, on, from or under any of the properties or facilities currently or formerly owned, leased or otherwise used by Adaptive or its Subsidiaries, in violation of, or in a manner or to a location that would reasonably be expected to give rise to liability to Adaptive or any of its Subsidiaries under any Environmental Laws; and

     (v) None of Adaptive and its Subsidiaries has assumed, contractually or by operation of law, any liabilities or obligations under any Environmental Laws.

   (s) Certain Divestitures. Since January 1, 1998, Adaptive has sold all of the businesses and other assets listed on Schedule 3.2(q) of the Adaptive Disclosure Schedule (the "Divested Businesses"). Set forth on Section 3.2(q) of the Adaptive Disclosure Schedule is a list of all material agreements, arrangements and understandings to which Adaptive or any of its Subsidiaries is a party or pursuant to which they may have any obligations or liabilities (whether absolute, contingent or otherwise and whether or not required to be set forth or reflected in a consolidated balance sheet of Adaptive prepared in accordance with GAAP) relating to the Divested Businesses or the sale thereof other than obligations or liabilities against which Adaptive is indemnified by the acquiror thereof (the "Divestiture Agreements"). Adaptive has provided to Western true and correct copies of the Divestiture Agreements. All of the Divestiture Agreements are in full force and effect and are unmodified. Except for obligations and liabilities arising under the Divestiture Agreements, neither Adaptive nor any of its Subsidiaries has any material liabilities or obligations of any nature (whether absolute, contingent or otherwise and whether or not required to be set forth or reflected in a consolidated balance sheet of Adaptive prepared in accordance with GAAP) arising out of or relating to the Divested Businesses or their respective businesses, assets, liabilities or obligations or the sale thereof other than obligations or liabilities against which Adaptive is indemnified by the acquiror thereof. Except as set forth on Schedule 3.2(q) of the Adaptive Disclosure Schedule, no material claims have been asserted or threatened against Adaptive or any of its Subsidiaries under any of the Divestiture Agreements (including, without limitation, any claims in respect of a breach of any term of any such agreement or for any indemnification provided by Adaptive or any of its Subsidiaries in any Divestiture Agreement) nor to the knowledge of Adaptive is there any basis for any such claim.

   (t) Adaptive Rights Agreement. The Adaptive Board has amended (substantially in the form provided to Western) the Adaptive Rights Agreement to the effect that none of Western, Merger Sub, WMC Holding or any of their respective affiliates shall become an "Acquiring Person", and that no "Distribution Date" or "Triggering Event" (as such terms are defined in the Adaptive Rights Agreement) will occur as a result of the approval, execution or delivery of this Agreement, the Adaptive Stock Option Agreement or the Voting Agreement of WMC Holding or the consummation of the transactions contemplated hereby or thereby. The Adaptive Rights Agreement shall terminate and be of no further immediately prior to the Effective Time, without any consideration being payable with respect to the outstanding Adaptive Rights thereunder.

   (u) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker's or finder's fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of Adaptive, except Dain Rauscher Wessels, whose fees and expenses will be paid by Adaptive.

                                   ARTICLE IV

                   Covenants Relating to Conduct of Business

4.1 Covenants of Western.

   During the period from the date of this Agreement and continuing until the Effective Time, Western agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement or Section 4.1 (including its subsections) of the Western Disclosure Schedule or to the extent that Adaptive shall otherwise consent in writing):

   (a) Ordinary Course.

   Western and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course in all material respects, in substantially the same manner as heretofore conducted, and shall use its reasonable best efforts to preserve intact their present lines of business, maintain their rights and franchises and preserve their relationships with customers, suppliers and others having business dealings with them and retain the services of their respective officers, key employees and consultants to the end that their ongoing businesses shall not be impaired in any material respect at the Effective Time.

   (b) Dividends; Changes of Share Capital.

   Western shall not, and shall not permit any of its Subsidiaries to, and shall not propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its outstanding shares of capital stock;
(ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock; or (iii) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock.

   (c) Issuance of Securities.

   Western shall not, and shall not permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of any shares of its capital stock of any class or any securities convertible into or exercisable for, or any rights, warrants, calls or options to acquire, any such shares, or enter into any commitment, arrangement, undertaking or agreement with respect to any of the foregoing, other than (i) the issuance of Western Common Stock upon the exercise of Western Stock Options in accordance with their present terms or pursuant to Western Stock Options or other stock based awards granted pursuant to clause (ii) below, (ii) the granting of up to 2,500,000 Western Stock Options or other stock based awards of or to acquire shares of Western Common Stock granted under Western Stock Option Plans outstanding on the date hereof in the ordinary course of business consistent with past practice, (iii) issuances by a wholly owned Subsidiary of Western of capital stock to such Subsidiary's parent or another wholly owned Subsidiary of Western, (iv) pursuant to acquisitions and investments or the financings therefore, or (v) issuances disclosed in Section 4.1(c) of the Western Disclosure Schedule.

   (d) Governing Documents.

   Except to the extent required to comply with their respective obligations under this Agreement or with applicable law, Western and Merger Sub shall not amend or propose to so amend their respective certificates of incorporation or bylaws.

   (e) No Acquisitions.

   Western shall not acquire or agree to acquire by merger or consolidation, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association, joint venture or other business organization or division thereof or otherwise acquire or agree to acquire any assets (excluding the acquisition of assets used in the operations of the business of Western and its Subsidiaries in the ordinary course, which assets do not constitute a business unit, division or all or substantially all of the assets of the transferor) to the extent such acquisition could reasonably be expected to materially delay or interfere with the consummation of the Merger; provided, however, that the foregoing shall not prohibit (x) internal reorganizations or consolidations involving existing Subsidiaries of Western or (y) the creation of new Subsidiaries of Western organized to conduct or continue activities otherwise permitted by this Agreement. For the avoidance of doubt and as an example only, the parties agree that an acquisition would "materially delay" consummation of the Merger if pro forma financial statements would be required to be included in the relevant disclosure document relating to such acquisition and complying with such a requirement would delay clearance of the Form S-4 (as defined below) by the SEC. Western shall give reasonable advance notice of any such acquisition to Adaptive, provided that Adaptive shall have agreed in writing to keep such information confidential.

   (f) No Dispositions.

   Western shall not, and shall not permit any of its Subsidiaries to, sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets (including capital stock of Subsidiaries of Western) except in the ordinary course of business.

   (g) Investments; Indebtedness.

   Western shall not, and shall not permit any of its Subsidiaries to, other than as disclosed in Section 4.1(g) of the Western Disclosure Schedule, make any loans, advances or capital contributions to, or investments in, any Person, incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Western or any of its Subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another Person (other than any wholly owned Subsidiary) or enter into any arrangement having the economic effect of any of the foregoing (collectively, "Western Indebtedness"), except in the ordinary course of business consistent with past practice and in any event not in excess of $1,000,000.

   (h) Tax-Free Qualification.

   Western shall use its reasonable best efforts not to, and shall use its reasonable best efforts not to permit any of its Subsidiaries to, take any action (including any action otherwise permitted by this Section 4.1) that would prevent or impede the Merger from qualifying as a reorganization under
Section 368(a) of the Code.

   (i) Compensation.

   Except as required by law or by the terms of any collective bargaining agreement or other agreement currently in effect between Western or any Subsidiary of Western and any officer or employee thereof, Western shall not enter into or amend any employment, or severance or similar arrangement with any officer (with a title of vice president or above) whose salary and bonus is greater than $100,000 or increase the salary of any director, officer or employee of Western or any material Subsidiary of Western (except that Western may make reasonable salary increases in connection with Western customary employee review processes and market adjustments), or make any increase in or commitment to increase any employee benefits or bonuses (except that Western may pay reasonable bonuses in accordance with the bonus plans listed in Section 3.1(i) of the Western Disclosure Schedule), other than pursuant to the terms of Western Stock Option Plans, accelerate the exercisability of any Western Stock Options, make any severance payments (except for payments to employees terminated without cause consistent with past practice), adopt or amend or make any commitment to adopt or amend any Western Benefit Plan or any plan, program or arrangement that would be a Western Benefit Plan if in effect as of the date hereof or make any contribution, other than regularly scheduled contributions, to any Western Benefit Plan (except for nonmaterial changes to be implemented in connection with the Western open enrollment period).

   (j) Accounting Methods; Income Tax Elections.

   Except as disclosed in the Western SEC Reports filed prior to the date of this Agreement, or as required by a Governmental Entity, Western shall not change its methods of accounting in effect at December 31, 1999, except as required by changes in GAAP as concurred in by Western's independent public accountants. Western shall not (i) change its fiscal year, (ii) make or change any Tax Election, (iii) change any annual Tax accounting period, (iv) change any method of Tax accounting, (v) file any amended Tax Return, (vi) enter into any closing agreement relating to any Tax, (vii) settle any Tax claim or assessment, or (viii) surrender any right to claim a Tax Refund, that, individually or in the aggregate, in the United States or elsewhere, would be material to Western.

   (k) No Related Actions.

   Western will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

4.2 Covenants of Adaptive.

   During the period from the date of this Agreement and continuing until the Effective Time, Adaptive agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement or Section 4.2 (including its subsections) of the Adaptive Disclosure Schedule or to the extent that Western shall otherwise consent in writing):

   (a) Ordinary Course.

     (i) Adaptive and its Subsidiaries shall carry on their respective businesses in the usual, regular and ordinary course in all material respects, in substantially the same manner as heretofore conducted, and shall use its reasonable best efforts to preserve intact their present lines of business, maintain their rights and franchises and preserve their relationships with customers, suppliers and others having business dealings with them and retain the services of their respective officers and key employees and consultants, to the end that their ongoing businesses shall not be impaired in any material respect at the Effective Time.

     (ii) Other than in connection with acquisitions permitted by Section 4.2(e) or investments permitted by Section 4.2(g), Adaptive shall not, and shall not permit any of its Subsidiaries to, (A) enter into any new material line of business or (B) incur or commit to any capital expenditures or any obligations or liabilities other than capital expenditures and obligations or liabilities in non-material amounts incurred or committed to in the ordinary course of business consistent with past practice.

   (b) Dividends; Changes in Share Capital.

   Adaptive shall not, and shall not permit any of its Subsidiaries to, and shall not propose to, (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of Adaptive which remains a wholly owned Subsidiary after consummation of such transaction, or (iii) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock except for the purchase from time to time by

Adaptive of Adaptive Common Stock in connection with the Adaptive Benefit Plans in the ordinary course of business consistent with past practice.

   (c) Issuance of Securities.

   Adaptive shall not, and shall not permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any Adaptive Voting Debt or any securities convertible into or exercisable for, or any rights, warrants, calls or options to acquire, any such shares or Adaptive Voting Debt, or enter into any commitment, arrangement, undertaking or agreement with respect to any of the foregoing, other than (i) the issuance of Adaptive Common Stock upon the exercise of Adaptive Stock Options in accordance with their present terms or pursuant to Adaptive Stock Options or other stock-based awards granted pursuant to clause (ii) below, (ii) the granting of up to 1,000,000 Adaptive Stock Options or other stock based awards of or to acquire shares of Adaptive Common Stock granted under Adaptive Stock Option Plans outstanding on the date hereof in the ordinary course of business consistent with past practice, (iii) issuances by a wholly owned Subsidiary of Adaptive of capital stock to such Subsidiary's parent or another wholly owned Subsidiary of Adaptive, or (iv) issuances disclosed in Section 4.2(c) of the Adaptive Disclosure Schedule.

   (d) Governing Documents.

   Except as set forth in Section 4.2(d) of the Adaptive Disclosure Schedule or to the extent required to comply with their respective obligations hereunder or with applicable law, Adaptive and its Subsidiaries shall not amend or propose to amend their respective certificates of incorporation or bylaws.

   (e) No Acquisitions.

   Adaptive shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire by merger or consolidation, or by purchasing an equity interest in or the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets (excluding the acquisition of assets used in the operations of the business of Adaptive and its Subsidiaries in the ordinary course, which assets do not constitute a business unit, division or all or substantially all of the assets of the transferor). Without limiting the foregoing, Adaptive shall not, and shall not permit any of its Subsidiaries to, engage in (x) internal reorganizations or consolidations involving existing Subsidiaries of Adaptive or (y) the creation of new Subsidiaries of Adaptive organized to conduct or continue activities otherwise permitted by this Agreement.

   (f) No Dispositions.

   Adaptive shall not, and shall not permit any of its Subsidiaries to, sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets (including capital stock of Subsidiaries of Adaptive) except in the ordinary course of business.

   (g) Investments; Indebtedness.

   Adaptive shall not, and shall not permit any of its Subsidiaries to, other than as disclosed in Section 4.2(g) of the Adaptive Disclosure Schedule, make any loans, advances or capital contributions to, or investments in, any Person, incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Adaptive or any of its Subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another Person (other than any wholly owned Subsidiary) or enter into any arrangement having the economic effect of any of the foregoing (collectively, "Adaptive Indebtedness"), except in the ordinary course of business consistent with past practice and in any event not in excess of $1,000,000.

   (h) Tax-Free Qualification.

   Adaptive shall use its reasonable best efforts not to, and shall use its reasonable best efforts not to permit any of its Subsidiaries to, take any action (including any action otherwise permitted by this Section 4.2) that would prevent or impede the Merger from qualifying as a reorganization under
Section 368(a) of the Code.

   (i) Compensation.

   Except as required by law or by the terms of any collective bargaining agreement or other agreement currently in effect between Adaptive or any Subsidiary of Adaptive and any officer or employee thereof, Adaptive shall not enter into or amend any employment, or severance or similar arrangement with any officer (with a title of vice president or above) whose salary and bonus is greater than $100,000 or increase the salary of any director, officer or employee of Adaptive or any material Subsidiary of Adaptive (except that Adaptive may make reasonable salary increases in connection with Adaptive customary employee review processes, the planned focal review in February 2001 and market adjustments), or make any increase in or commitment to increase any employee benefits or bonuses (except that Adaptive may pay reasonable bonuses in accordance with the bonus plans listed in Section 3.2(n) of the Adaptive Disclosure Schedule), other than pursuant to the terms of the Adaptive Stock Option Plans, accelerate the exercisability of any Adaptive Stock Options, make any severance payments (except for payments to employees terminated without cause consistent with past practice), adopt or amend or make any commitment to adopt or amend any Adaptive Benefit Plan or any plan, program or arrangement that would be a Adaptive Benefit Plan if in effect as of the date hereof or make any contribution, other than regularly scheduled contributions, to any Adaptive Benefit Plan (except for nonmaterial changes to be implemented in connection with the Adaptive open enrollment period).

   (j) Accounting Methods; Income Tax Elections.

   Except as disclosed in the Adaptive SEC Reports filed prior to the date of this Agreement, or as required by a Governmental Entity, Adaptive shall not change its methods of accounting in effect at December 31, 1999, except as required by changes in GAAP as concurred in by Adaptive's independent public accountants. Adaptive shall not (i) change its fiscal year, (ii) make or change any Tax Election, (iii) change any annual Tax accounting period, (iv) change any method of Tax accounting, (v) file any amended Tax Return, (vi) enter into any closing agreement relating to any Tax, (vii) settle any Tax claim or assessment, or (viii) surrender any right to claim a Tax Refund, that, individually or in the aggregate, in the United States or elsewhere, would be material to Adaptive or the Surviving Corporation.

   (k) Material Contracts and Arrangements.

   Adaptive shall not, and shall not permit any of its Subsidiaries to, (i) other than customer contracts entered into, renewed or amended in the ordinary course of business with existing customers or contracts entered into, renewed, amended or terminated with the express approval of Daniel Scharre after consultation with Western in accordance with Section 5.13, enter into, renew, amend any material term of or terminate any contract or agreement that calls for aggregate payments of $100,000 or more and which is not either (x) terminable at will on 60 days or less notice without payment of a penalty or
(y) of a term of less than one year; or (ii) enter into or amend any agreements or arrangements that could, after the Effective Time, limit or restrict Western or any of its Affiliates (including Western) or any successor thereto, from engaging or competing in any line of business or in any geographic area.

   (l) Settlements.

   Adaptive shall not, and shall not permit any of its Subsidiaries to, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit, controversy or similar dispute or proceeding.

   (m) Intellectual Property.

   Adaptive shall not amend, modify or terminate any existing Adaptive IP License, execute any new Adaptive IP License, sell, license or otherwise dispose of, in whole or in part, any Adaptive IP, and/or subject any Adaptive IP to any Lien, other than pursuant to contracts or agreements entered into in the ordinary course of business consistent with past practice.

   (n) No Related Actions.

   Adaptive will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

4.3 Governmental Filings.

   Each party shall (a) confer on a reasonable basis with the other and (b) report to the other (to the extent permitted by law or regulation or any applicable confidentiality agreement) on operational matters. Adaptive and Western shall file all reports required to be filed by each of them with the SEC (and all other Governmental Entities) between the date of this Agreement and the Effective Time and shall, if requested by the other party and to the extent permitted by law or regulation or any applicable confidentiality agreement, deliver to the other party copies of all such reports, announcements and publications promptly after such request.

                                   ARTICLE V

                             Additional Agreements

5.1 Preparation of Proxy Statement; Stockholders Meetings.

   (a) As promptly as reasonably practicable following the date hereof, Western and Adaptive shall cooperate in preparing and each shall cause to be filed with the SEC mutually acceptable proxy materials which shall constitute the joint proxy statement/prospectus relating to the matters to be submitted to the Western stockholders at the Western Stockholders Meeting (as defined in Section 5.1(c)) and the matters to be submitted to the Adaptive stockholders at the Adaptive Stockholders Meeting (defined in Section 5.1(b)) (such proxy statement/prospectus, and any amendments or supplements thereto, the "Joint Proxy Statement/Prospectus") and Western shall prepare and file with the SEC a registration statement on Form S-4 with respect to the issuance of Western Common Stock in the Merger (such Form S-4, and any amendments or supplements thereto, the "Form S-4"). Each of Western and Adaptive shall use its reasonable efforts to cause Simpson Thacher & Bartlett and Cooley Godward LLP, respectively, to deliver to it a tax opinion satisfying the requirements of
Item 601 of Regulation S-K promulgated under the Securities Act, which tax opinion shall be included as an exhibit to the Form S-4. The Joint Proxy Statement/Prospectus will be included as a prospectus in and will constitute a part of the Form S-4 as Western's prospectus. Each of Western and Adaptive shall use reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective by the SEC and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the transactions contemplated hereby and thereby. Western and Adaptive shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Joint Proxy Statement/Prospectus or Form S-4 received from the SEC. The parties shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Prospectus and the Form S-4 prior to filing such with the SEC, and will provide each other with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement/Prospectus or the Form S-4 shall be made without the approval of both parties, which approval shall not be unreasonably withheld or delayed; provided that with respect to documents filed by a party that are incorporated by reference in the Form S-4 or Joint Proxy Statement/Prospectus, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations. Western will use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to Western stockholders, and Adaptive will use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to Adaptive's stockholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Western shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the Merger and each of Adaptive and Western shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Western Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4. If at any time prior to the Effective Time any information relating to Western or Adaptive, or any of their respective affiliates, officers or directors, should be discovered by Western or Adaptive, which information should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of Western and Adaptive.

   (b) Adaptive shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders on a date determined in accordance with the mutual agreement of Adaptive and Western (the "Adaptive Stockholders Meeting") for the purpose of obtaining the Adaptive Stockholder Approval and shall take all lawful action to solicit the Adaptive Stockholder Vote; and the Board of Directors of Adaptive shall recommend adoption of this Agreement and the transactions contemplated hereby by the stockholders of Adaptive (the "Adaptive Recommendation"), and shall not, unless Western makes a change in the Western Recommendation, (x) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Western such recommendation or (y) take any action or make any statement (other than any action described in the foregoing clause (x)) in connection with the Adaptive Stockholders Meeting inconsistent with such recommendation (collectively, a "Change in the Adaptive Recommendation"); provided, however, any action or statement under clause (y) will not be deemed a Change in the Adaptive Recommendation provided (I) such action or statement is taken or made pursuant to advice from Cooley Godward LLP, counsel to Adaptive, to the effect that such action or statement is required by applicable law, (II) if a Adaptive Public Proposal has been made and not rescinded, such action or statement shall not relate to such Adaptive Public Proposal other than any factual statement required by any regulatory authority (including the SEC) and shall in any event include a rejection of such Adaptive Public Proposal and (III) such action or statement also includes a reaffirmation of the Adaptive Board of Directors approval of the Merger and the other transactions contemplated hereby and recommendation to the Adaptive stockholders to adopt this Agreement; provided, further, however, that the Board of Directors of Adaptive may make a Change in the Adaptive Recommendation pursuant to Section 5.4 hereof. Notwithstanding any Change in the Adaptive Recommendation, this Agreement shall be submitted to the stockholders of Adaptive at the Adaptive Stockholders Meeting for the purpose of voting upon this Agreement and nothing contained herein shall be deemed to relieve Adaptive of such obligation.

   (c) Western shall duly take all lawful action to call, give notice of, convene and hold a meeting of its stockholders on a date determined in accordance with the mutual agreement of Western and Adaptive (the "Western Stockholders Meeting") for the purpose of obtaining the Western Stockholder Approval with respect to the transactions contemplated by this Agreement and shall take all lawful action to solicit the Western Stockholder Vote, and the Board of Directors of Western shall recommend approval of the issuance of Western Common Stock pursuant to this Agreement by the stockholders of Western (the "Western Recommendation"), and shall not, unless Adaptive makes a Change in the Adaptive Recommendation, (x) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Adaptive such recommendation or (y) take any action or make any statement (other than any action described in the foregoing clause (x)) in connection with the Western Stockholders Meeting inconsistent with such recommendation (collectively, a "Change in the Western Recommendation"); provided, however, any action or statement under clause (y) will not be deemed a Change in the Western Recommendation provided (I) such action or statement is taken or made pursuant to advice from Simpson Thacher & Bartlett, counsel to Western, to the effect that such action or statement is required by applicable law, (II) if a Western Public Proposal has been made and not rescinded, such action or statement shall not relate to such Western Public Proposal other than any factual statement required by any regulatory authority (including the SEC) and shall in any event include a rejection of such Western Public Proposal and
(III) such action or statement also includes a reaffirmation of the Western Board of Directors' approval of the Merger and the other transactions contemplated hereby and recommendation to the Western stockholders to approve the issuance of Western Common Stock pursuant to this Agreement; provided, further, however, that the Board of Directors of Western may make a Change in the Western Recommendation pursuant to Section 5.4 hereof. Notwithstanding any Change in the Western Recommendation, this Agreement shall be submitted to the stockholders of Western at the Western Stockholders Meeting for the purpose of approving the issuance of Western Common Stock pursuant to this Agreement and nothing contained herein shall be deemed to relieve Western of such obligation.

5.2 Access to Information.

   Upon reasonable notice, each party shall (and shall cause its Subsidiaries to) afford to the officers, employees, accountants, counsel, financial advisors and other representatives of the other party reasonable access during normal business hours, during the period prior to the Effective Time, to all its properties, books, contracts, commitments, records, officers and employees and, during such period, such party shall (and shall cause its Subsidiaries to) furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it during such period pursuant to the requirements of Federal or state securities laws and the HSR Act and (b) all other information concerning it and its business, properties and personnel as such other party may reasonably request. The parties will hold any such information obtained pursuant to this Section 5.2 in confidence in accordance with, and shall otherwise be subject to, the provisions of the confidentiality letter dated September 6, 2000, between Adaptive and Western (the "Confidentiality Agreement"), which Confidentiality Agreement shall continue in full force and effect. Any investigation by either of Western or Adaptive shall not affect the representations and warranties of the other.

5.3 Reasonable Best Efforts.

   (a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement as soon as practicable after the date hereof, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, tax ruling requests and other documents and to obtain as promptly as practicable all Necessary Consents and all other consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement (collectively, the "Required Approvals") and (ii) taking all reasonable steps as may be necessary to obtain all such Necessary Consents and the Required Approvals. In furtherance and not in limitation of the foregoing, each party hereto agrees to make, as promptly as practicable, (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby (which filing shall be made in any event within 10 Business Days of the date hereof), (ii) all appropriate and necessary filings with the European Commission in accordance with applicable competition, merger control, antitrust, investment or similar laws and any necessary filings under the Canadian Investment Regulations within the time periods specified thereunder, and (iii) all other necessary filings with other Governmental Entities relating to the Merger, and, in each case, to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to such laws or by such authorities and to use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and the receipt of Required Approvals under such other laws or from such authorities as soon as practicable. Notwithstanding the foregoing, nothing in this Section 5.3 or the other provisions of this Agreement shall require, or be deemed to require, (x) Western or Adaptive or any of their respective Subsidiaries to agree to divest or hold separate any material business or assets or to effect any such divestiture or action, (y) Western or Adaptive or any of their Subsidiaries to agree to any material restrictions or conditions on the conduct of their or their Subsidiaries' businesses or (z) Western or Adaptive to take any other action if doing so would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Western after the Merger.

   (b) Each of Adaptive and Western shall, in connection with the efforts referenced in Section 5.3(a) to obtain all Required Approvals, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the "DOJ"), the Federal Trade Commission (the "FTC") or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) consult with each other in advance to the extent practicable of any meeting or conference with, the DOJ, the FTC or any such other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ, the FTC or such other applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences.

   (c) In furtherance and not in limitation of the covenants of the parties contained in Section 5.3(a) and (b), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Regulatory Law (as defined below), or if any statute, rule, regulation, executive order, decree, injunction or administrative order is enacted, entered, promulgated or enforced by a Governmental Entity which would make the Merger or the other transactions contemplated hereby illegal or would otherwise prohibit or materially impair or delay the consummation of the Merger or the other transactions contemplated hereby, each of Adaptive and Western shall cooperate in all reasonable respects with each other and, subject to Section 5.3(a), seek to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement and to have such statute, rule, regulation, executive order, decree, injunction or administrative order repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.3 shall limit a party's right to terminate this Agreement pursuant to Section 7.1(b) or 7.1(c) so long as such party has up to then complied with its obligations under this Section 5.3. For purposes of this Agreement, "Regulatory Law" means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate (i) mergers, acquisitions or other business combinations, (ii) foreign investment or (iii) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

   (d) Each of Adaptive and Western and its respective Board of Directors shall, if any state takeover statute or similar statute becomes applicable to this Agreement, the Merger or any other transactions contemplated hereby or thereby, take all action reasonably necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on this Agreement, the Merger and the other transactions contemplated hereby.

5.4 Non-Solicitation.

   (a) Without limitation on any of such party's other obligations under this Agreement (including under Article IV hereof), each of Western and Adaptive agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall direct and use its reasonable best efforts to cause its and its Subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate any inquiries or the making of any proposal or offer with respect to, or a transaction to effect, a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving it or any of its Significant Subsidiaries, or any purchase or sale of 10% or more of the consolidated assets (including without limitation stock of its Subsidiaries) of such party and its Subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, the equity securities of such party that, if consummated, would result in any Person (or the stockholders of such Person) beneficially owning securities representing 20% or more of the total voting power of such party (or of the surviving parent entity in such transaction) or any of its Significant Subsidiaries (any such proposal, offer or transaction (other than a proposal or offer made by the other party or an Affiliate thereof) being hereinafter referred to as an "Acquisition Proposal"), (ii) have any discussion with or provide any confidential information or data to any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal,
(iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iv) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement.

   (b) Notwithstanding anything in this Agreement to the contrary but subject to clause (c) below, (i) each of Western and Adaptive or its respective Board of Directors shall be permitted to, to the extent applicable, comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, and (ii) each of Western and Adaptive or its respective Board of Directors shall be permitted to engage in the matters set forth in clauses (a) (ii) to (iv) above (other than executing or entering into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement) and to make a Change in the Western Recommendation or a Change in the Adaptive Recommendation, as the case may be, in connection with an unsolicited bona fide written Acquisition Proposal by any third party, if and only to the extent that: (w) its Stockholders Meeting shall not have occurred, (x) its Board of Directors concludes in good faith that such Acquisition Proposal constitutes a Superior Proposal (as defined below), (y) its Board of Directors, after consultation with outside counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable law; and (z) the Board of Directors of the subject party shall have received from such Person a confidentiality agreement substantially in the form of the Confidentiality Agreement; provided that if such confidentiality agreement contains provisions that are less restrictive than the comparable provision, or omits restrictive provisions, contained in the Confidentiality Agreement, then the Confidentiality Agreement will be deemed to be amended to contain only such less restrictive provisions or to omit such restrictive provisions, as the case may be. "Superior Proposal" means with respect to Adaptive or Western, as the case may be, a bona fide written proposal made by a Person other than either such party which is (I) for a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving such party as a result of which the other party thereto or its stockholders will own 40% or more of the combined voting power of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) and (II) is on terms which the Board of Directors of such party in good faith concludes (following receipt of the advice of its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal (x) would, if consummated, result in a transaction that is more favorable to the stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement and (y) is reasonably capable of being completed.

   (c) Each of Adaptive and Western agrees that it will (i) promptly (and in any event not later than the day following receipt of any proposal or offer) advise the other orally and in writing of the status and terms (including the identity of the Person making the such inquiry or proposal and the nature and amount of consideration offered) of any such proposals or offers and the status and terms of any such discussions or negotiations, (ii) continuously keep the other party informed of developments relating to such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its representatives and (iii) other than as contemplated by this Agreement, not sign any agreement inconsistent with the consummation of the Merger prior to the time that this Agreement is terminated in accordance with its terms. Each of Western and Adaptive agrees that it will, and will cause its officers, directors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal. Each of Western and Adaptive agrees that it will use reasonable best efforts to promptly inform its directors, officers, key employees, agents and representatives of the obligations undertaken in this Section 5.4. Nothing in this Section 5.4 shall permit Western or Adaptive to terminate this Agreement (except as specifically provided in Article VII hereof) or affect any other obligation of Western or Adaptive under this Agreement. Neither Western nor Adaptive shall submit to the vote of its stockholders any Acquisition Proposal other than the Merger.

5.5 Fees and Expenses.

   Subject to Section 7.2, whether or not the Merger is consummated, all Expenses (as defined below) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, except (a) if the Merger is consummated, the Surviving Corporation shall pay, or cause to be paid, any and all property or transfer taxes imposed in connection with the Merger and (b) Expenses incurred in connection with the filing, printing and mailing of the Joint Proxy Statement/Prospectus and Form S-4, which shall be shared equally by Western and Adaptive. As used in this Agreement, "Expenses" includes all out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the WMC Holding Voting Agreement, the Stock Option Agreements and the transactions contemplated hereby and thereby, including the preparation, printing, filing and mailing of the Joint Proxy Statement/Prospectus and Form S-4 and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby and thereby.

5.6 Directors' and Officers' Indemnification and Insurance.

   (a) The certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation and indemnification than are set forth in Article XII of the certificate of incorporation and Article VII of the bylaws of Adaptive, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers or employees of Adaptive.

   (b) Western shall cause to be maintained in effect for six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by Adaptive (provided that Western may substitute therefore policies of at least the same coverage containing terms and conditions which are not materially less advantageous) with respect to matters or events occurring prior to the Effective Time to the extent available; provided, however, that in no event shall Western be required to expend more than an amount per year equal to 200 percent of Adaptive's current premiums to maintain or procure insurance coverage pursuant hereto; and, provided, further that if the annual premiums of such insurance coverage exceed such amount, Western shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

   (c) After the Effective Time, Western agrees that it will indemnify and hold harmless each present and former director and officer of Adaptive, determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters relating to their duties or actions in their capacity as officers and directors and existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law (and Western shall also advance fees and expenses (including reasonable attorneys' fees) as incurred to the fullest extent permitted under applicable law provided the person to whom expenses are advanced provides a customary undertaking complying with applicable law to repay such advances if it is ultimately determined that such person is not entitled to indemnification).

   (d) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to Adaptive or any of its officers, directors or employees, it being understood and agreed that the indemnification provided for this Section 5.6 is not prior to or in substitution for any such claims under such policies.

5.7 Board of Directors and Officers.

   Prior to the Effective Time, Western shall take all actions necessary to appoint Frederick Lawrence and Daniel Scharre to the Board of Directors of Western and to elect Daniel Scharre and Donna Birks as President and Chief Operating Officer and Chief Financial Officer, respectively, of Western, in each case effective at the Effective Time.

5.8 Public Announcements.

   The initial press release pertaining to the transactions contemplated by this Agreement shall be a joint press release and thereafter Western and Adaptive shall consult with each other before issuing communications to employees regarding the transactions contemplated by this Agreement or any press release or otherwise making any public statements with respect to this Agreement or the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with its securities exchange; provided that either party may publicly file this Agreement promptly following the date hereof. Adaptive and Western shall each provide to the other a copy of each press release or other public statement relating to its business reasonably in advance of making such release or statement.

5.9 Accountant's Letters.

   Each of Adaptive and Western shall use its reasonable best efforts to cause to be delivered to the other party a letter of its independent public accountants, dated a date within two business days before the date on which the S-4 shall become effective and addressed to the other, in form and substance reasonably satisfactory to the other and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the S-4.

5.10 Listing of Shares of Western Common Stock.

   Western shall use its reasonable best efforts to cause the shares of Western Common Stock to be issued in the Merger and the shares of Western Common Stock to be reserved for issuance upon exercise of the Adaptive Stock Options to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Closing Date.

5.11 Affiliates.

   Not less than 45 days prior to the date of the Adaptive Stockholders Meeting, Adaptive shall deliver to Western a letter identifying all persons who, in the judgment of Adaptive, may be deemed at the time this Agreement is submitted for adoption by the stockholders of Adaptive, "affiliates" of Adaptive for purposes of Rule 145 under the Securities Act and applicable SEC rules and regulations, and such list shall be updated as necessary to reflect changes from the date thereof. Adaptive shall use its reasonable best efforts to cause each person identified on such list to deliver to Western not less than 30 days prior to the Effective Time a written agreement in form and substance reasonably satisfactory to Adaptive and Western.

5.12 Benefits Maintenance.

   Western shall maintain for a period of three (3) years after the Effective Time, without interruption, employee compensation and benefit plans, programs and policies and fringe benefits (including post-employment welfare benefits) that will provide benefits to each employee of Adaptive who continues employment with Western or any of its Affiliates (including Adaptive) after the Effective Time that are, in the aggregate, no less favorable than those provided pursuant to similar employee compensation and benefit plans, programs and policies, and fringe benefits, of Western as in effect on the Effective Time. Employees of Adaptive who continue employment with Western shall be given credit for all service with Adaptive (or service credited by Adaptive for similar plans, programs or policies) under all employee compensation and benefit plans, programs and policies and fringe benefits of Western in which they become participants for purposes of eligibility, vesting and benefit accrual (other than benefit accrual under tax qualified defined benefit plans which would provide a duplication of benefits to employees of Adaptive).

5.13 Agreement to Consult on Certain Matters.

   Between the date hereof and the Effective Time, Adaptive and Western will confer on a regular basis with one or more representatives of the other party to report on operational matters and any proposals to engage in new contracts and transactions. In addition, (i) Adaptive shall promptly notify Western of the occurrence any Material Adverse Effect on Adaptive or of any change or event that would have caused a representation and warranty made by Adaptive pursuant to Section 3.2 of this Agreement to be untrue in any material respect if it were made as of such date, and (ii) Western shall promptly notify Adaptive of the occurrence any Material Adverse Effect on Western or of any change or event that would have caused a representation and warranty made by Western pursuant to Section 3.1 of this Agreement to be untrue in any material respect if it were made as of such date.

5.14 Adaptive Rights Agreement.

   The Adaptive Board shall take all action (in addition to that referred to in Section 3.2(s)) necessary or desirable (including redeeming the Adaptive Rights immediately prior to the Effective Time or amending the Adaptive Rights Agreement) in order to render the Adaptive Rights inapplicable to the Merger and the other transactions contemplated by this Agreement and the Stock Option Agreements. Except in connection with the foregoing sentence, the Board of Directors of Adaptive shall not, without the prior written consent of Western,
(i) amend the Adaptive Rights Agreement or (ii) take any action with respect to, or make any determination under, the Adaptive Rights Agreement, in each case in order to facilitate any Acquisition Proposal with respect to Adaptive.

                                   ARTICLE VI

                              Conditions Precedent

6.1 Conditions to Each Party's Obligation to Effect Merger.

   The respective obligations of Adaptive and Western to effect the Merger and the transactions contemplated hereby are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

   (a) Stockholder Approval. (i) Adaptive shall have obtained the Adaptive Stockholder Approval and (ii) Western shall have obtained the Western Stockholder Approval.

   (b) No Injunctions or Restraints; Illegality. No laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

   (c) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

   (d) NASDAQ. The shares of Western Common Stock to be issued in the Merger and such other shares of Western Common Stock to be reserved for issuance in connection with the Merger shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

   (e) Effectiveness of the Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

6.2 Additional Conditions to Obligations of Western.

   The obligation of Western to effect the Merger and the transactions contemplated hereby is subject to the satisfaction, or waiver by Western, on or prior to the Closing Date of the following conditions:

   (a) Representations and Warranties. (i) The representations and warranties of Adaptive set forth in this Agreement that are qualified as to Material Adverse Effect shall be true and correct as of the date of this Agreement and as of immediately prior to the Effective Time (except to the extent such representations and warranties shall refer to a specific date, in which case such representations and warranties shall have been so true and correct as of such date) with the same force and effect as if then made and (ii) the representations and warranties of Adaptive set forth in this Agreement that are not qualified as to Material Adverse Effect shall be true and correct in all material respects as of the date of this Agreement and immediately prior to the Effective Time (except to the extent such representations and warranties shall have been made as of an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date) with the same force and effect as if then made, except that this clause (ii) shall be deemed to be satisfied so long as any failures of such representations and warranties to be true and correct, taken together, have not had and will not have a Material Adverse Effect on Adaptive; and Western shall have received a certificate of a senior executive officer and a senior financial officer of Adaptive to such effect.

   (b) Performance of Obligations of Adaptive. Adaptive shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date, and Western shall have received a certificate of a senior executive officer and a senior financial officer of Adaptive to such effect.

   (c) Tax Opinion. Western shall have received from Simpson Thacher & Bartlett, counsel to Western, on the Closing Date, a written opinion to the effect that for federal income tax purposes (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Adaptive and

Western will be a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, counsel to Western shall be entitled to rely upon information, representations and assumptions provided by Western and Adaptive substantially in the form of Exhibits 6.2(c)(1), and 6.2(c)(2) (allowing for such amendments to the representations as counsel to Western deems reasonably necessary).

6.3 Additional Conditions to Obligations of Adaptive.

   The obligations of Adaptive to effect the Merger and the transactions contemplated hereby is subject to the satisfaction, or waiver by Adaptive, on or prior to the Closing Date of the following additional conditions:

   (a) Representations and Warranties. (i) The representations and warranties of Western and Merger Sub, as applicable, set forth in this Agreement that are qualified as to Material Adverse Effect shall be true and correct as of the date of this Agreement and as of immediately prior to the Effective Time (except to the extent such representations and warranties shall refer to a specific date, in which case such representations and warranties shall have been so true and correct as of such date) with the same force and effect as if then made and (ii) the representations and warranties of Western and Merger Sub, as applicable, set forth in this Agreement that are not qualified as to Material Adverse Effect shall be true and correct in all material respects the date of this Agreement and immediately prior to the Effective Time (except to the extent such representations and warranties shall have been made as of an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date) with the same force and effect as if then made, except that this clause (ii) shall be deemed to be satisfied so long as any failures of such representations and warranties to be true and correct, taken together, have not had and will not have a Material Adverse Effect on Western; and Adaptive shall have received a certificate of a senior executive officer and a senior financial officer of each of Western and Merger Sub to such effect.

   (b) Performance of Obligations of Western and Merger Sub. Each of Western and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Dates, and Adaptive shall have received a certificate of a senior executive officer and a senior financial officer of each of Western and Merger Sub to such effect.

   (c) Tax Opinion. Adaptive shall have received from Cooley Godward LLP, counsel to Adaptive, on the Closing Date, a written opinion to the effect that for federal income tax purposes (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, (ii) each of Adaptive and Western will be a party to the reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, counsel to Adaptive shall be entitled to rely upon information, representations and assumptions provided by Western, Merger Sub and Adaptive substantially in the form of Exhibits 6.2(c)(1) and 6.2(c)(2) (allowing for such amendments to the representations as counsel to Adaptive deems reasonably necessary).

                                  ARTICLE VII

                           Termination and Amendment

7.1 Termination.

   This Agreement may be terminated at any time prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties and, except as provided below, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Adaptive or Western:

   (a) By mutual written consent of Western and Adaptive;

   (b) By either Adaptive or Western, if the Effective Time shall not have occurred on or before June 30, 2001 (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement

(including without limitation such party's obligations set forth in Section 5.3) has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date;

   (c) By either Adaptive or Western, if any Governmental Entity (i) shall have issued an order, decree or ruling or taken any other action (which the terminating party shall have used its reasonable best efforts to resist, resolve or lift, as applicable, in accordance with and subject to Section 5.3) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable or (ii) shall have failed to issue an order, decree or ruling or to take any other action, and such denial of a request to issue such order, decree, ruling or take such other action shall have become final and nonappealable (which order, decree, ruling or other action the terminating party shall have used its reasonable best efforts to obtain, in accordance with and subject to Section 5.3), in the case of each of
(i) and (ii) which is necessary to fulfill the conditions set forth in Sections 6.1(c), (d) or (e), as applicable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure to comply with Section 5.3 has been the cause of such action or inaction;

   (d) By either Adaptive or Western, if the approvals of the stockholders of either Western or Adaptive contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or of any adjournment thereof at which the vote was taken;

   (e) By Western, if Adaptive shall have (i) failed to make the Adaptive Recommendation or (ii) materially breached its obligations under this Agreement by reason of: a failure to call the Adaptive Stockholders Meeting in accordance with Section 5.1(b); a Change in the Adaptive Recommendation; approval or recommendation of (or any proposal to publicly approve or recommend) any Acquisition Proposal; or a failure by Adaptive to prepare and mail to its stockholders the Joint Proxy Statement/Prospectus in accordance with Section 5.1(a);

   (f) By Adaptive, if Western shall have (i) failed to make the Western Recommendation or (ii) materially breached its obligations under this Agreement by reason of: a failure to call the Western Stockholders Meeting in accordance with Section 5.1(c); a Change in the Western Recommendation; approval or recommendation of (or any proposal to publicly approve or recommend) any Acquisition Proposal; or a failure by Western to prepare and mail to its stockholders the Joint Proxy Statement/Prospectus in accordance with Section 5.1(a);

   (g) By Western, if Adaptive shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, such that the conditions set forth in Section 6.2(a) or (b) are not capable of being satisfied on or before the Termination Date;

   (h) By Adaptive, if Western shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, such that the conditions set forth in Section 6.3(a) or (b) are not capable of being satisfied on or before the Termination Date; or

   (i) By either Adaptive or Western, on the business day immediately preceding the date scheduled for the Closing pursuant to Section 1.2, if either of the following conditions are satisfied:

     (A) the Average Western Closing Price shall be less than or equal to $10.00; or

     (B) the product of (x) 0.7 and (y) the ratio obtained by dividing the Final Index Price by the Initial Index Price, shall be greater than (z) the ratio obtained by dividing the Average Western Closing Price by the Average Western Starting Price;

   provided, however, that the right to terminate this Agreement under this
Section 7.1(i) shall not be available to any party that has incurred a Section 7.1(i) Event.

7.2 Effect of Termination.

   (a) In the event of termination of this Agreement by either Adaptive or Western as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Western or Adaptive or their respective officers or directors except with respect to the second sentence of Section 5.2, Section 5.5, this Section 7.2 and Article VIII, which provisions shall survive such termination, and except that, notwithstanding anything to the contrary contained in this Agreement, neither Western nor Adaptive shall be relieved or released from any liabilities or damages arising out of its willful breach of this Agreement.

   (b) If (A) (I) either party shall terminate this Agreement pursuant to
Section 7.1(d) (provided that the basis for such termination is the failure to obtain the Adaptive Stockholder Approval) or pursuant to Section 7.1(b) without the Adaptive Stockholder Meeting having occurred, (II) at any time after the date of this Agreement and before such termination an Acquisition Proposal with respect to Adaptive shall have been publicly announced or otherwise communicated to the Board of Directors and stockholders of Adaptive and not withdrawn prior to the Adaptive Stockholder Meeting having occurred, in the case of a termination pursuant to Section 7.1(d) (a "Adaptive Public Proposal") and (III) within nine months of such termination Adaptive or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal or (B) Western shall terminate this Agreement pursuant to Section 7.1(e); then Adaptive shall promptly, but in no event later than the date of such termination (or in the case of clause (A), if later, the date Adaptive or its Subsidiary enters into such agreement with respect to, or consummates, such Acquisition Proposal), pay Western an amount equal to $27,500,000 by wire transfer of immediately available funds (less any amounts previously paid to Western pursuant to Section 7.2(d)).

   (c) If (A) (I) either party shall terminate this Agreement pursuant to
Section 7.1(d) (provided that the basis for such termination is the failure to obtain the Western Stockholder Approval) or pursuant to Section 7.1(b) without the Western Stockholder Meeting having occurred, (II) at any time after the date of this Agreement and before such termination an Acquisition Proposal with respect to Western shall have been publicly announced or otherwise communicated to the Board of Directors and stockholders of Western and not withdrawn prior to the Western Stockholder Meeting having occurred, in the case of a termination pursuant to Section 7.1(d) (a "Western Public Proposal") and (III) within nine months of such termination Western or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal or (B) Adaptive shall terminate this Agreement pursuant to
Section 7.1(f); then Western shall promptly, but in no event later than the date of such termination (or in the case of clause (A), if later, the date Western or its Subsidiary enters into such agreement with respect to, or consummates, such Acquisition Proposal), pay Adaptive an amount equal to $27,500,000 by wire transfer of immediately available funds.

   (d) If either party shall terminate this Agreement pursuant to Section 7.1(d) (provided that the basis for such termination is the failure to obtain the Adaptive Stockholder Approval), then Adaptive shall promptly, but in no event later than the date of such termination, reimburse Western for all out-of-pocket fees and expenses incurred by Western relating to the transactions contemplated by this Agreement, up to a maximum of $6,000,000, by wire transfer of immediately available funds; provided, that no payment shall be made pursuant to this sentence if a termination fee has been paid to Western pursuant to Section 7.2(b).

   (e) If (I) Western shall terminate this Agreement pursuant to Section 7.1(i) and (II) within nine months of such termination Western or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal (for purposes of this clause (II), the term "Acquisition Proposal" shall have the meaning assigned to such term in
Section 5.4(a) except that references to "10%" and "20%" therein shall be deemed to be references to "50%"), then Western shall promptly, but in no event later than the date Western or its Subsidiary enters into such agreement with respect to, or consummates, such Acquisition Proposal, pay Adaptive an amount equal to $27,500,000 by wire transfer of immediately available funds (less any amounts previously paid to Adaptive pursuant to Section 7.2(g)).

   (f) If (I) Adaptive shall terminate this Agreement pursuant to Section 7.1(i) and (II) within nine months of such termination Adaptive or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Acquisition Proposal (for purposes of this clause (II), the term "Acquisition Proposal" shall have the meaning assigned to such term in
Section 5.4(a) except that references to "10%" and "20%" therein shall be deemed to be references to "50%"), then Adaptive shall promptly, but in no event later than the date Adaptive or its Subsidiary enters into such agreement with respect to, or consummates, such Acquisition Proposal, pay Western an amount equal to $27,500,000 by wire transfer of immediately available funds (less any amounts previously paid to Western pursuant to Section 7.2(g)).

   (g) If either party shall terminate this Agreement pursuant to Section 7.1(i), then the party exercising such termination right shall promptly, but in no event later than the date of such termination, reimburse the other party for all out-of-pocket fees and expenses incurred by such other party relating to the transactions contemplated by this Agreement, up to a maximum of $6,000,000, by wire transfer of immediately available funds.

   (h) The parties acknowledge that the agreements contained in this Section
7.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither party would enter into this Agreement; accordingly, if either party fails promptly to pay any amount due pursuant to this Section 7.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against such party for the fee set forth in this Section 7.2, such party shall pay to the other party its costs and expenses (including attorneys' fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made notwithstanding the provisions of Section 5.5. The parties agree that any remedy or amount payable pursuant to this Section 7.2 shall not preclude any other remedy or amount payable hereunder and shall not be an exclusive remedy for any breach of any representation, warranty, covenant or agreement contained in this Agreement.

7.3 Amendment.

   This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Adaptive and Western, but, after any such approval, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

7.4 Extension; Waiver.

   At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

                                  ARTICLE VIII

                               General Provisions

8.1 Non-Survival of Representations, Warranties and Agreements.

   None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, agreements and other provisions, shall survive the Effective Time, except for those covenants, agreements and other provisions contained herein (including Section 5.6 and Section 5.9) that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article VIII.

8.2 Notices.

   All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy or telefacsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the tenth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

    (a) if to Western to:

     Western Multiplex Corporation
     1196 Borregas Avenue
     Sunnyvale, California 94089
     Fax: (408) 734-4573
     Attention: Chief Financial Officer

     with a copy to:

     Simpson Thacher & Bartlett
     10 Universal City Plaza, Suite 1850
     Universal City, California 91608
     Fax: (818) 755-7009
     Attention: Daniel Clivner, Esq.

    (b) if to Adaptive to:

     Adaptive Broadband Corporation
     1143 Borregas Avenue
     Sunnyvale, California 94089
     Fax: (408) 743-3449
     Attention: General Counsel

   with a copy to:

     Cooley Godward LLP
     One Maritime Plaza, 20th Floor
     San Francisco, California 94111
     Fax: (415) 951-3699
     Attention: Kenn Guernsey, Esq.

8.3 Interpretation.

   When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." In addition, each Section of this Agreement is qualified by the matters set forth with respect to such Section on the Western Disclosure Schedule, the Adaptive Disclosure Schedule and the Schedules to this Agreement, as applicable, to the extent specified therein and such other Sections of this Agreement to the extent a matter in such Section is disclosed in such a way as to make its relevance called for by such other Section readily apparent.

8.4 Counterparts.

   This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

8.5 Entire Agreement; No Third Party Beneficiaries.

   (a) This Agreement, the Confidentiality Agreement and the exhibits and schedules hereto and the other agreements and instruments of the parties delivered in connection herewith constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

   (b) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than
Section 5.6 (which is intended to be for the benefit of the Persons covered thereby).

8.6 Governing Law.

   This Agreement shall be governed and construed in accordance with the laws of the State of Delaware applicable to contracts executed and to be performed entirely within that state.

8.7 Severability.

   If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

8.8 Assignment.

   Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

8.9 Submission to Jurisdiction; Waivers.

   Each of Western and Adaptive irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns may be brought and determined in the Chancery or other Courts of the State of Delaware, and each of Western and Adaptive hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts. Each of Western and Adaptive hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), (c) to the fullest extent permitted by applicable law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts and (d) any right to a trial by jury.

8.10 Enforcement.

   The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

8.11 Definitions.

   As used in this Agreement:

   (a) "Affiliate" shall have the meaning set forth in Rule 12b-2 of the rules and regulations promulgated under the Exchange Act.

   (b) "Average Western Closing Price" shall mean the average closing prices of Western Common Stock as reported on the NASDAQ for the 10 consecutive Trading Days ending on the Determination Date, rounded to four decimal places. In the event Western pays, declares or otherwise effects a stock split, reverse stock split, reclassification or stock dividend or stock distribution with respect to the Western Common Stock between the date hereof and the Effective Time, appropriate adjustments will be made to the Average Western Closing Price.

   (c) "Average Western Starting Price" shall mean the average closing prices of Western Common Stock on the NASDAQ for the 10 consecutive Trading Days beginning on the second Trading Day following the public announcement of this Agreement.

   (d) "Beneficial ownership" or "Beneficially own" shall have the meaning under Section 13(d) of the Exchange Act and the rules and regulations thereunder.

   (e) "Board of Directors" means the Board of Directors of any specified Person and any committees thereof.

   (f) "Business Day" means any day on which banks are not required or authorized to close in the City of New York.

   (g) "Determination Date" means the second business day prior to the date scheduled for the Closing pursuant to Section 1.2.

   (h) "Environmental Claim" means any written or oral notice, claim, demand, action, suit, complaint, proceeding or other communication by any person alleging liability or potential liability under or relating to any Environmental Laws.

   (i) "Environmental Laws" means all applicable foreign, federal, state and local statutes, rules, regulations, ordinances, orders, decrees and common law relating in any manner to contamination, pollution or protection of human health or the environment.

   (j) "Environmental Permits" means all permits, licenses, registrations and other governmental authorizations required under Environmental Laws for Adaptive and its subsidiaries to conduct their operations.

   (k) "Hazardous Materials" means all hazardous, dangerous or toxic substances, including without limitation, petroleum (including without limitation crude oil or any fraction thereof), asbestos and asbestos-containing materials, and polychlorinated biphenyls, and any other material that is regulated pursuant to any Environmental Laws or that could result in liability under any Environmental Laws.

   (l) "Index Group" shall mean Airspan Networks, Inc; Breezecom Ltd; Ceragon Networks Ltd; DMC Stratex Networks, Inc; Floware Wireless Systems Ltd; Netro Corporation; P-Com Inc; Telaxis Communications Corporation; Triton Networks Systems, Inc.; and Vyyo, Inc. In the event that the common stock of any such company ceases to be publicly traded or a proposal shall be announced for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquirer's market capitalization as of the first full trading day following the date of this Agreement, such company will be removed from the Index Group.

   (m) "Initial Index Price" shall mean the average closing prices of the companies in the Index Group (which average shall not be weighted in accordance with the market capitalization of such companies), subject to adjustment as set forth in the definition of Index Group) for the 10 consecutive Trading Day period referred to in the definition of Average Western Starting Price.

   (n) "Final Index Price" shall mean the weighted average closing prices of the companies in the Index Group (which average shall not be weighted in accordance with the market capitalization of such companies) for the 10 consecutive Trading Day period referred to in the definition of Average Western Closing Price. If between the date of this Agreement and the Determination Date, the outstanding shares of any stock in the Index Group shall have been changed into a different number of shares or a different class by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares or a stock dividend or dividend payable in any other securities or extraordinary cash dividend shall be declared with a record date within such period, or any similar event shall have occurred, appropriate adjustments shall be made to the Initial Index Price and the Final Index Price, as the case may be, for purposes of this Agreement.

   (o) "Known" or "Knowledge" means, with respect to any party, the knowledge of such party's executive officers after reasonable inquiry.

   (p) "Material Adverse Effect" means, with respect to any entity any event, change, circumstance or effect that is or is reasonably likely to be materially adverse to (i) the business, assets, liabilities, prospects, financial condition or results of operations of such entity and its Subsidiaries taken as a whole or (ii) the ability of such entity to consummate the transactions contemplated by this Agreement; provided, however, that, for purposes of clause
(i), a Material Adverse Effect shall not include any event, change, circumstance or effect relating (w) to any employee attrition caused by the announcement of this Agreement and the transactions contemplated hereby, (x) to the economy or financial markets in general or (y) in general to the industries in which such entity operates (e.g., fixed wireless communications equipment) and not specifically relating to (or having the effect of specifically relating to or having a materially disproportionate effect (relative to most other industry participants) on) such entity or (z) solely to any reduction in the trading price of Western Common Stock or Adaptive Common Stock on the NASDAQ prior to the Effective Time that is not in connection with any other event, change, circumstance or effect that would otherwise constitute a Material Adverse Effect; provided that it is acknowledged and agreed that this clause (z) shall not affect either party's rights to terminate this Agreement pursuant to Section 7.1(i).

   (q) "The other party" means, with respect to Adaptive, Western and, with respect to Western, Adaptive.

   (r) "Person" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

   (s) "Section 7.1(i) Event", with respect to a party seeking to terminate this Agreement pursuant to Section 7.1(i) hereof, means any news release, public announcement (other than an announcement of the transaction contemplated by this Agreement) or filing, or any other statement or communication that is required to be publicly disseminated pursuant to the federal securities laws, made by the party seeking to terminate this Agreement pursuant to Section 7.1(i) hereof, following which there occurs a decline of 20 percent or more in the average of the closing prices of either party's common stock on the NASDAQ for five consecutive trading days following such news release, public announcement, filing, statement or other communication, as compared to the average of the closing prices of the same party's common stock on the NASDAQ for the five trading days prior to such news release, public announcement, filing, statement or other communication.

   (t) "Subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

   (u) "Tax" (and, with correlative meaning, "Taxes") means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, imposed by any taxing authority or any obligation to pay Taxes imposed on any entity for which a party to this Agreement is liable as a result of any indemnification provision or other contractual obligation.

   (v) "Tax Return" means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including, without limitation, any information return, claim for refund, amended return or declaration of estimated Tax.

   (w) "Trading Day" shall mean a day on which trading generally takes place on the NASDAQ and on which trading in Western Common Stock has not been halted or suspended.

   IN WITNESS WHEREOF, Western, Adaptive and Merger Sub have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                          Western Multiplex Corporation

                                                   /s/ Jonathan N. Zakin
                                          By:__________________________________
                                            Name: Jonathan N. Zakin
                                            Title: Chairman and Chief
                                            Executive Officer

                                          Adaptive Broadband Corporation

                                                 /s/ Frederick D. Lawrence
                                          By:__________________________________
                                            Name: Frederick D. Lawrence
                                            Title: Chairman and Chief
                                            Executive Officer

                                          WA Merger Sub, Inc.

                                                   /s/ Jonathan N. Zakin
                                          By:__________________________________
                                            Name: Jonathan N. Zakin
                                            Title: President

                                                               EXHIBIT 6.2(c)(1)

                         WESTERN MULTIPLEX CORPORATION
                              1196 Borregas Avenue
                          Sunnyvale, California 94089

                                                                          , 2000

Simpson Thacher & Bartlett
425 Lexington Avenue
New York, New York 10017

Cooley Godward LLP
One Maritime Plaza, 20th Floor
San Francisco, California 94111-3580

Ladies and Gentlemen:

   We refer to the Agreement and Plan of Merger, dated as of November 12, 2000 (the "Agreement") among Western Multiplex Corporation, a Delaware corporation ("Western"), WA Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Western ("Merger Sub"), and Adaptive Broadband Corporation, a Delaware corporation ("Adaptive") which provides for the merger (the "Merger") of Merger Sub with and into Adaptive on the terms and conditions set forth, the time at which the Merger becomes effective being hereafter referred to as the "Effective Time." It is a condition to the consummation of the Merger that Simpson Thacher & Bartlett, counsel to Western, and Cooley Godward LLP, counsel to Adaptive, render opinions regarding certain United States federal income tax consequences of the Merger. Capitalized terms not defined herein have the meanings specified in the Agreement.

   In connection with such opinions to be rendered by each of you, and acknowledging that each of you will rely, with Western's consent, upon the statements and representations made in this letter in rendering such opinions, the undersigned certifies and represents to each of you on behalf of Western, after due investigation and inquiry that the statements and representations stated herein are true, correct and complete in all respects at the date hereof and except to the extent written notification to the contrary is received by you before the Effective Time will be true, correct and complete in all respects as of the Effective Time (as if made as of the Effective Time and thereafter, where relevant):

   1. The facts, representations and covenants relating to the Merger of Merger Sub with and into Adaptive, as reflected in the Merger Agreement and the ancillary agreement, thereto, and the Joint Proxy Prospectus prepared by Adaptive and Western are, insofar as such facts, pertain to Western and Merger Sub, true, accurate and complete in all material respects. The Merger will be carried out in accordance with the Merger Agreement, and none of the material terms and conditions therein have been or will be materially modified by Western, or to the knowledge of the management of Western, by Adaptive.

   2. Pursuant to the Merger, Merger Sub will merger with and into Adaptive, and Adaptive will acquire all of the assets and liabilities of Merger Sub. At least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by Adaptive immediately prior to the Merger and at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by Merger Sub immediately prior to the Merger will be held by Adaptive after the Merger. For the purpose of determining the percentage of Adaptive's and Merger Sub's net and gross assets held by Adaptive immediately following the Merger, the following assets will be treated as property held by Adaptive or Merger Sub, as the case may be, immediately prior to the Merger but not by Adaptive subsequent to the Merger:
(i) assets disposed of by Adaptive or Merger Sub (other than assets transferred by Merger Sub to Adaptive in the Merger) prior to or subsequent to the

Merger and in contemplation thereof (including without limitation any asset disposed of by Adaptive or Merger Sub, other than in the ordinary course of business, pursuant to a plan or intent existing during the period ending at the Effective Time and beginning with the commencement of negotiations (whether formal or informal) with Adaptive regarding the Merger (the "Pre-Merger Period")), (ii) assets used by Adaptive or Merger Sub to pay expenses or liabilities incurred in connection with the Merger, (iii) assets used by Adaptive or Merger Sub to make payments to Adaptive stockholders in lieu of fractional shares of Western Common Stock and (iv) assets used by Adaptive or Merger Sub to make distribution, redemption or other payments in respect of Adaptive stock or rights to acquire such stock (including payments treated as such for tax purposes) that are made in contemplation of the Merger or related thereto.

   3. The Merger is being undertaken for business reasons and not for the purpose of tax avoidance.

   4. The Adaptive Common Stock will be surrendered pursuant to the Merger in an arm's-length exchange, and the fair market value of Western Common Stock and cash in lieu of a fractional share of Western Common Stock received by each Adaptive stockholder will be approximately equal to the fair market value of Adaptive Common Stock surrendered by such stockholder in the Merger. In connection with the Merger, no holder of Adaptive Common Stock will receive in exchange for Adaptive Common Stock, directly or indirectly, any consideration other than Western Common Stock and cash in lieu of a fractional share thereof.

   5. As of the Effective Time, neither Western nor any corporation related to Western will, in connection with the Merger, (i) be under any obligation, or will have entered into any agreement or understanding, directly or indirectly, to redeem or repurchase any of the Western Common Stock issued to stockholders of Adaptive in the Merger or to make any extraordinary distribution in respect of such Western Common Stock or (ii) have any plan or intention, directly or indirectly, to reacquire any of the Western Common Stock issued in the Merger; provided, however, that Western may adopt an open market stock repurchase program that satisfies the requirements of Revenue Ruling 99-58. After the Merger, no dividends or distributions will be made to the former Adaptive stockholders by Western other than regular, normal dividends or distributions made to all holders of Western Common Stock. Additionally, prior to and in connection with the Merger, neither Western nor any corporation related to Western will have acquired Adaptive stock, directly or indirectly, with consideration other than stock of Western. For purposes of this representation letter, two corporations shall be treated as related to one another if immediately prior to or immediately after the Merger, (a) the corporations are members of the same affiliated group (within the meaning of section 1504 of the Code, but determined without regard to section 1504(b) of the Code) or (b) one corporation owns 50% or more of the total combined voting power of all classes of stock of the other corporation that are entitled to vote or 50% or more of the total value of all classes of stock of the other corporation (applying the attribution rules of Section 318 of the Code as modified pursuant to section 304(c)(3)(B) of the Code). For purposes of this representation, a corporation that is a partner in a partnership will be treated as owning or acquiring any stock owned or acquired, as the case may be, by the partnership and as having furnished its share of any consideration furnished by the partnership to acquire the stock, in each case, in accordance with its interest in the partnership.

   6. Neither Western nor any corporation related to Western has any plan or intention, following the Merger: (i) to liquidate Adaptive; (ii) to merge Adaptive with or into another corporation (except pursuant to the Merger);
(iii) to sell or otherwise dispose of shares of the stock of Adaptive, except for transfers (including successive transfers) of such stock to corporations controlled by the transferor corporation at the time of such transfer, within the meaning of Treasury Regulation section 1.368-2(k) or (iv) to cause Adaptive to sell, distribute, transfer or otherwise dispose of any of its assets, or any of the assets it acquired from Merger Sub, except for dispositions made in the ordinary course of business or transfers (including successive transfers) of assets to one or more corporations controlled, in the case of each transfer, by the transferor corporation, within the meaning of Treasury Regulation section 1.368-2(k). Western has no plan or intention to (i) cause Adaptive, after the Effective Time, to issue additional shares of stock that would result in Western losing control of Adaptive or (ii) otherwise take any action that could result in Western losing control of Adaptive following the Merger. For purposes of this representation letter, "control" with respect to a corporation shall mean ownership of at least (i) 80% of the total combined voting power of all classes of stock entitled to vote and (ii) 80% of the total number of shares of each other class of stock of the corporation.

   7. To the best knowledge of the management of Western, there is no plan or intention on the part of stockholders of Adaptive to sell, exchange or otherwise transfer ownership of (including by derivative transactions such as an equity swap which would have the economic effect of a transfer of ownership) any share of Western Common Stock (other than fractional shares of Western Common Stock for which holders of Western Common Stock receive cash in the Merger) to Western, Adaptive or any person related to Western or Adaptive, directly or indirectly (including through partnerships or through third parties in connection with a plan to so transfer ownership).

   8. Following the Merger, Western will cause Adaptive or another member of Adaptive' "qualified group" to continue the "historic business" of Adaptive or use a "significant portion" of Adaptive's "historic business assets" in a business, as such terms are used in Treasury Regulation section 1.368-1(d). For purposes of this representation, Adaptive' "qualified group" means, pursuant to Treasury Regulation section 1.368-1(d)(4)(ii), one or more chains of corporations connected through stock ownership with Adaptive, but only if Adaptive owns directly stock representing control in at least one other corporation, and stock representing control in each of the corporations (except Adaptive) is owned directly by one of the other corporations. In addition, Adaptive will be treated as owning its proportionate share of Adaptive' business assets used in a business of any partnership in which members of Adaptive' qualified group either own a significant interest or have active and substantial management functions as a partner with respect to that partnership business.

   9. Each of Western and its stockholders has paid and will pay their respective expenses, if any, incurred in connection with the Merger, and Western has not agreed to assume, nor will it assume, directly or indirectly, any expense or other liability, whether fixed or contingent, of any holder of Adaptive Common Stock in connection with or as part of the Merger or any related transaction. Notwithstanding the foregoing, (i) any liability for transfer taxes incurred by a holder of Adaptive Common Stock will be paid by Adaptive, and in no event by Western, and (ii) expenses incurred in connection with the filing, printing and mailing of the Joint Proxy Statement/Prospectus and Form S-4 will be borne equally by Adaptive and Western.

   10. There is, and at the Effective Time will be, no intercorporate indebtedness existing between Western and Adaptive or between Merger Sub and Adaptive that was issued, acquired or will be settled at a discount.

   11. Neither Western nor Merger Sub, as the case may be, will (i) elect, or have in effect an election, to be treated as a "regulated investment company" or as a "real estate investment trust" or file any tax return consistent with such treatment or (ii) be a corporation 50% or more of the fair market value of whose total assets are stock or securities and 80% or more of the fair market value of whose total assets are assets held for investment. In making the determinations described in (ii) above, (x) the stock and securities of any subsidiary of Western shall be disregarded and Western shall be deemed to own its ratable share of such subsidiary's assets and (y) a corporation shall be considered to be a subsidiary of Western if Western owns 50% or more of the combined voting power of all classes of the stock of such subsidiary that are entitled to vote, or 50% or more of the total value of all classes of the outstanding stock of such subsidiary. In addition, in determining the fair market value of Western's total assets for the purposes of making this representation, Western shall exclude any cash and cash items (such as receivables), government securities and, to the extent provided in the applicable Treasury regulations, any assets acquired (through incurring indebtedness or otherwise) for the purposes of causing Western to not be characterized as an entity described in (i) or (ii) of the first sentence of this paragraph or causing Western to meet the requirements of section 368(a)(2)(F)(ii) of the Code.

   12. None of the compensation to be received by any stockholder-employees of Adaptive for services rendered after the Effective Time, and none of the compensation to be received by any stockholder-employees or stockholder-independent contractors of Adaptive from Western for services rendered either before or after the Effective Time, will be separate consideration for, or allocable to, any of such stockholder-employee's or stockholder-independent contractor's shares of Adaptive stock; none of the shares of Western Common Stock to be received by any stockholder-employees or stockholder-independent contractors of Adaptive in connection with the Merger will be separate consideration for, or allocable to, any employment, consulting or similar agreement or arrangement or any covenant not to compete or release with respect to services rendered after the Effective Time; and the compensation paid to any stockholder-employees or stockholder-independent contractors of Adaptive for services rendered will be for services actually rendered (or to be rendered) and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

   13. Merger Sub is being formed solely to effect the Merger and it will not conduct any business or other activities other than the issuance of its stock to Western prior to the Merger. Merger Sub will not have any liabilities that will be assumed by Adaptive, and will not transfer to Adaptive in the Merger any assets subject to liabilities.

   14. Pursuant to the Merger, all shares of Adaptive Common Stock will be exchanged solely for Western Common Stock or for cash in lieu of fractional shares of Western Common Stock that would otherwise be issued to stockholders of Adaptive. For purposes of this representation, shares of Adaptive Common Stock exchanged for cash or other property originating with Western or a party related to Western will be treated as outstanding Adaptive Common Stock at the Effective Time.

   15. Prior to the Merger and through the Effective Time, Western will be in control of Merger Sub.

   16. As of the Effective Time neither Western nor any corporation related to Western will own beneficially or of record, or will have owned beneficially or of record during the five years preceding the Effective Time, any shares of Adaptive Common Stock or other securities, options, warrants or instruments giving the holder thereof the right to acquire Adaptive Common Stock or other securities issued by Adaptive.

   17. The Western Common Stock into which Adaptive Common Stock will be converted in the Merger is stock entitled to vote for the directors of Western and on all other matters put forth to the shareholders of Western.

   18. The payment of cash in lieu of fractional shares of Western Common Stock that would otherwise be issued to stockholders of Adaptive in the Merger is solely for the purpose of avoiding the expense and inconvenience to Western of issuing and transferring fractional shares of Western Common Stock and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to stockholders of Adaptive instead of issuing fractional shares of Western Common Stock will not exceed one percent of the total consideration that will be issued in the Merger to stockholders of Adaptive in exchange for their shares of Adaptive Common Stock.

   19. With respect to each instance, if any, in which shares of Adaptive stock have been purchased by a stockholder of Western (a "Stockholder") during the Pre-Merger Period (a "Stock Purchase"): (i) the Stock Purchase was not made by such Stockholder as a representative, or for the benefit, of Western; (ii) the purchase price paid by such Stockholder pursuant to the Stock Purchase was not and will not be advanced, and was not and will not be reimbursed, either directly or indirectly, by Western; (iii) at no time was such Stockholder or any other party required or obligated to surrender to Western Adaptive stock acquired in the Stock Purchase, and neither such Stockholder nor any other party will be required to surrender to Western the Western Common Stock for which such shares of Adaptive stock will be exchanged in the Merger; and (iv) the Stock Purchase was not a formal or informal condition to consummation of the Merger.

   20. Following the Merger, Western, Merger Sub and Adaptive will comply with the record-keeping and information filing requirements of Treasury Regulations
Section 1.368-3.

   21. The Merger will be reported by Western and Adaptive on their respective federal income tax returns as a reorganization within the meaning of Section 368(a) of the Code.

   22. The undersigned is authorized to make all of the statements and representations set forth herein on behalf of Western and Merger Sub.

                                          Very truly yours,

                                          Western Multiplex Corporation


                                          By: _________________________________
                                            Name:
                                            Title:

                                                               EXHIBIT 6.2(c)(2)

                         ADAPTIVE BROADBAND CORPORATION
                              1143 Borregas Avenue
                          Sunnyvale, California 94089

                                                                          , 2000

Simpson Thacher & Bartlett
425 Lexington Avenue
New York, New York 10017

Cooley Godward LLP
One Maritime Plaza, 20th Floor
San Francisco, California 94111-3580

Ladies and Gentlemen:

   We refer to the Agreement and Plan of Merger, dated as of November 12, 2000 (the "Agreement") among Western Multiplex Corporation, a Delaware corporation ("Western"), WA Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Western ("Merger Sub"), and Adaptive Broadband Corporation, a Delaware corporation ("Adaptive"), which provides for the merger (the "Merger") of Merger Sub with and into Adaptive on the terms and conditions set forth, the time at which the Merger becomes effective being hereafter referred to as the "Effective Time." It is a condition to the consummation of the Merger that Simpson Thacher & Bartlett, counsel to Western, and Cooley Godward LLP, counsel to Adaptive, render opinions regarding certain United States federal income tax consequences of the Merger. Capitalized terms not defined herein have the meanings specified in the Agreement.

   In connection with such opinions to be rendered by each of you, and acknowledging that each of you will rely, with Adaptive' consent, upon the statements and representations made in this letter in rendering such opinions, the undersigned hereby certifies and represents to each of you on behalf of Adaptive, after due investigation and inquiry that the statements and representations stated herein are true, correct and complete in all respects at the date hereof and except to the extent written notification to the contrary is received by you before the Effective Time will be true, correct and complete in all respects as of the Effective Time (as if made as of the Effective Time and thereafter, where relevant):

   1. The facts, representations and covenants relating to the Merger of Merger Sub with and into Adaptive, as reflected in the Merger Agreement and the ancillary agreement, thereto, and the Joint Proxy Prospectus prepared by Adaptive and Western are, insofar as such fact, pertain to Adaptive, true, accurate and complete in all material respects. The Merger will be carried out in accordance with the Merger Agreement, and none of the material term and conditions therein have been or will be materially or modified by Adaptive, or to the knowledge of the management of Adaptive, by Western.

   2. Pursuant to the Merger, Merger Sub will merger with and into Adaptive, and Adaptive will acquire all of the assets and liabilities of Merger Sub. At least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by Adaptive immediately prior to the Merger and at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by Merger Sub immediately prior to the Merger will be held by Adaptive after the Merger. For the purpose of determining the percentage of Adaptive's and Merger Sub's net and gross assets held by Adaptive immediately following the Merger, the following assets will be treated as property held by Adaptive or Merger Sub, as the case may be, immediately prior to the Merger but not by Adaptive subsequent to the Merger:
(i) assets disposed of by Adaptive or Merger Sub (other than assets transferred by Merger Sub to Adaptive in the Merger) prior to or subsequent to the

Merger and in contemplation thereof (including without limitation any asset disposed of by Adaptive or Merger Sub, other than in the ordinary course of business, pursuant to a plan or intent existing during the period ending at the Effective Time and beginning with the commencement of negotiations (whether formal or informal) with Adaptive regarding the Merger (the "Pre-Merger Period")), (ii) assets used by Adaptive or Merger Sub to pay expenses or liabilities incurred in connection with the Merger, (iii) assets used by Adaptive or Merger Sub to make payments to Adaptive stockholders in lieu of fractional shares of Western Common Stock and (iv) assets used by Adaptive or Merger Sub to make distribution, redemption or other payments in respect of Adaptive stock or rights to acquire such stock (including payments treated as such for tax purposes) that are made in contemplation of the Merger or related thereto.

   3. The Merger is being undertaken for business reasons and not for the purpose of tax avoidance.

   4. The Adaptive Common Stock will be surrendered pursuant to the Merger in an arm's-length exchange, and the fair market value of Western Common Stock and cash in lieu of a fractional share of Western Common Stock received by each Adaptive stockholder will be approximately equal to the fair market value of Adaptive Common Stock surrendered by such stockholder in the Merger. In connection with the Merger, no holder of Adaptive Common Stock will receive in exchange for their Adaptive Common Stock, directly or indirectly, any consideration other than Western Common Stock and cash in lieu of a fractional share thereof.

   5. Adaptive, prior to and in connection with the Merger, has neither (i) redeemed, directly or indirectly, any of its stock, nor (ii) made any distributions with respect to its stock, in either case, where the consideration received by a stockholder of Adaptive could be treated as received in the Merger, or for purposes of Section 356 of the Internal Revenue Code of 1986, as amended, (the "Code"), would be so treated if the stockholder of Adaptive had received stock of Western in the Merger.

   6. To the best knowledge of the management of Adaptive, there is no plan or intention on the part of stockholders of Adaptive to sell, exchange or otherwise transfer ownership of (including by derivative transactions such as an equity swap which would have the economic effect of a transfer of ownership) any share of Western Common Stock (other than fractional shares of Western Common Stock for which holders of Western Common Stock receive cash in the Merger) to Western, Adaptive or any corporation related to Western or Adaptive, directly or indirectly (including through partnerships or through third parties in connection with a plan to so transfer ownership). For purposes of this representation letter, two corporations shall be treated as related to one another if immediately prior to or immediately after the Merger, (a) the corporations are members of the same affiliated group (within the meaning of section 1504 of the Code, but determined without regard to section 1504(b) of the Code) or (b) one corporation owns 50% or more of the total combined voting power of all classes of stock of the other corporation that are entitled to vote or 50% or more of the total value of shares of all classes of stock of the other corporation (applying the attribution rules of section 318 of the Code as modified pursuant to section 304(c)(3)(B) of the Code). For purposes of this representation, a corporation that is a partner in a partnership will be treated as owning or acquiring any stock owned or acquired, as the case may be, by the partnership and as having furnished its share of any consideration furnished by the partnership to acquire the stock, in each case, in accordance with its interest in the partnership.

   7. No assets of Adaptive have been sold, transferred or otherwise disposed of so as to prevent Adaptive from continuing the "historic business" of Adaptive or from using a "significant portion" of Adaptive' "historic business assets" in a business following the Merger, as such terms are used in Treasury Regulation section 1.368-1(d). For purposes of this representation, Adaptive' "qualified group" means, pursuant to Treasury Regulation section 1.368-1(d)(4)(ii), one or more chains of corporations connected through stock ownership with Adaptive, but only if Adaptive owns directly stock representing control in at least one other corporation, and stock representing control in each of the corporations (except Adaptive) is owned directly by one of the other corporations. In addition, Adaptive will be treated as owning its proportionate share of Adaptive' business assets used in a business of any partnership in which members of Adaptive' qualified group either own a significant interest or have active and substantial management functions as a partner with respect to that partnership business. For purposes of this representation letter, "control" with respect to a corporation shall mean ownership of at least (i) 80% of the total combined voting power of all classes of stock entitled to vote and (ii) 80% of the total number of shares of each other class of stock of the corporation.

   8. Each of Adaptive and its stockholders has paid and will pay their respective expenses, if any, incurred in connection with the Merger, and Western has not agreed to assume, nor will it assume, directly or indirectly, any expense or other liability, whether fixed or contingent, of any holder of Adaptive Common Stock in connection with or as part of the Merger or any related transaction. Notwithstanding the foregoing, (i) any liability for transfer taxes incurred by a holder of Adaptive Common Stock will be paid by Adaptive, and in no event by Western, and (ii) Expenses incurred in connection with the filing, printing and mailing of the Joint Proxy Statement/Prospectus and Form S-4 will be borne equally by Adaptive and Western.

   9. There is, and at the Effective Time will be, no intercorporate indebtedness existing between Western and Adaptive or between Merger Sub and Adaptive that was issued, acquired or will be settled at a discount.

   10. Adaptive will not (i) elect, or have in effect an election, to be treated as a "regulated investment company" or as a "real estate investment trust" or file any tax return consistent with such treatment or (ii) be a corporation 50% or more of the fair market value of whose total assets are stock or securities and 80% or more of the fair market value of whose total assets are assets held for investment. In making the determinations described in (ii) above, (x) the stock and securities of any subsidiary of Adaptive shall be disregarded and Adaptive shall be deemed to own its ratable share of such subsidiary's assets and (y) a corporation shall be considered to be a subsidiary of Adaptive if Adaptive owns 50% or more of the combined voting power of all classes of the stock of such subsidiary that are entitled to vote, or 50% or more of the total value of all classes of the outstanding stock of such subsidiary. In addition, in determining the fair market value of Adaptive' total assets for the purposes of making this representation, Adaptive shall exclude any cash and cash items (such as receivables), government securities and, to the extent provided in the applicable Treasury regulations, any assets acquired (through incurring indebtedness or otherwise) for the purposes of causing Adaptive to not be characterized as an entity described in (i) or (ii) of the first sentence of this paragraph or causing Adaptive to meet the requirements of section 368(a)(2)(F)(ii) of the Code.

   11. Adaptive is not, and at the Effective Time will not be, a debtor under the jurisdiction of a court in a Title 11 or similar case. For purposes of the foregoing, a "Title 11 or similar case" means a case under Title 11 of the United States Code or a receivership, foreclosure or similar proceeding in a federal or state court.

   12. At the Effective Time, the fair market value of the assets of Adaptive will equal or exceed the sum of the Adaptive' liabilities plus (without duplication) the amount of liabilities, if any, to which its assets are or will be subject.

   13. None of the compensation to be received by any stockholder-employees or stockholder-independent contractors of Adaptive for services rendered prior to the Effective Time was, or will be, separate consideration for, or allocable to, any of such stockholder-employee's or stockholder-independent contractor's shares of Adaptive Common Stock; none of the shares of Western Common Stock to be received by any stockholder-employees or stockholder-independent contractors of Adaptive in connection with the Merger will be separate consideration for, or allocable to, any employment, consulting or similar agreement or arrangement or any covenant not to compete or release with respect to services rendered prior to the Effective Time; and the compensation paid to any stockholder-employees or stockholder-independent contractors of Adaptive for services rendered prior to the Effective Time will be for services actually rendered (or to be rendered) and was, or will be, commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

   14. Adaptive is not currently, and during the five years preceding the Effective Time will not have been, a "United States real property holding corporation." For purposes of the foregoing, a United States real property holding corporation means a corporation in which the fair market value of its United States real property interests equals or exceeds fifty percent of the fair market value of (i) its United States real property interests, (ii) its interests in real property located outside the United States and (iii) any other of its assets which are used or held for use in a trade or business.

   15. Pursuant to the Merger, all shares of Adaptive Common Stock will be exchanged solely for Western Common Stock or for cash in lieu of fractional shares of Western Common Stock that would otherwise be issued to stockholders of Adaptive. For purposes of this representation, shares of Adaptive Common Stock exchanged for cash or other property originating with Western or a party related to Western will be treated as outstanding Adaptive Common Stock at the Effective Time.

   16. Adaptive has no plan or intention to issue any additional shares of its stock that would cause Western to own less than (i) 80% of the total combined voting power of all classes of Adaptive stock entitled to vote and (ii) 80% of the total number of shares of each other class of stock of Adaptive.

   17. At the Effective Time, Adaptive will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in Adaptive that, if exercised or converted, would affect Western's acquisition or retention of control of Adaptive.

   18. To the knowledge of Adaptive, as of the Effective Time neither Western nor any corporation related to Western will own beneficially or of record, or will have owned beneficially or of record during the five years preceding the Effective Time, any shares of Adaptive Common Stock, or other securities, options, warrants or instruments giving the holder thereof the right to acquire Adaptive Common Stock or other securities issued by Adaptive.

   19. There will be no dissenters to the Merger.

   20. The payment of cash in lieu of fractional shares of Western Common Stock that would otherwise be issued to stockholders of Adaptive in the Merger is solely for the purpose of avoiding the expense and inconvenience to Western of issuing and transferring fractional shares of Western Common Stock and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to stockholders of Adaptive instead of issuing fractional shares of Western Common Stock will not exceed one percent of the total consideration that will be issued in the Merger to stockholders of Adaptive in exchange for their shares of Adaptive Common Stock.

   21. With respect to each instance, if any, in which shares of Adaptive stock have been purchased by a stockholder of Western (a "Stockholder") during the Pre-Merger Period (a "Stock Purchase"): (i) the Stock Purchase was not made by such Stockholder as a representative, or for the benefit, of Western; (ii) the purchase price paid by such Stockholder pursuant to the Stock Purchase was not and will not be advanced, and was not and will not be reimbursed, either directly or indirectly, by Western; (iii) at no time was such Stockholder or any other party required or obligated to surrender to Western Adaptive stock acquired in the Stock Purchase, and neither such Stockholder nor any other party will be required to surrender to Western the Western Common Stock for which such shares of Adaptive stock will be exchanged in the Merger; and (iv) the Stock Purchase was not a formal or informal condition to consummation of the Merger.

   22. Following the Merger, Western, Merger Sub and Adaptive will comply with the record-keeping and information filing requirements of Treasury Regulations
Section 1.368-3.

   23. The Merger will be reported by Western and Adaptive on their respective federal income tax returns as a reorganization within the meaning of Section 368(a) of the Code.

   24. The undersigned is authorized to make all of the statements and representations set forth herein on behalf of Adaptive.

   25. No Adaptive stockholder has guaranteed any Adaptive indebtedness that is currently outstanding or will be outstanding at the Effective Time.

   Notwithstanding anything herein to the contrary, the undersigned makes no representations regarding any actions or conduct of Adaptive pursuant to Western's exercise of control over Adaptive after the Merger.

                                          Very truly yours,

                                          Adaptive Broadband Corporation


                                          By:__________________________________
                                            Name:
                                            Title:

                                                                         ANNEX B

   STOCK OPTION AGREEMENT, dated as of November 12, 2000 (the "Agreement"), between Western Multiplex Corporation, a Delaware corporation ("Grantee"), and Adaptive Broadband Corporation, a Delaware corporation ("Issuer").

                                    RECITALS

   Grantee and Issuer are, concurrently with the execution and delivery of this Agreement, entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement;" capitalized terms used without definition herein having the meanings assigned to them in the Merger Agreement), pursuant to which the parties will engage in a business combination (the "Merger"); and

   As a condition to its willingness to enter into the Merger Agreement, Grantee has required that Issuer agree, and believing it to be in the best interests of Issuer, Issuer has agreed, among other things, to grant to Grantee the Option (as hereinafter defined) to purchase shares of common stock, par value $.10 per share, of Issuer ("Issuer Common Stock") at a price per share equal to the Exercise Price (as hereinafter defined), and concurrently, Grantee has granted a stock option to Issuer on substantially similar terms.

                                   AGREEMENT

   NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I

                           Option to Purchase Shares

   1.1 Grant of Option.

   (a) Issuer hereby grants to Grantee an irrevocable option to purchase, in whole or in part, an aggregate of up to 7,502,021 duly authorized, validly issued, fully paid and nonassessable shares of Issuer Common Stock (representing 19.9% of the outstanding shares of Issuer Common Stock as of October 31, 2000) on the terms and subject to the conditions set forth herein (the "Option"); provided, however, that in no event shall the number of shares of Issuer Common Stock for which this Option is exercisable exceed 19.9% of the issued and outstanding shares of Issuer Common Stock at the time of exercise without giving effect to the issuance of any Option Shares (as hereinafter defined). The number of shares of Issuer Common Stock that may be received upon the exercise of the Option and the Exercise Price are subject to adjustment as herein set forth.

   (b) In the event that any additional shares of Issuer Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement and other than pursuant to an event described in Section 3.1 hereof), the number of shares of Issuer Common Stock subject to the Option shall be increased so that, after such issuance, such number together with any shares of Issuer Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Issuer Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 1.1(b) or elsewhere in this Agreement shall be deemed to authorize Issuer to breach or fail to comply with any provision of the Merger Agreement. As used herein, the term "Option Shares" means the shares of Issuer Common Stock issuable pursuant to the Option, as the number of such shares shall be adjusted pursuant to the terms hereof.

   1.2 Exercise of Option.

   (a) The Option may be exercised by Grantee, in whole or in part, at any time, or from time to time, commencing upon the Exercise Date and prior to the Expiration Date. As used herein, the term "Exercise Date" means the date on which Grantee becomes unconditionally entitled to receive a termination fee pursuant to Section 7.2(b) of the Merger Agreement (the "Adaptive Termination Fee"). As used herein, the term "Expiration Date" means the first to occur prior to Grantee's exercise of the Option pursuant to Section 1.2(b) of:

     (i) the Effective Time;

     (ii) written notice of termination of this Agreement by Grantee to Issuer;

     (iii) 12 months after the first occurrence of an Exercise Date;

   or

     (iv) the date of termination of the Merger Agreement, unless, in the case of this clause (iv), Grantee has the right to receive the Adaptive Termination Fee either (x) upon or (y) following such termination upon the occurrence of certain events, in which case the Option will not terminate until the later of (x) 15 business days following the time the Adaptive Termination Fee becomes unconditionally payable and (y) the expiration of the period referred to in Section 7.2(b)(A)(III) of the Merger Agreement.

Notwithstanding the termination of the Option, Grantee shall be entitled to purchase those Option Shares with respect to which it may have exercised the Option by delivery of an Option Notice (as defined below) prior to the Expiration Date, and the termination of the Option will not affect any rights hereunder which by their terms do not terminate or expire prior to or at the Expiration Date.

   (b) In the event Grantee wishes to exercise the Option, Grantee shall send a written notice to Issuer of its intention to so exercise the Option (an "Option Notice"), specifying the number of Option Shares to be purchased (and the denominations of the certificates, if more than one), whether the aggregate Exercise Price will be paid in cash or by surrendering a portion of the Option in accordance with Section 1.3(b) or a combination thereof, and the place in the United States, time and date of the closing of such purchase (the "Option-- Closing" and the date of such Closing, the "Option Closing Date"), which date shall not be less than two Business Days nor more than ten Business Days from the date on which an Option Notice is delivered; provided that the Option Closing shall be held only if (i) such purchase would not otherwise violate or cause the violation of, any applicable material law, statute, ordinance, rule or regulation (collectively, "Laws") (including the HSR Act and the Communications Act), and (ii) no material judgment, order, writ, injunction, ruling or decree of any Governmental Entity (collectively, "Orders") shall have been promulgated, enacted, entered into, or enforced by any Governmental Entity which prohibits delivery of the Option Shares, whether temporary, preliminary or permanent; provided, however, that the parties hereto shall use their reasonable best efforts to (x) promptly make and process all necessary filings and applications and obtain all consents, approvals, Orders, authorizations, registrations and declarations or expiration or termination of any required waiting periods (collectively, "Approvals") and to comply with any such applicable Laws and (y) have any such Order vacated or reversed. In the event the Option Closing is delayed pursuant to clause (i) or (ii) above, the Option Closing shall be within ten Business Days following the cessation of such restriction, violation, Law or Order or the receipt of any necessary Approval, as the case may be (so long as the Option Notice was delivered prior to the Expiration Date); provided further that, notwithstanding any prior Option Notice, Grantee shall be entitled to rescind such Option Notice and shall not be obligated to purchase any Option Shares in connection with such exercise upon written notice to such effect to Issuer.

   (c) At any Option Closing, (i) Issuer shall deliver to Grantee all of the Option Shares to be purchased by delivery of a certificate or certificates evidencing such Option Shares in the denominations designated by Grantee in the Option Notice, and (ii) if the Option is exercised in part and/or surrendered in part to pay the aggregate Exercise Price pursuant to Section 1.3(b), Issuer and Grantee shall execute and deliver an amendment to this Agreement reflecting the Option Shares for which the Option has not been exercised and/or surrendered.

If at the time of issuance of any Option Shares pursuant to an exercise of all or part of the Option hereunder, Issuer shall have issued any rights or other securities which are attached to or otherwise associated with the Issuer Common Stock, then each Option Share issued pursuant to such exercise shall also represent such rights or other securities with terms substantially the same as and at least as favorable to Grantee as are provided under any shareholder rights agreement or similar agreement of Issuer then in effect. At the Option Closing, Grantee shall pay to Issuer by wire transfer of immediately available funds to an account specified by Issuer to Grantee in writing at least two Business Days prior to the Option Closing an amount equal to the Exercise Price multiplied by the number of Option Shares to be purchased for cash pursuant to this Article I; provided that the failure or refusal of Issuer to specify an account shall not affect Issuer's obligation to issue the Option Shares.

   (d) Upon the delivery by Grantee to Issuer of the Option Notice and the tender of the applicable aggregate Exercise Price in immediately available funds or the requisite portion of the Option in accordance with Section 1.3, Grantee shall be deemed to be the holder of record of the Option Shares issuable upon such exercise, notwithstanding that the stock transfer books of Issuer may then be closed, that certificates representing such Option Shares may not then have been actually delivered to Grantee, or Issuer may have failed or refused to take any action required of it hereunder. Issuer shall pay all expenses that may be payable in connection with the preparation, issuance and delivery of stock certificates or an amendment to this Agreement under this
Section 1.2 and any filing fees and other expenses arising from the performance of the transactions contemplated hereby.

   1.3 Payments.

   (a) The purchase and sale of the Option Shares pursuant to Section 1.2 of this Agreement shall be at a purchase price equal to $17.15 per share (as such amount may be adjusted pursuant to the terms hereof, the "Exercise Price"), payable at Grantee's option in cash, by surrender of a portion of the Option in accordance with Section 1.3(b), or a combination thereof.

   (b) Grantee may elect to purchase Option Shares issuable, and pay some or all of the aggregate Exercise Price payable, upon an exercise of the Option by surrendering a portion of the Option with respect to such number of Option Shares as is determined by dividing (i) the aggregate Exercise Price payable in respect of the number of Option Shares being purchased in such manner by (ii) the excess of the Fair Market Value (as defined below) per share of Issuer Common Stock as of the last trading day preceding the date Grantee delivers its Option Notice (such date, the "Option Exercise Date") over the per share Exercise Price. The "Fair Market Value" per share of Issuer Common Stock shall be (i) if the Issuer Common Stock is listed on the NASDAQ National Market System or any other nationally recognized exchange or trading system as of the Option Exercise Date, the average of last reported sale prices per share of Issuer Common Stock thereon for the 10 trading days commencing on the 12th trading day immediately preceding the Option Exercise Date, or (ii) if the Issuer Common Stock is not listed on the NASDAQ National Market System or any other nationally recognized exchange or trading system as of the Option Exercise Date, the amount determined by a mutually acceptable independent investment banking firm as the value per share the Issuer Common Stock would have if publicly traded on a nationally recognized exchange or trading system (assuming no discount for minority interest, illiquidity or restrictions on transfer). That portion of the Option so surrendered under this Section 1.3(b) shall be canceled and shall thereafter be of no further force and effect.

   (c) Certificates for the Option Shares delivered at an Option Closing will have typed or printed thereon a restrictive legend which will read substantially as follows:

     "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS

  SET FORTH IN THE STOCK OPTION AGREEMENT DATED AS OF NOVEMBER 12, 2000, A COPY OF WHICH MAY BE OBTAINED FROM THE SECRETARY OF ADAPTIVE BROADBAND CORPORATION AT ITS PRINCIPAL EXECUTIVE OFFICES."

It is understood and agreed that (i) the reference to restrictions arising under the Securities Act in the above legend will be removed by delivery of substitute certificate(s) without such reference if such Option Shares have been registered pursuant to the Securities Act, such Option Shares have been sold in reliance on and in accordance with Rule 144 under the Securities Act or Grantee has delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the Securities Act and (ii) the reference to restrictions pursuant to this Agreement in the above legend will be removed by delivery of substitute certificate(s) without such reference if the Option Shares evidenced by certificate(s) containing such reference have been sold or transferred in compliance with the provisions of this Agreement under circumstances that do not require the retention of such reference.

                                   ARTICLE II

                         Representations and Warranties

   2.1 Representations and Warranties of Grantee. Grantee hereby represents and warrants to Issuer that any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be taken with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the Securities Act.

   2.2 Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee as follows:

     (a) Option Shares. Issuer has taken all necessary corporate and other action to authorize and reserve for issuance, and, subject to receipt of any Approvals, to permit it to issue, the Option Shares and all additional shares or other securities which may be issued pursuant to Section 3.1 upon exercise of the Option, and, at all times from the date hereof until such time as the obligation to deliver Option Shares hereunder terminates, will have reserved for issuance upon exercise of the Option the Option Shares and such other additional shares or securities, if any. All of the Option Shares and all additional shares or other securities or property which may be issuable pursuant to Section 3.1, upon exercise of the Option and issuance pursuant hereto, shall be duly authorized, validly issued, fully paid and nonassessable, shall be delivered free and clear of all Liens of any nature whatsoever, and shall not be subject to any preemptive or similar right of any Person.

     (b) No Restrictions. No Delaware law or other takeover statute or similar Law and no provision of the Restated Certificate of Incorporation or Bylaws of Issuer or any agreement to which Issuer is a party (a) would or would purport to impose restrictions which might adversely affect or delay the consummation of the transactions contemplated by this Agreement, or (b) as a result of the consummation of the transactions contemplated by this Agreement, (i) would or would purport to restrict or impair the ability of Grantee to vote or otherwise exercise the rights of a shareholder with respect to securities of Issuer or any of its Subsidiaries that may be acquired or controlled by Grantee or (ii) would or would purport to entitle any Person to acquire securities of Issuer.

                                  ARTICLE III

                   Adjustment Upon Changes in Capitalization

   3.1 Adjustment Upon Changes in Capitalization. In addition to the adjustment in the number of shares of Issuer Common Stock that may be purchased upon exercise of the Option pursuant to Section 1.1 of this Agreement, the number of shares of Issuer Common Stock that may be purchased upon the exercise of the

Option and the Exercise Price shall be subject to adjustment from time to time as provided in this Section 3.1. In the event of any change in the number of issued and outstanding shares of Issuer Common Stock by reason of any stock dividend, split-up, merger, recapitalization, combination, conversion, exchange of shares, spin-off or other change in the corporate or capital structure of Issuer which would have the effect of diluting or otherwise diminishing Grantee's rights hereunder, the number and kind of Option Shares or other securities subject to the Option and the Exercise Price therefor shall be appropriately adjusted so that Grantee shall receive upon exercise of the Option (or, if such a change occurs between exercise and the Option Closing, upon the Option Closing) the number and kind of shares or other securities or property that Grantee would have received in respect of the Option Shares that Grantee is entitled to purchase upon exercise of the Option if the Option had been exercised (or the purchase thereunder had been consummated, as the case may be) immediately prior to such event or the record date for such event, as applicable. The rights of Grantee under this Section shall be in addition to, and shall in no way limit, its rights against Issuer for breach of or the failure to perform any provision of the Merger Agreement.

                                   ARTICLE IV

                              Registration Rights

   4.1 Registration of Option Shares Under the Securities Act.

   (a) If requested by Grantee at any time and from time to time within two years after receipt by Grantee of Option Shares (the "Registration Period"), Issuer shall use its reasonable best efforts, as promptly as practicable, to effect the registration under the Securities Act and any applicable state law (a "Demand Registration") of such number of Option Shares or such other Issuer securities owned by or issuable to Grantee in accordance with the method of sale or other disposition contemplated by Grantee, including a "shelf" registration statement under Rule 415 of the Securities Act or any successor provision, and to obtain all consents or waivers of other parties that are required therefor. Grantee agrees to use reasonable best efforts to cause, and to use reasonable best efforts to cause any underwriters of any sale or other disposition to cause, any sale or other disposition pursuant to such registration statement to be effected on a widely distributed basis so that upon consummation thereof no purchaser or transferee will own beneficially more than 5% of the then-outstanding voting power of Issuer. Except with respect to such a "shelf" registration, Issuer shall keep such Demand Registration effective for a period of not less than 150 days, unless, in the written opinion of counsel to Issuer, which opinion shall be delivered to Grantee and which shall be reasonably satisfactory in form and substance to Grantee and its counsel, such registration under the Securities Act is not required in order to lawfully sell and distribute such Option Shares or other Issuer securities in the manner contemplated by Grantee. Issuer shall only have the obligation to effect three Demand Registrations pursuant to this Section 4.1; provided that only requests relating to a registration statement that has become effective under the Securities Act shall be counted for purposes of determining the number of Demand Registrations made. Issuer shall be entitled to postpone for up to 90 days from receipt of Grantee's request for a Demand Registration the filing of any registration statement in connection therewith if the Board of Directors of Issuer determines in its good faith reasonable judgment that such registration would materially interfere with any material event involving the Issuer or require premature disclosure of any material non-public information the disclosure of which would materially and adversely affect the Issuer; and provided further that Issuer shall not have postponed any Demand Registration pursuant to this sentence during the twelve month period immediately preceding the date of delivery of Grantee's request for a Demand Registration.

   (b) If Issuer effects a registration under the Securities Act of Issuer Common Stock for its own account or for any other stockholders of Issuer (other than on Form S-4 or Form S-8, or any successor form), Grantee shall have the right to participate in such registration and include in such registration the number of shares of Issuer Common Stock or such other Issuer securities as Grantee shall designate by notice to Issuer (an "Incidental Registration" and, together with a Demand Registration, a "Registration"); provided, however, that, if the managing underwriters of such offering advise Issuer in writing that in their opinion the number of shares of Issuer Common Stock or other securities requested to be included in such Incidental Registration exceeds the number which can be sold in such offering, Issuer shall include therein (i) first, all shares proposed to be included therein by Issuer, (ii) second, subject to the rights of any other holders of registration rights in effect as of the date hereof, the shares requested to be included therein by Grantee and (iii) third, shares proposed to be included therein by any other stockholder of Issuer. Participation by Grantee in any Incidental Registration shall not affect the obligation of Issuer to effect Demand Registrations under this Section 4.1. Issuer may withdraw any registration under the Securities Act that gives rise to an Incidental Registration without the consent of Grantee.

   (c) In connection with any Registration pursuant to this Section 4.1, (i) Issuer and Grantee shall provide each other and any underwriter of the offering with customary representations, warranties, covenants, indemnification and contribution obligations in connection with such Registration, (ii) Issuer shall use reasonable best efforts to cause any Option Shares included in such Registration to be approved for listing on the NASDAQ National Market System or any other nationally recognized exchange or trading system upon which Issuer's securities are then listed, subject to official notice of issuance, which notice shall be given by Issuer upon issuance and (iii) Grantee shall provide all information reasonably requested by Issuer that is required for inclusion in any registration statement covering the Option Shares. Grantee will provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. The costs and expenses incurred by Issuer in connection with any Registration pursuant to this Section 4.1 (including any fees related to qualifications under Blue Sky Laws and SEC filing fees) (the "Registration Expenses") shall be borne by Issuer, excluding legal fees of Grantee's counsel and underwriting discounts or commissions with respect to Option Shares to be sold by Grantee included in a Registration.

   4.2 Transfers of Option Shares. The Option Shares may not be sold, assigned, transferred, or otherwise disposed of except (i) in an underwritten public offering as provided in Section 4.1 or (ii) to any purchaser of transferee who would not, to the knowledge of the Grantee after reasonable inquiry, immediately following such sale, assignment, transfer or disposal beneficially own more than 5% of the then-outstanding voting power of the Issuer; provided, however, that Grantee shall be permitted to sell any Option Shares if such sale is made pursuant to a tender or exchange offer that has been approved or recommended by a majority of the members of the Board of Directors of Issuer (which majority shall include a majority of directors who were directors as of the date hereof).

                                   ARTICLE V

         Repurchase Rights; Substitute Options; Right of First Refusal

   5.1 Repurchase Rights.

   (a) Subject to Section 6.1, at any time on or after the Exercise Date and prior to the Expiration Date, Grantee shall have the right (the "Repurchase Right") to require Issuer to repurchase from Grantee (i) the Option or any part thereof as Grantee shall designate at a price (the "Option Repurchase Price") equal to the amount, subject to reduction at the sole discretion of Grantee pursuant to clause (iii) of Section 6.1(a), by which (A) the Market/Offer Price (as defined below) exceeds (B) the Exercise Price, multiplied by the number of Option Shares as to which the Option is to be repurchased and (ii) such number of Option Shares as Grantee shall designate at a price (the "Option Share Repurchase Price") equal to the Market/Offer Price multiplied by the number of Option Shares so designated. The term "Market/Offer Price" shall mean the highest of (i) the highest price per share of Issuer Common Stock offered or paid in any Acquisition Proposal, or (ii) the highest closing price for shares of Issuer Common Stock during the six-month period immediately preceding the date Grantee gives the Repurchase Notice (as hereinafter defined). In determining the Market/Offer Price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by Grantee and reasonably acceptable to Issuer, which determination, absent manifest error, shall be conclusive for all purposes of this Agreement.

   (b) Grantee shall exercise its Repurchase Right by delivering to Issuer written notice (a "Repurchase Notice") stating that Grantee elects to require Issuer to repurchase all or a portion of the Option and/or the Option Shares as specified therein. The closing of the Repurchase Right (the "Repurchase Closing") shall take place in the United States at the place, time and date specified in the Repurchase Notice, which date shall not be less than two Business Days nor more than ten Business Days from the date on which the Repurchase Notice is delivered. At the Repurchase Closing, subject to the receipt of a writing evidencing the surrender of the Option and/or certificates representing Option Shares, as the case may be, Issuer shall deliver to Grantee the Option Repurchase Price therefor or the Option Share Repurchase Price therefor, as the case may be, or the portion thereof that Issuer is not then prohibited under applicable Law from so delivering. At the Repurchase Closing,
(i) Issuer shall pay to Grantee the Option Repurchase Price for the portion of the Option which is to be repurchased or the Option Shares Repurchase Price for the number of Option Shares to be repurchased, as the case may be, by wire transfer of immediately available funds to an account specified by Grantee at least 24 hours prior to the Repurchase Closing and (ii) if the Option is repurchased only in part, Issuer and Grantee shall execute and deliver an amendment to this Agreement reflecting the Option Shares for which the Option is not being repurchased.

   (c) To the extent that Issuer is prohibited under applicable Law from repurchasing the portion of the Option or the Option Shares designated in such Repurchase Notice, Issuer shall immediately so notify Grantee and thereafter deliver, from time to time, to Grantee the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five Business Days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a Repurchase Notice is prohibited under applicable Law from delivering to Grantee the full amount of the Option Repurchase Price and the Option Share Repurchase Price for the Option or Option Shares to be repurchased, respectively, Grantee may rescind the exercise of the Repurchase Right, whether in whole, in part or to the extent of the prohibition, and, to the extent rescinded, no part of the amounts, terms or the rights with respect to the Option or Repurchase Right shall be changed or affected as if such Repurchase Right were not exercised. Issuer shall use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices to permit Grantee to exercise its Repurchase Right and shall use its reasonable best efforts to avoid or cause to be rescinded or rendered inapplicable any prohibition on Issuer's repurchase of the Option or the Option Shares.

   (d) If the Grantee has acquired Option Shares pursuant to the exercise of the Option, then, at any time during the period beginning six months from the Exercise Date and ending 12 months from the Exercise Date (the "Issuer Purchase Period"), the Issuer may require the Grantee, upon delivery to the Grantee of a notice stating that the Issuer is exercising its rights under this Section 5.1(d), to sell to the Issuer all, but not less than all, of the Option Shares held by the Grantee. (The date on which the Issuer delivers such notice to the Grantee is referred to as the "Issuer Request Date.") Such repurchase shall be at an aggregate price (the "Issuer Repurchase Consideration") equal to the sum of the aggregate number of Option Shares held by the Grantee multiplied by the Market/Offer Price. The closing of any repurchase of Option Shares pursuant to this Section 5.1(d) shall take place on the date designated by the Issuer in the notice delivered pursuant to this Section 5.1(d), which date shall be no more than 20 and no less than three business days from the Issuer Request Date. On the closing date, the Issuer shall pay the Issuer Repurchase Consideration to the Grantee in immediately available funds, and the Grantee shall thereupon surrender to the Issuer the certificate or certificates evidencing the shares of Issuer Common Stock repurchased by the Issuer pursuant to this Section 5.1(d).

   5.2 Substitute Option.

   (a) In the event that Issuer enters into an agreement (i) to consolidate with or merge into any Person, other than Grantee or any Subsidiary of Grantee (each an "Excluded Person"), and Issuer is not the continuing or surviving corporation of such consolidation or merger, (ii) to permit any Person, other than an Excluded Person, to merge into Issuer and Issuer shall be the continuing or surviving or acquiring corporation, but, in connection with such merger, the then outstanding shares of Issuer Common Stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property or the then outstanding shares of

Issuer Common Stock shall after such merger represent less than 50% of the outstanding voting securities of the merged or acquiring company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any Person, other than an Excluded Person, then, and in each such case, the agreement governing such transaction shall make proper provision so that, unless earlier exercised by Grantee, the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option with identical terms appropriately adjusted to acquire the number and class of shares or other securities or property that Grantee would have received in respect of Issuer Common Stock if the Option had been exercised immediately prior to such consolidation, merger, sale, or transfer, or the record date therefor, as applicable and make any other necessary adjustments; provided, however, that if such a conversion or exchange cannot, because of applicable Law be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Grantee than the Option.

   (b) In addition to any other restrictions or covenants, Issuer agrees that it shall not enter or agree to enter into any transaction described in Section 5.2(a) unless the Acquiring Corporation (as hereinafter defined) and any Person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder and agree for the benefit of Grantee to comply with this
Article V.

   (c) For purposes of this Section 5.2, the term "Acquiring Corporation" shall mean (i) the continuing or surviving Person of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a consolidation or merger in which Issuer is the continuing or surviving or acquiring Person, and (iii) the transferee of all or substantially all of Issuer's assets.

   5.3 First Refusal.

   (a) If the Grantee desires to sell, assign, transfer or otherwise dispose of all or any of the shares of Issuer Common Stock or other securities acquired by it pursuant to the exercise of the Option, it will give the Issuer written notice of the proposed transaction (the "Offeror's Notice"), identifying the proposed transferee, the proposed purchase price and the terms of such proposed transaction. For 10 business days following receipt of such notice, the Issuer shall have the option to elect by written notice to purchase all, but not less than all, of the shares specified in Offeror's Notice at the price and upon the terms set forth in such notice.

   (b) The closing of any repurchase of Option Shares pursuant to this Section
5.3 shall take place within 10 business days of the Issuer's election to purchase such shares. On the closing date, the Issuer shall pay the purchase price to the Grantee in immediately available funds, and the Grantee shall thereupon surrender to the Issuer the certificate or certificates evidencing the shares of Issuer Common Stock repurchased by the Issuer pursuant to this
Section 5.3.

   (c) If the Issuer does not elect to purchase the shares of Issuer Common Stock or other securities designated in the Offeror's Notice, the Grantee may, within 60 days from the date of the Offeror's Notice sell such shares of Issuer Common Stock or other securities to the proposed transferee at no less than the price specified and on terms not more favorable to the transferee than those set forth in the Offeror's Notice, provided, however, that the provisions of this Section 5.3(c) will not limit the rights the Grantee may otherwise have if the Issuer has elected to purchase such shares of Issuer Common Stock or other securities and wrongfully refuses to complete such purchase.

   (d) The requirements of this Section 5.3 will not apply to (i) any sale, assignment, transfer or disposition to an affiliate of the Grantee; provided that such affiliate agrees to be bound by the terms hereof, (ii) any sale, assignment, transfer or disposition as a result of which the proposed transferee would own beneficially not more than 5% of the outstanding voting power of the Issuer or (iii) any sales or transfers by the Grantee in a registered underwritten offering.

                                   ARTICLE VI

                                 Miscellaneous

   6.1 Total Profit.

   (a) Notwithstanding any other provision of this Agreement, in no event shall Grantee's Total Profit (as hereinafter defined) plus any termination fees paid by the Issuer pursuant to Sections 7.2(b) and 7.2(d) of the Merger Agreement (such fees, collectively, the "Total Issuer Fees") exceed in the aggregate an amount (the "Limitation Amount") equal to $27,500,000, and, if the total amount that would otherwise be received by Grantee otherwise would exceed such amount, Grantee, at its sole election, shall either (i) reduce the number of shares of Issuer Common Stock subject to this Option, (ii) deliver to Issuer for cancellation Option Shares previously purchased by Grantee, (iii) reduce the amount of the Option Repurchase Price or the Option Share Repurchase Price,
(iv) pay cash to Issuer, or (v) any combination thereof, so that Grantee's actually realized Total Profit, when aggregated with the Total Issuer Fees so paid to Grantee, shall not exceed the Limitation Amount after taking into account the foregoing actions.

   (b) Notwithstanding any other provision of this Agreement, the Option may not be exercised for a number of Option Shares as would, as of the date of exercise, result in a Notional Total Profit (as defined below) which, together with the Total Issuer Fees theretofore paid to Grantee, would exceed the Limitation Amount; provided, that nothing in this sentence shall restrict any exercise of the Option permitted hereby on any subsequent date.

   (c) As used herein, the term "Total Profit" shall mean the aggregate amount (before taxes) of the following: (i) the amount received by Grantee pursuant to Issuer's repurchase of the Option (or any portion thereof) pursuant to Section 5.1, (ii) (x) the amount received by Grantee pursuant to Issuer's repurchase of Option Shares pursuant to Section 5.1, less (y) Grantee's purchase price for such Option Shares and (iii) (x) the net cash amounts or the fair market value of any property received by Grantee pursuant to any consummated arm's-length sales of Option Shares (or any other securities into which such Option Shares are converted or exchanged) to any unaffiliated party, less (y) Grantee's purchase price of such Option Shares.

   (d) As used herein, the term "Notional Total Profit" with respect to any number of Option Shares as to which Grantee may propose to exercise the Option shall be the Total Profit determined as of the date of such proposal assuming that the Option was exercised on such date for such number of Option Shares and assuming that such Option Shares, together with all other Option Shares held by Grantee and its affiliates as of such date, were sold for cash at the closing market price (less customary brokerage commissions) for shares of Issuer Common Stock on the preceding trading day on the NASDAQ National Market System (or on any other nationally recognized exchange or trading system on which shares of Issuer Common Stock are then so listed or traded).

   6.2 Further Assurances; Listing.

   (a) From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate the transactions contemplated by this Agreement, including, without limitation, to vest in Grantee good and marketable title, free and clear of all Liens, to any Option Shares purchased hereunder. Issuer agrees not to avoid or seek to avoid (whether by charter amendment or through reorganization, consolidation, merger, issuance of rights or securities, the Adaptive Rights Agreement or similar agreement, dissolution or sale of assets, or by any other voluntary act) the observance or performance of any of the covenants, agreements or conditions to be observed or performed hereunder by it.

   (b) If the Issuer Common Stock or any other securities to be acquired upon exercise of the Option are then listed on the NASDAQ National Market System (or any other national securities exchange or trading system), Issuer, upon the request of Grantee, will promptly file an application to list the shares of Issuer

Common Stock or such other securities to be acquired upon exercise of the Option on the NASDAQ National Market System (and any other national securities exchange or trading system) and will use reasonable best efforts to obtain approval of such listing as promptly as practicable.

   6.3 Division of Option; Lost Options. The Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of Grantee, upon presentation and surrender of this Agreement at the principal office of Issuer, for other agreements providing for Options of different denominations entitling Grantee to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of Option Shares purchasable hereunder. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft or destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new agreement of like tenor and date.

   6.4 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

   6.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy or telefacsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next- day courier service, or (c) on the tenth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

    (a) if to Grantee to:

     Western Multiplex Corporation
     1196 Borregas Avenue
     Sunnyvale, California 94089
     Fax: (408) 734-4573
     Attention: Chief Financial Officer

     with a copy to:

     Simpson Thacher & Bartlett
     10 Universal City Plaza, Suite 1850
     Universal City, California 91608
     Fax: (818) 755-9613
     Attention: Daniel Clivner, Esq.

    (b) if to Issuer to:

     Adaptive Broadband Corporation
     1143 Borregas Avenue
     Sunnyvale, California 94089
     Fax: (408) 743-3449
     Attention: General Counsel

     with a copy to:

     Cooley Godward LLP
     One Maritime Plaza, 20th Floor
     San Francisco, California 94111
     (415) 951-3699
     Attention: Kenn Guernsey, Esq.

   6.6 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

   6.7 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

   6.8 Entire Agreement; No Third Party Beneficiaries.

   (a) This Agreement and the other agreements of the parties referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

   (b) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

   6.9 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware applicable to contracts executed and to be performed entirely within that State.

   6.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

   6.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

   6.12 Submission to Jurisdiction; Waivers. Each of Grantee and Issuer irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns may be brought and determined in the Chancery or other Courts of the State of Delaware, and each of Grantee and Issuer hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts. Each of Grantee and Issuer hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), (c) to the fullest extent permitted by applicable law, that
(i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts and (d) any right to a trial by jury.

   6.13 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

   6.14 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

   IN WITNESS WHEREOF, Grantee and Issuer have caused this Stock Option Agreement to be duly executed as of the date first above written.

   Grantee:                               Western Multiplex Corporation

                                                   /s/ Jonathan N. Zakin
                                          By: _________________________________
                                            Name:Jonathan N. Zakin
                                            Title:Chairman and Chief Executive
                                            Officer

   Issuer:                                Adaptive Broadband Corporation

                                                 /s/ Frederick D. Lawrence
                                          By: _________________________________
                                            Name:Frederick D. Lawrence
                                            Title:Chairman and Chief Executive
                                            Officer

                                                                         ANNEX C

      STOCK OPTION AGREEMENT, dated as of November 12, 2000 (the "Agreement"), between Adaptive Broadband Corporation, a Delaware corporation ("Grantee"), and Western Multiplex Corporation, a Delaware corporation ("Issuer").

                                    RECITALS

      Grantee and Issuer are, concurrently with the execution and delivery of this Agreement, entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement" capitalized terms used without definition herein having the meanings assigned to them in the Merger Agreement), pursuant to which the parties will engage in a business combination (the "Merger"); and

      As a condition to its willingness to enter into the Merger Agreement, Grantee has required that Issuer agree, and believing it to be in the best interests of Issuer, Issuer has agreed, among other things, to grant to Grantee the Option (as hereinafter defined) to purchase shares of Class A Common Stock, par value $.10 per share, of Issuer ("Issuer Common Stock") at a price per share equal to the Exercise Price (as hereinafter defined), and concurrently, Grantee has granted a stock option to Issuer on substantially similar terms.

                                   AGREEMENT

      NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE I

                           Option to Purchase Shares

      1.1 Grant of Option.

      (a) Issuer hereby grants to Grantee an irrevocable option to purchase, in whole or in part, an aggregate of up to 11,057,319 duly authorized, validly issued, fully paid and nonassessable shares of Issuer Common Stock (representing 19.9% of the outstanding shares of Issuer Common Stock as of October 31, 2000) on the terms and subject to the conditions set forth herein (the "Option"); provided, however, that in no event shall the number of shares of Issuer Common Stock for which this Option is exercisable exceed 19.9% of the issued and outstanding shares of Issuer Common Stock at the time of exercise without giving effect to the issuance of any Option Shares (as hereinafter defined). The number of shares of Issuer Common Stock that may be received upon the exercise of the Option and the Exercise Price are subject to adjustment as herein set forth.

      (b) In the event that any additional shares of Issuer Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement and other than pursuant to an event described in Section 3.1 hereof), the number of shares of Issuer Common Stock subject to the Option shall be increased so that, after such issuance, such number together with any shares of Issuer Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Issuer Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 1.1(b) or elsewhere in this Agreement shall be deemed to authorize Issuer to breach or fail to comply with any provision of the Merger Agreement. As used herein, the term "Option Shares" means the shares of Issuer Common Stock issuable pursuant to the Option, as the number of such shares shall be adjusted pursuant to the terms hereof.

      1.2 Exercise of Option.

      (a) The Option may be exercised by Grantee, in whole or in part, at any time, or from time to time, commencing upon the Exercise Date and prior to the Expiration Date. As used herein, the term "Exercise Date" means the date on which Grantee becomes unconditionally entitled to receive a termination fee pursuant to Section 7.2(c) of the Merger Agreement (the "Western Termination Fee"). As used herein, the term "Expiration Date" means the first to occur prior to Grantee's exercise of the Option pursuant to Section 1.2(b) of:

        (i) the Effective Time;

        (ii) written notice of termination of this Agreement by Grantee to Issuer;

        (iii) 12 months after the first occurrence of an Exercise Date; or

        (iv) the date of termination of the Merger Agreement, unless, in the case of this clause (iv), Grantee has the right to receive the Western Termination Fee either (x) upon or (y) following such termination upon the occurrence of certain events, in which case the Option will not terminate until the later of (x) 15 business days following the time the Western Termination Fee becomes unconditionally payable and (y) the expiration of the period referred to in Section 7.2(c)(A)(III) of the Merger Agreement.

Notwithstanding the termination of the Option, Grantee shall be entitled to purchase those Option Shares with respect to which it may have exercised the Option by delivery of an Option Notice (as defined below) prior to the Expiration Date, and the termination of the Option will not affect any rights hereunder which by their terms do not terminate or expire prior to or at the Expiration Date.

      (b) In the event Grantee wishes to exercise the Option, Grantee shall send a written notice to Issuer of its intention to so exercise the Option (an "Option Notice"), specifying the number of Option Shares to be purchased (and the denominations of the certificates, if more than one), whether the aggregate Exercise Price will be paid in cash or by surrendering a portion of the Option in accordance with Section 1.3(b) or a combination thereof, and the place in the United States, time and date of the closing of such purchase (the "Option Closing" and the date of such Closing, the "Option Closing Date"), which date shall not be less than two Business Days nor more than ten Business Days from the date on which an Option Notice is delivered; provided that the Option Closing shall be held only if (i) such purchase would not otherwise violate or cause the violation of, any applicable material law, statute, ordinance, rule or regulation (collectively, "Laws") (including the HSR Act and the Communications Act), and (ii) no material judgment, order, writ, injunction, ruling or decree of any Governmental Entity (collectively, "Orders") shall have been promulgated, enacted, entered into, or enforced by any Governmental Entity which prohibits delivery of the Option Shares, whether temporary, preliminary or permanent; provided, however, that the parties hereto shall use their reasonable best efforts to (x) promptly make and process all necessary filings and applications and obtain all consents, approvals, Orders, authorizations, registrations and declarations or expiration or termination of any required waiting periods (collectively, "Approvals") and to comply with any such applicable Laws and (y) have any such Order vacated or reversed. In the event the Option Closing is delayed pursuant to clause (i) or (ii) above, the Option Closing shall be within ten Business Days following the cessation of such restriction, violation, Law or Order or the receipt of any necessary Approval, as the case may be (so long as the Option Notice was delivered prior to the Expiration Date); provided further that, notwithstanding any prior Option Notice, Grantee shall be entitled to rescind such Option Notice and shall not be obligated to purchase any Option Shares in connection with such exercise upon written notice to such effect to Issuer.

      (c) At any Option Closing, (i) Issuer shall deliver to Grantee all of the Option Shares to be purchased by delivery of a certificate or certificates evidencing such Option Shares in the denominations designated by Grantee in the Option Notice, and (ii) if the Option is exercised in part and/or surrendered in part to pay the aggregate Exercise Price pursuant to Section 1.3(b), Issuer and Grantee shall execute and deliver an amendment to this Agreement reflecting the Option Shares for which the Option has not been exercised and/or surrendered. If at the time of issuance of any Option Shares pursuant to an exercise of all or part of the Option hereunder,

Issuer shall have issued any rights or other securities which are attached to or otherwise associated with the Issuer Common Stock, then each Option Share issued pursuant to such exercise shall also represent such rights or other securities with terms substantially the same as and at least as favorable to Grantee as are provided under any shareholder rights agreement or similar agreement of Issuer then in effect. At the Option Closing, Grantee shall pay to Issuer by wire transfer of immediately available funds to an account specified by Issuer to Grantee in writing at least two Business Days prior to the Option Closing an amount equal to the Exercise Price multiplied by the number of Option Shares to be purchased for cash pursuant to this Article I; provided that the failure or refusal of Issuer to specify an account shall not affect Issuer's obligation to issue the Option Shares.

      (d) Upon the delivery by Grantee to Issuer of the Option Notice and the tender of the applicable aggregate Exercise Price in immediately available funds or the requisite portion of the Option in accordance with Section 1.3, Grantee shall be deemed to be the holder of record of the Option Shares issuable upon such exercise, notwithstanding that the stock transfer books of Issuer may then be closed, that certificates representing such Option Shares may not then have been actually delivered to Grantee, or Issuer may have failed or refused to take any action required of it hereunder. Issuer shall pay all expenses that may be payable in connection with the preparation, issuance and delivery of stock certificates or an amendment to this Agreement under this
Section 1.2 and any filing fees and other expenses arising from the performance of the transactions contemplated hereby.

      1.3 Payments.

      (a) The purchase and sale of the Option Shares pursuant to Section 1.2 of this Agreement shall be at a purchase price equal to $12.75 per share (as such amount may be adjusted pursuant to the terms hereof, the "Exercise Price"), payable at Grantee's option in cash, by surrender of a portion of the Option in accordance with Section 1.3(b), or a combination thereof.

      (b) Grantee may elect to purchase Option Shares issuable, and pay some or all of the aggregate Exercise Price payable, upon an exercise of the Option by surrendering a portion of the Option with respect to such number of Option Shares as is determined by dividing (i) the aggregate Exercise Price payable in respect of the number of Option Shares being purchased in such manner by (ii) the excess of the Fair Market Value (as defined below) per share of Issuer Common Stock as of the last trading day preceding the date Grantee delivers its Option Notice (such date, the "Option Exercise Date") over the per share Exercise Price. The "Fair Market Value" per share of Issuer Common Stock shall be (i) if the Issuer Common Stock is listed on the NASDAQ National Market System or any other nationally recognized exchange or trading system as of the Option Exercise Date, the average of last reported sale prices per share of Issuer Common Stock thereon for the 10 trading days commencing on the 12th trading day immediately preceding the Option Exercise Date, or (ii) if the Issuer Common Stock is not listed on the NASDAQ National Market System or any other nationally recognized exchange or trading system as of the Option Exercise Date, the amount determined by a mutually acceptable independent investment banking firm as the value per share the Issuer Common Stock would have if publicly traded on a nationally recognized exchange or trading system (assuming no discount for minority interest, illiquidity or restrictions on transfer). That portion of the Option so surrendered under this Section 1.3(b) shall be canceled and shall thereafter be of no further force and effect.

      (c) Certificates for the Option Shares delivered at an Option Closing will have typed or printed thereon a restrictive legend which will read substantially as follows:

          "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. SUCH SECURITIES ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AS SET FORTH IN THE STOCK OPTION AGREEMENT

    DATED AS OF NOVEMBER 12, 2000, A COPY OF WHICH MAY BE OBTAINED FROM THE SECRETARY OF WESTERN MULTIPLEX CORPORATION AT ITS PRINCIPAL EXECUTIVE OFFICES."

It is understood and agreed that (i) the reference to restrictions arising under the Securities Act in the above legend will be removed by delivery of substitute certificate(s) without such reference if such Option Shares have been registered pursuant to the Securities Act, such Option Shares have been sold in reliance on and in accordance with Rule 144 under the Securities Act or Grantee has delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel in form and substance reasonably satisfactory to Issuer and its counsel, to the effect that such legend is not required for purposes of the Securities Act and (ii) the reference to restrictions pursuant to this Agreement in the above legend will be removed by delivery of substitute certificate(s) without such reference if the Option Shares evidenced by certificate(s) containing such reference have been sold or transferred in compliance with the provisions of this Agreement under circumstances that do not require the retention of such reference.

                                   ARTICLE II

                         Representations and Warranties

      2.1 Representations and Warranties of Grantee. Grantee hereby represents and warrants to Issuer that any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be taken with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the Securities Act.

      2.2 Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee as follows:

        (a) Option Shares. Issuer has taken all necessary corporate and other action to authorize and reserve for issuance, and, subject to receipt of any Approvals, to permit it to issue, the Option Shares and all additional shares or other securities which may be issued pursuant to Section 3.1 upon exercise of the Option, and, at all times from the date hereof until such time as the obligation to deliver Option Shares hereunder terminates, will have reserved for issuance upon exercise of the Option the Option Shares and such other additional shares or securities, if any. All of the Option Shares and all additional shares or other securities or property which may be issuable pursuant to Section 3.1, upon exercise of the Option and issuance pursuant hereto, shall be duly authorized, validly issued, fully paid and nonassessable, shall be delivered free and clear of all Liens of any nature whatsoever, and shall not be subject to any preemptive or similar right of any Person.

        (b) No Restrictions. No Delaware law or other takeover statute or similar Law and no provision of the Restated Certificate of Incorporation or Bylaws of Issuer or any agreement to which Issuer is a party (a) would or would purport to impose restrictions which might adversely affect or delay the consummation of the transactions contemplated by this Agreement, or (b) as a result of the consummation of the transactions contemplated by this Agreement, (i) would or would purport to restrict or impair the ability of Grantee to vote or otherwise exercise the rights of a shareholder with respect to securities of Issuer or any of its Subsidiaries that may be acquired or controlled by Grantee or (ii) would or would purport to entitle any Person to acquire securities of Issuer.

                                  ARTICLE III

                   Adjustment Upon Changes in Capitalization

      3.1 Adjustment Upon Changes in Capitalization. In addition to the adjustment in the number of shares of Issuer Common Stock that may be purchased upon exercise of the Option pursuant to Section 1.1 of this Agreement, the number of shares of Issuer Common Stock that may be purchased upon the exercise of the

Option and the Exercise Price shall be subject to adjustment from time to time as provided in this Section 3.1. In the event of any change in the number of issued and outstanding shares of Issuer Common Stock by reason of any stock dividend, split-up, merger, recapitalization, combination, conversion, exchange of shares, spin-off or other change in the corporate or capital structure of Issuer which would have the effect of diluting or otherwise diminishing Grantee's rights hereunder, the number and kind of Option Shares or other securities subject to the Option and the Exercise Price therefor shall be appropriately adjusted so that Grantee shall receive upon exercise of the Option (or, if such a change occurs between exercise and the Option Closing, upon the Option Closing) the number and kind of shares or other securities or property that Grantee would have received in respect of the Option Shares that Grantee is entitled to purchase upon exercise of the Option if the Option had been exercised (or the purchase thereunder had been consummated, as the case may be) immediately prior to such event or the record date for such event, as applicable. The rights of Grantee under this Section shall be in addition to, and shall in no way limit, its rights against Issuer for breach of or the failure to perform any provision of the Merger Agreement.

                                   ARTICLE IV

                              Registration Rights

      4.1 Registration of Option Shares Under the Securities Act.

      (a) If requested by Grantee at any time and from time to time within two years after receipt by Grantee of Option Shares (the "Registration Period"), Issuer shall use its reasonable best efforts, as promptly as practicable, to effect the registration under the Securities Act and any applicable state law (a "Demand Registration") of such number of Option Shares or such other Issuer securities owned by or issuable to Grantee in accordance with the method of sale or other disposition contemplated by Grantee, including a "shelf" registration statement under Rule 415 of the Securities Act or any successor provision, and to obtain all consents or waivers of other parties that are required therefor. Grantee agrees to use reasonable best efforts to cause, and to use reasonable best efforts to cause any underwriters of any sale or other disposition to cause, any sale or other disposition pursuant to such registration statement to be effected on a widely distributed basis so that upon consummation thereof no purchaser or transferee will own beneficially more than 5% of the then-outstanding voting power of Issuer. Except with respect to such a "shelf" registration, Issuer shall keep such Demand Registration effective for a period of not less than 150 days, unless, in the written opinion of counsel to Issuer, which opinion shall be delivered to Grantee and which shall be reasonably satisfactory in form and substance to Grantee and its counsel, such registration under the Securities Act is not required in order to lawfully sell and distribute such Option Shares or other Issuer securities in the manner contemplated by Grantee. Issuer shall only have the obligation to effect three Demand Registrations pursuant to this Section 4.1; provided that only requests relating to a registration statement that has become effective under the Securities Act shall be counted for purposes of determining the number of Demand Registrations made. Issuer shall be entitled to postpone for up to 90 days from receipt of Grantee's request for a Demand Registration the filing of any registration statement in connection therewith if the Board of Directors of Issuer determines in its good faith reasonable judgment that such registration would materially interfere with or require premature disclosure of, any material acquisition, reorganization, pending or proposed offering of Issuer Securities or other transaction involving Issuer or any other material contract under active negotiation by Issuer; and provided further that Issuer shall not have postponed any Demand Registration pursuant to this sentence during the twelve month period immediately preceding the date of delivery of Grantee's request for a Demand Registration.

      (b) If Issuer effects a registration under the Securities Act of Issuer Common Stock for its own account or for any other stockholders of Issuer (other than on Form S-4 or Form S-8, or any successor form), Grantee shall have the right to participate in such registration and include in such registration the number of shares of Issuer Common Stock or such other Issuer securities as Grantee shall designate by notice to Issuer (an "Incidental Registration" and, together with a Demand Registration, a "Registration"); provided, however, that, if the managing underwriters of such offering advise Issuer in writing that in their opinion the number of shares of Issuer Common Stock or other securities requested to be included in such Incidental Registration exceeds the number which can be sold in such offering, Issuer shall include therein (i) first, all shares proposed to be included therein by Issuer, (ii) second, subject to the rights of any other holders of registration rights in effect as of the date hereof, the shares requested to be included therein by Grantee and
(iii) third, shares proposed to be included therein by any other stockholder of Issuer. Participation by Grantee in any Incidental Registration shall not affect the obligation of Issuer to effect Demand Registrations under this
Section 4.1. Issuer may withdraw any registration under the Securities Act that gives rise to an Incidental Registration without the consent of Grantee.

      (c) In connection with any Registration pursuant to this Section 4.1, (i) Issuer and Grantee shall provide each other and any underwriter of the offering with customary representations, warranties, covenants, indemnification and contribution obligations in connection with such Registration, (ii) Issuer shall use reasonable best efforts to cause any Option Shares included in such Registration to be approved for listing on the NASDAQ National Market System or any other nationally recognized exchange or trading system upon which Issuer's securities are then listed, subject to official notice of issuance, which notice shall be given by Issuer upon issuance and (iii) Grantee shall provide all information reasonably requested by Issuer that is required for inclusion in any registration statement covering the Option Shares. Grantee will provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. The costs and expenses incurred by Issuer in connection with any Registration pursuant to this Section 4.1 (including any fees related to qualifications under Blue Sky Laws and SEC filing fees) (the "Registration Expenses ") shall be borne by Issuer, excluding legal fees of Grantee's counsel and underwriting discounts or commissions with respect to Option Shares to be sold by Grantee included in a Registration.

      4.2 Transfers of Option Shares. The Option Shares may not be sold, assigned, transferred, or otherwise disposed of except (i) in an underwritten public offering as provided in Section 4.1 or (ii) to any purchaser of transferee who would not, to the knowledge of the Grantee after reasonable inquiry, immediately following such sale, assignment, transfer or disposal beneficially own more than 5% of the then-outstanding voting power of the Issuer; provided, however, that Grantee shall be permitted to sell any Option Shares if such sale is made pursuant to a tender or exchange offer that has been approved or recommended by a majority of the members of the Board of Directors of Issuer (which majority shall include a majority of directors who were directors as of the date hereof).

                                   ARTICLE V

         Repurchase Rights; Substitute Options; Right of First Refusal

      5.1 Repurchase Rights.

      (a) Subject to Section 6.1, at any time on or after the Exercise Date and prior to the Expiration Date, Grantee shall have the right (the "Repurchase Right") to require Issuer to repurchase from Grantee (i) the Option or any part thereof as Grantee shall designate at a price (the "Option Repurchase Price") equal to the amount, subject to reduction at the sole discretion of Grantee pursuant to clause (iii) of Section 6.1(a), by which (A) the Market/Offer Price (as defined below) exceeds (B) the Exercise Price, multiplied by the number of Option Shares as to which the Option is to be repurchased and (ii) such number of Option Shares as Grantee shall designate at a price (the "Option Share Repurchase Price") equal to the Market/Offer Price multiplied by the number of Option Shares so designated. The term "Market/Offer Price" shall mean the highest of (i) the highest price per share of Issuer Common Stock offered or paid in any Acquisition Proposal, or (ii) the highest closing price for shares of Issuer Common Stock during the six-month period immediately preceding the date Grantee gives the Repurchase Notice (as hereinafter defined). In determining the Market/Offer Price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by Grantee and reasonably acceptable to Issuer, which determination, absent manifest error, shall be conclusive for all purposes of this Agreement.

      (b) Grantee shall exercise its Repurchase Right by delivering to Issuer written notice (a "Repurchase Notice") stating that Grantee elects to require Issuer to repurchase all or a portion of the Option and/or the Option Shares as specified therein. The closing of the Repurchase Right (the "Repurchase Closing") shall take place in the United States at the place, time and date specified in the Repurchase Notice, which date shall not be less than two Business Days nor more than ten Business Days from the date on which the Repurchase Notice is delivered. At the Repurchase Closing, subject to the receipt of a writing evidencing the surrender of the Option and/or certificates representing Option Shares, as the case may be, Issuer shall deliver to Grantee the Option Repurchase Price therefor or the Option Share Repurchase Price therefor, as the case may be, or the portion thereof that Issuer is not then prohibited under applicable Law from so delivering. At the Repurchase Closing,
(i) Issuer shall pay to Grantee the Option Repurchase Price for the portion of the Option which is to be repurchased or the Option Shares Repurchase Price for the number of Option Shares to be repurchased, as the case may be, by wire transfer of immediately available funds to an account specified by Grantee at least 24 hours prior to the Repurchase Closing and (ii) if the Option is repurchased only in part, Issuer and Grantee shall execute and deliver an amendment to this Agreement reflecting the Option Shares for which the Option is not being repurchased.

      (c) To the extent that Issuer is prohibited under applicable Law from repurchasing the portion of the Option or the Option Shares designated in such Repurchase Notice, Issuer shall immediately so notify Grantee and thereafter deliver, from time to time, to Grantee the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five Business Days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a Repurchase Notice is prohibited under applicable Law from delivering to Grantee the full amount of the Option Repurchase Price and the Option Share Repurchase Price for the Option or Option Shares to be repurchased, respectively, Grantee may rescind the exercise of the Repurchase Right, whether in whole, in part or to the extent of the prohibition, and, to the extent rescinded, no part of the amounts, terms or the rights with respect to the Option or Repurchase Right shall be changed or affected as if such Repurchase Right were not exercised. Issuer shall use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices to permit Grantee to exercise its Repurchase Right and shall use its reasonable best efforts to avoid or cause to be rescinded or rendered inapplicable any prohibition on Issuer's repurchase of the Option or the Option Shares.

      (d) If the Grantee has acquired Option Shares pursuant to the exercise of the Option, then, at any time during the period beginning six months from the Exercise Date and ending 12 months from the Exercise Date (the "Issuer Purchase Period"), the Issuer may require the Grantee, upon delivery to the Grantee of a notice stating that the Issuer is exercising its rights under this Section 5.1(d), to sell to the Issuer all, but not less than all, of the Option Shares held by the Grantee. (The date on which the Issuer delivers such notice to the Grantee is referred to as the "Issuer Request Date.") Such repurchase shall be at an aggregate price (the "Issuer Repurchase Consideration") equal to the sum of the aggregate number of Option Shares held by the Grantee multiplied by the Market/Offer Price. The closing of any repurchase of Option Shares pursuant to this Section 5.1(d) shall take place on the date designated by the Issuer in the notice delivered pursuant to this Section 5.1(d), which date shall be no more than 20 and no less than three business days from the Issuer Request Date. On the closing date, the Issuer shall pay the Issuer Repurchase Consideration to the Grantee in immediately available funds, and the Grantee shall thereupon surrender to the Issuer the certificate or certificates evidencing the shares of Issuer Common Stock repurchased by the Issuer pursuant to this Section 5.1(d).

      5.2 Substitute Option.

      (a) In the event that Issuer enters into an agreement (i) to consolidate with or merge into any Person, other than Grantee or any Subsidiary of Grantee (each an "Excluded Person"), and Issuer is not the continuing or surviving corporation of such consolidation or merger, (ii) to permit any Person, other than an Excluded Person, to merge into Issuer and Issuer shall be the continuing or surviving or acquiring corporation, but, in connection with such merger, the then outstanding shares of Issuer Common Stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property or the then outstanding shares of Issuer Common Stock shall after such merger represent less than 50% of the outstanding voting securities of the merged or acquiring company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any Person, other than an Excluded Person, then, and in each such case, the agreement governing such transaction shall make proper provision so that, unless earlier exercised by Grantee, the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option with identical terms appropriately adjusted to acquire the number and class of shares or other securities or property that Grantee would have received in respect of Issuer Common Stock if the Option had been exercised immediately prior to such consolidation, merger, sale, or transfer, or the record date therefor, as applicable and make any other necessary adjustments; provided, however, that if such a conversion or exchange cannot, because of applicable Law be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Grantee than the Option.

      (b) In addition to any other restrictions or covenants, Issuer agrees that it shall not enter or agree to enter into any transaction described in
Section 5.2(a) unless the Acquiring Corporation (as hereinafter defined) and any Person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder and agree for the benefit of Grantee to comply with this Article V.

      (c) For purposes of this Section 5.2, the term "Acquiring Corporation" shall mean (i) the continuing or surviving Person of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a consolidation or merger in which Issuer is the continuing or surviving or acquiring Person, and (iii) the transferee of all or substantially all of Issuer's assets.

      5.3 First Refusal.

      (a) If the Grantee desires to sell, assign, transfer or otherwise dispose of all or any of the shares of Issuer Common Stock or other securities acquired by it pursuant to the exercise of the Option, it will give the Issuer written notice of the proposed transaction (the "Offeror's Notice"), identifying the proposed transferee, the proposed purchase price and the terms of such proposed transaction. For 10 business days following receipt of such notice, the Issuer shall have the option to elect by written notice to purchase all, but not less than all, of the shares specified in Offeror's Notice at the price and upon the terms set forth in such notice.

      (b) The closing of any repurchase of Option Shares pursuant to this
Section 5.3 shall take place within 10 business days of the Issuer's election to purchase such shares. On the closing date, the Issuer shall pay the purchase price to the Grantee in immediately available funds, and the Grantee shall thereupon surrender to the Issuer the certificate or certificates evidencing the shares of Issuer Common Stock repurchased by the Issuer pursuant to this
Section 5.3.

      (c) If the Issuer does not elect to purchase the shares of Issuer Common Stock or other securities designated in the Offeror's Notice, the Grantee may, within 60 days from the date of the Offeror's Notice sell such shares of Issuer Common Stock or other securities to the proposed transferee at no less than the price specified and on terms not more favorable to the transferee than those set forth in the Offeror's Notice, provided, however, that the provisions of this Section 5.3(c) will not limit the rights the Grantee may otherwise have if the Issuer has elected to purchase such shares of Issuer Common Stock or other securities and wrongfully refuses to complete such purchase.

      (d) The requirements of this Section 5.3 will not apply to (i) any sale, assignment, transfer or disposition to an affiliate of the Grantee; provided that such affiliate agrees to be bound by the terms hereof, (ii) any sale, assignment, transfer or disposition as a result of which the proposed transferee would own beneficially not more than 5% of the outstanding voting power of the Issuer or (iii) any sales or transfers by the Grantee in a registered underwritten offering.

                                   ARTICLE VI

                                 Miscellaneous

      6.1 Total Profit.

      (a) Notwithstanding any other provision of this Agreement, in no event shall Grantee's Total Profit (as hereinafter defined) plus any termination fees paid by the Issuer pursuant to Sections 7.2(c) of the Merger Agreement (such fees, collectively, the "Total Issuer Fees") exceed in the aggregate an amount (the "Limitation Amount") equal to $27,500,000, and, if the total amount that would otherwise be received by Grantee otherwise would exceed such amount, Grantee, at its sole election, shall either (i) reduce the number of shares of Issuer Common Stock subject to this Option, (ii) deliver to Issuer for cancellation Option Shares previously purchased by Grantee, (iii) reduce the amount of the Option Repurchase Price or the Option Share Repurchase Price,
(iv) pay cash to Issuer, or (v) any combination thereof, so that Grantee's actually realized Total Profit, when aggregated with the Total Issuer Fees so paid to Grantee, shall not exceed the Limitation Amount after taking into account the foregoing actions.

      (b) Notwithstanding any other provision of this Agreement, the Option may not be exercised for a number of Option Shares as would, as of the date of exercise, result in a Notional Total Profit (as defined below) which, together with the Total Issuer Fees theretofore paid to Grantee, would exceed the Limitation Amount; provided, that nothing in this sentence shall restrict any exercise of the Option permitted hereby on any subsequent date.

      (c) As used herein, the term "Total Profit" shall mean the aggregate amount (before taxes) of the following: (i) the amount received by Grantee pursuant to Issuer's repurchase of the Option (or any portion thereof) pursuant to Section 5.1, (ii) (x) the amount received by Grantee pursuant to Issuer's repurchase of Option Shares pursuant to Section 5.1, less (y) Grantee's purchase price for such Option Shares and (iii) (x) the net cash amounts or the fair market value of any property received by Grantee pursuant to any consummated arm's-length sales of Option Shares (or any other securities into which such Option Shares are converted or exchanged) to any unaffiliated party, less (y) Grantee's purchase price of such Option Shares.

      (d) As used herein, the term "Notional Total Profit" with respect to any number of Option Shares as to which Grantee may propose to exercise the Option shall be the Total Profit determined as of the date of such proposal assuming that the Option was exercised on such date for such number of Option Shares and assuming that such Option Shares, together with all other Option Shares held by Grantee and its affiliates as of such date, were sold for cash at the closing market price (less customary brokerage commissions) for shares of Issuer Common Stock on the preceding trading day on the NASDAQ National Market System (or on any other nationally recognized exchange or trading system on which shares of Issuer Common Stock are then so listed or traded).

      6.2 Further Assurances; Listing.

      (a) From time to time, at the other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate the transactions contemplated by this Agreement, including, without limitation, to vest in Grantee good and marketable title, free and clear of all Liens, to any Option Shares purchased hereunder. Issuer agrees not to avoid or seek to avoid (whether by charter amendment or through reorganization, consolidation, merger, issuance of rights or securities or similar agreement, dissolution or sale of assets, or by any other voluntary act) the observance or performance of any of the covenants, agreements or conditions to be observed or performed hereunder by it.

      (b) If the Issuer Common Stock or any other securities to be acquired upon exercise of the Option are then listed on the NASDAQ National Market System (or any other national securities exchange or trading system), Issuer, upon the request of Grantee, will promptly file an application to list the shares of Issuer Common Stock or such other securities to be acquired upon exercise of the Option on the NASDAQ National

Market System (and any other national securities exchange or trading system) and will use reasonable best efforts to obtain approval of such listing as promptly as practicable.

      6.3 Division of Option; Lost Options. The Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of Grantee, upon presentation and surrender of this Agreement at the principal office of Issuer, for other agreements providing for Options of different denominations entitling Grantee to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of Option Shares purchasable hereunder. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft or destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new agreement of like tenor and date.

      6.4 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

      6.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy or telefacsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the tenth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

      (a) if to Grantee to:

     Adaptive Broadband Corporation
     1143 Borregas Avenue
     Sunnyvale, California 94089
     Fax: (408) 743-3449
     Attention: General Counsel

     with a copy to:

     Cooley Godward LLP
     One Maritime Plaza, 20th Floor
     San Francisco, California 94111
     (415) 951-3699
     Attention: Kenn Guernsey, Esq

      (b) if to Issuer to:

     Western Multiplex Corporation
     1196 Borregas Avenue
     Sunnyvale, California 94089
     Fax: (408) 734-4573
     Attention: Chief Financial Officer

     with a copy to:

     Simpson Thacher & Bartlett
     10 Universal City Plaza, Suite 1850
     Universal City, California 91608
     Fax: (818) 755-9613
     Attention: Daniel Clivner, Esq.

      6.6 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

      6.7 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

      6.8 Entire Agreement; No Third Party Beneficiaries.

      (a) This Agreement and the other agreements of the parties referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

      (b) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

      6.9 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware applicable to contracts executed and to be performed entirely within that State.

      6.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

      6.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

      6.12 Submission to Jurisdiction; Waivers. Each of Grantee and Issuer irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns may be brought and determined in the Chancery or other Courts of the State of Delaware, and each of Grantee and Issuer hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts. Each of Grantee and Issuer hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), (c) to the fullest extent permitted by applicable law, that
(i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts and (d) any right to a trial by jury.

      6.13 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

      6.14 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available.

      In Witness Whereof, Grantee and Issuer have caused this Stock Option Agreement to be duly executed as of the date first above written.

Grantee:                                  Adaptive Broadband Corporation

                                                 /s/ Frederick D. Lawrence
                                          By: _________________________________
                                            Name:Frederick D. Lawrence
                                            Title:Chairman and Chief Executive
                                            Officer

Issuer:                                   Western Multiplex Corporation

                                                   /s/ Jonathan N. Zakin
                                          By: _________________________________
                                            Name:Jonathan N. Zakin
                                            Title:Chairman and Chief Executive
                                            Officer

                                                                         Annex D

             [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON CORPORATION]

November 12, 2000

Board of Directors
Western Multiplex Corporation
1196 Borregas Avenue
Sunnyvale, California 94089

Members of the Board:

   You have asked us to advise you with respect to the fairness, from a financial point of view, to Western Multiplex Corporation ("Western") of the Exchange Ratio (as defined below) set forth in the Agreement and Plan of Merger, dated as of November 12, 2000 (the "Merger Agreement"), among Adaptive Broadband Corporation ("Adaptive"), Western and WA Merger Sub, Inc., a wholly owned subsidiary of Western ("Merger Sub"). The Agreement provides for, among other things, the merger of Merger Sub with and into Adaptive (the "Merger") pursuant to which each outstanding share of the common stock, par value $0.10 per share, of Adaptive ("Adaptive Common Stock") will be converted into the right to receive 1.345 (the "Exchange Ratio") shares of the Class A common stock, par value $0.01 per share, of Western ("Western Common Stock").

   In arriving at our opinion, we have reviewed the Merger Agreement and certain related documents, as well as certain publicly available business and financial information relating to Western and Adaptive. We also have reviewed certain other information relating to Western and Adaptive, including financial forecasts, provided to or discussed with us by Western and Adaptive, and have met with the managements of Western and Adaptive to discuss the businesses and prospects of Western and Adaptive. We also have considered certain financial and stock market data of Western and Adaptive, and we have compared those data with similar data for publicly held companies in businesses similar to Western and Adaptive, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which in the past have been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

   In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. We have been advised, and have assumed, that the financial forecasts for Western and Adaptive have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Western and Adaptive as to the future financial performance of Western and Adaptive. In addition, we have relied upon, without independent verification, the assessments of the managements of Western and Adaptive as to (i) the existing and future technology and products of Western and Adaptive and the risks associated with such technology and products, (ii) the potential cost savings and synergies (including the amount, timing and achievability thereof) and strategic benefits anticipated by the managements of Western and Adaptive to result from the Merger, (iii) their ability to integrate the businesses of Western and Adaptive and (iv) their ability to retain key employees of Western and Adaptive. We also have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Western or Adaptive, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. We are not expressing any opinion as to what the value of Western Common Stock actually will be when issued pursuant to the Merger or the prices at which Western Common Stock will trade at any time.

   We have acted as financial advisor to Western in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We and our affiliates have in the past provided financial services to an affiliate of Western unrelated to the proposed Merger, for which services we have received compensation. In the ordinary course of business, we and our affiliates may actively trade the securities of Western and Adaptive for our own and such affiliates' accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

   It is understood that this letter is for the information of the Board of Directors of Western in connection with its evaluation of the Merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the Merger.

   Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Western.

                                          Very truly yours,

                                          /s/ Credit Suisse First Boston
                                          Corporation

                                          CREDIT SUISSE FIRST BOSTON
                                          CORPORATION

                                                                         Annex E

                     [LETTERHEAD OF DAIN RAUSCHER WESSELS]

November 12, 2000

The Board of Directors
Adaptive Broadband Corporation
1143 Borregas Avenue
Sunnyvale, CA 94089

Members of the Board:

   You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Adaptive Broadband Corporation, a Delaware corporation (the "Company"), of the exchange ratio set forth in the Agreement and Plan of Merger dated November 12, 2000 (the "Agreement"), by and among Western Multiplex Corporation, a Delaware corporation (the "Acquiror"), Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Acquiror ("Merger Sub"), and the Company. Pursuant to the Agreement, Merger Sub will merge (the "Merger") into the Company. Capitalized terms used herein shall have the meanings used in the Agreement unless otherwise defined herein.

   Pursuant to the Agreement, each outstanding share of common stock of the Company (the "Company Common Stock") is proposed to be converted into 1.3450 shares (the "Exchange Ratio") of common stock of the Acquiror (the "Acquiror Common Stock"). The transaction is intended to qualify as reorganization under the provisions of Section 368(a) of the Internal Revenue Code and to be accounted for as a purchase for financial accounting purposes. The terms and conditions of the Merger and the Exchange Ratio are set forth more fully in the Agreement.

   Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("Dain Rauscher Wessels"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

   We are acting as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a portion of which is contingent upon the consummation of the Merger. We will also receive a fee for providing this opinion. The opinion fee is not contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of business, Dain Rauscher Wessels may for its own account and the accounts of its customers, hold a long or short position in the securities of the Company or the Acquiror.

   In connection with our review of the Merger, and in arriving at our opinion, we have: (i) reviewed the Agreement; (ii) reviewed and analyzed certain publicly available financial and other data with respect to the Company and Acquiror and certain other historical relevant operating data relating to the Company and Acquiror made available to us from published sources and from the internal records of the Company and Acquiror; (iii) conducted discussions with members of the senior management of the Company with respect to the business prospects and financial outlook of the Company and the combined company; (iv) conducted discussions with members of the senior management of the Acquiror with respect to the business prospects and financial outlook of the Acquiror and the combined company; (v) reviewed the reported prices and trading activity for the Company Common Stock and the Acquiror Common Stock; (vi) compared the premium implied by the Exchange Ratio with the premiums paid in selected precedent transactions; (vii) compared each company's relative contribution to various income statement parameters with their pro-forma ownership in the combined company; (viii) analyzed the potential earnings per share for the Acquiror; (ix) compared the financial performance of the Company and the prices of the Company Common Stock with that of certain other comparable publicly-traded companies and their securities; and (x) reviewed the financial terms, to the extent publicly available, of selected precedent transactions. In addition, we have conducted such other analyses and examinations and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion. DRW was unable to prepare a discounted cash flow (DCF) analysis as long-term projections were not available from the Company.

   With respect to the data and discussions relating to the business prospects and financial outlook of the Company and the Acquiror, upon advice of the Company and Acquiror we have assumed that such data has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and Acquiror as to the future financial performance of the Company and the Acquiror and that the Company and the Acquiror will perform substantially in accordance with such financial data and estimates. We express no opinion as to such financial data and estimates or the assumptions on which they were based.

   In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided to us by the Company and the Acquiror (including, without limitation, the financial statements and related notes thereto of the Company and the Acquiror), and have not assumed responsibility for independently verifying and have not independently verified such information. We have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the respective assets or liabilities of the Company or the Acquiror, and we have not been furnished with any such valuations or appraisals. In addition, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of the Company or the Acquiror. Our opinion relates to the Company as a going concern and, accordingly, we express no opinion based on its liquidation value. Additionally, we have not been asked and did not consider the possible effects of any litigation or other legal claims. Further, we have assumed that the Merger will be accounted for by the Acquiror as a purchase transaction under generally accepted accounting principles and will qualify as a reorganization for U.S. federal income tax purposes.

   Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

   Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Exchange Ratio and such opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger. This opinion shall not be otherwise published or used, nor shall any public references to us be made, without our prior written consent, except for publication in any proxy statement related to the Merger.

   Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger or the relative merits of the Merger compared to any alternative business strategy or transaction in which the Company might engage. We were not authorized to solicit, and did not solicit, other potential parties with respect to a business combination with the Company.

   Our opinion addresses solely the fairness of the Exchange Ratio to the holders of Company Common Stock in the Merger, and does not address any other terms or agreement relating to the Merger. We are not expressing any opinion herein as to the prices at which Company Common Stock or Acquiror Common Stock have traded or may trade in the future.

   Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock.

                                          Very truly yours,

                                          /s/ Dain Rauscher Wessels
                                          DAIN RAUSCHER WESSELS,
                                          a division of Dain Rauscher
                                           Incorporated

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

   Section 145(a) of the General Corporation Law of the State of Delaware ("Delaware Corporation Law") provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the persons conduct was unlawful.

   Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

   Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the persons status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

   The Registrant's bylaws and certificate of incorporation provide for the mandatory indemnification of its directors, officers, and to the extent authorized by the board of directors, employees and other agents, to the maximum extent permitted by Delaware General Corporation Law, and Western Multiplex has entered into employment agreements with certain of its officers and directors providing for their indemnification with respect to certain matters.

Item 21. Exhibits and Financial Statement Schedules.

   (a) The following exhibits are filed herewith or incorporated herein by reference:

 Exhibit
  Number                               Description
 -------                               -----------

  2.1 Agreement and Plan of Merger, dated as of November 12, 2000, among the Registrant, Western Multiplex, Adaptive Broadband and WA Merger
           Sub, Inc. (included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference).

  2.2(1)  Amended and Restated Acquisition Agreement, dated as of September 30,
           1999, by and among GTI Acquisition Corp., Glenayre Technologies,
           Inc., the Registrant and WMC Holding Corp.

  2.3(1) Amendment to Acquisition Agreement, dated as of October 31, 1999, by and among GTI Acquisition Corp., Glenayre Technologies, Inc., the
           Registrant and WMC Holding Corp.

  3.1(1)  Form of Amended and Restated Articles of Incorporation of the
           Registrant.

  3.2(1)  Form of Amended and Restated By-laws of the Registrant.

  4.1(1)  Form of the Registrant's Class A Common Stock Certificate.

  4.2(1)  Stockholders' Agreement, dated as of October 31, 1999, among the
           Registrant, WMC Holding Corp., GTI Acquisition Corp. and Glenayre
           Technologies, Inc.

  4.3(1)  Registration Rights Agreement, dated as of June 8, 2000, among the
           Registrant, Ripplewood Holdings, L.L.C. and WMC Holding Corp.

 *5.1     Opinion of Simpson Thacher & Bartlett regarding legality of securities being registered.

 *8.1     Opinion of Simpson Thacher & Bartlett regarding certain U.S. federal income tax aspects of the Merger.

 *8.2     Opinion of Cooley Godward LLP regarding certain U.S. federal income tax aspects of the Merger.

 10.1     Stock Option Agreement, dated November 12, 2000, among Western
           Multiplex, as Issuer, and Adaptive Broadband, as Grantee (included as Annex C to the proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference).

 10.2     Stock Option Agreement, dated November 12, 2000, among Adaptive
           Broadband, as Issuer, and Western Multiplex, as Grantee (included as
           Annex B to the proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference).

 10.3(1) Employment and Co-Investment Agreement, dated as of October 31, 1999, among Ripplewood Partners L.P., WMC Holding Corp., Seaview Holdings
           L.L.C., the Registrant and Jonathan N. Zakin.

 10.4(1)  Co-Investment Agreement, dated as of October 31, 1999, among
           Ripplewood Partners L.P., WMC Holding Corp., The Michael and Roberta
           Seedman Revocable Trust, Michael Seedman and the Registrant.

 10.5(1) Employment Agreement, dated as of November 1, 1999, by and between the Registrant and Amir Zoufonoun.

 10.6(1)  Subscription and Employee Stockholder's Agreement, dated as of
           January 31, 2000, among WMC Holding Corp., the Registrant,
           Ripplewood Partners, L.P. and Amir Zoufonoun.

 10.7(1) Employment Agreement, dated as of February 16, 2000, by and between the Registrant and Nancy Huber.

 10.8(1)  Subscription and Employee Stockholder's Agreement, dated as of
           February 28, 2000, among WMC Holding Corp., the Registrant,
           Ripplewood Partners, L.P. and Nancy Huber.

 10.9(1) Employment Agreement, dated as of May 2, 2000, among the Registrant and Fred Corsentino.

 10.10(1) Subscription and Employee Stockholder's Agreement, dated as of
           February 25, 2000, among WMC Holding Corp., the Registrant,
           Ripplewood Partners, L.P. and Fred Corsentino.

 Exhibit
  Number                               Description
 -------                               -----------
 10.11(1) Employment Agreement, dated March 27, 2000, by and between the
           Registrant and Joseph Tavormina.

 10.12(1) Subscription and Employee Stockholder's Agreement, dated as of
           February 23, 2000, among WMC Holding Corp., the Registrant,
           Ripplewood Partners, L.P. and Joseph Tavormina.

 10.13(1) Employment Agreement, dated as of April 14, 2000, by and between the Registrant and Hanan Cohen.

 10.14(1) Subscription and Employee Stockholder's Agreement, dated as of
           January 31, 2000, among WMC Holding Corp., the Registrant,
           Ripplewood Partners, L.P. and Hanan Cohen.

 10.15(1) Employment Agreement, dated as of February 28, 2000, by and between the Registrant and John Saefke.

 10.16(1) Subscription and Employee Stockholder's Agreement, dated as of
           January 31, 2000; among WMC Holding Corp., the Registrant,
           Ripplewood Partners, L.P. and John Saefke.

 10.17(1) 1999 Western Multiplex Corporation Stock Incentive Plan.

 10.18(1) Western Multiplex Corporation Employee Stock Purchase Plan.

 10.19(1) Western Multiplex Corporation 2000 Stock Option Plan for Non-Employee
           Directors.

 10.20(1) Stocking Distributor Agreement, dated May 27, 1998, by and between the Registrant and Somera Communications Inc.

 10.21(1) Credit Agreement, dated as of November 1, 1999, among the Registrant,
           Credit Suisse First Boston as Lead Arranger and as Agent and the several financial institutions from time to time party to the agreement.

 10.22(1) Assignment and Assumption Agreement, dated October 18, 1999, between the Registrant and Glenayre Electronics, Inc., including the Lease, dated July 1, 1996, between Glenayre Electronics, Inc. and Yercaf
           N.V.

 10.23(1) Lease, dated February 27, 1998, between Ubiquity Communication, Inc.
           and G&W/Copley Redwood Business Park, L.P.

 10.24(1) Promissory Note, dated as of January 31, 2000, made by Amir Zoufonoun in favor of the Registrant.

 10.25(1) Promissory Note, dated as of February 16, 2000, made by Nancy Huber in favor of the Registrant.

 10.26(1) Promissory Note, dated as of February 25, 2000, made by Fred
           Corsentino in favor of the Registrant.

 10.27(1) Promissory Note, dated as of February 23, 2000, made by Joe Tavormina in favor of the Registrant.

 10.28(1) Promissory Note, dated as of March 22, 2000, made by Joe Tavormina in favor of the Registrant.

 10.29(1) Promissory Note, dated as of January 31, 2000, made by Hanan Cohen in favor of the Registrant.

 10.30(1) Amendment No. 1 to 1999 Western Multiplex Corporation Stock Incentive
           Plan, dated June 8, 2000.

 10.31(1) Intellectual Property Assignment, dated November 1, 1999, from
           Glenayre Electronics, Inc. to the Registrant.

 10.32(1) License Agreement, dated November 1, 1999, by and between Glenayre
           Electronics, Inc. and the Registrant.

 10.33(1) Ubiquity Communication, Inc. 1997 Stock Option Plan.

 10.34(1) Ubiquity Communication, Inc. 1998 Stock Plan.

 10.35(1) Ubiquity Communication, Inc. 1999 Stock Plan.

 10.36(1) Amendment No. 1 to Western Multiplex Corporation 2000 Stock Option
           Plan for Non-Employee Directors, dated June 19, 2000.

  Exhibit
  Number                                Description
  -------                               -----------
  10.37(1) Management Services Agreement between Ripplewood Holdings, L.L.C.
            and the Registrant, dated November 1, 1999.

  10.38(1) Security Agreement, dated as of November 1, 1999, made by the Registrant in favor of Credit Suisse First Boston, as Agent.

  10.39(1) Intellectual Property Security Agreement, dated as of November 1,
            1999, between Credit Suisse First Boston, as Agent, and the
            Registrant.

 *23.1     Consent of Simpson Thacher & Bartlett (included as part of its opinions filed as Exhibit 5.1 and Exhibit 8.1, respectively, and incorporated herein by reference).

 *23.2     Consent of Cooley Godward LLP (included as part of its opinion filed as Exhibit 8.2 and incorporated herein by reference).

  23.3     Consent of Ernst & Young

  23.4     Consent of Arthur Anderson

  24.1 Power of Attorney (included on the signature page of this Form S-4 and incorporated herein by reference).

  99.1     Consent of Credit Suisse First Boston Corporation.

  99.2     Consent of Dain Rauscher Wessels.

  99.3(2)  Voting Agreement, dated as of November 12, 2000, between Adaptive
            Broadband and WMC Holding LLC.

  99.4     Form of Proxy of Western Multiplex

  99.5     Form of Proxy of Adaptive Broadband

--------
    *  To be filed by amendment.

(b)-(c) All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are not applicable and therefore have been omitted.
    (1) Incorporated by reference from the Registrant's Registration Statement on Form S-1 (file no. 333-35200), as amended.
    (2) Incorporated by reference from the Registrant's Form 8-K filed on November 14, 2000.

Item 22. Undertakings

   The undersigned Registrant hereby undertakes:

     (1) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrants annual report pursuant to
  Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plans annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof;

     (2) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

     (3) that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of
  Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (4) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means, including information contained in documents filed after the effective date of this registration statement through the date of responding to such request; and

     (5) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

   Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on December 1, 2000.

                                          WESTERN MULTIPLEX

                                                 /s/ Jonathan N. Zakin
                                          By: _________________________________
                                                     Jonathan N. Zakin
                                              Title: Chief Executive Officer

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Jonathan N. Zakin, Nancy Huber and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                        Title                  Date
              ---------                        -----                  ----


      /s/ Jonathan N. Zakin           Chairman, Chief           December 1, 2000
 ____________________________________  Executive Officer and
          Jonathan N. Zakin            Director (Principal
                                       Executive Officer)

         /s/ Nancy Huber              Chief Financial Officer   December 1, 2000
 ____________________________________  (Principal Financial
             Nancy Huber               and Accounting
                                       Officer), Vice
                                       President, Finance and
                                       Secretary

        /s/ Amir Zoufonoun            President, Chief          December 1, 2000
 ____________________________________  Operating Officer and
            Amir Zoufonoun             Director

       /s/ Michael Seedman            Director                  December 1, 2000
 ____________________________________
           Michael Seedman

                                      Director
 ____________________________________
          Timothy C. Collins

              Signature                 Title          Date
              ---------                 -----          ----


        /s/ Jeffrey M. Hendren        Director   December 1, 2000
 ____________________________________
          Jeffrey M. Hendren

         /s/ Hironori Aihara          Director   December 1, 2000
 ____________________________________
           Hironori Aihara

        /s/ Michael J. Boskin         Director   December 1, 2000
 ____________________________________
          Michael J. Boskin

          /s/ Peter O. Crisp          Director   December 1, 2000
 ____________________________________
            Peter O. Crisp

        /s/ Stanley S. Shuman         Director   December 1, 2000
 ____________________________________
          Stanley S. Shuman

                                 EXHIBIT INDEX

 Exhibit
  Number                               Description
 -------                               -----------

  2.1 Agreement and Plan of Merger, dated as of November 12, 2000, among the Registrant, Western Multiplex, Adaptive Broadband and WA Merger
           Sub, Inc. (included as Annex A to the proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference).

  2.2(1)  Amended and Restated Acquisition Agreement, dated as of September 30,
           1999, by and among GTI Acquisition Corp., Glenayre Technologies,
           Inc., the Registrant and WMC Holding Corp.

  2.3(1) Amendment to Acquisition Agreement, dated as of October 31, 1999, by and among GTI Acquisition Corp., Glenayre Technologies, Inc., the
           Registrant and WMC Holding Corp.

  3.1(1)  Form of Amended and Restated Articles of Incorporation of the
           Registrant.

  3.2(1)  Form of Amended and Restated By-laws of the Registrant.

  4.1(1)  Form of the Registrant's Class A Common Stock Certificate.

  4.2(1)  Stockholders' Agreement, dated as of October 31, 1999, among the
           Registrant, WMC Holding Corp., GTI Acquisition Corp. and Glenayre
           Technologies, Inc.

  4.3(1)  Registration Rights Agreement, dated as of June 8, 2000, among the
           Registrant, Ripplewood Holdings, L.L.C. and WMC Holding Corp.

 *5.1     Opinion of Simpson Thacher & Bartlett regarding legality of securities being registered.

 *8.1     Opinion of Simpson Thacher & Bartlett regarding certain U.S. federal income tax aspects of the Merger.

 *8.2     Opinion of Cooley Godward LLP regarding certain U.S. federal income tax aspects of the Merger.

 10.1     Stock Option Agreement, dated November 12, 2000, among Western
           Multiplex, as Issuer, and Adaptive Broadband, as Grantee (included as Annex C to the proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference).

 10.2     Stock Option Agreement, dated November 12, 2000, among Adaptive
           Broadband, as Issuer, and Western Multiplex, as Grantee (included as
           Annex B to the proxy statement/prospectus forming a part of this Registration Statement and incorporated herein by reference).

 10.3(1) Employment and Co-Investment Agreement, dated as of October 31, 1999, among Ripplewood Partners L.P., WMC Holding Corp., Seaview Holdings
           L.L.C., the Registrant and Jonathan N. Zakin.

 10.4(1)  Co-Investment Agreement, dated as of October 31, 1999, among
           Ripplewood Partners L.P., WMC Holding Corp., The Michael and Roberta
           Seedman Revocable Trust, Michael Seedman and the Registrant.

 10.5(1) Employment Agreement, dated as of November 1, 1999, by and between the Registrant and Amir Zoufonoun.

 10.6(1)  Subscription and Employee Stockholder's Agreement, dated as of
           January 31, 2000, among WMC Holding Corp., the Registrant,
           Ripplewood Partners, L.P. and Amir Zoufonoun.

 10.7(1) Employment Agreement, dated as of February 16, 2000, by and between the Registrant and Nancy Huber.

 10.8(1)  Subscription and Employee Stockholder's Agreement, dated as of
           February 28, 2000, among WMC Holding Corp., the Registrant,
           Ripplewood Partners, L.P. and Nancy Huber.

 10.9(1) Employment Agreement, dated as of May 2, 2000, among the Registrant and Fred Corsentino.

 10.10(1) Subscription and Employee Stockholder's Agreement, dated as of
           February 25, 2000, among WMC Holding Corp., the Registrant,
           Ripplewood Partners, L.P. and Fred Corsentino.

 Exhibit
  Number                               Description
 -------                               -----------
 10.11(1) Employment Agreement, dated March 27, 2000, by and between the
           Registrant and Joseph Tavormina.

 10.12(1) Subscription and Employee Stockholder's Agreement, dated as of
           February 23, 2000, among WMC Holding Corp., the Registrant,
           Ripplewood Partners, L.P. and Joseph Tavormina.

 10.13(1) Employment Agreement, dated as of April 14, 2000, by and between the Registrant and Hanan Cohen.

 10.14(1) Subscription and Employee Stockholder's Agreement, dated as of
           January 31, 2000, among WMC Holding Corp., the Registrant,
           Ripplewood Partners, L.P. and Hanan Cohen.

 10.15(1) Employment Agreement, dated as of February 28, 2000, by and between the Registrant and John Saefke.

 10.16(1) Subscription and Employee Stockholder's Agreement, dated as of
           January 31, 2000; among WMC Holding Corp., the Registrant,
           Ripplewood Partners, L.P. and John Saefke.

 10.17(1) 1999 Western Multiplex Corporation Stock Incentive Plan.

 10.18(1) Western Multiplex Corporation Employee Stock Purchase Plan.

 10.19(1) Western Multiplex Corporation 2000 Stock Option Plan for Non-Employee
           Directors.

 10.20(1) Stocking Distributor Agreement, dated May 27, 1998, by and between the Registrant and Somera Communications Inc.

 10.21(1) Credit Agreement, dated as of November 1, 1999, among the Registrant,
           Credit Suisse First Boston as Lead Arranger and as Agent and the several financial institutions from time to time party to the agreement.

 10.22(1) Assignment and Assumption Agreement, dated October 18, 1999, between the Registrant and Glenayre Electronics, Inc., including the Lease, dated July 1, 1996, between Glenayre Electronics, Inc. and Yercaf
           N.V.

 10.23(1) Lease, dated February 27, 1998, between Ubiquity Communication, Inc.
           and G&W/Copley Redwood Business Park, L.P.

 10.24(1) Promissory Note, dated as of January 31, 2000, made by Amir Zoufonoun in favor of the Registrant.

 10.25(1) Promissory Note, dated as of February 16, 2000, made by Nancy Huber in favor of the Registrant.

 10.26(1) Promissory Note, dated as of February 25, 2000, made by Fred
           Corsentino in favor of the Registrant.

 10.27(1) Promissory Note, dated as of February 23, 2000, made by Joe Tavormina in favor of the Registrant.

 10.28(1) Promissory Note, dated as of March 22, 2000, made by Joe Tavormina in favor of the Registrant.

 10.29(1) Promissory Note, dated as of January 31, 2000, made by Hanan Cohen in favor of the Registrant.

 10.30(1) Amendment No. 1 to 1999 Western Multiplex Corporation Stock Incentive
           Plan, dated June 8, 2000.

 10.31(1) Intellectual Property Assignment, dated November 1, 1999, from
           Glenayre Electronics, Inc. to the Registrant.

 10.32(1) License Agreement, dated November 1, 1999, by and between Glenayre
           Electronics, Inc. and the Registrant.

 10.33(1) Ubiquity Communication, Inc. 1997 Stock Option Plan.

 10.34(1) Ubiquity Communication, Inc. 1998 Stock Plan.

 10.35(1) Ubiquity Communication, Inc. 1999 Stock Plan.

 10.36(1) Amendment No. 1 to Western Multiplex Corporation 2000 Stock Option
           Plan for Non-Employee Directors, dated June 19, 2000.

  Exhibit
  Number                                Description
  -------                               -----------
  10.37(1) Management Services Agreement between Ripplewood Holdings, L.L.C.
            and the Registrant, dated November 1, 1999.

  10.38(1) Security Agreement, dated as of November 1, 1999, made by the Registrant in favor of Credit Suisse First Boston, as Agent.

  10.39(1) Intellectual Property Security Agreement, dated as of November 1,
            1999, between Credit Suisse First Boston, as Agent, and the
            Registrant.

 *23.1     Consent of Simpson Thacher & Bartlett (included as part of its opinions filed as Exhibit 5.1 and Exhibit 8.1, respectively, and incorporated herein by reference).

 *23.2     Consent of Cooley Godward LLP (included as part of its opinion filed as Exhibit 8.2 and incorporated herein by reference).

  23.3     Consent of Ernst & Young

  23.4     Consent of Arthur Anderson

  24.1 Power of Attorney (included on the signature page of this Form S-4 and incorporated herein by reference).

  99.1     Consent of Credit Suisse First Boston Corporation.

  99.2     Consent of Dain Rauscher Wessels.

  99.3(2)  Voting Agreement, dated as of November 12, 2000, between Adaptive
            Broadband and WMC Holding LLC.

  99.4     Form of Proxy of Western Multiplex

  99.5     Form of Proxy of Adaptive Broadband

--------
      *  To be filed by amendment.

(b)-(c) All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are not applicable and therefore have been omitted.
    (1) Incorporated by reference from the Registrant's Registration Statement on Form S-1 (file no. 333-35200), as amended.
    (2) Incorporated by reference from the Registrant's Form 8-K filed on November 14, 2000.